Form 10-K, Exhibit 13
period 1993-10-31
HARCOURT GENERAL INC
filed 1994-01-28
CIK 40493

Exhibit 13.1

{page 16}

                               BUSINESS REVIEW

                                PUBLISHING

The following review of operations discusses the results of Harcourt General's four business segments: publishing, specialty retailing, insurance and professional services. The professional services segment - which consists of Drake Beam Morin's professional outplacement service operations - is reported separately for the first time this year. Previously, it had been included in publishing results. Publishing results for prior years have been restated to conform to this new reporting format. The absence of a theatre review reflects the treatment of that business as a discontinued operation, following the spinoff of the theatre business along with $64 million in cash to Harcourt General shareholders in December 1993.

Harcourt Brace & Company ranks among the world's largest and most prestigious publishing houses, providing quality product for the educational, scientific, technical, medical, professional and trade markets.


Within the educational market, Harcourt Brace is a leading publisher of textbooks and other instructional materials for elementary and secondary schools under the Harcourt Brace and Holt, Rinehart and Winston imprints.
The Company's well-known college imprints include Harcourt Brace College, Holt College, Saunders College and Dryden Press. The Psychological Corporation, the Company's testing business, is the largest for-profit publisher of tests for educational, psychological, clinical and professional assessment.


Academic Press and W.B. Saunders, the Company's scientific, technical, medical
(STM) publishing businesses, hold well-established market leadership positions. Academic Press is one of the leading international publishers of books and scholarly journals in the life, physical and social sciences. W.B. Saunders is the world's leading publisher of medical books and periodicals for the health sciences.

In the professional field, the Company conducts the largest bar examination review program in the country under the BAR/BRI name. Harcourt Brace Professional Publishing produces accounting and tax practice reference materials. The trade division publishes distinguished literature for children and adults.

The Company has international operations in London, Tokyo, Sydney, Toronto and Montreal as well as a foreign export division based in Orlando, Florida. These operations publish locally and distribute U.S. product internationally in the educational, STM, professional and trade areas.




{page 17}

Fiscal 1993 was a year of significant progress for the publishing segment, which represents Harcourt General's largest earnings contributor. A continuing emphasis on product development at all divisions has greatly enhanced the market positions of our various imprints. The Harcourt Brace publishing businesses are among the leaders in their market segments and hold significant untapped potential for revenue growth and earnings appreciation through continued revitalization efforts.

Publishing revenues increased 9.2% in 1993 to $944.5 million from $865.3 million in 1992. Operating earnings improved to $142.2 million, a 14.2% increase from the previous year due to a very strong performance by our elementary and secondary educational publishing operations. Operating margins improved to 15.1% from 14.4%.

Educational Publishing
The educational publishing businesses include Harcourt Brace School, which produces textbooks and related instructional materials for the elementary grades; Holt, Rinehart and Winston (HRW), which publishes instructional materials for grades 7 through 12; Harcourt Brace College, which publishes post-secondary educational materials; and The Psychological Corporation, which provides tests for educational, psychological, clinical and professional assessment.

Harcourt Brace School
In 1993, Harcourt Brace School achieved revenue growth in excess of 50% and a very strong increase in operating earnings. This improved performance was led by the success of the Treasury of Literature reading program, which secured 47% of the market in Texas, 63% of the available business in the Arizona state adoption, and a significant share of market in the open territory states. Continued sales of Mathematics Plus - introduced in 1992 and now the number one-selling new elementary mathematics program - also contributed to the school division's substantially improved operating results in 1993.

New products to be introduced in 1994 include Passports, a supplemental reading program that complements Treasury of Literature, as well as revisions of Mathematics Plus and Being Healthy. Because market demand for elementary textbooks will be substantially less in fiscal 1994, operating results from this business will decline significantly from 1993 levels. However, Harcourt Brace School is developing major new programs in a number of subject areas in preparation for very significant adoption opportunities in 1995 and 1996.
Holt, Rinehart and Winston

Holt Rinehart and Winston
Both revenues and operating income improved significantly this year at HRW, reflecting very strong sales of SciencePlus, Elements of Writing and Elements of Literature, all of which were introduced in 1993. SciencePlus, a three-year program for the middle school market, captured a 45% market share in California. Elements of Literature and Elements of Writing - both 7th-12th grade programs secured significant share of market in the key states of Virginia, South Carolina and Louisiana. Sales of previously published backlist product were also strong during the year.



{page 18}

In 1994, HRW will benefit from continued demand for these very successful products as well as sales of its new biology program, Biology: Visualizing Life, which was introduced in the latter half of 1993. In addition, HRW will introduce a new interactive multimedia biology program, Concepts of Biology, in 1994. The division will publish a new edition of The American Nation, an important history textbook, in 1994 and a new mathematics program in 1995. HRW's results in the coming year will be dampened by a decrease in secondary textbook demand compared to 1993. However, as in the elementary market, secondary adoptions will increase substantially in 1995 and 1996.

The Psychological Corporation
The Psychological Corporation had a modest decrease in revenues in 1993 compared to very strong year-ago sales, which were boosted by the introduction of a revised version of the Wechsler Intelligence Scale for Children (WISC-III), the most widely used intellectual ability measure in the world. Strong sales in 1993 of the seventh edition of the Metropolitan Achievement Test (MAT 7) and the Bayley Scales of Infant Development, Second Edition (BSID-II), both introduced in 1993, helped to offset the decreased revenues from WISC-III.


Over the long-term there is significant opportunity for The Psychological Corporation to play a vital role in educational reform, as that movement will likely result in the use of a greater variety of assessment methodologies. With its broad product base, The Psychological Corporation is well-positioned to benefit from increased demand for numerous types of assessment tools.

Harcourt Brace College
College revenues in 1993 increased slightly while operating earnings declined substantially as a result of increased operating expenses that reflect a staff expansion and higher marketing costs. Strong sales of Saunders science textbooks were more than offset by disappointing sales of Dryden Press texbooks in business and economics subject areas due to in part to declines in business school enrollments.

Best-selling titles in 1993 included Boone and Kurtz, Contemporary Business, Seventh Edition; Serway and Faughn, College Physics, Third Edition; and the 12th edition of the Harbrace College Handbook.

The college division initiated a print-based custom publishing operation in 1993. This program is able to meet an individual instructor's teaching needs by combining his or her classroom material with portions of an existing Harcourt Brace textbook.

Harcourt Brace College has made meaningful progress over the past two years in the area of author acquisitions. As a result, important new textbooks are currently under development in the fields of economics, marketing and accounting, which will help return the college division's Dryden Press imprint to its former leadership position in the business and economics market. We also expect to strengthen our product offerings in a number of other areas, including mathematics, behavioral sciences and education over the next several years.

Scientific, Technical, Medical Publishing
Academic Press
Academic Press had slightly higher sales in 1993 due to increased journal subscription revenue which more than offset lower book sales, reflecting the release of fewer titles. Academic Press published approximately 400 scientific and technical books and more than 200 scientific journals during the year. 1993 also marked the introduction of the new AP Professional imprint to publish technical and reference books for advanced computer professionals. Fourteen new titles were released in 1993 under this new imprint, and approximately 30 titles are scheduled for publication in 1994.



{page 19}

Despite the challenging funding situation facing many libraries worldwide, Academic Press should benefit in 1994 from a planned increase in the number of journal issues as well as from continued growth of the AP Professional imprint.

W.B. Saunders Company
Revenues at W.B. Saunders were virtually unchanged in 1993. Operating earnings decreased from a very strong performance in 1992. Higher journal and clinic subscription revenues offset lower sales of backlist book titles. Revenues were affected by concerns within the medical community regarding health care reform and its potential impact on physicians and other health care professionals.

In 1993, W.B. Saunders published approximately 150 books and 140 periodicals for the health sciences market. Major titles contributing to 1993 sales included Albert & Jakobiec's Principles & Practice of Ophthalmology, Magee's Orthopaedic Physical Assessment, and Jarvis Physical Examination & Health Assessment. In addition, substantial progress was made in expanding Saunders product offering for the nursing and health-related professions. The 1993 book publication schedule overall was significantly lighter than 1992, when Saunders published nearly 200 books, including major titles like Braunwald's Heart Disease and Wyngaarden, Smith & Bennett's Cecil Textbook of Medicine.

W.B. Saunders will benefit in 1994 from an increase in the number of medical books scheduled for publication. Included in that schedule is the 28th edition of Dorland's Illustrated Medical Dictionary, a major title first published in 1900. The company will also introduce 12 new periodicals in 1994.

Going forward, W.B. Saunders will focus on maintaining its leading worldwide position in medical book publishing while continuing to expand into new allied health and nursing publishing niches.

Professional Publishing
Professional publishing revenues benefited in 1993 from the addition of the CPA Services product line, a professional accounting newsletter and executive report publisher which was acquired at the end of fiscal 1992. Products under development during 1994 will include new accounting and tax reference materials, several new professional newsletters, and various software applications for the CPA market, including a CD-ROM version of the bestselling GAAP Guide.

Legal & Professional
Harcourt Brace's Legal and Professional operation conducts the largest bar examination review program in the country under the BAR/BRI name. The division also conducts review courses for CPA accreditation and graduate school entrance examinations. More than 30,000 individuals completed Legal and Professional's review courses in 1993.

Harcourt Brace Trade
In 1993, the Harcourt Brace trade division benefited from strong sales of children's titles. Several Harcourt Brace trade publications earned distinctions during the year. Virginia Woolf's Orlando secured a position on the Publishers Weekly bestseller list, as did the popular children's book Stellaluna, which reached the number-one position on this list. Other successful titles released in 1993 include Harriet Doerr's national bestseller Consider This, Senora, and Terry Waite's Taken On Trust. Beginning in 1994, the division will publish fewer adult hardcover titles. Its program will emphasize high-quality literary hardcovers, the Harvest trade paperback line, and the children's book imprints.

Foreign / International
Harcourt Brace's international operations had slightly lower revenues in 1993, reflecting the discontinuation of elementary textbook publishing businesses in England and Australia and the trade business in Japan.




{page 20}

                          SPECIALTY RETAILING

The Company's specialty retailing operations include a collection of distinctive retailing brand equities - Neiman Marcus, NM Direct, Bergdorf Goodman and Contempo Casuals.

Neiman Marcus, a world-renowned high-fashion specialty retailer, serves customers through 27 stores in 24 cities. NM Direct, the Neiman Marcus mail order operation, includes the well-known Horchow catalogues in addition to those of Neiman Marcus.

Bergdorf Goodman and Bergdorf Goodman Men, with perhaps the preeminent retail locations in the world at Fifth Avenue and 58th Street in New York City, offer customers quality apparel and accessories from leading international designers.


Contempo Casuals provides contemporary fashion apparel and accessories for young women through a chain of 290 stores in regional shopping malls in 35 states and Puerto Rico.

Neiman Marcus, NM Direct, Bergdorf Goodman and Contempo Casuals - which make up the Company's specialty retailing operations - achieved the highest level of financial performance in their six years of operation under Harcourt General management. Total revenues for our specialty retailing operations grew 11.5% in fiscal 1993 to $2.02 billion, with comparable revenues growing 6.6%. Operating earnings were $120.2 million, a 47.5% increase over 1992's performance. Each of our divisions realized gross margin improvement, and the group's operating margin increased to 6.0% from 4.5% in 1992. Results of our up-scale businesses Neiman Marcus stores, NM Direct and Bergdorf Goodman - drove this performance, as business at Contempo Casuals remained weak throughout the year.

The bulk of planned store renovation and expansion work at Neiman Marcus and Bergdorf Goodman has been completed, greatly enhancing the competitive market positions of these retail franchises.

Our focus in 1994 will be on maintaining the positive revenue and earnings momentum at Neiman Marcus, NM Direct and Bergdorf Goodman while focusing on returning Contempo Casuals to profitability. The degree of improvement at the Contempo Casuals Division will be the major determinant of our ability to show meaningful earnings gains from our specialty retailing operations in fiscal 1994.

Neiman Marcus Division
The Neiman Marcus Division includes the Neiman Marcus stores and the mail order operations of NM Direct, both of which made significant progress in 1993.

Revenues in 1993 for the Neiman Marcus Division increased 12.7% to $1.45 billion. Comparable store sales at the Neiman Marcus stores grew 7.6% while NM Direct continued its double-digit revenue growth trend. Operating earnings for the division rose 45.7% to $121.5 million from $83.4 million the previous year. Operating margins improved to 8.5% from 6.6% in 1992.

The performance improvement at Neiman Marcus stores was primarily the result of a number of evolutionary merchandising changes implemented during the year. These changes include an expansion of merchandise offered at the Neiman Marcus opening price points along with increased assortments in the career and

[page 21]

casual merchandise categories. Both initiatives were designed to increase profitability by increasing transaction volume and expanding our customer base. NM Direct made a strong contribution to the division's profit improvement due to an increase in the number of transactions and higher gross margins. The mail order operation distributed approximately 75 catalogues in 1993, an increase of roughly 10% over the number mailed in 1992. The catalogues have an average circulation of 1.2 million households per book.

Selective expansion and remodeling projects are continuing at Neiman Marcus stores. Expansion plans include four new Neiman Marcus stores, the first of which is scheduled to open in Short Hills, New Jersey in calendar 1995, followed by new stores in Paramus, New Jersey and King of Prussia, Pennsylvania, both in 1996. A fourth new store in Honolulu, Hawaii will follow. Remodeling work at the San Francisco store was completed in the fall. Ongoing projects include renovations in Boston; Westchester, New York; NorthPark in Dallas; and Northbrook, just outside Chicago.

NM Direct recently initiated a major expansion of its telemarketing and fulfillment facility in Las Colinas, Texas. Planned for completion in 1994, that expansion will accommodate continued growth in the mail order business.

Bergdorf Goodman
Both Bergdorf Goodman and Bergdorf Goodman Men registered strong revenue growth in fiscal 1993, with broad-based improvement across merchandise categories. Annual revenues increased 10.0% to $219.1 million. Sales growth at both the main store and the men's store more than compensated for a decline in mail order revenues. Operating earnings increased 66.2% to $12.8 million, with gross margin improvement offsetting a modest increase in selling expenses due to new advertising campaigns.

New advertising and sales promotion campaigns were initiated at both of the Bergdorf Goodman stores in 1993 to generate increased store traffic and expand the active customer base. The campaigns had a positive impact as both the number of transactions and the average dollar amount per transaction increased for the year.

Upcoming renovation plans include a remodeling of the main store's sixth floor, which will feature designer sportswear, coats, dresses and eveningwear. That project is scheduled to begin in the spring of 1994.

Bergdorf Goodman Men has yet to reach the volume level required to achieve profitability. It is making important progress toward that goal, however, and will continue to focus on programs to expand its share of the upscale New York market.

Contempo Casuals

Business at Contempo Casuals continued to be disappointing in fiscal 1993. The Contempo customers - young women in the 17- to 24-year-old age bracket - continue to feel the impact of economic uncertainty while business also suffered from a lack of inspiring fashion trends. Despite a comparable store revenue decrease of 4.9% in 1993, inventory and expense control initiatives held Contempo's operating loss to $3.6 million, approximately equal to the operating loss incurred in 1992. Including losses associated with the test of Pastille, a new retail concept, the Contempo Division had a total operating loss of $14.1 million in 1993 compared with an operating loss of $9.5 million in 1992.

Efforts underway to restore Contempo to profitability in 1994 include the development of a more focused merchandising approach featuring fewer fashion trends in greater depth; an enhanced visual presentation; and a continued emphasis on cost and inventory controls. The Pastille operation should significantly reduce its operating loss in 1994.



{page 22}

                             INSURANCE

Harcourt General's insurance operations include Federal Home Life Insurance Company, PHF Life Insurance Company and The Harvest Life Insurance Company. The Company's four insurance divisions - farm, general agency, structured settlements and credit - are engaged primarily in the underwriting of individual health, life, accident and credit insurance policies as well as the sale of annuity products.

Harcourt General's insurance operations achieved an exceptionally strong performance in 1993, with revenues increasing 18.0% to $548.0 million from $464.6 million in 1992. Operating earnings grew 65.6% to $70.9 million from $42.8 million in the previous year.

The revenue growth was primarily attributable to improved structured settlement sales as well as significant capital gains and higher investment income due to a larger portfolio balance. Operating earnings were favorably impacted by the higher capital gains along with increased interest margins on deferred annuity business and favorable claims experience in the farm and credit health markets. These were partially offset by lower structured settlement results due to adverse mortality experience.

Total revenues and operating earnings include $27.8 million of capital gains in 1993 compared to capital gains of $2.7 million in 1992. These gains result primarily from calls on debt securities held in the insurance investment portfolio as a result of the current low interest rate environment and are beyond the Company's control.

Results in fiscal 1993 also include a $4.6 million charge recognized in the third quarter primarily relating to the write-off of deferred acquisition costs in conjunction with the reinsurance of a block of major medical business, fulfilling our stated intention to exit the major medical field.

The insurance companies' marketing efforts in fiscal 1993 were aided in part by improved credit ratings secured in fiscal 1992. The A.M. Best rating agency removed its contingency qualification from Federal Home Life Insurance Company and now rates that business A+/Superior. In addition, Duff & Phelps currently rates the insurance companies AA-.

The insurance operations are managed conservatively and have significantly increased in value over the past two years. Financial results in 1994 should benefit from steady improvement in the fundamental insurance business and higher sales of annuity products. Capital gains in fiscal 1994 should again be significant but will not reach the level recognized in 1993.

Insurance Liquidity and Capital Resources
Cash provided by insurance operations in fiscal 1993 totaled $31.1 million.
This amount reflects insurance net earnings of $46.0 million adjusted for operating and non-operating items totaling $14.9 million. A decrease in unearned premiums and an increase in deferred policy acquisition costs were partially offset by increases in policyholder reserves. The insurance companies used $439.6 million of cash in investing activities, primarily to purchase fixed maturity securities. Cash provided by insurance financing activities consisted primarily of proceeds from policyholder deposits of $393.0 million.

The investment portfolio of the insurance companies included $24.3 million of non-investment grade debt securities at October 31, 1993. These assets, stated at their current market value, represented less than 1.0% of the $3.1 billion market value of the total investment portfolio at year-end. The portfolio also included real estate currently valued at $16.9 million, equal to approximately 0.5% of the total investment portfolio at October 31, 1993.

The portfolio of securities is diversified so that no particular issue is individually material to the total investment portfolio. Under the current investment policy of the insurance company, these securities generally will be held to maturity. Therefore, the primary risk is default of the issuer rather than liquidity risk associated with market volatility.



{Page 23}

                              PROFESSIONAL SERVICES

Founded in 1967, Drake Beam Morin (DBM) is the world's leading provider of organizational and individual transition consulting. DBM operates a total of 151 offices - 67 domestic and 84 international - in 26 countries.

The professional services segment, which consists of the operations of Drake Beam Morin (DBM), had substantially higher revenues and operating earnings in fiscal 1993. Revenues grew 20.5% to $146.3 million from $121.4 million in 1992. Operating earnings were $28.4 million, an increase of 18.6% over the previous year, continuing the company's very strong growth record.

As the world's leading human resources management consulting firm, DBM assists organizations and individuals worldwide in employee selection, performance, career management and transition management. DBM services a wide array of clients including large and small corporations as well as private and government organizations, providing consulting services to individuals throughout all levels of the organization. DBM's services include both individual executive counseling / placement programs and group programs. The company has also expanded its services in recent years to include employee training and consulting for organizations in the process of change. Drake Beam Morin's performance improvement in 1993 was the result of substantial increases in both group and individual executive program revenues stemming from a number of major new corporate contracts. Operating earnings improved due to the volume increase but were offset somewhat by higher personnel and operational costs supporting the increased level of business.

In 1994, Drake Beam Morin will continue to expand its new training and consulting line of business. In addition, the company plans to add eight new domestic offices as well as new foreign offices in Canada and Mexico. Demand for DBM's services should remain strong as business organizations, both domestically and internationally, continue to restructure and downsize to remain competitive.



{Page 25}

FINANCIAL REVIEW

FINANCIAL STATEMENT PRESENTATION
The accompanying consolidated financial statements present the Company's spinoff of its theatre operations to Harcourt General shareholders as a discontinued operation, and the acquisition of Harcourt Brace & Company in November 1991 is treated as a pooling-of-interests. It is also important to note that The Neiman Marcus Group, Inc. (NMG) is not a wholly-owned subsidiary of Harcourt General and that the insurance companies operate in a regulated industry. Certain current and prior year amounts have been restated to present the theatre division spinoff as well as the reporting of the Company's professional services operation as a separate business segment which previously had been included in publishing results.

GENERAL CINEMA THEATRES
On December 15, 1993, Harcourt General completed the spinoff of its General Cinema Theatre operations along with $64.0 million in cash in a tax-free distribution to Harcourt General shareholders. The newly created company, GC Companies, Inc., will operate General Cinema Theatres and will pursue investment and acquisition opportunities.
        Under the plan of distribution, the Company transferred net theatre assets totaling approximately $135.0 million, including $64.0 million in cash, to GC Companies. The theatre business has been treated as a discontinued operation in the accompanying consolidated statements of operations and cash flows, and fiscal years 1992 and 1991 have been restated to reflect this accounting treatment.

HARCOURT BRACE & COMPANY
On November 25, 1991, Harcourt General merged with Harcourt Brace & Company (Harcourt Brace) in a business combination accounted for as a pooling-of-interests. The merger was completed after Harcourt General acquired 90% of the outstanding debentures of Harcourt Brace for $1.1 billion in cash and issued 2.9 million shares of Class B Stock and 2.4 million shares of Common Stock in exchange for the outstanding Harcourt Brace common and preferred stocks.
        The accompanying financial statements utilize pooling-of-interests accounting and reflect the combined historical accounts of the two companies to give retroactive effect to the merger. In fiscal 1992, the Company recorded the purchase of the Harcourt Brace debt, which resulted in a net extraordinary after-tax gain of $419.6 million, or $5.30 per share.

THE NEIMAN MARCUS GROUP, INC.
As of October 31, 1993, Harcourt General held approximately 65% of the fully-converted equity in NMG. As a majority-owned subsidiary, NMG's financial statements are consolidated with those of Harcourt General with a lag of one quarter. Therefore, NMG's operating results for its fiscal year ended July 31, 1993 have been consolidated with the Company's operating results for its fiscal year ended October 31, 1993.
        NMG is a public company whose shares are listed on the New York Stock Exchange. Harcourt General has no claim on NMG's assets and is not legally responsible for its liabilities. The Company also has no access to NMG's earnings or cash flow other than through the receipt of cash dividends paid by NMG. The reverse is also true, and NMG has no claim on the Company's assets.

HARCOURT GENERAL INSURANCE
The Company's consolidated balance sheets include segregated balances for the insurance company's assets and liabilities. This approach is taken because substantially all insurance assets, including cash, are available to the Company only through dividend distributions which are restricted by state insurance regulations.
        Under state insurance regulations, without prior regulatory approval, the maximum dividend that the insurance company could have paid during the calendar year ending December 31, 1993 was approximately $18.5 million. The payment of dividends is also subject to other considerations, including the maintenance of insurance industry credit ratings. The insurance company did not distribute any dividends during the fiscal year ended October 31, 1993. In December 1991, Harcourt General invested $20.0 million of capital to strengthen the statutory capital surplus of the insurance company and secure improved credit ratings.


{Page 26}

SEGMENT OPERATING RESULTS
The following table reflects revenues and operating earnings by business segment.

                                            years ended October 31,
(In thousands)                          1993        1992           1991
Revenues:
    Publishing                        $  944,545   $  865,336   $  807,689
    Specialty retailing                2,016,914    1,808,354    1,744,800
    Insurance                            548,030      464,606      464,726
    Professional services                146,252      121,391      103,795
     Total revenues                   $3,655,741   $3,259,687   $3,121,010

Operating earnings (loss):
    Publishing                        $  142,177  $   124,503  ($   73,792)
    Specialty retailing                  120,191       81,510       82,277
    Insurance                             70,871       42,798      (45,296)
    Professional services                 28,395       23,938       14,309
    Corporate expenses                   (47,307)     (41,876)     (40,706)
    Merger and restructuring charges                               (72,777)
      Total operating earnings (loss) $  314,327  $   230,873  ($  135,985)

LIQUIDITY AND CAPITAL RESOURCES
The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in the Company's consolidated statements of cash flows. The discussion of liquidity and capital resources for the insurance segment on page 22 appears separately because the assets, liabilities and cash flows of the insurance company are restricted by statute.
        Cash provided by continuing operating activities in 1993 was $255.2 million excluding adjustments for Harcourt General's insurance operations. The publishing and professional services business segments generated positive cash flows from operating activities while NMG's operating activities consumed $9.3 million of cash. The cash provided by the Company's operations was more than sufficient to fund working capital, capital expenditure and dividend requirements.
        Since October 31, 1992, working capital increased $163.7 million. The most significant items affecting working capital were increases in accounts receivable of $105.1 million and in inventories of $59.4 million, which were partially offset by a $46.3 million increase in current liabilities. These significant changes in working capital were mainly due to increased inventory requirements at NMG for new stores and transaction volume and higher accounts receivable balances resulting from a modification of credit terms offered to customers. Higher accounts receivable and inventory balances in the Company's other business segments also contributed to the increase in working capital.
        The $20.8 million gain in 1993 resulting from NMG's settlement of certain legal and tax issues with Carter Hawley Hale Stores, Inc. (CHH) did not result in a cash inflow to NMG. The settlement required a cash payment by NMG to CHH of $7.7 million.
        Cash flows used by investing activities excluding insurance operations were $244.9 million. The Company's investing activities in 1993 included capital expenditures for continuing operations totaling $159.9 million; $19.0 million of theatre division capital expenditures; and $64.0 million of cash transferred to the theatre division as part of the spinoff of that operation.
        Publishing capital expenditures in 1993 totaled $92.9 million and were related principally to expenditures for prepublication costs including plate expenditures. Capital investment in the publishing business is expected to approximate $140.0 million in fiscal 1994.
        Specialty retailing capital expenditures in 1993 totaled $56.3 million and were primarily related to store renovation and expansion projects. Capital expenditures for NMG in 1994 are expected to approximate $90.0 million. Future expansion plans include the opening of four new Neiman Marcus stores - one in calendar 1995 and two in calendar 1996, with a fourth store to follow. Five Neiman Marcus stores will undergo remodeling in 1994. In addition, NMG has initiated a major expansion of its mail order fulfillment facility, which is expected to be completed in 1994.
        As a result of the spinoff of the theatre division, Harcourt General will no longer have access to the cash flow of that business. In addition, the distribution reduced the Company's cash balances by $64.0 million and will reduce future investment income accordingly. Harcourt General will remain secondarily liable for certain lease obligations that were transferred to and assumed by GC Companies in connection with the spinoff.
        Financing activities primarily reflect additional borrowings of $77.2 million under NMG's revolving credit agreements as well as $44.0 million of dividend payments. On October 31, 1993, the Company's consolidated long-term debt totaled $1.1 billion. That amount includes $449.4 million of NMG debt, which is not guaranteed by Harcourt General. At year-end the Company's consolidated ratio of long-term debt to equity was 1.04 to 1. Excluding NMG's debt, the Company's debt to equity ratio was .61 to 1.
        On December 16, 1993, the Company replaced its existing revolving credit agreements with a new revolving credit agreement with 13 banks, pursuant to which the Company may borrow up to $400.0 million. The new revolving credit agreement expires on December 16, 1996. The Company also has uncommitted borrowing capacity with three banks totaling $75.0 million. With the exception of amounts outstanding under NMG's credit facilities, there were no committed or uncommitted borrowings outstanding at October 31, 1993.


{Page 27}

        At July 31, 1993, NMG had available $95.0 million under its revolving credit agreements. Effective August 1, 1993, NMG entered into additional revolving credit agreements with four banks under which NMG may borrow up to $25.0 million from each financial institution. These agreements expire on July 30, 1994. At July 31, 1993, there were $17.2 million of uncommitted borrowings that are now outstanding under these new revolving credit agreements. NMG's $10.0 million par value 9.83% Senior Notes are due in May 1994.
        In addition to its funded debt, the Company has significant lease commitments which require cash outflows. Lease payments from continuing operations totaled $111.0 million in 1993, and minimum lease payments are expected to approximate $87.7 million in 1994. The Company believes its cash position, together with funds provided by operations and available revolving credit, is more than sufficient to meet its foreseeable cash requirements.

SEASONALITY
The Company's businesses are seasonal in nature. Approximately one-half of operating earnings are expected to be generated in the third quarter of the Company's fiscal year since that quarter includes the important educational publishing selling season. Conversely, second quarter operating earnings are expected to be minimal during a period when publishing sales are at their lowest level and that business segment typically reports operating losses. Those losses partially offset retail earnings, which are at their highest point since the Company's second quarter includes NMG's holiday selling season.

IMPACT OF INFLATION
The Company's financial statements are prepared on a historical cost basis under generally accepted accounting principles. The Company uses the last-in-first-out (LIFO) method of accounting for substantially all domestic publishing inventories and for approximately 75% of its retail inventories, or about 80% of the consolidated inventory reported in its financial statements. Thus, the cost of goods sold approximates current cost.
        The Company adjusts selling prices to maintain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices is not material to the results of operations in its business segments.

DIVIDENDS
The Company has a long-standing policy of returning a portion of its earnings and cash flow to shareholders through the payment of cash dividends. In September 1993, the Board of Directors voted to increase the quarterly cash dividend on the Common Stock to 15 cents per share. The Board also increased the quarterly cash dividend on the Series A Stock to 15.75 cents per share and on the Class B Stock to 13.5 cents per share. The Series A Stock dividend has been adjusted, effective with the January 1994 payment, to 17.25 cents per share as a result of the spinoff of GC Companies. This is the 25th consecutive year in which cash dividends have been increased.

OPERATING RESULTS 1993 vs. 1992
Net earnings applicable to common shareholders were $171.3 million in 1993, or $2.15 per share, compared to net earnings of $494.5 million, or $6.25 per share, in 1992. The 1993 net earnings include earnings of $5.8 million from the theatre division; capital gains of $17.5 from the insurance division; and other income of $12.2 from NMG s settlement of legal and tax issues with Carter Hawley Hale Stores, Inc. The 1992 results have been restated to reflect the theatre division as a discontinued operation and include an after-tax gain on the retirement of Harcourt Brace debt of $419.6 million, or $5.30 per share, and an after-tax charge of $36.0 million, or $0.45 per share, relating to the adoption of Statement of Financial Accounting Standards No. 106 "Employer's Accounting for Postretirement Benefits Other Than Pensions" (FAS 106).

PUBLISHING
Publishing revenues increased 9.2% to $944.5 million in 1993, primarily the result of strong sales of new elementary and secondary textbooks. These increases were partially offset by the absence of $18.6 million in revenues generated in 1992 by the Company's Weber Costello subsidiary, which was sold in August 1992.
        Operating earnings in 1993 were $142.2 million compared to $124.5 million in 1992, an increase of 14.2%. The increase is attributable to incremental textbook revenues offset by the impact of increased operating expenses associated with the higher sales activity.

SPECIALTY RETAILING
Total revenues from specialty retailing increased 11.5% to $2.02 billion from $1.81 billion in fiscal 1992, benefiting from a new Neiman Marcus store in Troy, Michigan; 52 weeks of revenues from the Neiman Marcus store in Scottsdale, Arizona in 1993 compared to 42 weeks in 1992; 10 incremental Contempo Casuals stores; and 31 incremental Pastille stores. Comparable revenues for NMG increased 6.6%.
     Operating earnings from specialty retailing were $120.2 million in 1993, a 47.5% increase from $81.5 million in 1992. The earnings increase reflects higher transaction volume and improved gross margins at the Neiman Marcus Division and Bergdorf Goodman partially offset by an operating loss at Contempo Casuals.



{Page 28}

INSURANCE
Insurance revenues increased 18.0% to $548.0 million in 1993 primarily due to higher premiums and investment income generated from both structured and deferred annuities. The stronger sales resulted from the restoration of the A.M. Best A+ / Superior rating at Federal Home Life Insurance Company. In addition, capital gains increased $25.1 million due primarily to calls on corporate debt securities held in the insurance portfolio.
     Operating earnings were $70.9 million in 1993 compared to $42.8 million in 1992, a 65.6% increase. The improvement was due primarily to the higher capital gains and favorable margins partially offset by a $4.6 million charge associated with the sale of a block of major medical business.

PROFESSIONAL SERVICES
Revenues from the professional services segment increased 20.5% in 1993 to $146.3 million from $121.4 million in 1992, benefiting from increased corporate downsizing and restructuring activities.
        Operating earnings for the professional services segment were $28.4 million in 1993 compared with $23.9 million in 1992. The improvement was primarily due to increased revenues partially offset by higher labor costs.

CORPORATE EXPENSES
Corporate expenses increased $5.4 million to $47.3 million in 1993, primarily due to higher employee and director benefit costs, professional fees and other corporate activities.

INVESTMENT INCOME
Investment income declined $9.2 million to $14.1 million in 1993, primarily due to lower interest rates and a lower average portfolio balance. The 1992 portfolio included $1.3 billion of cash for a 25-day period prior to the merger with Harcourt Brace. Interest earned on the insurance company's portfolio is included in insurance operating revenues.

INTEREST EXPENSE
Interest expense decreased $0.9 million to $84.6 million in 1993. A higher level of NMG debt was more than offset by lower interest rates on NMG borrowings.

OTHER INCOME AND EXPENSE
Other income in 1993 includes a $20.8 million pre-tax gain from the reduction in the level of NMG's estimated liabilities due to the settlement of various legal and tax issues with Carter Hawley Hale Stores. Other income in 1992 reflects an $11.6 million gain on the exchange of Cadbury Schweppes stock for subordinated debentures of the Company.

INCOME TAXES
The effective income tax rate was 36.9% in 1993 compared to 39.0% in 1992. The lower 1993 rate reflects lower state and foreign tax expenses.

DISCONTINUED OPERATIONS
Discontinued operations include after-tax earnings of the theatre division amounting to $10.5 million in 1993 and $6.2 million in 1992. The $4.7 million after-tax charge in 1993 reflects one-time expenses associated with the spinoff of the theatre business. The after-tax charge of $3.2 million in 1992 represents the theatre division's portion of the cumulative effect of a change in accounting for postretirement health care benefits.

OPERATING RESULTS 1992 vs. 1991
Net earnings in 1992 were $494.5 million, or $6.25 per share. These results include an extraordinary after-tax gain on the retirement of Harcourt Brace debt of $419.6 million, or $5.30 per share, and an after-tax charge of $36.0 million, or $0.45 per share, relating to the adoption of FAS 106. Results have been restated to reflect as discontinued operations the after-tax earnings related to the theatre business of $3.0 million, or $.04 per share. The net loss for 1991 was $293.1 million, and the net loss applicable to common shareholders after the payment of dividends on Harcourt Brace's preferred stock (which was eliminated pursuant to the merger) was $305.8 million, or a loss of $3.88 per share. The 1991 net loss includes fourth quarter pre-tax charges of $338.5 million related to the publishing and insurance segments. The 1991 operating results have also been restated to reflect as discontinued operations after-tax earnings of $4.8 million, or $0.06 per share, related to the theatre business.

PUBLISHING
Publishing revenues in 1992 were $865.3 million, a 7.1% increase from fiscal 1991. While substantially all publishing business units had higher 1992 revenues as compared to 1991, significant increases were achieved in medical publishing and testing products. Growth in medical publishing revenues reflects higher frontlist sales of medical clinical and medical textbook products. Gains in testing products over the prior year were primarily due to the introduction in 1992 of a revised version of the Wechsler Intelligence Scale for Children.
        The publishing segment had operating earnings of $124.5 million in 1992 compared to a loss of $73.8 million in 1991. Substantially all publishing units had higher operating earnings in 1992 compared to 1991. Fiscal 1992 benefited from a lower level of intangible and plate amortization and from additional sales of testing products and medical books. The 1991 loss was primarily due to pre-tax charges of $168.5 million related to the Harcourt Brace merger and subsequent restructuring of the business. These charges included shortening the lives of certain tangible and intangible assets; write-downs of inventory and plate development costs associated with reduced expectations of sales of certain products; and the recognition of shorter revision cycles in the college market.



{Page 29}

SPECIALTY RETAILING
Total revenues from specialty retailing increased 3.6% in 1992 over 1991 while consolidated NMG comparable sales declined 0.4%. Sales increases resulted from a comparable revenue increase of 1.6% at the Neiman Marcus Division, which includes the Neiman Marcus Stores and NM Direct, and from the opening of new Neiman Marcus stores in Minneapolis (August 1991) and Scottsdale (October 1991); 17 incremental Contempo Casuals stores; and 7 new Pastille stores. Partially offsetting these increases was a 13.0% decline in comparable store sales at Contempo Casuals.
     Operating earnings from specialty retailing were $81.5 million in 1992 compared to $82.3 million in 1991. The decline was primarily due to higher markdowns needed to maintain inventory currency at Contempo Casuals and higher occupancy costs associated with increased investment spending on store building and renovation.

INSURANCE
Insurance revenues in 1992 were at compared to 1991. Investment income was $198.1 million in 1992 and $160.4 million in 1991. The 1991 amount was reduced by $42.0 million of charges for portfolio valuation reserves recorded as capital losses. Premiums earned were $266.5 million in 1992 and $304.3 million in 1991. Premium income declined primarily due to a reduction in structured annuity sales, which were adversely affected during the period when the Federal Home Life subsidiary temporarily lost its A.M. Best A+/Superior rating.
        Operating earnings from Harcourt General Insurance were $42.8 million in 1992 compared to a loss of $45.3 million in 1991. Fiscal 1992 benefited from lower accident and health loss ratios and increased margins on deferred annuity contracts as a result of falling interest rates. The 1991 loss included additions to portfolio reserves and other charges totaling $89.0 million.

PROFESSIONAL SERVICES
Revenues from the professional services segment increased 17.0% to $121.4 million from $103.8 million in 1991, benefiting from increased activity in the Company s group and executive programs.
     Operating earnings for the professional services segment were $23.9 million in 1992 compared with $14.3 million in 1991. The improvement in 1992 was primarily due to increased revenues partially offset by higher operating expenses.

CORPORATE EXPENSES
Corporate expenses increased $1.2 million to $41.9 million in 1992, primarily due to additional costs related to relocation, higher executive compensation costs and increases in professional fees at NMG. Corporate expenses in 1991 included $8.2 million of charges incurred in connection with the Harcourt Brace merger.

DISCONTINUED OPERATIONS
Discontinued operations include after-tax operating earnings of the theatre division amounting to $6.2 million in 1992 and $4.8 million in 1991. The after-tax charge of $3.2 million in 1992 represents the theatre division's portion of the cumulative effect of a change in accounting for postretirement health care benefits.

MERGER AND RESTRUCTURING CHARGES
The 1991 charge of $72.8 million reflects $15.3 million of costs associated with the Harcourt Brace merger; $18.9 million of costs associated with the discontinuance of the Harcourt Brace ESOP; and $38.6 million of costs reflecting management's decision to consolidate certain facilities.

INVESTMENT INCOME
Investment income declined $105.3 million to $23.2 million in 1992, primarily due to the use of approximately $1.3 billion of the investment portfolio to purchase the debt of Harcourt Brace. The $1.3 billion earned approximately $88.4 million of income in fiscal 1991. Additionally, in fiscal 1992 the short-term investment portfolio earned a lower rate of return than in 1991 due to declining interest rates.

INTEREST EXPENSE
Interest expense decreased $262.8 million to $85.4 million in 1992, primarily due to the elimination in consolidation of the $1.8 billion of Harcourt
Brace debt acquired by the Company. This debt incurred $249.5 million of interest expense in fiscal 1991. Interest expense was also reduced as a result of lower interest rates on NMG borrowings under its revolving credit facility.

OTHER INCOME AND EXPENSE
Other income in 1992 includes an $11.6 million gain on the exchange of Cadbury Schweppes stock for subordinated debentures of the Company. Other expense in 1991 includes a $17.3 million charge related to the guarantee by NMG of certain Carter Hawley Hale Stores employee benefits partially offset by a gain of $5.4 million from the sale of other assets.

INCOME TAXES
The effective income tax rate of 39.0% was significantly higher than the income tax benefit rate of 19.7% recognized in 1991. The lower 1991 rate reflected foreign tax expenses and a limitation on available net operating loss carrybacks.

[page 30]

CONSOLIDATED BALANCE SHEET


October 31                                            1993             1992
(In thousands)
Assets
CURRENT ASSETS
  Cash and equivalents                            $    466,925   $    430,728
  Accounts receivable-trade, net                       493,384        388,333
  Inventories                                          470,525        411,093
  Other current assets                                  73,111         63,806
Total current assets                                 1,503,945      1,293,960

PROPERTY AND EQUIPMENT
  Land, buildings and improvements                     494,438        683,081
  Fixtures and equipment                               301,941        470,080
                                                       796,379      1,153,161
Less accumulated depreciation and amortization         279,838        445,678
Total property and equipment, net                      516,541        707,483

OTHER ASSETS
  Prepublication costs, net                            137,959        144,088
  Intangible assets                                    400,028        415,072
  Other                                                111,601        115,359
Total other assets                                     649,588        674,519

NET ASSETS OF DISCONTINUED THEATRE OPERATIONS          135,804              -


INSURANCE ASSETS
  Fixed maturity securities, at amortized cost
       (market value $2,915,850 and $2,371,124)      2,665,378      2,226,486
  Commercial paper                                     105,764         62,945
  Other investments and cash                            45,987         72,167
  Premiums, accounts, and investment
    income receivable                                   70,965         61,315
  Deferred policy acquisition costs                    155,534        138,725
  Other assets                                         127,320        108,070
Total insurance assets                               3,170,948      2,669,708
                                                    $5,976,826     $5,345,670

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

[page 31]

October 31                                              1993            1992
(In thousands)
LIABILITIES
  CURRENT LIABILITIES
    Notes payable and current maturities
    of long-term liabilities                        $   64,904     $   18,369
    Accounts payable                                   283,693        258,936
    Accrued liabilities                                358,636        381,382
    Taxes payable                                       35,322         28,179
    Other current liabilities                           49,331         58,765
          Total current liabilities                    791,886        745,631

  LONG-TERM LIABILITIES
      Notes and debentures                             923,618        902,295



      Other long-term liabilities                      167,031        183,758
          Total long-term liabilities                1,090,649      1,086,053

  DEFERRED INCOME TAXES                                200,088        205,600

  INSURANCE LIABILITIES
      Policyholder reserves and deposits             2,450,023      2,022,281
      Unearned premiums                                175,937        165,060
      Policy and contract claims                       123,621        111,118
      Other insurance liabilities                       93,044         85,486
          Total insurance liabilities                2,842,625      2,383,945

Commitments and contingencies                                -              -

SHAREHOLDERS EQUITY
PREFERRED STOCK:
  Series A Cumulative Convertible - $1.00 par value
    Authorized - 40,000 shares
    Issued and outstanding - 1,996
        and 2,890 shares                                 1,996          2,890
COMMON STOCKS:
  Class B Stock - $1.00 par value
    Authorized 40,000 shares
    Issued and outstanding - 21,934
        and 21,951 shares                               21,934         21,951
  Common Stock - $1.00 par value
   Authorized - 100,000 shares
   Issued and outstanding - 55,373
        and 54,341 shares                               55,373         54,341
Paid-in capital                                        861,928        860,133
Cumulative translation adjustments                      (5,524)        (3,409)
Retained earnings (deficit)                            115,871        (11,465)
Total shareholders equity                            1,051,578        924,441
                                                    $5,976,826     $5,345,670

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


[page 32]

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended October 31                            1993          1992             1991
(In thousands except for per share amounts)
Revenues                                       $3,655,741     $3,259,687     $3,121,010

Costs applicable to revenues                    2,209,470      1,946,258      1,969,972
Selling, general and administrative expenses    1,084,637      1,040,680      1,173,540
Corporate expenses                                 47,307         41,876         40,706
Merger and restructuring charges                        -              -         72,777
  Operating earnings (loss)                       314,327        230,873       (135,985)

Investment income                                  14,072         23,239        128,533
Interest expense                                  (84,585)       (85,442)      (348,260)
Other income (expense), net                        18,303          8,341        (15,171)
    Earnings (loss) from continuing operations
    before income taxes, extraordinary gain
    and cumulative effect of accounting change    262,117        177,011       (370,883)
Income tax (expense) benefit                      (96,627)       (69,084)        72,926
    Earnings (loss) from continuing operations
    before extraordinary gain and cumulative
    effect of accounting change                   165,490        107,927       (297,957)
Discontinued theatre operations:
    Earnings from theatre operations, net of
        income taxes of $6,958, $3,863
        and $3,024                                 10,503         6,172           4,835
    Spinoff transaction expenses in 1993 and
        charge for cumulative effect of
        change in accounting for postretirement
        health care benefits in 1992, net          (4,660)       (3,182)              -
Earnings from discontinued theatre operations       5,843         2,990           4,835
  Earnings (loss) before extraordinary gain and
  cumulative effect of accounting change          171,333       110,917        (293,122)
Extraordinary gain on elimination of debt, net          -       419,557               -
Charge for cumulative effect of change in
  accounting for postretirement health care
  benefits, net                                         -       (36,014)              -
       Net earnings (loss)                        171,333       494,460        (293,122)
Dividends on Harcourt Brace preferred stock                                      12,684
  Net earnings (loss) applicable to
  common shareholders                          $  171,333  $    494,460       ($305,806)
Amounts applicable to common shareholders:
  Earnings (loss) from continuing operations
    before extraordinary gain and cumulative
    effect of accounting change                $     2.08   $      1.36          ($3.94)
  Earnings from discontinued theatre
    operations, net                                   .07           .04             .06
  Extraordinary gain, net                               -          5.30               -
  Cumulative effect of accounting change, net           -           (.45)             -
Net earnings (loss)                            $     2.15   $       6.25         ($3.88)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

[page 33]

CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended October 31                              1993      1992        1991
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
  Earnings (loss) from continuing operations      $165,490   $107,927  ($297,957)
  Adjustments to reconcile earnings (loss)
  to net cash provided by continuing operations:
   Depreciation and amortization                   169,254    153,417    293,776
   Other income                                    (20,755)         -          -
   Deferred income taxes                            13,145    (1,943)      3,031
   Non-cash interest                                 1,873     7,434     128,096
   Gain on sales of long-term assets                     -   (11,633)     (1,098)
   Merger and restructuring charges                      -         -      72,777
   Other                                            16,797    10,130      24,567
   Changes in assets and liabilities:
       Accounts receivable                        (105,218)  (66,894)     15,436
       Inventories                                 (61,870)    3,486       9,214
       Other current assets                        (11,746)  (11,541)     (9,870)
       Accounts payable and accrued liabilities     88,246    38,686    (110,258)
                                                   255,216   229,069     127,714
   Insurance operating activities                    1,431   (24,227)     55,069
   Discontinued theatre operations                  43,687     32,295     23,602
      Net cash provided by operating activities    300,334    237,137    206,385
CASH FLOWS FROM INVESTING ACTIVITIES
      Theatre capital expenditures                 (18,984)   (13,476)    (5,606)
 Spinoff cash transfer                             (64,000)         -          -
      Capital expenditures                        (159,860)  (185,997)  (164,917)
      Other investing activities                    (2,057)   (10,650)   (12,669)
                                                  (244,901)  (210,123)  (183,192)
   Insurance investing activities                 (439,558)  (284,391)  (303,607)
      Net cash used by investing activities       (684,459)  (494,514)  (486,799)

CASH FLOWS FROM  FINANCING ACTIVITIES
      Cash used to purchase Harcourt Brace debt          - (1,369,473)         -
      Issuance of debt                              77,200    369,330    194,400
      Repayment of debt                             (6,500)  (150,000)  (157,839)
      Dividends paid                               (43,997)   (40,826)   (35,096)
      Equity transactions, net                         632      4,546     (3,210)
                                                    27,335 (1,186,423)    (1,745)
   Proceeds from policyholder deposits             392,987    255,560    264,942
      Net cash provided (used) by
         financing activities                      420,322   (930,863)   263,197
CASH AND EQUIVALENTS
      Increase (decrease) during the year           36,197 (1,188,240)   (17,217)
      Beginning balance                            430,728  1,618,968  1,636,185
      Ending balance                              $466,925   $430,728 $1,618,968
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
      Cash payments for:
   Interest                                       $ 82,280   $109,944 $  232,856
   Income taxes                                   $ 84,087   $ 59,192 $   64,350
      Non-cash items:
   Extraordinary gain, net                               -   $419,557          -
  Cumulative effect of accounting change, net            -   ($36,014)         -

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

[page 34]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                          Common         Series A                 Cumulative     Retained
Years ended October 31,                   Stocks, $1     Stock, $1     Paid-in    Translation    Earnings
1993, 1992 and 1991                       Par Value      Par Value     Capital    Adjustments    (Deficit)
  (In thousands)
Balance at October 31, 1990               $74,868        $4,079        $846,517      $5,836      ($141,713)
Net loss                                                                                          (293,122)
Cash dividends paid, Harcourt General                                                              (35,096)
Preferred dividends, Harcourt Brace                                       9,851                     (9,851)
Conversion of Series A Stock                  226          (226)
Translation adjustments                                                              (1,238)
Adjustment to conform
    fiscal year of Harcourt Brace                                                                   14,683
Other equity transactions, net                 66             2          (2,128)
    Balance at October 31, 1991            75,160         3,855         854,240       4,598       (465,099)

Net earnings                                                                                       494,460
Cash dividends paid, Harcourt General                                                              (40,826)
Conversion of Series A Stock                  965          (965)
Translation adjustments                                                              (8,007)
Other equity transactions, net                167                         5,893
    Balance at October 31, 1992            76,292         2,890         860,133      (3,409)       (11,465)

Net earnings                                                                                       171,333
Cash dividends paid, Harcourt General                                                              (43,997)
Conversion of Series A Stock                  894          (894)
Translation adjustments                                                              (2,115)
Other equity transactions, net                121                         1,795
    Balance at October 31, 1993           $77,307        $1,996        $861,928     ($5,524)      $115,871

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

[page 35]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended October 31, 1993, 1992 and 1991

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Harcourt General, Inc. (the Company or Harcourt General) and its majority-owned subsidiaries.
The consolidated financial statements of The Neiman Marcus Group, Inc. (NMG) are consolidated with a lag of one fiscal quarter. The assets of Harcourt General Insurance are restricted to the insurance subsidiary by statute and are unavailable for use by the Company except through dividend distributions (see
Note 7). All significant intercompany accounts and transactions have been eliminated.

Cash and Equivalents
Cash and equivalents consist of cash and liquid debt instruments such as commercial paper and certificates of deposit with maturities of three months or less from the date of purchase. Cash and equivalents are stated at cost plus accrued interest, which approximates market value. The Company's practice of investing cash only with financial institutions that have acceptable credit ratings limits the amount of credit exposure to any one financial institution.

Accounts Receivable
Certain publishing products are sold to customers with a right of return. Revenues from such sales represent gross sales less a provision for future returns. Returned goods included in inventory are valued at estimated realizable value not exceeding cost.
        Accounts receivable are reported net of both the allowance for book returns of $49.7 million in 1993 and $45.6 million in 1992 and the allowance for doubtful accounts of $20.4 million in 1993 and $12.8 million in 1992.

Inventories
Inventories are stated at the lower of cost or market.
All domestic publishing inventories are valued using the last-in-first-out
(LIFO) method. Approximately seventy-five percent of retail inventories are valued using the retail method on a LIFO basis. The remaining retail inventories are valued using the retail or cost method on a first-in-first-out (FIFO) basis.
        If the FIFO method of inventory valuation had been used to value inventory, the inventories would have been $22.2 million and $25.9 million higher than reported at October 31, 1993 and October 31, 1992, respectively.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided using straight-line or accelerated methods over the estimated useful lives of the related assets or over the terms of the related leases, if shorter.

Prepublication Costs
Prepublication costs are amortized using the sum-of-the-years-digits method over the estimated useful lives not exceeding five years.

Intangible Assets
Intangible assets represent trademarks and goodwill. Amortization is provided on a straight-line method over the estimated useful lives of these assets not exceeding forty years.

Income Taxes
Income taxes are calculated in accordance with Accounting Principles Board Opinion No. 11. The Company accounts for certain revenue and expense items differently for financial reporting purposes than for income tax purposes. Deferred taxes are provided in recognition of these differences.
        In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which mandates a change in the method of accounting for income taxes.
The Company will adopt this new standard during the first quarter of fiscal 1994 and has determined that its effect on the Company's financial position or results of continuing operations will not be material.



Receivables and Finance Charge Income
NMG extends credit to its retail customers. NMG's retail credit operations produce finance charge income which is treated as a reduction of selling, general and administrative expenses. Finance charge income amounted to $36.3 million in 1993, $28.3 million in 1992 and $27.7 million in 1991. Credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing credit evaluation of customers' financial position is performed, and collateral is not required as a condition of extending credit. The Company maintains reserves for potential credit losses.

Earnings (Loss) Per Common and Common Equivalent Share
Earnings (loss) per common share is based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year. Weighted average shares outstanding amounted to 79.6 million shares in 1993, 79.1 million shares in 1992 and 78.9 million shares in 1991.
        Earnings (loss) per common and common equivalent share, assuming full dilution, have not been presented because the dilutive effect is not material.

[page 36]

Statement of Financial Accounting Standards No. 115
In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115). FAS 115 revises the accounting and reporting for all investments in debt securities and for investments in equity securities that have determinable fair values. The Company is required to adopt FAS 115 no later than fiscal 1995 and has not yet determined its impact on the Company's continuing operations or financial position.

Changes in Presentation
Certain prior year amounts have been restated to conform to the current year presentation and to reflect the spinoff of the theatre operations.

2. DISCONTINUED OPERATIONS

On December 15, 1993, the Company completed the spinoff of its theatre operations in a tax-free distribution to its shareholders. The newly created company is named GC Companies, Inc. (GCC). Under the plan of distribution, the Company transferred to GCC approximately $135.0 million of net theatre assets including $64.0 million in cash. Each common shareholder of the Company received one share of Common Stock in GCC for every ten shares of Harcourt General Common and Class B shares held on December 10, 1993, which was the record date for the distribution. In connection with the distribution, GCC and Harcourt General have entered into various agreements which govern their ongoing relationship, including a Distribution Agreement; a Reimbursement and Security Agreement; an Intercompany Services Agreement; an Information Services Agreement; a Tax Agreement; and certain subleases. The consolidated statements of operations and cash flows have been restated to reflect the theatre business as a discontinued operation. Revenues applicable to discontinued operations were $495.0 million in 1993, $457.2 million in 1992 and $466.8 million in 1991.
        Under the Reimbursement and Security Agreement, GCC has granted to Harcourt General a security interest in the stock of its theatre subsidiaries in order to secure GCC's obligation to indemnify Harcourt General from losses Harcourt General may incur due to its secondary liability on theatre leases which were transferred to GCC as part of the spinoff. In addition, GCC has agreed to certain financial covenants designed to protect Harcourt General from incurring such liabilities.
        Prior to the distribution, GCC's employees participated in a noncontributory defined benefit pension plan covering substantially all full-time employees of Harcourt General. The projected benefit obligation for GCC plan participants was estimated to be $15.8 million and $13.2 million at October 31, 1993 and 1992, respectively. Following the distribution, certain assets with a value in excess of the projected benefit obligation will be transferred from Harcourt General's defined benefit pension plan to a new plan for GCC participants.
        GCC employees may, at their election, exercise all Harcourt General stock options which were vested on December 15, 1993 or convert such vested stock options into options to purchase shares of GCC Common Stock. All non-vested Harcourt General options held by GCC employees at December 15, 1993 will automatically be converted into GCC stock options based upon a formula. At October 31, 1993, there were 144,694 vested and 71,790 non-vested Harcourt General stock options held by GCC employees.
        Under the Intercompany Services Agreement, Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to GCC. The fees for these services are based on Harcourt General's costs and are subject to the approval of a committee of directors of GCC who are not affiliated with Harcourt General. After October 31, 1994, this agreement may be terminated on 90 days notice. The Company's Chairman of the Board serves as the Chairman, President and Chief Executive officer of GCC, and the Company's Chief Executive Officer and President serves as a director of GCC.

3. MERGER WITH HARCOURT BRACE & COMPANY

Harcourt Brace & Company (Harcourt Brace) was acquired on November 25, 1991 through an exchange of stock and the purchase of approximately $1.7 billion of certain Harcourt Brace indebtedness for approximately $1.1 billion in cash. This acquisition was accounted for as a pooling-of-interests. Subsequent to the acquisition, all remaining Harcourt Brace indebtedness was purchased from bondholders for approximately $188.0 million in cash. In the aggregate, these purchases resulted in a net extraordinary gain on a consolidated basis of $419.6 million, net of $175.0 million of costs associated with the acquisition of the debt including transaction fees, redemption premiums, other direct costs and taxes.
        During 1991 the Company earned $88.4 million of income on the $1.3 billion it used to acquire Harcourt Brace debt, and Harcourt Brace incurred $249.5 million of interest expense on the debt acquired by the Company. Both of these amounts are included in the statement of operations for the year ended October 31, 1991. The financial statements for the year ended October 31, 1991 also reflect dividends paid on Harcourt Brace's preferred stock.
        Prior to the acquisition, Harcourt Brace's fiscal year ended December
31. In 1991 Harcourt Brace's fiscal year-end was changed to October 31 to conform to the Company's fiscal year. As a result of this change, the

[page 37]

$14.7 million net loss incurred by Harcourt Brace during the period from November 1, 1990 to December 31, 1990 has been eliminated from retained earnings at October 31, 1991.
        In the fourth quarter of 1991, Harcourt General and Harcourt Brace recorded costs directly and indirectly associated with the merger, together with other charges to current operating results, totaling $338.5 million before taxes. Merger and restructuring charges ($72.8 million) included merger costs; costs associated with the discontinuance of the Harcourt Brace ESOP; and a provision to consolidate certain facilities and relocate certain functions and businesses. Other charges ($265.7 million) included increased amortization to reflect the shortened estimated useful lives of both tangible and intangible assets; recognition of a decline in the market value of certain insurance portfolio holdings; the write-off of certain deferred insurance policy acquisition costs; the write-down of inventory, plate, development costs and royalty advances associated with reduced expectations of sales for certain products; and various other charges.

4. DESCRIPTION OF CONTINUING OPERATIONS

Publishing
Harcourt Brace publishes textbooks and other materials for elementary and secondary schools and colleges, as well as scientific, technical and medical books and journals, fiction, non-fiction and children s books. It publishes and scores tests that measure individual aptitude and competency and also conducts bar examination review and accounting accreditation review courses.

Specialty Retailing
NMG operates three specialty retailing store businesses: Neiman Marcus, Bergdorf Goodman and Contempo Casuals (which includes Pastille). Neiman Marcus operates 27 stores in 14 states and the District of Columbia. Bergdorf Goodman operates two stores in New York City, and Contempo Casuals and Pastille operate 329 stores in 37 states and Puerto Rico. In addition, all three specialty retailers operate mail order businesses through NM Direct.

Insurance
Harcourt General Insurance underwrites and acts as agents of individual accident, life, health and credit insurance policies and sells annuity products. On a combined basis, the life and health operations provide insurance coverage in all 50 states.

Professional Services
Drake Beam Morin (DBM) provides human resources management consulting services such as career transition, outplacement and other consulting services.

Additional Financial Information
Years ended October 31,
(In thousands)                            1993            1992         1991
REVENUES:
   Publishing                           $944,545        $865,336     $807,689
   Specialty retailing                 2,016,914       1,808,354    1,744,800
   Insurance                             548,030         464,606      464,726
   Professional services                 146,252         121,391      103,795
   Total revenues                     $3,655,741      $3,259,687   $3,121,010

OPERATING EARNINGS (LOSS):
   Publishing                           $142,177        $124,503     $(73,792)
   Specialty retailing                   120,191          81,510       82,277
   Insurance                              70,871          42,798      (45,296)
   Professional services                  28,395          23,938       14,309
   Corporate expenses                    (47,307)        (41,876)     (40,706)
   Merger and restructuring
     charges                                  -              -        (72,777)
     Total operating
     earnings (loss)                    $314,327        $230,873    $(135,985)

IDENTIFIABLE ASSETS:
   Publishing                           $739,746        $811,614     $843,945
   Specialty retailing                 1,362,657       1,221,693    1,156,453
   Insurance                           3,170,948       2,669,708    2,300,018
   Professional services                  55,973          46,587       37,376
   Corporate                             511,698         382,714    1,642,450
      Total identifiable assets       $5,841,022      $5,132,316   $5,980,242
Capital expenditures:
   Publishing                            $92,864        $106,491   $   64,221
   Specialty retailing                    56,325          73,933       96,787
   Insurance                               2,556             465          900
   Professional services                   4,813           2,892        3,849
   Corporate                               5,858           2,681           60
     Total capital expenditures         $162,416        $186,462   $  165,817

DEPRECIATION AND AMORTIZATION:
   Publishing                           $104,603        $91,403    $  244,660
   Specialty retailing                    59,025         57,376        45,500
   Insurance                               2,178            975         1,919
   Professional services                   3,036          2,205         1,782
   Corporate                               2,590          2,433         1,834
     Total depreciation and
       amortization                     $171,432       $154,392    $  295,695

5.   INTANGIBLE ASSETS

Intangible assets consisted of the following at October 31:
(In thousands)                                           1993          1992
Goodwill                                             $  394,452    $   395,369
Trademarks                                               73,000         73,000
Other                                                    17,205         17,110
     Total                                              484,657        485,479
Accumulated amortization                                (84,629)       (70,407)
     Total                                           $  400,028       $415,072

Amortization expense was $14.4 million in 1993, $14.3 million in 1992 and $151.6 million in 1991.

[page 38]

6.  THE NEIMAN MARCUS GROUP, INC.

The Company owns 21.4 million shares of NMG Common Stock and all of the outstanding shares of both the NMG 9 1/4% Cumulative Redeemable Preferred
Stock (9 1/4% Preferred Stock) and 6% Cumulative Convertible Preferred Stock (6% Preferred Stock). On a fully-converted basis the shares presently owned by the Company represent approximately sixty-five percent of the voting power and equity of NMG.
        The 6% Preferred Stock is entitled to vote on all matters and is convertible on a per share basis into approximately 8.99 shares of NMG Common Stock subject to certain antidilution adjustments. The conversion price for the 6% Preferred Stock at October 31, 1993 was approximately $41.70 per share of Common Stock acquired on such conversion, which was substantially above the market price of NMG Common Stock on October 31, 1993.
        The earnings and cash flow of NMG are not available to the Company, except through NMG dividend payments on the $374.9 million stated value of the 6% Preferred Stock, $50.0 million stated value of the 9 1/4% Preferred Stock, and the Company's shares of NMG Common Stock.
        In August 1990, NMG adopted a dividend reinvestment plan enabling all shareholders to invest their dividends in shares of NMG Common Stock. During NMG's fiscal years 1993, 1992 and 1991, the Company reinvested $15.6 million, $30.9 million and $25.9 million, respectively, of common and preferred dividends in additional shares of NMG's Common Stock. The Company ceased participation in NMG's dividend reinvestment plan after the January 1993 dividend payment.
        The Company and NMG are parties to an agreement pursuant to which the Company provides certain management, accounting, financial, legal, tax and other corporate services to NMG. The fees for these services are based on the Company's costs and are subject to the approval of a committee of directors of NMG who are unaffiliated with the Company. This agreement may be terminated by either party on 180 days' notice. Charges to NMG were $7.4 million in 1993, $6.6 million in 1992 and $5.6 million in 1991.
        The Company's Chairman of the Board; President and Chief Executive Officer; Senior Vice President and Chief Financial Officer; and Senior Vice President and General Counsel as well as certain other officers of the Company serve in similar capacities with NMG. The first two named officers also serve as directors of both companies.

7. INSURANCE

Condensed Consolidated Results of Operations
The condensed consolidated results of operations for Harcourt General Insurance are as follows:
    Years ended October 31,
(In thousands)                                         1993            1992            1991
Insurance premiums and other income                  $296,399        $266,479        $ 304,280
Net investment income                                 251,631         198,127          160,446
     Total revenues                                   548,030         464,606          464,726
Policy benefit expenses                               154,450         177,005          177,535
Increase in policyholder reserves and deposits        207,328         139,172          170,366
Underwriting, acquisition, and general expenses       115,381         105,631          162,121
     Earnings (loss) before income taxes               70,871          42,798          (45,296)
Income tax expense (benefit)                           24,835          15,067          (15,146)
     Net earnings (loss)                             $ 46,036        $ 27,731         ($30,150)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Condensed consolidated statements of cash  flows for Harcourt General Insurance are as follows:
    Years ended October 31,
(In thousands)                                          1993            1992            1991
OPERATING ACTIVITIES:
     Net earnings (loss)                             $ 46,036        $ 27,731         ($30,150)
Changes in:
     Policyholder reserves                             41,774          (8,511)          53,209
     Unearned premiums                                 (9,457)          2,512           (6,401)
     Policy and contract claims                         3,604           4,027           (8,089)
     Deferred policy acquisition costs                (17,351)        (17,550)          13,440
     Income taxes payable                               1,679           3,256          (19,346)
     Realized investment (gains) losses, net          (27,610)         (3,495)          23,675
     Amortization of acquired insurance in force        2,013           2,659            5,845
     Other, net                                        (9,593)         (4,960)          (2,481)
     Net cash provided by operating activities         31,095           5,669           29,702

INVESTING ACTIVITIES:
     Purchase of fixed maturity securities         (1,082,430)       (728,274)        (585,463)
     Proceeds from sale of fixed
        maturity securities                            84,621          80,980          330,176
     Prepayment, call and maturity of
        investment securities                         603,360         236,206           73,838
     Change in short-term investments                 (42,079)        124,521         (121,431)
     Other, net                                        (3,030)          2,176             (727)
     Net cash used in investing activities           (439,558)       (284,391)        (303,607)

[page 39]

Financing Activities:
     Proceeds from policyholder deposits              392,987         255,560          264,942
     Capital contributions, advances and
        repayments, net                                  (896)         25,327           13,746
     Net cash provided by financing activities        392,091         280,887          278,688
     Increase (decrease) in cash                    ($ 16,372)        $ 2,165       $    4,783

REVENUES AND EXPENSES
Premiums from traditional life insurance contracts are recognized as revenues when due whereas accident and health premiums are recognized over the contract period.
        Amounts received from policyholders under non-traditional life policies and investment contracts are recorded as liabilities. Revenues recorded on nontraditional life contracts consist only of policy charges for the cost of insurance, policy administration and surrenders assessed during the period. Expenses for non-traditional life policies include interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

POLICYHOLDER RESERVES AND DEPOSITS
For immediate annuities with life contingencies, the policyholder deposit liability represents the present value of future benefit payments. Future benefits are estimated based on insurance industry mortality tables and are discounted at interest rates ranging from 5.90% to 11.75% at issue, graded from 5.80% to 10.0% after 20 years.
        For deferred annuity contracts, the policyholder deposit liability approximates accumulated contract values. During 1993, interest was credited to such policies at rates ranging from 4.00% to 8.95%.
        Estimates of future investment yields, mortality and withdrawals are used to calculate policyholder reserves for traditional life insurance contracts whereas policyholder deposits for universal life-type contracts approximate premiums received plus accumulated interest, less mortality charges and expense loads.
        Reserves for cancelable accident and health insurance are based upon unearned premiums, claims incurred but not reported, and claims in the process of settlement. This estimate is based on the experience of the insurance industry and Harcourt GeneralInsurance, adjusted for current trends.



DEFERRED POLICY ACQUISITION COSTS
Costs incurred which are directly related to and vary with the production of new insurance policies are deferred. Deferred policy acquisition costs related to non-traditional life and investment contracts are amortized in relation to the present value of expected gross profits. For other products, such amounts are amortized in relation to the present value of expected future premiums. Amortization of deferred policy acquisition costs was $40.3 million in 1993, $31.5 million in 1992 and $65.5 million in 1991.

INVESTMENTS
Fixed maturity securities consist primarily of bonds, which are recorded at amortized cost. Harcourt General Insurance has the ability and intent to hold these securities until maturity. Other investments include mortgage and policy loans recorded at cost; short-term investments recorded at cost, which approximates market value; and real estate recorded at the lower of cost or fair value.

        Fixed maturity securities include $24.3 million (market value $31.3 million) and $48.4 million (market value $56.9 million) of non-investment grade debt securities at October 31, 1993 and October 31, 1992, respectively. These securities represent 1.0% and 2.1% of the total investment portfolio at October 31, 1993 and 1992, respectively. If market conditions permit, these non-investment grade debt securities might be sold.
        The amortized cost and estimated market value of fixed maturity securities were as follows:

                                                Gross           Gross           Estimated
                                Amortized       Unrealized      Unrealized      Market
(In thousands)                  Cost            Gains           Losses          Value
October 31, 1993
U.S. Government                 $ 89,239        $ 9,189         -              $   98,428
Public Utilities                 267,695         34,633         -                 302,328
Other Corporate Bonds          1,247,206        159,573         -               1,406,779
Mortgage-backed securities *   1,061,238         48,037         ($960)          1,108,315
                              $2,665,378       $251,432         ($960)         $2,915,850

October 31, 1992
Public Utilities                $363,275        $34,742         -               $ 398,017
Other Corporate Bonds            927,572         70,528           ($13)           998,087
Mortgage-backed securities*      935,639         41,426         (2,045)           975,020
                              $2,226,486       $146,696        ($2,058)       $ 2,371,124


* Includes $765.3 million in 1993 and $728.3 million in 1992 of mortgage-backed securities guaranteed by the U.S. Government.

The specific identification method is used to determine the cost of securities sold. Sales of fixed maturity securities resulted in gross realized gains of $33.2 million in 1993, $26.5 million in 1992 and $26.6 million in 1991 and gross realized losses of $7.5 million in 1993, $24.1 million in 1992 and $36.6 million in 1991.

[page 40]

The following table sets forth the contractual maturities of fixed maturity securities.

October 31, 1993
                                                   Amortized                  Market
(In thousands)                                     Cost                       Value
Due in one year or less                          $   32,257                $   33,306
Due after one year through five years               203,263                   229,079
Due after five years through ten years              563,380                   610,363
Due after ten years                                 805,240                   934,787
Mortgage-backed securities                        1,061,238                 1,108,315
                                                 $2,665,378                $2,915,850

Expected maturities may differ from contractual maturities because certain lenders or borrowers have the right to call or prepay obligations with or without call or prepayment penalties.


INVESTMENT INCOME
The components of net investment income were as follows:
    Years ended October 31,
(In thousands)                         1993       1992        1991
Fixed maturity securities            $213,973   $191,618    $177,274
Short-term investments                  3,065      3,627       7,404
Realized investment gains (losses)     27,745      2,727     (24,994)
Other investment income                11,275      4,725       5,242
Investment expense                     (4,427)    (4,570)     (4,480)
    Net investment income            $251,631   $198,127    $160,446

Income tax expense on net realized investment gains was $9.9 million in 1993 and $0.9 million in 1992. The income tax benefit on net realized investment losses was $8.5 million in 1991.

REINSURANCE
Harcourt General Insurance utilizes reinsurance agreements. These agreements do not release Harcourt General Insurance from its primary liability as direct insurer of the risks reinsured but allow Harcourt General Insurance to recover a portion of losses from reinsurers. Harcourt General Insurance continually monitors the financial condition of the parties to these reinsurance agreements. Ceded policy and claim reserves for reinsured policies were $87.4 million and $58.6 million for fiscal years 1993 and 1992, respectively.

The effect of reinsurance on premiums and amounts earned on long-duration contracts was not material. The effect of reinsurance on premiums written and earned on short-duration contracts was as follows:

       Years ended October 31,
(In thousands)                         1993       1992        1991
Written
    Direct                           $229,351   $244,669    $212,431
    Ceded                             (61,778)   (44,781)    (26,719)
    Net premiums                     $167,573   $199,888    $185,712
Earned
    Direct                           $218,476   $220,445    $212,483
    Ceded                             (41,444)   (23,069)    (20,371)
    Net premiums                     $177,032   $197,376    $192,112


STATUTORY FINANCIAL INFORMATION
The condensed financial statement information for Harcourt General Insurance was prepared in accordance with generally accepted accounting principles which are different in certain respects from the statutory reporting practices required by state insurance regulatory authorities. Certain statutory financial information of the life insurance companies, which is reported on a calendar year basis, was as follows:

                                           Nine Months
                                        ended September 30,    Years ended
                                           (unaudited)         December 31,
(In thousands)
                                          1993       1992          1991
Statutory net income                    $ 12,113   $ 18,511     $ 27,894
Statutory capital and surplus           $171,219   $151,977     $137,829


The maximum dividend that the life insurance companies may pay to shareholders during a year without prior regulatory approval is generally the greater of statutory net income for the previous year or 10 percent of statutory surplus.


[page 41]

8. LONG-TERM LIABILITIES
                                            Interest
(In thousands)                                Rate        Maturity      1993             1992
HARCOURT GENERAL:
   Revolving credit agreements   (a)         Variable
   Senior debt                   (b)        8.25-8.88%    2002-2022      $297,153     $  297,079
   Subordinated notes            (c)        9.375-9.5%    1997-2000       249,465        249,339
   Other long-term liabilities   (d)          Various                     113,610        135,265
   Total Harcourt General                                                $660,228     $  681,683
NMG:
   Revolving credit agreement    (e)         Variable                    $232,200     $  155,000
   Senior notes                  (f)        9.24-9.89%    1994-1996       182,000        182,000
   Other long-term liabilities   (g)          Various                      81,125         85,739
   Total NMG                                                             $495,325     $  422,739
   Less current maturities                                                (64,904)       (18,369)
   Total long-term liabilities                                         $1,090,649     $1,086,053


(a) At October 31, 1993, the Company had revolving credit agreements with ten banks pursuant to which the Company was able to borrow an aggregate of $500.0 million. There were no outstanding borrowings on October 31, 1993. Effective December 16, 1993, the Company entered into a new revolving credit agreement with 13 banks pursuant to which the Company may borrow up to $400.0 million and concurrently terminated the existing revolving credit agreements. The new agreement, which expires on December 16, 1996, may be terminated by the Company at any time on three business days notice. The rate of interest payable varies according to the senior debt rating of the Company and one of four pricing options selected by the Company. The Company is required to pay a facility fee on the total amount of the revolving credit facility and a commitment fee on the unused portion of the facility at annual rates dependent upon the senior debt rating of the Company. Based on the Company's present senior debt rating, the annual facility fee and commitment fee are equal to .1500% and .0375%, respectively. The agreement contains, among other restrictions, provisions limiting the issuance of additional debt, the maintenance of minimum net worth, and the payment of dividends.

(b) Senior debt consists of $150.0 million of non-redeemable 8.25% senior notes due June 2002 and $150.0 million of non-redeemable 8.875% senior debentures due June 2022. The unsecured notes and debentures were issued at a discount and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The notes and debentures contain certain covenants which are no more restrictive than the terms of the Company's other issues of senior indebtedness.

(c) Subordinated notes consist of $125.0 million of non-redeemable 9.375% notes due June 1997 and $125.0 million of non-redeemable 9.50% notes due March 2000. The notes were issued at a discount.

(d) Other long-term liabilities consist primarily of a liability for postretirement health care benefits and provisions for other employee benefits (see Note 12).

(e) NMG has a revolving credit agreement with nine banks pursuant to which NMG may borrow up to $300.0 million, of which $100.0 million expires during fiscal 1995; $175.0 million expires during fiscal 1996; and $25.0 million may be terminated on not less than three years notice. NMG may terminate the agreement at any time. The rate of interest payable (3.6% at July 31, 1993) varies according to one of four pricing options selected by NMG. The revolving credit agreement contains, among other restrictions, provisions limiting the issuance of additional debt, the amount and type of investments and the payment of dividends. Under the terms of this agreement the amount available for dividend payments was $128.5 million at July 31, 1993.
        During 1993, NMG borrowed from other banks on an uncommitted basis. Such bank borrowings are included in notes payable and current maturities of long-term liabilities and amounted to $27.2 million at July 31, 1993. Of these borrowings, $17.2 million related to the new revolving credit agreements described below.

[page 42]

On August 1, 1993, NMG entered into new revolving credit agreements with four banks under which NMG may borrow up to $25.0 million from each bank. These credit agreements will expire on July 30, 1994 and contain covenants similar to those in the previously existing revolving credit agreement.

(f) NMG senior notes consist of:
(In thousands)
Interest rate       Due   Principal Amount
9.83%           May 1994  $10,000
9.89%           May 1996  $40,000
9.59%        August 1996  $52,000
9.24%      December 1996  $40,000
Variable   December 1996  $40,000

The notes have no sinking fund requirements. All fixed-rate senior notes may be redeemed at a premium plus accrued interest. The variable rate note bears interest at LIBOR plus 0.7% (4.20% at July 31, 1993) and is adjusted semi-annually.
        NMG has entered into an interest rate swap agreement having a notional principal amount of $50.0 million. The agreement effectively fixes the interest rate on variable rate debt at 8.94%. The amount to be paid or received is accrued as interest rates change and is recognized over the life of the agreement. The interest rate swap matures in September 1996.

(g) Other long-term liabilities consist primarily of the present value of certain employee benefit obligations assumed by NMG when it was acquired from Carter Hawley Hale Stores, Inc. (CHH), postretirement health care benefits, and a provision for certain scheduled rent increases. The present value of the employee benefit obligations of CHH accretes on average by 10% annually.
     The aggregate maturities of all long-term liabilities are as follows:
   Harcourt
(In thousands)          General  NMG       Total
1994                    $19,000  $45,900   $64,900
1995                      2,800   73,900    76,700
1996                      2,500  165,600   168,100
1997                    127,700  138,000   265,700
1998                      3,000    6,000     9,000
Thereafter              505,200   65,900   571,100

Certain of Harcourt General's loan agreements contain, among other restrictions, provisions limiting the issuance of additional debt and guarantees, the execution of additional leases, the redemption of the Company's capital stock and the payment of dividends. Under the most restrictive of all covenants, $250.0 million was available for the payment of dividends.



9. SHAREHOLDERS' EQUITY
SERIES A CUMULATIVE CONVERTIBLE STOCK
In accordance with the Restated Certificate of Incorporation of Harcourt General, certain adjustments have been made to both the conversion rate and the dividend rate for the Series A Stock as a result of the spinoff of GCC on December 15, 1993. Effective December 11, 1993, each share of Series A Stock became convertible into 1.1 shares of Common Stock and is entitled to a quarterly dividend equal to the quarterly dividend on each share of Common
Stock multiplied by 1.1, plus $.0075. Each share of Series A Stock is entitled to a liquidation preference of $5.00 plus any accrued but unpaid dividends. Liquidation proceeds remaining after the satisfaction of such preference and the payment of $4.55 per share of Common Stock would be distributed ratably to the holders of Common Stock and Series A Stock.

CLASS B STOCK
The Class B Stock is not transferable except to family members and related entities but is convertible at any time on a share-for-share basis into Common Stock. The holders of Class B Stock are entitled to cash dividends which are 10% lower per share than the cash dividends paid on each share of Common Stock. The Class B Stock and the Common Stock are each entitled to vote separately as a class on charter amendments, mergers, consolidations and certain extraordinary transactions which are required to be approved by shareholders under Delaware law. Under certain circumstances, the holders of Class B Stock have the right to cast 10 votes per share for the election of directors.

COMMON STOCK INCENTIVE PLANS
The Company has established stock incentive plans which provide for the granting of stock options, stock appreciation rights (SARs), restricted stock and other stock-based awards.
        Eligible employees have been granted 10-year options under the 1981 Stock Option Plan and the 1988 Stock Incentive Plan. No further grants may be made under the 1981 plan. The number of authorized shares for which future awards may be granted under the 1988 Stock Incentive Plan was 1.5 million shares of Common Stock at October 31, 1993.

[page 43]

        Options outstanding at October 31, 1993 were granted at prices (not less than 100% of the fair market value on the date of grant) varying from $11.31 to $35.63 per share and expire between 1994 and 2003. There were 113 employees with options outstanding, and the weighted average exercise price for all options outstanding was $21.43 at October 31, 1993. The number of options outstanding and their exercise price will be adjusted pursuant to a formula as a result of the spinoff of GCC.
        There were 2.2 million shares of Common Stock reserved at October 31, 1993 for issuance upon the exercise of stock options.
        The Company has permitted stock options held by certain employees to become fully vested and has allowed SAR treatment in connection with the exercise of certain options. Optionees electing SAR treatment surrender an exercisable option for an amount of cash equal to the excess of the market price of the Common Stock over the option price when the option is exercised.
        Option activity on the Company's common shares was as follows:


                                                    Years ended October 31,
                                                 1993       1992        1991
Options outstanding - beginning of year         918,432    852,030     943,628
Granted                                         105,250    461,338      89,150
Exercised                                      (131,676)  (217,408)   (115,471)
SARs                                            (32,346)   (40,900)    (28,612)
Cancelled                                       (19,680)  (136,628)    (36,665)
    Options outstanding - end of year           839,980    918,432     852,030
    Exercisable options - end of year           452,800    486,402     490,430
    Restricted common stock issued              -          100,000      42,075


10.  INCOME TAXES
A reconciliation of the statutory Federal income tax rates to the Company's effective tax rate is as follows:


                                                        Years ended October 31,
                                                   1993             1992               1991
(Dollar amounts in thousands)                      Amount      %    Amount    %       Amount       %
Statutory tax (expense) benefit                  ($91,295)  (35)   ($60,184)  (34)    $126,100    34
State income taxes net of Federal tax effect       (5,214)   (2)     (4,961)   (3)      (3,628)   (1)
Tax credits                                           704     -         842     -            -     -
Dividends received exclusion                        1,646     1       1,435     1        4,230     1
Unrealized net operating loss carry forward             -     -           -     -      (46,808)  (13)
Foreign tax rate differentials                        310     -         264     -       (2,017)   (1)
Permanent items                                    (3,920)   (2)     (6,475)   (3)      (4,475)   (1)
Settlements, capital gains and other                1,142     1          (5)    -         (476)    -
Income tax (expense) benefit from continuing
    operations                                   ($96,627)  (37)   ($69,084)  (39)    $ 72,926    19


State income tax expense was $8.0 million in 1993, $8.2 million in 1992 and $6.0 million in 1991.
   The tax benefit (expense) of deferred items was as follows:


October 31,
(In thousands)                                    1993       1992       1991
Depreciation and amortization                   ($8,525)   ($1,451)    $2,279
Settlements                                      (8,600)       704      4,871
Inventory valuation                                 255      3,183      2,531
Insurance                                          (831)    (6,853)       676
Other                                             5,911      1,449      5,551
Deferred tax benefit (expense)                  (11,790)    (2,968)    15,908
Amounts included in current deferred taxes       (1,355)     4,911    (12,877)
                                                (13,145)     1,943      3,031
Discontinued theatre operations                  18,657         -          -
Extraordinary item and accounting change             -     (70,582)        -
    Net change in deferred taxes                 $5,512   ($68,639)    $3,031


The tax provided on the extraordinary item reflects the permanent tax differences associated with the elimination of long-term debt. The tax provided on the change in accounting for postretirement health care benefits reflects the Company's combined effective Federal and state statutory rates.

[page 44]

11. Investment and Other Income

(Expense), Net

Investment and other income (expense) consisted of the following:
   Years ended October 31,
(In thousands)                                    1993        1992      1991
Investment income
   Interest income                               $ 8,605   $  11,342  $125,128
   Dividend income                                 5,467      11,897     3,405
   Total investment income                       $14,072    $ 23,239  $128,533
Other income (expense)
   CHH matters                                   $20,755           -  ($17,300)
   Gain on sale of securities                          -     $11,633        -
   Other                                          (2,452)     (3,292)    2,129
   Total other
   income (expense)                              $18,303     $ 8,341  ($15,171)


When NMG was formed as part of the restructuring of CHH in 1987, NMG and CHH entered into a variety of agreements, including agreements regarding the allocation of taxes and the guaranty by NMG of certain CHH employee benefits.
        As a result of CHH filing under Chapter 11 of the Bankruptcy Code in 1991, NMG began making payments as guarantor of certain CHH employee benefits. In fiscal 1991, NMG increased its total estimate of liabilities related to CHH and recorded a charge of $17.3 million.
        In October 1992, CHH successfully emerged from Chapter 11 with the result that all disputes between the parties have been settled. NMG paid CHH $7.7 million and was discharged as guarantor of certain CHH employee benefits. In light of the above, NMG re-evaluated its liabilities to CHH and recognized a gain on settlement of these liabilities of $20.8 million.


  12. COMMITMENTS AND CONTINGENCIES
LEASES
The Company and NMG have long-term operating leases primarily for retail stores, distribution centers, offices, other facilities and equipment. Leases are generally for periods of up to thirty years with renewal options at fixed rentals. Certain leases also provide for additional rentals based on revenues in excess of predetermined levels.


        Rent expense for continuing operations under operating leases was as follows:

                                             Years ended October 31,
(In thousands)                          1993       1992        1991
Minimum rent                          $102,823   $ 95,297    $90,729
Rent based on revenues                   8,200      7,300      7,813
                                      $111,023   $102,597    $98,542

Unless renewal options are exercised, the future minimum rental payments will be as follows:

                                       Harcourt
(In thousands)                          General      NMG         Total
1994                                    $27,300    $60,400      $ 87,700
1995                                     25,300     59,900        85,200
1996                                     23,400     57,000        80,400
1997                                     20,200     54,700        74,900
1998                                     15,000     49,600        64,600
Thereafter                               81,800  1,100,000     1,181,800


Harcourt General is secondarily liable for certain lease obligations that were transferred to and assumed by GCC in connection with the spinoff of GCC on December 15, 1993. Under the terms of the Reimbursement and Security Agreement, GCC is obligated to indemnify Harcourt General against liabilities with respect to such transferred obligations. As of October 31, 1993, GCC's future rental obligations over the next twenty years under such theatre leases amounted to $806.7 million.

PENSION PLANS
Harcourt General and NMG each have non-contributory defined benefit pension plans covering substantially all full-time employees other than union employees. Harcourt General and NMG also sponsor unfunded supplemental executive retirement plans which provide certain employees with additional pension benefits. As of January 1, 1992, the Harcourt General plans cover most of the Harcourt Brace employees. Benefits under the plans are based on employees years of service and compensation prior to retirement. When funding is required, the policy is to contribute amounts that are deductible for Federal income tax purposes.
     Net pension income (expense) from continuing operations was as follows:

                                          Years ended October 31,
(In millions)                            1993       1992       1991
Harcourt General                        ($1.8)     ($1.4)      $ 3.2
NMG                                      (6.5)      (5.7)       (6.1)
   Net pension (expense)                ($8.3)     ($7.1)     ($ 2.9)


Net pension expense for both Harcourt General and NMG included the following components:

                                                  Years ended October 31,
(In millions)                                    1993       1992        1991
Service cost - benefits earned                  ($9.5)     ($8.2)      ($4.0)
Interest cost on projected benefit obligation    (8.7)      (7.7)       (6.8)
Actual return on assets                          17.6       15.8        15.7
Net amortization and deferral                    (7.7)      (7.0)       (7.8)
     Net pension (expense)                      ($8.3)     ($7.1)     ($ 2.9)

[page 45]

The following table sets forth the plans' funded status and amounts recognized in the balance sheets at October 31:
                                                                  1993                            1992
                                                        Overfunded      Non-funded      Overfunded      Non-funded
(In millions)                                           Plans           Plans           Plans           Plans
Vested benefit obligation                               ($91.6)         ($12.4)         ($81.2)         ($10.0)
Accumulated benefit obligation                          ($95.2)         ($14.3)         ($83.8)         ($11.3)
Projected benefit obligation                           ($118.6)         ($20.6)        ($100.8)         ($15.9)
Plan assets at fair value *                              162.5           -               141.0           -
Assets in excess of (less than) projected obligation     $43.9          ($20.6)          $40.2          ($15.9)
Unrecognized net (asset) obligation at transition         (2.9)            1.4            (3.5)            1.6
Unrecognized net (gain) loss                              (3.3)            1.4            (0.3)           (0.2)
Unrecognized prior service cost                            2.9             1.7             3.1             1.8
Prepaid (accrued) pension cost recognized
     in the balance sheets                              $40.6           ($16.1)          $39.5          ($12.7)

* PLAN ASSETS INCLUDE $9.9 MILLION AND $6.7 MILLION OF HARCOURT GENERAL COMMON
AND SERIES A STOCK AT OCTOBER 31, 1993 AND 1992, RESPECTIVELY, AND CONSIST
PRIMARILY OF EQUITY AND  FIXED INCOME SECURITIES.

The plans' funded status by company as of October 31 was as follows:
                                                1993            1992
                                  Overfunded    Non-funded      Overfunded      Non-funded
(In millions)                     Plans         Plans           Plans           Plans
Harcourt General                  $ 27.0        ($3.9)          $ 27.9          ($2.7)
NMG                                 13.6        (12.2)            11.6          (10.0)
                                  $ 40.6       ($16.1)          $ 39.5         ($12.7)

Assumptions used in the computation of pension costs for both Harcourt General
(HG) and NMG as of October 31 were as follows:

                                                     1993         1992         1991
                                                  HG   NMG       HG   NMG      HG   NMG
Discount rate                                    7.5%  8.5%     8.5%  8.5%     8.5%  8.5%
Long-term rate of return on plan assets          9.0%  9.0%     9.0% 10.0%    10.0% 10.0%
Rate of increases in future compensation levels  6.0%  6.0%     6.0%  6.0%     6.0%  6.0%


In addition to the pension plans, Harcourt General and NMG each have two defined contribution plans for certain employees. The Savings Plans permit employee contributions and provide for certain matching contributions. The Employee Stock Ownership Plans are non-contributory.

POSTRETIREMENT HEALTH CARE BENEFITS
The Company provides health care benefits for retired employees which are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for retirement benefits if they have met certain service and minimum age requirements. Beginning in fiscal 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers Accounting for Postretirement benefits Other Than Pensions. This statement requires accrual of these postretirement health care benefits during the years in which an employee provides services. Prior to fiscal 1992, the expense for these benefits was recognized as actual claims were incurred. The Company paid $3.0 million during fiscal 1993 and $2.4 million during fiscal 1992 for postretirement health care benefit claims. The cumulative effect of adopting this change in fiscal 1992 resulted in a charge to continuing operations of $36.0 million, net of applicable taxes of $23.2 million.

[page 46]


The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's consolidated balance sheets as of October 31 was as follows:

(In thousands)                                      1993        1992
Retirees                                           $61,053     $57,969
Fully eligible active plan participants              8,308       8,024
Other active plan participants                      18,545      14,308
Unrecognized net loss                               (8,880)          -
    Accumulated postretirement
    benefit obligation                             $79,026     $80,301

The postretirement benefit cost for continuing operations was as follows:

Years ended October 31,
(In thousands)                                     1993        1992
Service cost                                       $ 1,519     $1,509
Interest cost on accumulated benefit obligation      6,239      5,731
Postretirement benefit cost                        $ 7,758     $7,240

The assumed health care cost trend rate used in measuring accumulated postretirement benefit obligation was 18% in 1993 and 20% in 1992, gradually declining to 5% in the year 2005. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.5% discount rate in 1993 and an assumed rate of 8.5% in 1992. In fiscal 1993, NMG used an assumed discount rate of 8.5%.
        An increase of 1% in the health care cost trend rate would increase the accumulated postretirement obligation as of October 31, 1993 by $10.2 million. This change would increase the annual expense by $1.2 million.

LITIGATION
Harcourt General and NMG are involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect on the continuing operations of Harcourt General or NMG.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS
During the normal course of business the Company uses various financial instruments. Discussed below is the fair value of financial instruments not presented elsewhere in these financial statements.

INTEREST RATE SWAP
The fair value of NMG's interest rate swap is the amount at which it could be settled based on estimates obtained from dealers. The estimated pre-tax cost to settle the interest rate swap was approximately $6.6 million at July 31, 1993. This amount changes during the life of the swap as a function of maturity, interest rates and the credit standing of the parties to the swap agreement. If the swap is held to maturity, no settlement cost is incurred.

LONG-TERM DEBT
The fair value of Harcourt General's and NMG's senior debt and subordinated notes was $832.8 million on October 31, 1993 and was based upon comparable publicly-traded issues or discounted cash flows. The discount rate used was based upon the Company's estimated current incremental borrowing rates.

POLICYHOLDER RESERVES AND DEPOSITS
Policyholder reserves and deposits include immediate and deferred annuities; structured settlements not involving life contingencies; and insurance contracts. As of October 31, 1993, the fair value of these liabilities was $2,473.2 million. The fair value for immediate annuities and structured settlements was computed as the present value of the future payments under these contracts discounted at 7.1%. The fair value for deferred annuities was computed as the account value less the surrender charge that would apply if the contract were surrendered, adjusted to recognize any interest valued above the current credited rate guaranteed beyond October 31, 1993. Market adjusted annuity contracts were further adjusted by the market value adjustment formula specified in such contracts.

[page 47]

14. COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The 1993 and 1992 comparative quarterly financial information has been restated to reflect the spinoff of the discontinued theatre operations.

                                                                1993
                                                        First           Second          Third           Fourth          Full
(In thousands except for per share data)                Quarter         Quarter         Quarter         Quarter         Year
Revenues                                                $806,840        $933,242        $1,008,476      $907,183        $3,655,741
Gross profit                                            $317,263        $289,771        $  462,353      $376,884        $1,446,271
Earnings (loss) from:
     Continuing operations                               $26,816          $5,666          $102,142       $30,866          $165,490
     Theatre operations                                    4,989             139             4,613        (3,898)            5,843
     Net earnings                                        $31,805          $5,805          $106,755       $26,968          $171,333
Net earnings (loss) per common share from:
     Continuing operations                                $.34            $.07             $1.28          $.39              $2.08
     Theatre operations                                    .06            -                  .06          (.05)               .07
Net earning                                               $.40            $.07             $1.34          $.34              $2.15
Dividends per share:
    Common Stock                                         $0.14           $0.14             $0.14         $0.15              $0.57
    Class B Stock                                        $0.126          $0.126            $0.126        $0.135             $0.513
    Series A Stock                                       $0.1475         $0.1475           $0.1475       $0.1575            $0.60

    														      1992

                                                        First           Second          Third           Fourth          Full
(In thousands except for per share data)                Quarter         Quarter         Quarter         Quarter         Year
Revenues                                                $754,618        $822,629          $867,554      $814,886        $3,259,687
Gross profit                                            $302,782        $257,445          $364,660      $388,542        $1,313,429
Earnings (loss) before extraordinary gain and
    cumulative effect of accounting change from:
    Continuing operations                                $23,429         ($5,069)         $ 67,684      $ 21,883         $ 107,927
    Theatre operations                                       269           1,799             2,944        (2,022)            2,990
                                                        $ 23,698         ($3,270)         $ 70,628       $19,861         $ 110,917
    Net earnings (loss)                                 $407,241         ($3,270)         $ 70,628       $19,861         $ 494,460
Net earnings (loss) per common share:
    Before extraordinary item and cumulative
    effect of accounting change from:
       Continuing operations                             $ .30           ($.06)            $ .85         $ .28             $ 1.36
       Theatre operations                                 -                .02               .04          (.03)               .04
    Extraordinary gain                                    5.31             -                -               -                5.30
    Cumulative effect of accounting change                (.46)            -                -               -                (.45)
    Net earnings                                         $5.15           ($.04)             $.89          $.25              $6.25
Dividends per share:
    Common Stock                                         $0.13           $0.13             $0.13         $0.14              $0.53
    Class B Stock                                        $0.117          $0.117            $0.117        $0.126             $0.477
    Series A Stock                                       $0.1375         $0.1375           $0.1375       $0.1475            $0.56

[page 48]

INDEPENDENT AUDITORS  REPORT

Board of Directors and Shareholders
Harcourt General, Inc.
Chestnut Hill, Massachusetts

We have audited the consolidated balance sheets of Harcourt General, Inc. and its subsidiaries as of October 31, 1993 and 1992 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harcourt General, Inc. and its subsidiaries as of October 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1993 in conformity with generally accepted accounting principles. As discussed in Note 12 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions in fiscal 1992.
Deloitte & Touche
Boston, Massachusetts
December 16, 1993

[page 49]

FIVE YEAR SUMMARY (UNAUDITED)
(In thousands except for per share amounts)

REVENUES                                          1993            1992            1991            1990            1989
   Publishing                                    $944,545        $865,336        $807,689        $853,725        $816,285
   Specialty retailing                          2,016,914       1,808,354       1,744,800       1,688,611       1,467,504
   Insurance                                      548,030         464,606         464,726         476,810         456,298
   Professional services                          146,252         121,391         103,795          82,212          69,437
   Total                                       $3,655,741      $3,259,687      $3,121,010      $3,101,358      $2,809,524
Operating earnings (loss)
   Publishing                                    $142,177        $124,503        ($73,792)       $121,650         ($2,774)
   Specialty retailing                            120,191          81,510          82,277          99,191          83,212
   Insurance                                       70,871          42,798         (45,296)         26,118          28,149
   Professional services                           28,395          23,938          14,309          17,062           8,919
   Corporate expenses                             (47,307)        (41,876)        (40,706)        (42,072)        (59,377)
   Merger and restructuring
     charges                                         -               -            (72,777)             -               -
   OPERATING EARNINGS (LOSS)                      314,327         230,873        (135,985)        221,949          58,129
   Investment income                               14,072          23,239         128,533         124,411         185,065
   Interest expense                               (84,585)        (85,442)       (348,260)       (363,021)       (448,125)
   Other income (expense), net                     18,303           8,341         (15,171)        126,020          23,861
   EARNINGS (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES, EXTRAORDINARY ITEM AND
     CUMULATIVE EFFECT OF ACCOUNTING CHANGE       262,117         177,011        (370,883)        109,359        (181,070)
   Income tax (expense) benefit                   (96,627)        (69,084)         72,926         (47,987)         40,041
   EARNINGS (LOSS) FROM CONTINUING OPERATIONS
     BEFORE EXTRAORDINARY ITEM AND
     CUMULATIVE EFFECT OF ACCOUNTING CHANGE       165,490         107,927        (297,957)         61,372        (141,029)
   Discontinued Operations, Net*                    5,843           2,990           4,835         (30,989)      1,217,242
   Extraordinary Item, Net                           -            419,557             -               -           (32,287)
   Accounting change, net                            -            (36,014)            -               -               -
   NET EARNINGS (LOSS)                            171,333         494,460        (293,122)         30,383       1,043,926
   Dividends on Harcourt Brace
     preferred stock                                 -               -             12,684          18,242          59,741
       Net earnings (loss) applicable
       to common shareholders                    $171,333        $494,460       ($305,806)        $12,141        $984,185
   Depreciation and amortization                 $171,432        $154,392        $295,695        $156,004        $154,759
   Capital expenditures                           162,416         186,462         165,817         136,943         175,420
   Insurance assets                             3,170,948       2,669,708       2,300,018       2,096,118       1,524,695
   Total assets                                 5,976,826       5,345,670       6,208,348       6,250,126       6,048,002
   Total long-term liabilities                  1,090,649       1,086,053         980,224       2,658,734       2,452,873
   Weighted average number of common and
     common equivalents shares outstanding         79,625          79,139          78,876          79,027          78,676
   AMOUNTS APPLICABLE TO COMMON SHAREHOLDERS:
   Earnings (loss) from continuing operations
     before extraordinary item and cumulative
     effect of accounting change                    $2.08           $1.36          ($3.94)           $.55          ($2.55)
   Net earnings (loss) applicable
     to common shareholders                         $2.15           $6.25          ($3.88)           $.15          $12.51
   Dividends paid on common stock                    $.57            $.53            $.49            $.45            $.41

*EFFECTIVE DECEMBER 15, 1993, THE COMPANY DISTRIBUTED ITS THEATRE OPERATIONS TO
ITS SHAREHOLDERS. IN MARCH 1989, THE COMPANY SOLD ITS BEVERAGE BUSINESS, AND
IN NOVEMBER 1989, HARCOURT BRACE SOLD ITS SIX THEME PARKS AND RELATED LAND
HOLDINGS.

[page 51]

Stock Information

Harcourt General's Common Stock and Series A Cumulative Convertible Stock are traded on the New York Stock Exchange under the symbols H and HPRA, respectively. The following table indicates the quarterly price range of the Common Stock and Series A Stock for the past two fiscal years. These prices are prior to the tax-free distribution of shares in GC Companies, Inc., which was effective on December 15, 1993.

Common Stock

                             1993                  1992
Quarter                  High      Low         High      Low
First                  $38.13     $28.50      $20.50     $16.63
Second                 $37.50     $31.25      $23.00     $18.75
Third                  $40.00     $32.63      $26.13     $21.63
Fourth                 $46.13     $37.50      $30.00     $24.13

Series A Stock

                             1993                  1992
Quarter                  High      Low         High      Low

First                  $37.13     $28.00      $20.00    $17.13
Second                 $36.63     $32.75      $22.50    $19.00
Third                  $39.00     $33.75      $25.75    $21.25
Fourth                 $46.00     $40.25      $28.88    $24.63

Harcourt General had 13,398 and 14,018 Common shareholders of record at October 31, 1993 and 1992, respectively, and 847 and 937 Series A shareholders of record at October 31, 1993 and 1992, respectively. Following an adjustment related to the spinoff of GC Companies, the Series A shares are now convertible into Common Stock on a 1:1.1 basis.







