Form 10-K, Exhibit 13
period 1994-10-31
HARCOURT GENERAL INC
filed 1995-01-30
CIK 40493

                                                        HARCOURT
                                                          GENERAL
                                                         [logo]



1994 ANNUAL REPORT
                                    [stack
                                      of
                                     books]

                1   Company Profile

                2   Shareholder Letter

                6   Corporate Overview

                8   Publishing

               14   Specialty Retailing

               18   Professional Services

               19   Mission Statement

               20   Financial Section

               44   Directors and Officers

               45   Shareholder Information

COMPANY PROFILE

        Harcourt General's operating businesses in publishing, specialty retailing and professional services represent valuable corporate assets. Our principal objective as managers of those assets is to enhance their value to shareholders.

        Harcourt Brace's worldwide PUBLISHING operations include a well-balanced mix of educational, scientific, technical, medical, professional and trade publishing businesses. Each holds a leadership position in its market segment and, importantly, has the potential to strengthen that position even further.

        Our SPECIALTY RETAILING operations consist of Neiman Marcus stores, NM Direct, Bergdorf Goodman and Contempo Casuals - some of the most valuable consumer franchises in the retail industry today. These businesses are well-positioned to provide a meaningful return to shareholders in coming years.

        Drake Beam Morin's PROFESSIONAL SERVICES operation is the leading provider of human resources consulting services to corporations worldwide and continues to explore opportunities to build its business both domestically and internationally.

        Each of these corporate assets has the potential to significantly increase the value of Harcourt General over the long-run. We, as managers and shareholders, are charged with making that potential a reality. This report expands on our continuing efforts and progress in achieving this objective.

TO OUR SHAREHOLDERS

      In last year's annual report we talked about developing a strategy and laying the groundwork for growth in years to come. We talked about our focus on creating value through a variety of means -
*  STREAMLINING OUR OPERATIONS TO MAKE THEM MORE
   COMPETITIVE;
*  SEEKING OPPORTUNITIES FOR GROWTH FROM EXISTING
   BUSINESSES; AND
*  ACCELERATING GROWTH THROUGH ACQUISITIONS.

We are pleased to report that 1994 was a year of achievement in each of these strategic challenges.
      We were able to meet our earnings objectives for 1994 despite reduced selling opportunities in the educational publishing area and a continued difficult operating environment for our Contempo Casuals retail stores. Prior to a restructuring charge at Contempo, earnings from continuing operations rose to $1.57 per share from $1.50 per share in 1993. The 1993 figure includes 15 cents per share of income from non-recurring items.

      Fiscal 1994 operating earnings from continuing operations prior to the Contempo restructuring charge grew 12.0% to $272.8 million from $243.5 million in 1993. Total revenues from continuing operations increased slightly for the year to $3.2 billion compared to revenues of $3.1 billion in 1993. Overall, we are satisfied with our financial results in what we expected to be a year of measured improvement for our operations. More importantly, we are proud of the progress made on several of our strategic imperatives that are laying the groundwork for future growth.
- -------------------------------------------------------------------------------
                           STREAMLINING FOR GROWTH
      We continued our efforts last year to further streamline the Company. In December of 1993, we spun off General Cinema Theatres along with $64 million in cash in a tax-free distribution to our shareholders. We believed that business would receive a higher market valuation over time as a stand-alone company than it did as part of Harcourt General. The new public corporation, GC Companies, Inc., is listed on the New York Stock Exchange.

      In June of 1994, we reached an agreement to sell the Harcourt General Insurance Companies to GNA Corp., an affiliate of GE Capital, for $400 million in cash. That transaction closed in October 1994, and the insurance business is treated as a discontinued operation in this report.

      In addition to the desire to further simplify Harcourt General, an important consideration for us in evaluating the insurance business was that it was not a cash generator for the parent company. In fact, the business required additional funds to maintain regulatory capital requirements as it grew. We believe our shareholders will be better served by using the sale proceeds - approximately $375 million after-tax - to reinvest in our existing businesses or in new areas which we find attractive.

      We took decisive action during the year to address the ongoing weakness at Contempo Casuals, our fashion-forward junior retailing chain. That business has been negatively affected by continuing softness in the junior apparel market and by a lack of new fashion trends. Reduced mall traffic and unsuccessful merchandising strategies have also contributed to operating losses at Contempo over the past several years.

        In response to these conditions, we recognized a $48.4 million pre-tax restructuring charge during the third quarter of 1994 to cover the closing of
40 under-performing Contempo stores and the discontinuation of the 39-store Pastille chain that Contempo had been testing. Other cost cutting actions taken at Contempo over the past year include the closing of Contempo's Hong Kong buying office and the elimination of its in-house production department. These efforts have significantly improved the outlook for this segment of our retail operations.
- ------------------------------------------------------------------------------
                         PROGRESS IN CORE BUSINESSES
                      Publishing and Specialty Retailing
One of the most important ways we can create value for shareholders is by managing growth at our existing



                 RICHARD A. SMITH (LEFT), ROBERT J. TARR, JR.

operations. Our core businesses - publishing and specialty retailing -
continued their progress in 1994. We believe these businesses offer substantial opportunities for revenue increases and profit margin improvement going forward.
- -------------------------------------------------------------------------------

                                  PUBLISHING
                 Performance in a Year of Modest Opportunity
We continue to be pleased with the overall performance and outlook for our publishing operations. The Harcourt Brace publishing business is an exceptionally attractive one given its strong cash generating characteristics as well as the solid reputation of its many well-established imprints. The intellectual property that we as publishers create and hold is a vital asset that will benefit from the advent of new technologies and distribution methods. Quality content and editorial reputation will remain the primary determinants of success in this new environment, and our position is secure.

      We are working on a number of fronts to incorporate technology as appropriate in all of our publishing operations. We have technology groups in each of our major publishing units and have introduced multimedia products to meet market demand. Importantly, we announced a product development collaboration in December of 1994 with Edmark Corporation to develop new lines of multimedia educational software products for the elementary school market.

      As expected, publishing revenues in 1994 decreased slightly to $919.5 million from $944.5 million in 1993, primarily the result of anticipated revenue declines in elementary and secondary publishing due to reduced state textbook purchase schedules. Despite this revenue decline, the Harcourt Brace publishing businesses achieved operating earnings of $165.4 million in 1994, a 16.4% increase over operating earnings of $142.2 million in 1993. These results are due to effective expense controls and a strong performance by our STMP group, which includes our scientific, technical, medical and professional publishing businesses.

      The adoption schedule - the number of states planning to purchase textbooks - will work in our favor over the next several years, presenting strong revenue opportunities in both the elementary and secondary school areas. Increasing enrollments and improved funding prospects further brighten the outlook for our educational businesses.

      Most importantly, our enhanced product development efforts and major capital commitment will create significant growth opportunities for both our educational and STMP publishing businesses. Over the three years that we've managed these publishing businesses, we've invested approximately $320 million in capital expenditures, with roughly 90% of those funds devoted to developing new products and revising existing programs across all of our publishing operations. Over the next three years, we expect to invest more than $400 million in publishing, again with the vast majority of those funds going toward product development. The cash from these capital expenditures is rapidly recovered through accelerated depreciation over a period of three to five years.

      Our outlook for our publishing businesses is very positive. We expect strong revenue growth in 1995, led by our elementary school business, which will benefit from an increased number of state adoptions. We should also see another year of steady growth in our STMP businesses and continued progress in our foreign operations. International sales including our London operation, which is part of the STMP group, totaled just over $140 million in 1994.
Although we anticipate substantial publishing revenue growth in 1995, we will be incurring significant initial-year expenses to support our selling and marketing efforts, particularly in the elementary area. As a result, the growth in publishing operating earnings in 1995 will likely be somewhat less than the revenue growth rate. Beyond 1995, the prospects for further expansion in publishing are excellent as we gain market share from our substantial investment in product development.
- -------------------------------------------------------------------------------
                             SPECIALTY RETAILING
                           Momentum at the High-End
The upscale retailing operations of the Neiman Marcus Division - Neiman
Marcus stores and NM Direct - made significant progress in 1994 in attracting new customers, improving margins and growing operating earnings. At Bergdorf Goodman, several unusual factors - including difficult weather conditions and the opening of a new competitor nearby - hampered results, and that business showed a modest decline in operating earnings for the year. These circumstances, coupled with a significantly larger operating loss at Contempo, mask the very strong earnings performance achieved by the Neiman
Marcus Division.

      Prior to the $48.4 million pre-tax restructuring charge at Contempo, our specialty retailing operations had essentially an operating earnings in 1994 of $120.7 million, compared to operating earnings of $120.2 million in 1993. Prior to the restructuring charge, which amounted to $0.35 per share, the specialty retailing segment contributed $0.52 per share to Harcourt General's results. In 1993, the specialty retailing contribution was $0.71 per share and included non-recurring other income of $0.15 per share.

      We are working diligently to improve Contempo's operating performance in 1995 and are encouraged by our progress. Strong momentum at the Neiman Marcus Division continues, and we are confident that Bergdorf Goodman will rebound from 1994's results. Our specialty retailing operations as a whole are poised to begin realizing an attractive return for shareholders on the substantial investments which have been made in these businesses.

                            PROFESSIONAL SERVICES
The corporate career transition (outplacement) operations of Drake Beam Morin
(DBM) faced very difficult comparisons in the 1994 fiscal year given their exceptionally strong performance in 1993, when two major corporate projects accounted for an unusually large percentage of DBM's total revenues. With work on those two projects diminishing in 1994, revenues declined 3.0% to $141.8 million. Operating earnings for the year were $22.1 million, a 22.3% decline. Programs to bring the expense structure in line with the lower revenue base were initiated during the second half of the year and should help stabilize DBM's operating results in 1995 and position it for growth in the years ahead.

                         GROWTH THROUGH ACQUISITIONS
In addition to managing our existing operations, we are also actively seeking appropriate avenues for growth through acquisitions, and we have purchased a number of smaller publishing properties over the past year. These acquisitions will enhance value by rounding out an existing product line, providing access to new or complementary fields of publishing or facilitating access to new distribution channels.
- --------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS - Results from Continuing Operations

(In millions, except for per share data)                       1994                1993                    1992
- ------------------------------------------------------------------------------------------------------------------
- --
Revenues                                                  $  3,154.2          $  3,107.7              $  2,795.1
Operating earnings                                             224.4 (1)           243.5                   188.1
Operating margin                                                 7.1% (1)            7.8%                    6.7%
Earnings from continuing operations                             97.5 (1)           119.5                    80.2
        Per share                                         $     1.22 (1)      $     1.50(2)           $     1.01
Net cash provided by
        continuing operations                                  189.8               210.1                   201.3
Capital expenditures                                           196.2               159.9                   186.0
Shareholders' equity                                         1,047.4             1,051.6                   924.4
Common dividends paid                                     $     0.61          $     0.57              $     0.53
- --------------------------------------------------------------------------------------------------------------------

(1) After a specialty retailing restructuring charge of $48.4 million, or $0.35 per share.
(2) Includes other income of $0.15 per share resulting from the settlement of legal and tax issues with Broadway Stores, Inc.

                                      4

      For example, The Psychological Corporation, our testing business, acquired Communication Skill Builders (CSB), a developer of therapy products for use by speech, language and hearing clinicians in schools and health care institutions. CSB's products fit well with The Psychological Corporation's existing portfolio of speech and language assessment products.

      Harcourt Brace School, our elementary school publishing business, acquired Brown-ROA, a leading educational publisher of religious textbooks and technology products for the pre-school through adult education markets. While adding a valuable product line, this business will also enable our elementary operation to more effectively sell Harcourt Brace products to parochial schools.

      In the STMP area, we acquired a number of newsletter publications for tax professionals for Harcourt Brace Professional Publishing as well as several veterinary publications for our WB Saunders medical publishing business.

      Following our sale of the insurance operations, Harcourt General has a cash balance of approximately $820 million. Our operating units will not require that cash to expand their businesses going forward. Therefore, our current cash balance and our substantial unused borrowing power are available to pursue acquisition opportunities to enhance the Company's growth prospects and build total shareholder value. We continue to search for an acquisition of size to expand our presence in publishing or to enter a new business area.
- -------------------------------------------------------------------------------
                            ORGANIZATIONAL CHANGES
We would like to welcome Dr. Clifton R. Wharton, Jr. to the Harcourt General Board of Directors. Dr. Wharton is a former United States Deputy Secretary of State and served as chairman and chief executive officer of the Teachers Insurance and Annuity Association - College Retirement Equities Fund
(TIAA-CREF).

      Gerald T. Hughes, who has been with Harcourt General for six years, was promoted to the new position of vice president, human resources in 1994. Mr. Hughes had been associate general counsel with responsibility for all legal matters pertaining to labor and employment for the Company.

      It is with regret that we inform you of the resignation for health reasons of Richard T. Morgan as president and chief executive officer of Harcourt Brace & Company, effective January 15, 1995. We thank Dick for his excellent service to the Company since he joined Harcourt General in June of 1992. He is an outstanding publisher and an individual of the highest caliber, and we wish him all the best.

      The Board of Directors voted in September to increase the quarterly cash dividend on the Company's Common Stock from 15 cents to 16 cents per share, an increase of 6.7%. This is the 26th consecutive year in which the
Board has increased the cash payment to shareholders and the 36th consecutive year in which the Company has paid cash dividends.
- -------------------------------------------------------------------------------
                                 WHAT'S AHEAD
What follows in this report is an in-depth discussion of our operations - the valuable assets that we are managing on behalf of Harcourt General's shareholders. In the publishing area, you'll read how we're working to build upon the strong foundation represented by our wide array of publishing businesses. In specialty retailing, you'll learn how our upscale businesses are strategically positioned for growth, which - coupled with an anticipated improvement at Contempo - bodes well for attractive returns in the years ahead.

      Our Company's prospects are excellent. We expect both of our core businesses to continue their growth, not only in the coming year, but throughout the remainder of the decade.

      We would like to take this opportunity to extend our sincere appreciation to all of the employees who are responsible for these results. Thanks to them, our Company remains strong and well-positioned for long-term growth.

      Sincerely,


   [signatures]                      [signatures]
Richard A. Smith                  Robert J. Tarr, Jr.
Chairman of the Board             President and Chief
                                  Executive Officer

January 6, 1995

HARCOURT
   BRACE


HOLT, RINEHART AND WINSTON

THE PSYCHOLOGICAL
   CORPORATION

ACADEMIC PRESS

W.B. SAUNDERS

CORPORATE OVERVIEW

PUBLISHING

Harcourt Brace & Company owns some of the world's most prestigious publishing imprints - imprints which distinguish quality products for the educational, scientific, technical, medical, professional and trade markets worldwide.

      Harcourt Brace and Holt, Rinehart and Winston are the Company's educational imprints used on textbooks, technology products and other instructional materials for elementary and secondary schools. The college division publishes its products under the Harcourt Brace, Saunders and Dryden Press imprints. The Psychological Corporation is the country's largest for-profit publisher of tests for educational, psychological, clinical and professional assessment.

      Academic Press, WB Saunders and Harcourt Brace Professional Publishing constitute the Company's STMP operations. Academic Press is well known as a leading international publisher of books and scholarly journals in the life, physical and social sciences. WB Saunders is the world's leading publisher of medical books and periodicals for the health sciences. Harcourt Brace Professional Publishing produces accounting and tax practice reference materials for professionals in those fields. The Company also conducts the country's largest bar examination review program under the BAR/BRI name as well as review courses for accounting professionals.

      Harcourt Brace serves the international markets through offices in London, Tokyo, Sydney, Toronto and Montreal as well as a foreign export division based in Orlando, Florida. These operations publish in their local markets and distribute domestic educational and STMP product internationally. The Company's trade division publishes distinguished literature for adults and children.

                          1994 REVENUE CONTRIBUTION
    [pie        29%
       chart]         66%
                  5%

 [scale]   Publishing
           Specialty Retailing
           Professional Services


                       HISTORICAL REVENUE CONTRIBUTION
                            (Dollars in millions)

                                                                $3,154.2
                                        $3,107.7
                $2,795.1

                                                                $  919.5
                                        $  944.5
                $  865.3

                                                                $2,092.9
                                        $2,016.9
                $1,808.4

                $  121.4                $  146.3                $  141.8
                -------------------------------------------------------------
                    1992                    1993                    1994


                   1994 OPERATING EARNINGS CONTRIBUTION (1)

[pie                 28%
   chart]      64%
                        8%



[scale] Publishing
        Specialty Retailing
        Professional Services


                  HISTORICAL OPERATING EARNINGS CONTRIBUTION(1)
                            (Dollars in millions)

                                        $  290.8
                                                        $  259.8
                        $  229.9
                                        $  142.2
                                                        $  165.4
                        $  124.5

                                        $  120.2
                        $   81.5
                                                        $   72.3
                        $   23.9        $   28.4
                                                        $   22.1
                        ----------------------------------------
                           1992            1993            1994

(1) Operating earnings are prior to corporate expenses but include a $48.4 million specialty retailing restructuring charge in 1994.


SPECIALTY RETAILING

The Company's specialty retailing operations include valuable and well-recognized consumer franchises with a primary focus on the fashion-conscious high-end customer seeking exceptional service and unique designer merchandise.

      Neiman Marcus, a leading upscale specialty retailer, serves customers through 27 stores in 24 cities nationwide. The Company's state-of-the-art direct marketing operation, NM Direct, includes the well-known Horchow catalogues in addition to those of Neiman Marcus.

      Bergdorf Goodman and Bergdorf Goodman Men, located across from each other on Fifth Avenue at 58th Street - Manhattan's premier shopping location
- - offer customers exclusive apparel and accessories from leading American and foreign designers.

      Contempo Casuals provides contemporary fashion apparel and accessories for young women through a group of 246 stores primarily in regional shopping malls in 33 states and Puerto Rico.


- -----------------------------------------------------------------------------
                            PROFESSIONAL SERVICES

Drake Beam Morin is the world's leading provider of organizational and individual transition consulting services. In addition, DBM offers leading edge consulting and training in the career management and change management lines of business. Founded in 1967, DBM operates a total of 162 offices - 76 domestic and 86 international - in 27 countries.

NEIMAN MARCUS

NM DIRECT

BERGDORF GOODMAN

CONTEMPO CASUALS

DBM

DRAKE BEAM MORIN

                        [CD DISK]


                         [stack
                            of
                             books]

PUBLISHING


BUILDING ON STRENGTH
GROWTH THROUGH PRODUCT DEVELOPMENT AND ACQUISITIONS
- ---------------------------------------------------

      Since Harcourt Brace & Company became part of Harcourt General three years ago, the Company has focused on revitalizing and building its prestigious publishing businesses. We've been able to build from a position of strength while working to capture opportunities for growth through enhanced product development and strategic acquisitions.

      Our position of strength stems from the well-balanced mix of educational, scientific, technical, medical, professional and trade publishing properties that make up Harcourt Brace. Each business holds claim to some of the most well-respected and valuable imprints in the publishing industry - imprints which have secured leading market shares in their respective disciplines.

      Over the next few years, external factors like rising school enrollments, stronger adoption schedules (plans by school districts to purchase instructional materials) and increasing public concern over the quality of education are expected to facilitate our efforts to expand our educational publishing operation.

      The outlook is also encouraging for our STMP group. The total number of scientific, technical and medical professionals - our customers - has grown steadily in recent years, and this growth is expected to continue beyond the turn of the century. Furthermore, scientific output is expected to increase at a rate of 4-6% for the foreseeable future, ensuring both the demand and need for scientific and medical publications.

      These external factors - coupled with the product development and acquisition initiatives we're executing internally - support our positive outlook for our publishing businesses.

      Approximately $150 million in capital investment is planned for the publishing area in 1995, with comparable expenditures in 1996 and 1997. Nearly 90% of that expenditure will be devoted to new and revised product development in both the educational and STMP areas. We are monitoring the impact of technology on our businesses and are incorporating it as an enhancement to our products, expanding our multimedia offerings as market demand grows. In addition, the application of technology to the product development process has already improved efficiencies, shortened lead times and reduced production costs for our businesses.

      Along with internal product development, we are building our publishing operation through acquisitions. We've purchased several small companies as well as publications and book lists over the past few years to round out product lines or gain access to important distribution networks. These include acquisitions in the areas of multimedia, CD-ROM and software development; religious educational publishing; speech, language and hearing therapy; and veterinary medicine as well as several publications for tax and accounting professionals. Each represents a business that - along with the impact of external factors and product development efforts - will over the long-run add to the strength that is Harcourt Brace & Company.

OVER THE PAST YEAR, HARCOURT BRACE & COMPANY HAS CONTINUED TO EXPAND AND REVITALIZE PRODUCT LINES ACROSS BUSINESS AREAS. THIS INITIATIVE IS ENHANCING THE MARKET POSITIONS OF EACH OF THE COMPANY'S IMPRINTS AND SHOULD CONTINUE TO GENERATE INCREASES IN MARKET SHARE.

TOTAL PUBLISHING OPERATING EARNINGS INCREASED 16.4% IN 1994 TO $165.4 MILLION FROM $142.2 MILLION IN 1993. THIS INCREASE WAS ACHIEVED DESPITE A 2.7% DECLINE IN REVENUES TO $919.5 MILLION THAT REFLECTS REDUCED
MARKET OPPORTUNITIES, PRIMARILY FOR ELEMENTARY PRODUCT. THE COMPANY'S PUBLISHING OPERATING MARGIN IMPROVED TO 18.0% FROM 15.1% IN 1993.




BUSINESS REVIEW - Publishing

EDUCATIONAL PUBLISHING

The educational publishing group includes the Company's elementary, secondary and college publishing businesses along with The Psychological Corporation's testing operations. This group had lower revenues and slightly reduced operating earnings primarily due to anticipated declines in the elementary publishing business in fiscal 1994 after an exceptionally strong 1993. The performance of the educational group should improve in 1995 as we benefit from the introduction of new and revised products and an increase in textbook purchases, particularly at the elementary level.
- ------------------------------------------------------------------------------

                            HARCOURT BRACE SCHOOL
                            Elementary publishing

As anticipated, both revenues and operating earnings at Harcourt Brace School declined in 1994 from a very strong 1993. The declines reflect reduced market demand due to the small number of state adoptions in 1994. However, the Company's products continued to perform well in those areas where textbook purchases did occur.

      Harcourt Brace's successful reading program, Treasury of Literature - which was revised for 1995 - won approximately 38% of the reading markets in Arkansas and Louisiana and continued to sell well in non-adoption states. In addition, the division's Mathematics Plus program maintained a leading market share.

      New elementary product introductions in 1994 include the Passports supplementary reading program for grades one through six; the AnyTime Math program for the K-2 market; and Science AnyTime for grades K-6. The Passports supplementary reading program has already secured approximately 33% of an important Texas adoption with the bulk of those sales scheduled for 1995. AnyTime Math was approved for sale in California in 1995 and has been well received nationally. Science AnyTime provides the elementary division with a strong product to participate in the significant elementary science business available in 1995.


                          PUBLISHING REVENUE HISTORY

(In millions)              1994         1993        1992
- -----------------------------------------------------------------
Elementary                $145.3       $187.4      $124.4
Secondary                  120.5        125.0        99.0
College                    145.4        149.0       147.3
Testing                     99.1         93.2        96.5
STMP                       342.0        323.0       348.9
International               83.2         84.0        86.7
Trade                       34.3         30.7        29.1
Elimination of
  intercompany sales       (50.3)       (47.8)      (66.6)
- -----------------------------------------------------------------
      TOTAL               $919.5       $944.5      $865.3
- -----------------------------------------------------------------


      Harcourt Brace School is currently integrating the Brown-ROA religious publishing operation, which was acquired in 1994 and has annual revenues of about $9 million.
- -----------------------------------------------------------------------------
                          HOLT, RINEHART AND WINSTON
                             Secondary publishing

Revenues at Holt, Rinehart and Winston (HRW) declined slightly in 1994, but careful expense controls led to a moderate increase in operating earnings for the year. In a year with limited adoption opportunities, strong sales of the division's language arts programs, Elements of Literature and Elements of Writing, made a substantial contribution to revenues. HRW's successful science program, SciencePlus, introduced in 1993, continued to perform well in 1994, achieving healthy sales in the second year of the important California science adoption. In addition, strong sales of Biology:
Visualizing Life contributed to 1994's results.

      During the year, HRW formed a new multi-media group to concentrate on the development of technology-based products. These products will include stand-alone multimedia programs like Concepts of Biology - the division's electronic textbook introduced in 1994 - as well as technology components designed to complement HRW's traditional textbook programs.

      Operating results in the secondary publishing area are expected to be relatively unchanged in 1995 given the specific disciplines scheduled for adoption in that year.

      In 1995, HRW will focus on the completion of new integrated language arts, mathematics, foreign language and science programs to be introduced in 1996 and 1997, which should be strong growth years for the Company's secondary publishing business.
- ------------------------------------------------------------------------------
- -
                      HARCOURT BRACE COLLEGE PUBLISHERS
In 1994, the college division had slightly lower revenues. The college marketplace continued to experience difficulties, with total industry sales essentially unchanged from 1993. The impact of used books, along with the increasing numbers of students selecting alternatives to purchasing textbooks, has contributed to declining sales in the Company's college publishing division.

      To address these industry realities and bring costs in line with existing revenues, Harcourt Brace College implemented a restructuring in 1994. The division reduced its editorial and production staff as well as the size of its sales force. These efforts improve the profit outlook in 1995 for the college business.

      Harcourt Brace College published approximately 256 new and revised titles in 1994, a significant increase from the 227 introduced in 1993.

      Revenues in 1994 benefited from strong sales of revised titles including the Harbrace College Handbook, Brigham's Financial Management and Kornblum's Sociology in a Changing World. Top-selling new titles were Kotz's The
Chemical World, Serway's Principles of Physics and Hungerford's Contemporary Precalculus.

      Harcourt Brace is continuing its emphasis on author signings to revitalize the college division's product offering. More than 400 author acquisitions have been completed over the past three years. These signings will ultimately lead to important new product introductions over the next several years.

                        THE PSYCHOLOGICAL CORPORATION
                       Educational and clinical testing

The Psychological Corporation had higher revenues in 1994. A number of smaller new product introductions - including 50 clinical assessment products and 90 educational assessment products - contributed to the revenue growth. The Psychological Corporation this year also introduced the first volume of PictureGallery, a CD-ROM product designed for use by speech practitioners. Additional volumes of this technology product are planned for publication over the next few years.

      Top-selling products in 1994 included the eighth edition of the Stanford Achievement Test series (SAT-8) and the seventh edition of the Metropolitan Achievement Test (MAT-7) as well as the third edition of the Wechsler Intelligence Scale for Children (WISC-III) and the Bayley Scales of Infant Development, Second Edition (BSID-II).

      The Psychological Corporation will benefit in 1995 from its recent acquisition of Communication Skill Builders, a developer and marketer of therapy products for use by speech, language and hearing clinicians. These products, which generate approximately $8 million of annual revenue, complement The Psychological Corporation's existing line of speech and language assessment materials.

      New products scheduled for introduction in 1995 include the ninth edition of The Psychological Corporation's best-selling Stanford Achievement Test series (SAT-9) as well as the third edition of Clinical Evaluation of Language Fundamentals (CELF-3), an important speech and language assessment product.

      The Psychological Corporation's business continues to be affected by a shift in market demand from standardized testing to more customized, performance-based assessment methods. Performance-based methods require individualized scoring and are, therefore, less profitable. In addition, budgetary constraints are causing school districts to reduce the frequency of student testing, which may limit educational revenue opportunities going forward.

The new Science AnyTime program complements successful elementary reading and math programs.

HRW is strengthening its traditional and technology-based product lines.

New titles complement the college division's traditional best sellers.

PictureGallery and M-KIDS are important new products for The Psychological Corporation.

Academic Press is working to expand its scientific and technical book business.

New titles in allied health
fields complement
WB Saunders' traditional
medical books.

Academic Press and
WB Saunders publish leading journals in established and emerging disciplines.




BUSINESS REVIEW - Publishing

SCIENTIFIC, TECHNICAL, MEDICAL
AND PROFESSIONAL PUBLISHING (STMP)

The STMP group includes the scientific and technical publishing operations of Academic Press; WB Saunders' medical publishing business; the Harcourt Brace London operations; and Harcourt Brace Professional, which distributes publica-tions for tax and accounting professionals. The STMP group achieved steady increases in revenues and operating earnings in 1994, reflecting strong domestic and international sales of scientific product.
- -------------------------------------------------------------------------------
                                ACADEMIC PRESS
                      Scientific and technical publishing
Academic Press had higher revenues in 1994 due to especially strong worldwide sales of scientific journals from both its U.S. and London-based operations. Academic Press published approximately 400 scientific and technical books during the year. More than 200 scholarly journals were released, including three new journal introductions in 1994. Major titles contributing to 1994 sales included Ramachandran's Encyclopedia of Human Behavior, Yost's
Fundamentals of Hearing and White and Fenner's Medical Virology as well as several volumes in Abelson and Simon's Methods in Enzymology.

      The AP Professional imprint - introduced in 1993 to publish both print and electronic technical and reference books for advanced computer professionals - has been very well received. In 1994, 50 works were published under this new imprint, with the same number of new titles planned for release in the coming year. Significant 1995 releases under the AP Professional imprint will be Paeth's Graphics Gems V (IBMand Macintosh versions), Tittel and Robbins' Wide-Area Networks and LeVitus' WebMaster (for Windows and
Macintosh).


      Academic Press will benefit in 1995 from an increase in the number of books scheduled for publication, when it will release approximately 415 scientific and technical books as well as several CD-ROM titles. Included in that schedule are important introductions of Townshend's Encyclopedia of Analytical Science, Celis' Cell Biology: A Laboratory Handbook, Nierenberg's Encyclopedia of Environmental Biology and Arntzen and Ritter's Encyclopedia of Agricultural Science. An increase in the number of journal issues and pages is planned for 1995 with no change in the total number of journal titles released.

      Academic Press is working to expand its book publishing operations in the scientific field, and product development efforts will focus on high growth areas like computer science, materials science and engineering, automation technology and biomedicine. In addition, Academic Press will introduce several titles on CD-ROM in coming years, including the AP Dictionary of
Science & Technology and the Encyclopedia of Physical Science and Technology. Academic Press is also aggressively exploring on-line electronic publishing opportunities while applying technology to the product development process.
- --------------------------------------------------------------------------------
                                 WB SAUNDERS
                              Medical publishing

WB Saunders had higher revenues in 1994, reflecting strong sales of nursing and health-related titles partially offset by weaker sales of medical and veterinary textbooks. In 1994, WB Saunders published approximately 190 books and 140 periodicals for the health sciences market. Key book titles contribu-ting to 1994 revenues include Chabner's The Language of Medicine, Dorland's Illustrated Medical Dictionary, Cotran's Robbins Pathologic Basis of Disease, and Guyton's Textbook of Medical Physiology.

      WB Saunders introduced five new periodicals during the past year and won the publishing rights to two major medical society journals, Arthroscopy and Hepatology. Saunders will publish its first issues of these journals in 1995.

      WB Saunders acquired a veterinary book list from Churchill Livingstone in 1994, which will add to future revenues and complement Saunders' existing line of veterinary titles.

      Approximately 180 books are planned for publication in 1995. Key titles include the second edition of Ignatavicius' Medical-Surgical

Nursing, Rakel's Conn's Current Therapy 1995 and Bonagura's Kirk's Current Veterinary Therapy XII. Eight new print periodicals will be introduced in 1995. In addition, WB Saunders will publish its best-selling title, Albert & Jakobiec's Principles & Practice of Ophthalmology, in a CD-ROM version and expects to introduce its first medical journal in an electronic format.

WB Saunders will be devoting significant capital expenditures to product development efforts in 1995 in preparation for the publication of a large number of new and revised major book titles in 1996 and 1997 in the medical/clinical, nursing and allied health areas.
- -------------------------------------------------------------------------------
HARCOURT BRACE PROFESSIONAL

Revenues at Harcourt Brace Professional were up substantially in 1994, benefiting from the acquisition and integration of six tax professional newsletters acquired during the year from Prentice Hall. The division also benefited from strong sales of its market-leading publications - the GAAP, GAAS and Governmental GAAP Guides, reflecting the successful introduction of these products in electronic versions.

      Harcourt Brace Professional will focus in 1995 on the continued acquisition and development of new products for tax and accounting professionals while also translating a number of its print products into alternative electronic formats.

      Harcourt Brace conducts the largest bar examination review program in the country under the well-respected BAR/BRI name as well as review courses for CPA accreditation and graduate school entrance examinations. More than
35,000 students completed its review courses in 1994.
- --------------------------------------------------------------------------------
                         HARCOURT BRACE INTERNATIONAL

The international group experienced a small decline in revenues for the year, reflecting a refocusing of businesses in several countries. Over the past few years, Harcourt Brace has exited the school business in Australia and sharply narrowed the focus of its publishing activities in Japan to concentrate on medical, nursing and computer publications. These efforts are intended to direct resources toward specific market niches in these countries where Harcourt Brace can be an important and profitable publisher.

      In 1995, the international group will focus on further development of English-as-a-Second-Language (ESL) product, which has demonstrated strong potential in markets worldwide. Harcourt Brace International will also increase its presence in the Caribbean, Central and South American markets and will work to enhance its position in Canada, where the Montreal operation continues to perform very well.

Importantly, a number of the overseas markets which the Company services are currently emerging from sustained periods of economic difficulty. This should present further growth opportunities for Harcourt Brace's international publishing operations in the years ahead.
- -------------------------------------------------------------------------------
HARCOURT BRACE TRADE

The trade division had an increase in revenues in 1994, benefiting from strong sales of children's book titles. During the year the Company completed a realignment of its adult trade operations. The division plans to reduce the number of adult hardcover titles published, increasing its focus on adult paperback books of literary quality as well as children's titles.

      New adult titles that will be introduced in 1995 include works by well-known authors such as Umberto Eco and Mark Helprin to be published under the Harcourt Brace imprint along with paperback titles by Tina Ansa, Gary Paulsen and Paul Monette for the Harvest Books line.

      The trade division's children's book business is exceptionally strong. The popular title, Stellaluna, has remained on the Publishers Weekly best-seller list for 18 months and is currently ranked first, with over 250,000 copies sold. Important children's books to be published in the coming year include new works by prominent authors such as Alice Provensen, Audrey Wood and Cynthia Rylant.

Harcourt Brace Professional's best-selling GAAP Guide is now available in electronic format.

English-as-a-Second-Language (ESL) products represent a growth opportunity for Harcourt Brace International.

The trade division publishes high quality literature for children and adults.

                                    [hand
                                      holding
                                         boxes]

SPECIALTY RETAILING



                             FOCUSING ON UPSCALE
                     POSITIONED FOR IMPROVED PERFORMANCE
                   ---------------------------------------

Neiman Marcus ... NM Direct ... Bergdorf Goodman ... Bergdorf Goodman Men ... Contempo Casuals - specialty retailing operations together poised to realize a return on the significant investments made over the past seven years. During that time nearly $500 million has been devoted to store expansion and renovation efforts and the building of a strong infrastructure.

      Since 1989, five new Neiman Marcus stores have been built, with three additional openings planned over the next two years. Bergdorf Goodman Men opened its doors in 1990. In addition, a significant portion of the square footage at existing Neiman Marcus stores and the original Bergdorf Goodman store has been remodeled and revitalized to better showcase merchandise and service customers. We've refined merchandising strategies at our upscale operations and strengthened our relationships with leading designers through our strong commitment to the high-end sector of the specialty retailing market.

      These efforts have led to steady business improvement during the past several years at Neiman Marcus and NM Direct. Neiman Marcus stores are expanding their customer base and improving their profitability. NM Direct, which has a strong growth record, continues to build its core mail order business while testing new avenues of distribution including electronic retailing and international markets.

      However, a number of factors have slowed progress at Bergdorf Goodman and Contempo Casuals. At Bergdorf Goodman, the men's store - opened at the start of an economic downturn - has taken longer than anticipated to mature and reach profitability. The opening of a new competitor near Bergdorf Goodman in the fall of 1993 also had a temporary impact on the level of business at both stores.

      At Contempo Casuals, weakness in the junior retailing market exacerbated by unsuccessful merchandising strategies as we attempted to stimulate demand has resulted in three years of performance declines and operating losses.

      Early results from programs that are now in place indicate that both Bergdorf and Contempo will have an improved performance in the fall season. Potential for revenue and earnings growth through margin enhancement at the original Bergdorf Goodman store is strong. With continued volume growth, Bergdorf Goodman Men is expected to reach profitability in 1995. Moreover, restructuring efforts at Contempo should - at the very least - significantly reduce that business' operating losses in 1995 and - at best - restore it to profitability. With continued progress at Neiman Marcus stores and NM Direct, the outlook is positive for realizing a meaningful return on our substantial investment in specialty retailing.

BUSINESS REVIEW - Specialty Retailing

Total revenues for the Company's specialty retailing operations grew 3.8% in 1994 to $2.1 billion, with comparable revenues increasing 4.4% despite a substantial comparable store sales decline at Contempo Casuals. Operating earnings prior to a $48.4 million restructuring charge at Contempo were $120.7 million, approximately equal to last year's $120.2 million operating earnings level.

Continuing strong results at Neiman Marcus stores and NM Direct drove the performance, as several unusual factors resulted in lower earnings for Bergdorf Goodman, and Contempo Casuals had a substantially larger operating loss for the year.

SPECIALITY RETAILING REVENUE HISTORY

(In millions)             1994        1993        1992
- ------------------------------------------------------
Neiman Marcus
 Division             $1,560.0    $1,448.7    $1,285.8
Bergdorf Goodman         229.5       219.1       199.1
Contempo Casuals         303.4       349.1       323.4

TOTAL                 $2,092.9    $2,016.9    $1,808.3

SPECIALTY RETAILING

NEIMAN MARCUS DIVISION
The Neiman Marcus Division, which includes Neiman Marcus stores and NM Direct, achieved exceptional results in 1994, with operating earnings rising 21.3% to $147.4 million from $121.5 million in 1993. This represents the third consecutive year of operating earnings improvement in excess of 20% for this division. Operating margins improved to 9.4% from 8.5% in the prior year. Total revenues grew 7.7% to $1.56 billion, with revenues at Neiman Marcus stores increasing 7.6% and revenues at NM Direct rising 8.2%
      Factors contributing to strong improvement at Neiman Marcus stores include extensive remodelings, an increased level of in-store events and advertising activity, an expansion of assortments in the career and casual areas, a greater emphasis on opening price point merchandise and an increase in finance charge income resulting from changes in the credit terms offered to Neiman Marcus cardholders.
      NM Direct, which distributed approximately 90 catalogues during the year, contributed to the operating earnings improvement with an increase in the number of transactions, an improved operating expense rate and a higher gross margin.
      Selective remodeling and expansion activity is continuing at Neiman Marcus. Major renovations were completed during 1994 at stores in San
Francisco and Boston. Ongoing remodeling work in 1995 includes renovations at the NorthPark store in Dallas as well as projects in Westchester, New York and Northbrook, just outside Chicago. The bulk of major renovation work has been completed although ongoing activity is always required to ensure that the Company's stores remain modern and competitive.
      Construction began this year on a new Neiman Marcus store in Short Hills, New Jersey, scheduled to open in August 1995. Other planned openings include stores in King of Prussia, Pennsylvania and Paramus, New Jersey, both planned for calendar 1996 openings.
      NM Direct completed construction on a major expansion of its telemarketing and fulfillment facility in Las Colinas, Texas. The expansion increased capacity by more than 50% and will accommodate significant future growth in the direct marketing business. At the end of 1994, Neiman Marcus began construction on a new $20 million 400,000 square-foot national service and distribution center in Longview, Texas to service Neiman Marcus stores nationwide.

BERGDORF GOODMAN
Revenues at Bergdorf Goodman rose 4.7% to $229.5 million in 1994, with both the original store and Bergdorf Goodman Men making progress. However, Bergdorf's operating performance was affected by difficult winter weather conditions as well as the opening of a major new competitor nearby. Both factors temporarily reduced store traffic, leading to higher markdowns and a lower gross margin. As a result, operating earnings for the year declined to $10.3 million from $12.8 million in 1993.
      Ongoing remodeling activity at Bergdorf Goodman will include the renovation of the original store's sixth floor, which will house designer sportswear, coats, dresses and eveningwear along with merchandise specifically targeted toward the career customer.
      Bergdorf Goodman Men continued to expand its volume and reduce its operating loss in 1994. As a result, the store was only modestly unprofitable for the year. With the continuation of current revenue growth trends, Bergdorf Goodman Men should reach profitability in 1995.
      Both Bergdorf Goodman and Bergdorf Goodman Men will continue their successful merchandising programs and enhanced calendar of special events to attract new customers and increase sales volume in 1995.

CONTEMPO CASUALS
Revenues at the Contempo Division declined 13.1% in 1994 to $303.4 million, with comparable store revenues decreasing 12.5%. Prior to a restructuring charge, the division incurred an operating loss of $37.0 million for the year, $9.5 million of which was attributable to Pastille, a new retail concept that Contempo had been testing. In 1993, the Contempo Division had an operating loss of $14.1 million, $10.5 million of which was attributable to the Pastille test. This weakness necessitated the $48.4 million restructuring charge taken in the third quarter of 1994 to cover the closing of 40 under-performing Contempo stores and the shutdown of the 39-store Pastille operation. Other actions taken during the year to reduce operating expenses at Contempo include the closing of its Hong Kong buying office and the elimination of its in-house production department.
      Continued efforts are under way to reverse the operating decline at Contempo. The division has a new chief merchant in place and has implemented a new everyday fair pricing strategy in an attempt to reduce the markdown problem that plagued Contempo over the past year. Management is focusing on tight inventory control and better assortment planning to stimulate sales and improve gross margins.
      Early results from restructuring activities and new merchandising strategies are indicating that Contempo Casuals should achieve a significantly improved performance in 1995.

Neiman Marcus will open three new stores by the end of 1996.

NM Direct's catalogues offer a unique array of apparel, home furnishings and gift items.

Bergdorf Goodman remains the ultimate upscale shopping experience in New York City.

Contempo Casuals is working to enhance its image and improve its merchandising efforts.

DBM is a leading provider of transition management services for individuals and corporations.

DBM supports its change management and career counseling activity with informative publications.

BUSINESS REVIEW - Professional Services

PROFESSIONAL SERVICES

The professional services segment consists of the operations of Drake Beam Morin (DBM), the world's leading provider of organizational and individual transition consulting services. DBM is especially focused on supporting organizations in the process of change, assisting organizations and individuals worldwide in career transition, career management and change management. As a human resources management consulting firm, the company services a wide array of clients including large and small corporations as well as private and government organizations. DBM's services include assessment, counseling, coaching and training for individuals and groups at all organizational levels.

      In 1994, DBM had lower revenues and operating earnings compared to an exceptionally strong performance in 1993. Revenues in 1994 declined 3.0% to $141.8 million from $146.3 million in 1993 due to lower sales of group programs. Operating earnings were $22.1 million, a 22.3% decrease from earnings of $28.4 million last year. Operating margins declined to 15.6% from 19.4% in 1993.

      The decline reflects a reduced workload on major projects conducted for two corporate clients in 1993. DBM was unsuccessful in fully replacing those revenues with new business in 1994. As a result, expense containment programs were implemented during the second half of the year to adjust to the decreased revenue volume.

      During the year Drake Beam Morin acquired a 100% ownership interest in its prior affiliate in the United Kingdom. Results from that business, which previously had provided affiliate licensing revenue to the Company, will be consolidated going forward.

      In 1995, DBM will seek to expand its career and change management lines of business while protecting and building on its leadership position in both individual and group career transition services.

PROFESSIONAL SERVICES OPERATING RESULTS

(In millions)                1994     1993     1992
- ---------------------------------------------------
Revenues                   $141.8   $146.3   $121.4
Operating Earnings         $ 22.1   $ 28.4   $ 23.9
- ---------------------------------------------------


OUR MISSION

Harcourt General is an international operating company founded upon and committed to a fundamental economic principle: Management is responsible for generating above-average returns to the Company's shareholders on a consistent, long-term basis.
Our mission, therefore, is to aggressively, yet responsibly, manage our operating businesses to create steadily appreciating value for those who invest in our Company.
As we pursue this mission we are guided by the following important values:
1. We will maintain an uncompromising commitment to quality and the highest levels of customer service in all our businesses and endeavors.
2. We will adhere to the highest levels of integrity and ethical standards in dealing with all constituencies, including customers, suppliers and employees.
3. We will aspire to achieve a leadership position in every one of our operating businesses.
4. Our management decisions will emphasize long-term benefits to the value of our businesses, not short-term gains. We will employ capable, motivated people;
follow sound management practices; utilize new technology efficiently; and reinvest earnings and new capital as required to grow our businesses and maintain the Corporation's financial health.
5. We will strive to maximize the potential of all employees and maintain a professionally challenging work environment.
6. We will be socially responsible and provide financial and human resources support for worthwhile causes, especially in those communities in which we operate.

21            Financial Review
26            Consolidated Balance Sheets
28            Consolidated Statements of Earnings
29            Consolidated Statements of Cash Flows
30            Consolidated Statements of Shareholders' Equity
31            Notes to Consolidated Financial Statements
42            Independent Auditors' Report
42            Statement of Management's Responsibility for Financial Statements
43            Five Year Summary
44            Directors and Officers
45            Shareholder Information

FINANCIAL REVIEW

Harcourt General's primary objective is to create value for its shareholders. Management believes it can achieve this objective over the long-term by actively managing operating businesses and financial assets to enhance the Company's earnings and to generate a consistent and expanding cash flow.
      Harcourt General has core businesses in publishing and specialty retailing as well as a professional services segment consisting of the Drake Beam Morin (DBM) outplacement operations. Management believes the Company's outlook for growth in its existing businesses is positive.
      Harcourt General remains in very sound financial condition with the financial resources to support expansion of its existing businesses as well as an active acquisition effort. The Company's balance sheet is strong, with $819.7 million in cash and shareholders' equity in excess of $1.0 billion. Harcourt General has total long-term liabilities of approximately $1.2 billion, of which $560.2 million represents obligations of The Neiman Marcus Group (NMG), which the Company does not guarantee. The Neiman Marcus Group is a separate, publicly-held company with its own cash flow, financing and capital expenditures to support its growth. Harcourt General receives a cash dividend on its common and preferred shares in NMG.
      The Company has consistently generated a positive cash flow in excess of that required for capital expenditures. As a result, a significant portion of Harcourt General's earnings are available for reinvestment in existing businesses, new business activities, working capital, debt repayment and dividends. During 1994, 1993 and 1992, the Company invested approximately $129.7 million, $97.7 million and $109.4 million, respectively, in its publishing and professional services businesses. As highlighted in the chart below, the cash generated by the Company's businesses (operating earnings plus depreciation and amortization) was $317.8 million, $294.0 million and $242.0 million in the years ended October 31, 1994, 1993 and 1992, respectively.
      At October 31, 1994, shareholders' equity was $1.05 billion. During 1994, shareholders' equity was reduced by $135.8 million, or approximately $1.70 per share, due to the spinoff of the Company's theatre operations in December of 1993. The 1994 book value per share of $13.12 at the end of the year represents an increase of 14.1% from $11.50 in 1993.


                BOOK VALUE PER SHARE
                1992            $ 9.97
                1993            $11.50
                1994            $13.12

The 1992 and 1993 book values per share have been adjusted to reflect the spinoff of GC Companies in December 1993, which reduced shareholders' equity, by $1.70 per share.


                CASH GENERATED BY BUSINESS SEGMENTS
                      (Dollars in millions)
                1992    Professional Services   $ 26.1
                        Publishing              $215.9

                        TOTAL                   $242.0

                1993    Professional Services   $ 31.4
                        Specialty Retailing     $ 15.8
                        Publishing              $246.8

                        TOTAL                   $294.0

                1994    Professional Services   $ 26.1
                        Speciality Retailing    $ 31.4
                        Publishing              $260.3

                        TOTAL                   $317.8

Cash from publishing and professional services is comprised of operating earnings plus depreciation and amortization. The cash generated from specialty retailing represents the cash dividends paid by The Neiman Marcus Group to Harcourt General. Through a dividend reinvestment plan, Harcourt General reinvested $15.6 million and $30.9 million of its common and preferred NMG cash dividends in additional shares of NMG Common Stock in 1993 and 1992, respectively. Harcourt General ceased its participation in the dividend reinvestment plan in January 1993.


SEGMENT OPERATING RESULTS

The following table reflects revenues and operating earnings by business segment.

Years ended October 31                                                  1994         1993            1992
- ------------------------------------------------------------------------------------------------------------
(In thousands)
REVENUES
    Publishing                                                    $  919,498     $ 944,545      $  865,336
    Specialty retailing                                            2,092,906     2,016,914       1,808,354
    Professional services                                            141,818       146,252         121,391
                                                                  ----------    ----------      ----------
    TOTAL REVENUES                                                $3,154,222    $3,107,711      $2,795,081
                                                                  ==========   ===========      ==========
OPERATING EARNINGS
    Publishing                                                    $  165,436     $ 142,177      $  124,503
    Specialty retailing                                              120,704       120,191          81,510
    Professional services                                             22,072        28,395          23,938
    Corporate expenses                                               (35,456)      (47,307)        (41,876)
    Restructuring of Contempo Casuals                                (48,401)            -               -
                                                                  ----------    ----------      ----------
    TOTAL OPERATING EARNINGS                                      $  224,355    $ 243,456      $ 188,075
                                                                  ==========    ==========      ==========

OPERATING RESULTS 1994 VS. 1993

Net earnings applicable to common shareholders in 1994 were $177.5 million, or $2.22 per share, compared to $171.3 million, or $2.15 per share, in 1993. Results have been restated to reflect the insurance and theatre businesses as discontinued operations.

PUBLISHING
Publishing revenues decreased 2.7% in 1994 to $919.5 million, compared to $944.5 million in 1993. The anticipated decline in revenues following a strong 1993 performance was primarily the result of decreased elementary and secondary publishing orders due to state textbook purchase schedules. Offsetting the decreases in educational publishing sales were increases in scientific, technical, medical and professional (STMP) group revenues resulting from strong domestic and international sales of books and periodicals.
    Despite the decline in revenues, the publishing business achieved a 16.4% improvement in operating earnings. Publishing operating earnings were $165.4 million in 1994, compared to $142.2 million in 1993. Lower plate amortization costs and decreased marketing expenses in the educational publishing group, along with improved operating earnings from higher revenues in the STMP group, contributed to the increase.

SPECIALITY RETAILING
Total revenues from specialty retailing increased 3.8% to $2.09 billion in 1994 from $2.02 billion in 1993. The increase was driven by comparable store sales growth at Neiman Marcus and Bergdorf Goodman, offset by a revenue decline at Contempo Casuals. Comparable store sales increased 7.6% at Neiman Marcus and 4.7% at Bergdorf Goodman but declined 12.5% at Contempo Casuals.
    Operating earnings from specialty retailing were $72.3 million in 1994 after a $48.4 million restructuring charge related to Contempo Casuals, compared to operating earnings of $120.2 million in 1993. Operating earnings before the restructuring charge were $120.7 million in 1994.
    The $48.4 million pre-tax restructuring charge was the result of an evaluation of the operating performance of Contempo Casuals. Based upon this evaluation, NMG decided to close 40 under-performing Contempo Casuals retail stores and all of the Pastille retail stores. The restructuring charge for Contempo Casuals and Pastille included the following components:

(In millions)                                                       Contempo        Pastille          Total
- --------------------------------------------------------------------------------------------------------------
    Lease termination costs                                            $10.7            $10.0          $20.7
    Write-down of fixed assets                                           6.2              6.6           12.8
    Inventory liquidation costs                                          2.2              4.7            6.9
    Fabric inventory liquidation                                         2.6              1.3            3.9
    Other expenses                                                       1.4              2.7            4.1
                                                                       -----            -----          -----
    Total restructuring charge                                         $23.1            $25.3          $48.4
                                                                       =====            =====          =====

NMG does not anticipate additional charges related to this restructuring and does not currently contemplate any future restructuring charges. Substantially all of the savings which are expected to result from the restructuring are attributable to the elimination of losses generated by the closed stores. Fiscal 1994 losses attributable to the closed stores were approximately $4.5 million for Contempo Casuals and $8.3 million for Pastille. In addition, NMG anticipates other cost savings due to the streamlining of foreign buying, product development and other business processes. As of October 31, 1994, all of the Contempo Casuals and Pastille stores provided for in the restructuring charge were closed, and substantially all cash payments for lease terminations were completed.

PROFESSIONAL SERVICES
Revenues from the professional services segment decreased 3% to $141.8 million in 1994 from $146.3 million in 1993. The decrease was a result of lower group sales, principally attributable to two major corporate projects that contributed significantly fewer revenues in 1994 compared to 1993.
    Operating earnings for the professional services segment were $22.1 million in 1994 compared with $28.4 million in 1993. The 22.3% decrease was the result of reduced group sales and operating expenses at levels comparable to the previous year.

CORPORATE EXPENSES
Corporate expenses decreased 25.1%, or $11.9 million, to $35.5 million in 1994. The decrease in corporate expenses was the result of effective cost controls across substantially all administrative groups as well as lower employee benefit costs, professional fees and one-time charges related to corporate activities as compared to 1993.

INVESTMENT INCOME
Investment income remained essentially unchanged at $14.2 million, compared to $14.1 million in 1993. Slightly lower invested balances were offset by slightly higher rates of return.

INTEREST INCOME
Interest expense increased $1.6 million to $86.2 million in 1994. The increase resulted from higher interest rates and increased borrowings under the NMG credit agreements.

OTHER INCOME
Other income in 1993 includes a $20.8 million pre-tax gain from the reduction in the level of NMG's estimated liabilities due to the settlement of various legal and tax issues with Carter Hawley Hale Stores, Inc., now Broadway Stores, Inc.

INCOME TAXES
The effective income tax rate was 36.0% in 1994, compared to 37.5% in 1993. The decrease in the rate is primarily due to lower state tax expenses.

DISCONTINUED OPERATIONS
Included in 1994 earnings from discontinued operations are after-tax earnings related to the insurance business of $37.1 million, an after-tax gain of $8.0 million on the sale of the insurance business, and $35.0 million related to the settlement of certain tax matters associated with the sale of the Company's soft drink bottling business in 1989. The 1993 earnings from discontinued operations include after-tax earnings from insurance and theatre operations of $46.0 million and $5.8 million, respectively.

OPERATING RESULTS 1993 VS. 1992

Net earnings applicable to common shareholders were $171.3 million in 1993, or $2.15 per share, compared to net earnings of $494.5 million, or $6.25 per share, in 1992. The 1993 and 1992 results have been restated to reflect the insurance and theatre businesses as discontinued operations. The 1993 net earnings include earnings of $46.0 million from the insurance business; earnings of $5.8 million from the theatre business; and other income of $12.2 million from NMG's settlement of legal and tax issues with Carter Hawley Hale Stores, Inc., now Broadway Stores, Inc. The 1992 net earnings include $27.7 million of earnings from the insurance business; earnings of $6.2 million from the theatre business; an after-tax gain on the retirement of Harcourt Brace debt of $419.6 million; and an after-tax charge of $33.0 million relating to the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
(SFAS 106).

PUBLISHING
Publishing revenues increased 9.2% to $944.5 million in 1993, primarily the result of strong sales of new elementary and secondary textbooks. These increases were partially offset by the absence of $18.6 million in revenues generated in 1992 by the Company's Weber Costello subsidiary, which was sold in August 1992.

    Operating earnings in 1993 were $142.2 million, compared to $124.5 million in 1992, an increase of 14.2%. The increase is attributable to incremental textbook revenues partially offset by the impact of increased operating expenses associated with the higher sales activity.

SPECIALITY RETAILING
Total revenues from specialty retailing increased 11.5% to $2.02 billion from $1.81 billion in fiscal 1992, benefiting from a new Neiman Marcus store in Troy, Michigan; 52 weeks of revenues from the Neiman Marcus store in Scottsdale, Arizona in 1993 compared to 42 weeks in 1992; 10 incremental Contempo Casuals stores; and 31 incremental Pastille stores. Comparable revenues for NMG increased 6.6%.
    Operating earnings from specialty retailing were $120.2 million in 1993, a 47.5% increase from $81.5 million in 1992. The earnings increase reflects higher transaction volume and improved gross margins at both the Neiman Marcus Division and Bergdorf Goodman partially offset by an operating loss at Contempo Casuals.

PROFESSIONAL SERVICES
Revenues from the professional services segment increased 20.5% in 1993 to $146.3 million from $121.4 million in 1992, benefiting from increased corporate downsizing and restructuring activities.
    Operating earnings for the professional services segment were $28.4 million in 1993, compared with $23.9 million in 1992. The improvement was primarily due to increased revenues partially offset by higher labor costs.

CORPORATE EXPENSES
Corporate expenses increased $5.4 million to $47.3 million in 1993, primarily due to higher employee and director benefit costs, professional fees and other corporate activities.

INVESTMENT INCOME
Investment income declined $9.2 million to $14.1 million in 1993, primarily due to lower interest rates and a lower average portfolio balance. The 1992 portfolio included $1.3 billion of cash for a 25-day period prior to the Company's merger with Harcourt Brace.

INTEREST EXPENSE
Interest expense decreased $0.9 million to $84.6 million in 1993. A higher level of NMG debt was more than offset by lower interest rates on NMG borrowings.

OTHER INCOME AND EXPENSE
Other income in 1993 includes a $20.8 million pre-tax gain from the reduction in the level of NMG's estimated liabilities due to the settlement of various legal and tax issues with Carter Hawley Hale Stores, Inc., now Broadway Stores, Inc. Other income in 1992 reflects an $11.6 million gain on the exchange of Cadbury Schweppes stock for subordinated debentures of the Company.

INCOME TAXES
The effective income tax rate was 37.5% in 1993 compared to 40.2% in 1992. The lower 1993 rate reflects lower state and foreign tax expenses.

DISCONTINUED OPERATIONS
Discontinued operations include after-tax earnings of the insurance and theatre businesses amounting to $46.0 million and $5.8 million in 1993, respectively, and $27.7 million and $6.2 million in 1992, respectively. The after-tax charge of $6.2 million in 1992 represents the insurance and theatre businesses' portion of the cumulative effect of a change in accounting for postretirement health care benefits.

LIQUIDITY AND CAPITAL RESOURCES

Cash and equivalents totaled $819.7 million at October 31, 1994, an increase of $352.7 million from the previous year. Working capital increased $414.4 million to $1.1 billion in 1994. The increase in cash was principally due to the sale of the Company's insurance business, positive cash flows from operations and increases in short-term borrowings, reduced by capital expenditures, dividend payments and publishing acquisitions.
    Cash provided by continuing operating activities in 1994 was $189.8 million, compared to $210.1 million in 1993. All major business segments generated positive cash flows from operations.
    Investing activities in 1994 included $410.4 million of proceeds from the sale of the insurance business. Capital expenditures were $196.2 million in 1994, compared to $159.9 million in 1993; publishing acquisitions were $36.2 million in 1994.
    Publishing capital expenditures in 1994 totaled $122.8 million and were principally related to prepublication costs. Capital investment in the publishing business is expected to approximate $150.0 million in fiscal 1995, which also will be primarily for prepublication costs.

    Specialty retailing capital expenditures in 1994 totaled $65.1 million and were primarily related to store renovation and expansion projects. Future store renovation and expansion plans include the opening of three new Neiman Marcus stores by the end of calendar 1996; the renovation of three Neiman Marcus stores in fiscal 1995; and the construction of a national service and distribution center. Capital expenditures for NMG are currently estimated at $100.0 million in fiscal 1995.
    Financing activities primarily reflect additional NMG borrowings of $73.8 million under its revolving credit agreements. On October 31, 1994, the Company's consolidated long-term liabilities totaled $1.2 billion, an increase of $70.6 million from the previous year. Long-term liabilities in 1994 include $560.2 million of NMG obligations, which are not guaranteed by Harcourt General. At year-end, the Company's consolidated ratio of long-term debt to equity was 1.19 to 1, compared to 1.11 to 1 in 1993. Excluding NMG's debt, the Company's debt to equity ratio was .65 to 1, compared to .64 to 1 in the previous year. Dividend payments totaled $47.2 million in 1994 compared to $44.0 million in 1993.
    The Company has a revolving credit agreement with thirteen banks, pursuant to which the Company may borrow up to $400.0 million. The revolving credit agreement expires on December 16, 1999. With the exception of amounts outstanding under NMG's credit facilities, there were no borrowings outstanding during 1994 or at October 31, 1994.
    NMG has a revolving credit agreement with nine banks, pursuant to which NMG may borrow up to $300.0 million, of which $100.0 million expires during fiscal 1995; $175.0 million expires in fiscal 1996; and $25.0 million may be terminated on not less than three years' notice. NMG may terminate the agreement at any time. Borrowings under this agreement were $295.0 million at July 30, 1994. NMG has additional revolving credit agreements with six banks under which NMG may borrow up to $25.0 million from each financial institution. These agreements expire on March 31, 1995. Borrowings under these agreements were $11.0 million at July 30, 1994. NMG anticipates that it will be able to secure additional or new financing to supplement and replace existing credit arrangements.
    In addition to its funded debt, the Company has significant lease commitments which require cash outflows. Lease payments attributable to continuing operations totaled $113.1 million in 1994, and minimum lease payments are expected to approximate $81.1 million in 1995.
    The Company believes its financial resources are more than sufficient to meet its foreseeable cash requirements.

SEASONALITY

The Company's businesses are seasonal in nature. More than one-half of annual operating earnings are generated in the third quarter of the Company's fiscal year since that quarter includes the important educational publishing selling season. Conversely, first and second quarter operating earnings are expected to be minimal during a period when publishing sales are at their lowest level and that business segment typically reports operating losses. Those losses partially offset retail earnings, which are at their highest point in the Company's second quarter, which includes NMG's holiday selling season.

IMPACT OF INFLATION

The Company's financial statements are prepared on an historical cost basis under generally accepted accounting principles. The Company uses the last-in, first-out (LIFO) method of accounting for all domestic publishing inventories and for approximately 83% of its retail inventories, or approximately 82% of the consolidated inventory reported in its financial statements. Thus, the cost of goods sold approximates current cost.
    The Company adjusts selling prices to maintain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices is not material to the results of operations in its business segments.

DIVIDENDS

The Company has a long-standing policy of returning a portion of its earnings and cash flow to shareholders through the payment of cash dividends. In September 1994, the Board of Directors voted to increase the quarterly cash dividend on the Common Stock to 16 cents per share. The Board also increased the quarterly cash dividend on the Series A Stock to 18.35 cents per share and on the Class B Stock to 14.40 cents per share. This is the 26th consecutive year in which cash dividends have been increased.

NEW ACCOUNTING STANDARD

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which is effective for fiscal years beginning after December 15, 1993. The Company does not expect that its planned adoption of this standard in fiscal 1995 will have a material impact on its financial position or results of operations.

CONSOLIDATED BALANCE SHEETS

October 31                                                                          1994                 1993
- ----------------------------------------------------------------------------------------------------------------
(In thousands)
ASSETS
    CURRENT ASSETS
        Cash and equivalents                                                   $  819,659           $  466,925
        Accounts receivable - trade, net                                          578,575              493,384
        Inventories                                                               466,177              470,525
        Deferred income taxes                                                      90,501               20,016
        Other current assets                                                       66,096               53,095
                                                                               ----------           ----------
        TOTAL CURRENT ASSETS                                                    2,021,008           1,503,945
                                                                               ==========           ==========

    PROPERTY AND EQUIPMENT
        Land, buildings and improvements                                          445,968              494,438
        Fixtures and equipment                                                    378,691              301,941
                                                                               ----------           ----------
                                                                                  824,659              796,379
        Less accumulated depreciation and amortization                            302,989              279,838
                                                                               ----------           ----------
        TOTAL PROPERTY AND EQUIPMENT, NET                                         521,670             516,541
                                                                               ==========           ==========

    OTHER ASSETS
        Prepublication costs, net                                                 164,160              137,959
        Intangible assets                                                         422,566              400,028
        Other                                                                     112,960              108,807
                                                                               ----------           ----------
        TOTAL OTHER ASSETS                                                        699,686              646,794
                                                                               ==========           ==========

    NET ASSETS OF DISCONTINUED OPERATIONS                                               -             464,127
                                                                               ----------           ----------


        TOTAL ASSETS                                                           $3,242,364           $3,131,407
                                                                               ==========           ==========
- ----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                      Harcourt General, Inc. and Subsidiaries


October 31                                                                           1994                1993
- ---------------------------------------------------------------------------------------------------------------
(In thousands)
LIABILITIES
    CURRENT LIABILITIES
        Notes payable and current maturities of long-term liabilities          $  119,529         $  64,904
        Accounts payable                                                          273,098            283,693
        Accrued liabilities                                                       363,333            339,120
        Taxes payable                                                              71,209             35,322
        Other current liabilities                                                  47,835             49,331
                                                                               ----------         ----------
        TOTAL CURRENT LIABILITIES                                                 875,004           772,370
                                                                               ==========         ==========

    LONG-TERM LIABILITIES
        Notes and debentures                                                      915,464            923,618
        Other long-term liabilities                                               207,877            183,753
                                                                               ----------         ----------
        TOTAL LONG-TERM LIABILITIES                                             1,123,341         1,107,371
                                                                               ==========         ==========

    DEFERRED INCOME TAXES                                                         196,664            200,088

    COMMITMENTS AND CONTINGENCIES                                                      -                 -

SHAREHOLDERS' EQUITY
    PREFERRED STOCK
        Series A Cumulative Convertible - $1 par value
          Issued and outstanding - 1,453 and 1,996 shares                           1,453              1,996
    COMMON STOCKS
        Class B Stock - $1 par value
          Issued and outstanding - 21,444 and 21,934 shares                        21,444             21,934
        Common Stock - $1 par value
          Issued and outstanding - 56,443 and 55,373 shares                        56,443             55,373
    PAID-IN CAPITAL                                                               726,505            861,928
    CUMULATIVE TRANSLATION ADJUSTMENTS                                            (4,710)            (5,524)
    RETAINED EARNINGS                                                             246,220            115,871
                                                                               ----------         ----------
        TOTAL SHAREHOLDERS' EQUITY                                              1,047,355         1,051,578
                                                                               ==========         ==========

        TOTAL LIABILITY AND SHAREHOLDERS' EQUITY                               $3,242,364        $3,131,407
                                                                               ==========         ==========

See notes to consolidated financial statements.


Harcourt General, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended October 31                                                1994                 1993                      1992
- ----------------------------------------------------------------------------------------------------------------------------
(In thousands except for per share amounts)
Revenues                                                        $3,154,222           $3,107,711                $2,795,081
Costs applicable to revenues                                     1,911,919            1,847,692                 1,630,081
Selling, general and administrative expenses                       934,091              969,256                  935,049
Corporate expenses                                                  35,456               47,307                    41,876
Restructuring of Contempo Casuals                                   48,401                    -                         -
                                                                ----------           ----------                 ----------
    OPERATING EXPENSES                                             224,355              243,456                   188,075

Investment income                                                   14,239               14,072                     23,239
Interest expense                                                   (86,219)             (84,585)                   (85,442)
Other income, net                                                        -               18,303                      8,341
                                                                 ----------          ----------                 ----------
    EARNINGS FROM CONTINUING OPERATIONS BEFORE
    INCOME TAXES, EXTRAORDINARY GAIN AND CUMULATIVE
    EFFECT OF ACCOUNTING CHANGE                                    152,375              191,246                   134,213
Income tax expense                                                 (54,855)             (71,792)                  (54,017)
                                                                ----------           ----------                 ----------
    EARNINGS FROM CONTINUING OPERATIONS
    BEFORE EXTRAORDINARY GAIN AND CUMULATIVE
    EFFECT OF ACCOUNTING CHANGE                                     97,520              119,454                    80,196

    EARNINGS FROM DISCONTINUED OPERATIONS, NET                      80,012               51,879                     27,674
                                                                ----------           ----------                 ----------

    EARNINGS BEFORE EXTRAORDINARY GAIN
    AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                   177,532              171,333                    107,870

Extraordinary gain on elimination of debt, net                           -                    -                   419,557
Charge for cumulative effect of change in accounting
    for postretirement health care benefits, net                         -                    -                   (32,967)
                                                                ----------           ----------                 ----------

    NET EARNINGS                                                $  177,532            $ 171,333                 $ 494,460
                                                                ==========           ==========                ==========
AMOUNTS PER SHARE OF COMMON STOCK
    Earnings from continuing operations before extraordinary
        gain and cumulative effect of accounting change         $     1.22            $    1.50                 $    1.01
    Earnings from discontinued operations, net                        1.00                  .65                       .35
    Extraordinary gain, net                                              -                    -                       5.30
    Cumulative effect of accounting change, net                          -                    -                      (.41)
                                                                ----------           ----------                 ----------
    NET EARNINGS                                                $     2.22            $    2.15                 $    6.25
                                                                ==========           ==========                ==========


See notes to consolidated financial statements.


Harcourt General, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31                                                    1994             1993              1992
- -------------------------------------------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
    Earnings from continuing operations                               $ 97,520         $119,454         $ 80,196
    Adjustments to reconcile earnings to net
        cash provided by continuing operations:
          Depreciation and amortization                                163,094          169,254           53,417
          Other income                                                       -          (20,755)                -
          Deferred income taxes                                        (38,909)          13,145            (1,943)
          Gain on sales of long-term assets                                  -                -           (11,633)
          Other                                                         10,932           19,566            17,564
          Changes in assets and liabilities:
              Accounts receivable                                      (86,499)        (105,218)          (66,894)
              Inventories                                                2,622          (61,870)            3,486
              Other current assets                                       6,870          (11,746)          (11,541)
              Accounts payable and accrued liabilities                  34,187           88,246            38,686
                                                                      --------         --------          --------
                                                                       189,817          210,076           201,338
    Discontinued theatre operating activities                                -           43,687            32,295
                                                                      --------         --------          --------
    Net cash provided by operating activities                          189,817          253,763          233,633
                                                                      ========         ========          ========
CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures                                              (196,160)         (59,860)         (185,997)
    Proceeds from sale of insurance business                           410,432                -                 -
    Acquisitions                                                       (36,215)               -                 -
    Other investing activities                                          (9,570)          (2,057)          (10,650)
                                                                      --------         --------          --------
                                                                       168,487         (161,917)         (196,647)
    Discontinued operations investing activities                             -          (82,984)          (38,803)
                                                                      --------         --------          --------
    Net cash provided (used) by investing activities                   168,487         (244,901)        (235,450)
                                                                      ========         ========          ========
CASH FLOW FROM FINANCING ACTIVITIES
    Cash used to purchase Harcourt Brace debt                                -                -        (1,369,473)
    Issuance of debt                                                    73,800           77,200           369,330
    Repayment of debt                                                  (30,325)          (6,500)         (150,000)
    Dividends paid                                                     (47,183)         (43,997)          (40,826)
    Equity transactions, net                                            (1,862)             632             4,546
                                                                      --------         --------          --------
    Net cash provided (used) by financing activities                    (5,570)          27,335       (1,186,423)
                                                                      ========         ========          ========

CASH AND EQUIVALENTS
    Increase (decrease) during the year                                352,734           36,197       (1,188,240)
    Beginning balance                                                  466,925          430,728         1,618,968
                                                                      --------         --------          --------
    ENDING BALANCE                                                    $819,659         $466,925       $  430,728
                                                                     ========         ========          ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
    Cash payments for:
        Interest                                                      $ 82,409         $ 82,280       $   109,944
        Income taxes                                                  $ 56,821         $ 84,087       $    59,192
    Non-cash items:
        Tax settlement in discontinued operations                     $ 35,000                -                 -
        Extraordinary gain, net                                              -                -       $   419,557
        Charge for accounting change                                         -                -       $   (32,967)



See notes to consolidated financial statements.


Harcourt General, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                     Cumulative             Retained
                                           Common        Series A        Paid-in    Translation             Earnings
(In thousands)                             Stocks           Stock        Capital    Adjustments            (Deficit)
- -----------------------------------------------------------------------------------------------------------------------
    BALANCE AT OCTOBER 31, 1991          $ 75,160         $ 3,855       $854,240        $ 4,598           ($465,099)

Net earnings                                    -               -              -              -             494,460
Cash dividends paid                             -               -              -              -             (40,826)
Conversion of Series A Stock                  965            (965)             -              -                   -
Translation adjustments                         -               -              -         (8,007)                  -
Other equity transactions, net                167               -          5,893              -                   -
                                          -------          ------       --------         ------           ---------
    BALANCE AT OCTOBER 31, 1992            76,292           2,890        860,133         (3,409)            (11,465)

Net earnings                                    -               -              -              -             171,333
Cash dividends paid                             -               -              -              -             (43,997)
Conversion of Series A Stock                  894            (894)             -              -                   -
Translation adjustments                         -               -              -         (2,115)                  -
Other equity transactions, net                121               -          1,795              -                   -
                                          -------          ------       --------         ------            --------
    BALANCE AT OCTOBER 31, 1993            77,307           1,996        861,928         (5,524)            115,871

Net earnings                                    -               -              -              -             177,532
Cash dividends paid                             -               -              -              -             (47,183)
Conversion of Series A Stock                  543            (543)             -              -                   -
Translation adjustments                         -               -              -            814                   -
Spinoff of theatre operations                   -               -       (135,804)             -                   -
Other equity transactions, net                 37               -            381              -                   -
                                          -------          ------       --------         ------           ---------
    BALANCE AT OCTOBER 31, 1994          $ 77,887          $1,453       $726,505       ($4,710)            $246,220
                                         ========          ======       ========        =======           =========
- ---------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Harcourt General, Inc. and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

CASH AND EQUIVALENTS
Cash and equivalents consist of cash and liquid debt instruments such as commercial paper and certificates of deposit with maturities of three months or less from the date of purchase. Cash and equivalents are stated at cost plus accrued interest, which approximates market value. The Company's practice is to invest cash with financial institutions that have acceptable credit ratings and to limit the amount of credit exposure to any one financial institution.

ACCOUNTS RECEIVABLE
Certain publications are sold to customers with a right of return. Revenues from such sales represent gross sales less a provision for future returns. Returned goods included in inventory are valued at estimated realizable value not exceeding cost.
    Accounts receivable are reported net of both an allowance for book returns of $49.1 million in 1994 and $49.7 million in 1993 and an allowance for doubtful accounts of $26.4 million in 1994 and $20.4 million in 1993.

INVENTORIES
Inventories are stated at the lower of cost or market. All domestic publishing inventories are valued using the last-in, first-out (LIFO) method. Approximately 83% of retail inventories are valued using the retail method on a LIFO basis. The remaining retail inventories are valued using the retail or cost method on a first-in, first-out (FIFO) basis.
    If the FIFO method of inventory valuation had been used to value all inventories, the inventories would have been $24.6 million and $22.2 million higher than reported at October 31, 1994 and October 31, 1993, respectively.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation and amortization are provided using straight-line or accelerated methods over the estimated useful lives of the related assets or over the terms of the related leases, if shorter.
    When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from the dispositions are reported as income or expense.

PREPUBLICATION COSTS
Prepublication costs are amortized using the sum-of-the-years-digits method over the estimated useful lives not exceeding five years.

INTANGIBLE ASSETS
Intangible assets represent trademarks and goodwill. Amortization is provided on a straight-line method over the estimated useful lives of these assets not exceeding forty years.

INCOME TAXES
Effective November 1, 1993, income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes. Prior to November 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No.
11. The effects of adopting SFAS 109 were not material to the Company's financial position or results of operations.

RECEIVABLES AND FINANCE CHARGE INCOME
NMG extends credit to its specialty retailing customers. NMG's retail credit operations generate finance charge income which is treated as a reduction of selling, general and administrative expenses. Finance charge income amounted to $54.3 million in 1994, $36.3 million in 1993 and $28.3 million in 1992.
    Credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Collateral is not required as a condition of extending credit, but credit evaluation of customers' financial position is performed. The Company maintains reserves for potential credit losses.




                               Harcourt General, Inc. and Subsidiaries

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

Earnings per common share is based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year. Weighted average shares outstanding amounted to 79.8 million shares in 1994,
79.6 million shares in 1993 and 79.1 million shares in 1992.

    Earnings per common and common equivalent share, assuming full dilution, have not been presented because the dilutive effect is not material.

CHANGES IN PRESENTATION
Certain prior year amounts have been reclassified to conform to the current year presentation and to reflect the sale of the insurance operations in 1994 and the spinoff of the theatre operations in 1993.

2. DISCONTINUED OPERATIONS

Discontinued operations consist of the following:

Years ended October 31                                                    1994                1993               1992
- -----------------------------------------------------------------------------------------------------------------------------
(In thousands)
  Earnings from insurance operations, net of income taxes
    of $20,844, $24,835 and $15,067                                    $37,056             $46,036           $27,731
  Gain on sale of insurance operations, net of income taxes
    of $4,475                                                            7,956                   -                 -
  Tax settlements                                                       35,000                   -                 -
  Earnings from theatre operations, net of income taxes
    of $6,958 and $3,863                                                     -              10,503              6,172
  Theatre spinoff transaction expenses                                       -              (4,660)                 -
  Cumulative effect of change in accounting for
    postretirement health care benefits                                      -                   -             (6,229)
                                                                      --------            --------           --------
  EARNINGS FROM DISCONTINUED OPERATIONS, NET                           $80,012            $51,879            $27,674
                                                                      --------            --------           --------
- -----------------------------------------------------------------------------------------------------------------------------


INSURANCE OPERATIONS
Pursuant to a Stock Purchase Agreement dated June 30, 1994, the Company sold its insurance businesses to an affiliate of General Electric Capital Corporation ("GECC"). The transaction closed on October 31, 1994. GECC paid the Company $410.4 million in cash, as specified in the Stock Purchase Agreement. The consolidated financial statements have been restated to report separately the net assets and operating results of these discontinued operations. Revenues applicable to discontinued insurance operations were $485.8 million in 1994, $548.0 million in 1993 and $464.6 million in 1992.

THEATRE OPERATIONS
On December 15, 1993, the Company completed the spinoff of its theatre operations in a tax-free distribution to its shareholders. The newly created company is named GC Companies, Inc. (GCC). Under the plan of distribution, the Company transferred to GCC $135.8 million of net theatre assets including $64.0 million in cash. Each common shareholder of the Company received one share of Common Stock in GCC for every ten shares of Harcourt General Common and Class B shares held on December 10, 1993, the record date for the distribution. In connection with the distribution, GCC and Harcourt General entered into various agreements which govern their ongoing relationship, including a Reimbursement and Security Agreement, an Intercompany Services Agreement, a Tax Agreement and certain subleases.

    Under the Reimbursement and Security Agreement, GCC granted to Harcourt General a security interest in the stock of its theatre subsidiaries in order to secure GCC's obligation to indemnify Harcourt General from losses Harcourt General may incur due to its secondary liability on theatre leases which were transferred to GCC as part of the spinoff. In addition, GCC has agreed to certain financial covenants designed to protect Harcourt General from incurring such liabilities.

    Under the Intercompany Services Agreement, Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to GCC. The fees for these services are based on Harcourt General's costs and are subject to the approval of a committee of directors of GCC who are not affiliated with Harcourt General. This agreement may be terminated on 90 days' notice. The fees for these services totaled $1.7 million in fiscal 1994. The Company's Chairman of the Board serves as the Chairman, President and Chief Executive Officer of GCC, and the Company's Chief Executive Officer and President serves as a director of GCC.

    Revenues applicable to discontinued theatre operations were $495.0 million in 1993 and $457.2 million in 1992.

     Harcourt General, Inc. and Subsidiaries

TAX SETTLEMENTS
The Company recognized $35.0 million of tax benefits for various federal and state tax settlements relating to the Company's soft drink bottling business, which was sold in 1989.

3. DESCRIPTION OF CONTINUING OPERATIONS

PUBLISHING
Harcourt Brace & Company (Harcourt Brace) publishes textbooks and other materials for elementary and secondary schools and colleges, as well as scientific, technical, medical and professional books and journals, fiction, non-fiction and children's books. It publishes and scores tests that measure individual aptitude and competency and also conducts bar examination and accounting accreditation review courses.

SPECIALTY RETAILING
NMG operates three specialty retailing businesses: Neiman Marcus, Bergdorf Goodman and Contempo Casuals. Neiman Marcus operates 27 stores in 14 states and the District of Columbia. Bergdorf Goodman operates two stores in New York City, and Contempo Casuals operates 246 stores in 33 states and Puerto Rico. In addition, Neiman Marcus and Bergdorf Goodman operate mail order businesses through NM Direct.

PROFESSIONAL SERVICES
Drake Beam Morin provides human resources management consulting services such as career transition, outplacement and other consulting services to organizations and individuals worldwide.

ADDITIONAL FINANCIAL INFORMATION

Years ended October 31                                                   1994             1993               1992
- ------------------------------------------------------------------------------------------------------------------------
(In thousands)
REVENUES
    Publishing                                                    $   919,498       $  944,545        $   865,336
    Specialty retailing                                             2,092,906        2,016,914          1,808,354
    Professional services                                             141,818          146,252            121,391
                                                                  ...........      ...........        ...........
    Total revenues                                                $ 3,154,222       $3,107,711        $ 2,795,081
                                                                  -----------      -----------        -----------
OPERATING EARNINGS
    Publishing                                                    $   165,436       $  142,177        $   124,503
    Specialty retailing                                               120,704          120,191             81,510
    Professional services                                              22,072           28,395             23,938
    Corporate expenses                                                (35,456)         (47,307)           (41,876)
    Restructuring of Contempo Casuals                                 (48,401)               -                  -
                                                                  ...........      ...........        ...........
    TOTAL OPERATING EARNINGS                                      $   224,355       $  243,456       $   188,075
                                                                  -----------      -----------        -----------
IDENTIFIABLE ASSETS
    Publishing                                                    $   842,850       $  739,746        $   811,614
    Specialty retailing                                             1,408,238        1,362,657          1,221,693
    Professional services                                              69,562           55,973             46,587
    Corporate                                                         921,714          973,031            382,714
                                                                  ...........      ...........        ...........
    TOTAL IDENTIFIABLE ASSETS                                     $ 3,242,364       $3,131,407       $ 2,462,608
                                                                  -----------      -----------        -----------
CAPITAL EXPENDITURES
    Publishing                                                    $   122,761       $   92,864        $   106,491
    Specialty retailing                                                65,074           56,325             73,933
    Professional services                                               6,910            4,813              2,892
    Corporate                                                           1,415            5,858              2,681
                                                                  ...........      ...........        ...........
    TOTAL CAPITAL EXPENDITURES                                    $   196,160       $  159,860       $   185,997
                                                                  -----------      -----------        -----------
DEPRECIATION AND AMORTIZATION
    Publishing                                                    $    94,879       $  104,603        $    91,403
    Specialty retailing                                                60,833           59,025             57,376
    Professional services                                               4,006            3,036              2,205
    Corporate                                                           3,376            2,590              2,433
                                                                  ...........      ...........        ...........
    Total depreciation and amortization                           $   163,094       $  169,254        $   153,417
                                                                  -----------      -----------        -----------
- ------------------------------------------------------------------------------------------------------------------------

                                        Harcourt General, Inc. and Subsidiaries

4. INTANGIBLE ASSETS

Intangible assets consisted of the following at October 31:
(In thousands)                                                                           1994                  1993
- ---------------------------------------------------------------------------------------------------------------------
Goodwill                                                                             $431,645              $394,452
Trademarks                                                                             73,000                73,000
Other                                                                                  17,492                17,205
                                                                                     ........              ........
    TOTAL                                                                             522,137               484,657
Accumulated amortization                                                              (99,571)              (84,629)
                                                                                     ........              ........
    TOTAL                                                                            $422,566              $400,028
                                                                                     ========              ========
- ---------------------------------------------------------------------------------------------------------------------

During 1994, the Company acquired several publishing related companies for $36.2 million in cash. Those operations are reflected in the Company's statement of earnings from the date of acquisition.
    Amortization expense was $14.9 million in 1994, $14.4 million in 1993 and $14.3 million in 1992.

5. THE NEIMAN MARCUS GROUP, INC.

The Company owns 21.4 million shares of NMG Common Stock, all 0.5 million outstanding shares of the NMG 9 1/4% Cumulative Redeemable Preferred Stock
(9 1/4% Preferred Stock) and all 1.0 million outstanding shares of the NMG 6% Cumulative Convertible Preferred Stock (6% Preferred Stock). On a fully-converted basis the shares presently owned by the Company represent approximately 65% of the voting power and equity of NMG.
    The 6% Preferred Stock is entitled to vote on all matters and is convertible on a per share basis into approximately 8.99 shares of NMG Common Stock, subject to certain antidilution adjustments. The conversion price for the 6% Preferred Stock at October 31, 1994 was approximately $41.70 per share of Common Stock, which was substantially above the $14.38 market price of NMG Common Stock on October 31, 1994.
    The earnings and cash flows of NMG are not available to the Company except through NMG dividend payments.
    In August 1990, NMG adopted a dividend reinvestment plan enabling all shareholders to invest their dividends in shares of NMG Common Stock. The Company reinvested $15.6 million in fiscal 1993 and $30.9 million in fiscal 1992 of common and preferred dividends in additional shares of NMG's Common Stock. The Company ceased participation in NMG's dividend reinvestment plan after the January 1993 dividend payment.
    The Company and NMG are parties to an agreement pursuant to which the Company provides certain management, accounting, financial, legal, tax and other corporate services to NMG. The fees for these services are based on the Company's costs and are subject to the approval of a committee of directors of NMG who are not affiliated with the Company. This agreement may be terminated by either party on 180 days' notice. Charges to NMG were $6.9 million in 1994, $7.2 million in 1993 and $6.4 million in 1992.
    The Company's Chairman of the Board; President and Chief Executive Officer; Senior Vice President and Chief Financial Officer; and Senior Vice President and General Counsel as well as certain other officers of the Company serve in similar capacities with NMG. The first two named officers also serve as directors of both companies.

6. LONG-TERM LIABILITIES

Long-term liabilities of Harcourt General and NMG at October 31, 1994 and 1993
were as follows:
(In thousands)                                        Interest Rate     Maturity                    1994             1993
- --------------------------------------------------------------------------------------------------------------------------
HARCOURT GENERAL
    Revolving credit agreement                        Variable          December 1999                -               -
    Senior debt                                          8.25%              June 2002       $  149,291       $ 149,225
    Senior debt                                          8.88%              June 2022          147,945         147,928
    Subordinated notes                                   9.38%              June 1997          124,750         124,657
    Subordinated notes                                   9.50%             March 2000          124,841         124,808
    Other long-term liabilities                        Various                Various          135,775         130,332
                                                                                            ..........       ..........
        TOTAL HARCOURT GENERAL                                                              $  682,602      $  676,950
                                                                                            ==========       ==========
NMG
    Revolving credit agreements                       Variable                Various       $  306,000       $ 232,200
    Senior notes                                         9.83%               May 1994                -          10,000
    Senior notes                                         9.89%               May 1996           40,000          40,000
    Senior notes                                         9.59%            August 1996           52,000          52,000
    Senior notes                                         9.24%          December 1996           40,000          40,000
    Senior notes                                      Variable          December 1996           40,000          40,000
    Other long-term liabilities                        Various                Various           82,268          81,125
                                                                                            ..........       ..........
        TOTAL NMG                                                                              560,268          495,325
    Less current maturities                                                                   (119,529)         (64,904)
                                                                                            ..........       ..........
    TOTAL LONG-TERM LIABILITIES                                                             $1,123,341       $1,107,371
                                                                                            ==========       ==========

Harcourt General, Inc. and Subsidiaries

The Company has a revolving credit agreement with thirteen banks, pursuant to which the Company may borrow up to $400.0 million. The agreement, which expires on December 16, 1999, may be terminated by the Company at any time on three business days' notice. The rate of interest payable is determined according to the senior debt rating of the Company and one of four pricing options selected by the Company. The Company is required to pay a facility fee on the total amount of the revolving credit facility at an annual rate dependent upon the senior debt rating of the Company. Based on the Company's present senior debt rating, the annual facility fee is equal to 0.125%.
    Other long-term liabilities of Harcourt General consist primarily of a liability for postretirement health care benefits and provisions for other employee benefits (see Note 12).
    NMG has a revolving credit agreement with nine banks pursuant to which NMG may borrow up to $300.0 million. NMG may terminate the agreement at any time. The rate of interest payable (4.8% at July 30, 1994) varies according to one of four pricing options selected by NMG. At July 30, 1994, under the terms of the agreement, the amount available for dividend payments by NMG was $121.5 million. Borrowings under this agreement were $295.0 million and $205.0 million at July 30, 1994 and July 31, 1993, respectively.
    NMG also has revolving credit agreements with six banks, pursuant to which NMG may borrow up to $25.0 million from each bank. All six of these credit agreements expire on March 31, 1995. Borrowings under these agreements were $11.0 million and $17.2 million at July 30, 1994 and July 31, 1993, respectively.
    In addition to its revolving credit agreements, NMG borrows from other banks on an uncommitted basis. Such bank borrowings are included in notes payable and current maturities of long-term liabilities and amounted to $10.0 million at July 31, 1993.
    The NMG senior notes have no sinking fund requirements. All fixed rate senior notes may be redeemed at a premium plus accrued interest. The variable rate note bears interest at LIBOR plus 0.7% (4.83% at July 30, 1994) and is adjusted semi-annually.
    Other long-term liabilities of NMG consist primarily of the present value of certain employee benefit obligations assumed by NMG, postretirement health care benefits and a provision for certain scheduled rent increases. The present value of the employee benefit obligations assumed by NMG increases on average by 10% annually.

    The aggregate maturities of all long-term liabilities are as follows:

                                                                     Harcourt
(In thousands)                                                        General             NMG            Total
- ----------------------------------------------------------------------------------------------------------------
1995                                                                 $  2,900        $116,600         $119,500
1996                                                                    3,600         217,900          221,500
1997                                                                  128,300        138,400           266,700
1998                                                                    4,200           6,400           10,600
1999                                                                    3,200           6,500            9,700
Thereafter                                                            540,400          74,500          614,900
- ----------------------------------------------------------------------------------------------------------------

Certain of Harcourt General's and NMG's loan agreements contain, among other restrictions, provisions limiting the issuance of additional debt and guarantees, the purchase of the Company's capital stock and the payment of dividends. Certain of these loan agreements also require the maintenance of minimum net worth. Under the most restrictive of these covenants, $250.0 million was available for the payment of dividends by Harcourt General.

7. SHAREHOLDERS' EQUITY

SERIES A CUMULATIVE CONVERTIBLE STOCK
Each share of Series A Stock is convertible into 1.1 shares of Common Stock, and is entitled to a quarterly dividend equal to the quarterly dividend on each share of Common Stock multiplied by 1.1, plus $.0075. Each share of Series A Stock is entitled to a liquidation preference of $5.00 plus any accrued but unpaid dividends. Liquidation proceeds remaining after the satisfaction of such preference and the payment of $4.55 per share of Common Stock would be distributed ratably to the holders of Common Stock and Series A Stock. There were 10,000,000 shares of Series A Stock authorized for issuance at October 31, 1994.

CLASS B STOCK AND COMMON STOCK
The Class B Stock is not transferable except to family members and related entities but is convertible at any time on a share-for-share basis into Common Stock. The holders of Class B Stock are entitled to cash dividends which are 10% lower per share than the cash dividends paid on each share of Common Stock. The Class B Stock and the Common Stock are each entitled to vote separately as a class on charter amendments, mergers, consolidations and certain extraordinary transactions which are required to be approved by shareholders under Delaware law. Under certain circumstances, the holders of Class B Stock have the right to cast 10 votes per share for the election of directors. There were 40,000,000 and 100,000,000 shares of Class B Stock and Common Stock authorized for issuance at October 31, 1994, respectively.

Harcourt General, Inc. and Subsidiaries

COMMON STOCK INCENTIVE PLANS
The Company has established stock incentive plans which provide for the granting of stock options, stock appreciation rights (SARs), restricted stock and other stock-based awards.
    Eligible employees have been granted 10-year options under the 1981 Stock Option Plan and the 1988 Stock Incentive Plan. No further grants may be made under the 1981 plan. The number of authorized shares available for future awards under the 1988 Stock Incentive Plan was 1.3 million shares of Common Stock at October 31, 1994.
    Options outstanding at October 31, 1994 were granted at prices (not less than 100% of the fair market value on the date of grant) varying from $13.34 to $32.75 per share and expire between 1995 and 2004. There were 73 employees with options outstanding, and the weighted average exercise price for all options outstanding was $17.87 at October 31, 1994.
    There were 2.1 million shares of Common Stock reserved at October 31, 1994 for issuance upon the exercise of stock options.
    The Company has allowed SAR treatment in connection with the exercise of certain options. Optionees allowed SAR treatment surrender an exercisable option for an amount of cash equal to the excess of the market price of the Common Stock at the time of surrender over the option exercise price.

    Option activity on the Company's Common Stock was as follows:

Years ended October 31                                                       1994             1993              1992
- -----------------------------------------------------------------------------------------------------------------------
Options outstanding - beginning of year                                   919,911          918,432           852,030
Granted                                                                   107,550          105,250           461,338
Exercised                                                                 (33,805)        (131,676)         (217,408)
SAR surrenders                                                            (68,860)         (32,346)          (40,900)
Cancelled                                                                (169,084)         (19,680)         (136,628)
                                                                         ........         ........          ........
    OPTIONS OUTSTANDING - END OF YEAR                                     755,712          839,980           918,432
                                                                         ========         ========          ========
    EXERCISABLE OPTIONS - END OF YEAR                                     422,477          452,800           486,402
                                                                         ========         ========          ========
    RESTRICTED COMMON STOCK ISSUED                                              -                -           100,000
                                                                         ========         ========          ========

The number of options outstanding and their exercise prices were adjusted pursuant to a formula as a result of the spinoff of GCC in December 1993. The adjustment increased the number of options outstanding at the beginning of fiscal 1994 by approximately 80,000.

8. INCOME TAXES

A reconciliation of the statutory federal income tax rates to the Company's effective tax rate is as follows:
Years ended October 31                                                   1994               1993                1992
- -----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                   Amount     %       Amount     %      Amount     %
Statutory tax (expense)                                       $(53,331)   (35)    $(66,936)  (35)    $(45,632)  (34)
State income taxes, net of federal tax effect                   (3,418)    (2)      (5,214)   (2)      (4,961)   (3)
Tax credits                                                        193      -          704     -          842      -
Dividends received exclusion                                     2,042      1        1,646     1        1,435      1
Foreign tax rate differentials                                     265      -          310     -          264      -
Permanent items                                                 (5,268)    (3)      (3,920)   (2)      (6,475)    (4)
Capital gains and other                                          4,662      3        1,618     1          510      -
    INCOME TAX (EXPENSE)                                      ........    ...     ........    ...    ........    ...
        FROM CONTINUING OPERATIONS                            $(54,855)   (36)    $(71,792)  (37)   $(54,017)   (40)
                                                              ========    ===     ========    ===    ========   ===
- -----------------------------------------------------------------------------------------------------------------------

Income tax expense was as follows:

Years ended October 31                                                  1994            1993              1992
- ------------------------------------------------------------------------------------------------------------------
(In thousands)

CURRENT
    Federal                                                          $42,439         $56,446           $54,408
    State                                                              6,118           4,425             7,990
DEFERRED
    Federal                                                            7,157           8,647            (6,815)
    State                                                               (859)          2,274            (1,566)
                                                                     .......         .......           .......
    INCOME TAX EXPENSE                                               $54,855         $71,792           $54,017
                                                                     =======         =======           =======
- ------------------------------------------------------------------------------------------------------------------

Harcourt General, Inc. and Subsidiaries

Significant components of the net deferred tax liabilities stated on a gross basis were as follows:
October 31                                                                                            1994
- ------------------------------------------------------------------------------------------------------------------------
(In thousands)
GROSS DEFERRED TAX ASSETS
    Accrued liabilities and reserves                                                                    $ 97,026
    Employee benefits                                                                                     32,278
    Postretirement health care benefits                                                                   37,001
    Inventories                                                                                           28,225
    Difference in basis of assets acquired                                                                42,772
                                                                                                        ........
    Total gross deferred tax assets                                                                      237,302
    Valuation allowance                                                                                  (25,538)
                                                                                                        ........
    Net deferred tax assets                                                                              211,764
GROSS DEFERRED TAX LIABILITIES
    Property, equipment, prepublication costs and intangibles                                            147,170
    Pension and employee benefits accrual                                                                 21,340
    Difference in basis of assets acquired                                                               124,072
    Accrued liabilities and reserves                                                                      25,345
                                                                                                        ........
    Total gross deferred tax liabilities                                                                 317,927
                                                                                                        ........
    NET DEFERRED TAX LIABILITIES                                                                        $106,163
                                                                                                        ========

The tax benefit (expense) of deferred items was as follows:

October 31                                                                             1993                  1992
- ---------------------------------------------------------------------------------------------------------------------
(In thousands)
Depreciation and amortization                                                       ($8,525)              ($ 1,451)
Settlements                                                                          (8,600)                   704
Inventory valuation                                                                     255                  3,183
Other                                                                                 5,911                  1,449
                                                                                    .......               ........

Deferred tax benefit (expense)                                                      (10,959)                 3,885
Amounts included in current deferred taxes                                           (1,355)                 4,911
                                                                                    .......               ........
                                                                                    (12,314)                 8,796
Discontinued operations:
Theatre                                                                              18,657                      -
Insurance                                                                              (831)                (6,853)
Extraordinary item and accounting change                                                  -                (70,582)
                                                                                    .......               ........
    Net change in deferred taxes                                                     $5,512               ($68,639)
                                                                                    =======               ========
- ---------------------------------------------------------------------------------------------------------------------

9. RESTRUCTURING OF CONTEMPO CASUALS

In April 1994, NMG recorded a pre-tax charge of $48.4 million related to the decision to close 40 under-performing Contempo Casuals retail stores and all of the Pastille retail stores which had been operated by Contempo Casuals. This charge included an estimate for lease termination costs, the write-down of fixed assets, inventory liquidation costs and other related expenses. Accrued liabilities includes $14.4 million related to this charge.

10. INVESTMENT AND OTHER INCOME (EXPENSE)

Investment and other income (expense) consisted of the following:

Years ended October 31                                                    1994             1993              1992
- ---------------------------------------------------------------------------------------------------------------------
(In thousands)
INVESTMENT INCOME
    Interest income                                                  $  5,510         $ 7,139          $  11,342
    Dividend income                                                     8,729           6,933             11,897
                                                                     ........        ........          .........
    TOTAL INVESTMENT INCOME                                          $ 14,239         $14,072          $ 23,239
                                                                     ========        ========          =========

OTHER INCOME (EXPENSE)
    Broadway Stores, Inc. settlement                                        -         $20,755                  -
    Gain on sale of securities                                              -               -          $  11,633
    Other                                                                   -          (2,452)            (3,292)
                                                                     ........        ........          .........
    TOTAL OTHER INCOME (EXPENSE)                                            -         $18,303          $  8,341
                                                                     ========        ========          =========

                                        Harcourt General, Inc. and Subsidiaries

When NMG was formed in 1987 as part of the restructuring of Carter Hawley Hale Stores, Inc., now Broadway Stores, Inc. (CHH), NMG and CHH entered into a variety of agreements, including agreements regarding the allocation of taxes and the guarantee by NMG of certain CHH employee benefits.

In October 1992, CHH successfully emerged from Chapter 11 with the result that all legal and tax issues between the parties were settled. NMG paid CHH $7.7 million and was discharged as guarantor of certain CHH employee benefits. NMG reevaluated its liabilities to CHH and recognized a gain on settlement of these liabilities of $20.8 million in fiscal 1993.

11. MERGER WITH HARCOURT BRACE & COMPANY

Harcourt Brace & Company was acquired on November 25, 1991 through an exchange of stock and the purchase of approximately $1.7 billion of certain Harcourt Brace indebtedness for approximately $1.1 billion in cash. This acquisition was accounted for as a pooling-of-interests. Subsequent to the acquisition, all remaining Harcourt Brace indebtedness was purchased from bondholders for approximately $188.0 million in cash. In the aggregate, these purchases resulted in a net extraordinary gain on a consolidated basis of $419.6 million, net of $175.0 million of costs associated with the acquisition of the debt including transaction fees, redemption premiums, other direct costs and taxes.

12. COMMITMENTS AND CONTINGENCIES

LEASES
The Company and NMG have long-term operating leases primarily for retail stores, distribution centers, offices, other facilities and equipment. Leases are generally for periods of up to thirty years with renewal options at fixed rentals. Certain leases also provide for additional rentals based on revenues in excess of predetermined levels.

Rent expense for continuing operations under operating leases for the years ended October 31 was as follows:
(In thousands)                                                           1994              1993               1992
- --------------------------------------------------------------------------------------------------------------------
Minimum rent                                                        $ 103,731          $102,823          $  95,297
Rent based on revenues                                                  9,400             8,200              7,300
                                                                    .........         .........          .........
                                                                    $ 113,131          $111,023          $ 102,597
                                                                    =========         =========          =========
- --------------------------------------------------------------------------------------------------------------------

Assuming renewal options are not exercised, the future minimum rental payments will be as follows:
                                                                    Harcourt
(In thousands)                                                        General             NMG            Total
- ------------------------------------------------------------------------------------------------------------------
1995                                                                  $25,900       $  55,200        $   81,100
1996                                                                   25,300          53,200            78,500
1997                                                                   22,000          50,900            72,900
1998                                                                   17,300          47,300            64,600
1999                                                                   13,900          43,800            57,700
Thereafter                                                             74,000       1,100,000         1,174,000
- ------------------------------------------------------------------------------------------------------------------

Harcourt General is secondarily liable for certain lease obligations that were transferred to and assumed by GCC in connection with the spinoff of GCC. Under the terms of the Reimbursement and Security Agreement between GCC and Harcourt General, GCC is obligated to indemnify Harcourt General against liabilities with respect to such transferred obligations. As of October 31, 1994, future rental payments due under such theatre leases amounted to approximately $802.1 million.

PENSION PLANS
Harcourt General and NMG each have non-contributory defined benefit pension plans covering substantially all full-time employees other than union employees. Harcourt General and NMG also sponsor unfunded supplemental executive retirement plans which provide certain employees with additional pension benefits. Benefits under the plans are based on employees' years of service and compensation prior to retirement. When funding is required, the policy is to contribute amounts that are deductible for federal income tax purposes.
                        Harcourt General, Inc. and Subsidiaries

Net pension expense for continuing operations was as follows:
Years ended October 31                                                   1994            1993              1992
- ---------------------------------------------------------------------------------------------------------------------
(In millions)
Harcourt General                                                       $(3.1)          $(1.8)            $(1.4)
NMG                                                                     (6.3)           (6.5)             (5.7)
                                                                       ......          .....             .....
NET PENSION EXPENSE                                                    $(9.4)          $(8.3)            $(7.1)
                                                                       ======          =====             =====
- --------------------------------------------------------------------------------------------------------------------

Net pension expense for both Harcourt General and NMG included the following components:
Years ended October 31                                                    1994           1993              1992
- ---------------------------------------------------------------------------------------------------------------------
(In millions)
Service cost - benefits earned                                         $(11.2)         $(9.5)            $(8.2)
Interest cost on projected benefit obligation                            (9.8)          (8.7)             (7.7)
Actual return on assets                                                   2.8           17.6              15.8
Net amortization and deferral                                             8.8           (7.7)             (7.0)
                                                                       ......          .....             .....
    NET PENSION EXPENSE                                                $ (9.4)         $(8.3)            $(7.1)
                                                                       ======          =====             =====
- ---------------------------------------------------------------------------------------------------------------------

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets
at October 31:
(In millions)                                                                1994                   1993
- ---------------------------------------------------------------------------------------------------------------------
                                                                     FUNDED      UNFUNDED   Funded    Unfunded
                                                                      PLANS       PLANS      Plans     Plans
VESTED BENEFIT OBLIGATION                                             $(92.4)    $(14.0)     $(91.6)  $(12.4)
                                                                      ======     ======     =======   ======

ACCUMULATED BENEFIT OBLIGATION                                        $(96.8)    $(16.3)     $(95.2)     $(14.3)
                                                                      ======     ======     =======      ======

Projected benefit obligation                                         $(122.9)      $(23.9)    $(118.6)     $(20.6)
Plan assets at fair value                                              144.9            -       162.5           -
                                                                       .....       ......     .......      ......
Assets in excess of (less than) projected obligation                    22.0        (23.9)       43.9      (20.6)
Unrecognized net (asset) obligation at transition                        0.5          2.8        (2.9)        1.4
Unrecognized net (gain) loss                                            15.7          2.0        (3.3)        1.4
Unrecognized prior service cost                                          1.5         (0.2)        2.9         1.7
    PREPAID (ACCRUED) PENSION COST RECOGNIZED IN THE                   .....       ......    .......      ......
    CONSOLIDATED BALANCE SHEETS                                        $39.7       $(19.3)    $ 40.6     $(16.1)
                                                                       =====       ======     =======      ======
- ---------------------------------------------------------------------------------------------------------------------

Plan assets include $8.9 million and $9.9 million of Harcourt General Common and Series A Stock at October 31, 1994 and 1993, respectively, and consist primarily of equity and fixed income securities.

The plans' funded status by company as of October 31 was as follows:
(In millions)                                                                    1994                 1993
- ---------------------------------------------------------------------------------------------------------------------
                                                                          FUNDED   UNFUNDED    Funded  Unfunded
                                                                            PLANS      PLANS     Plans      Plans
Harcourt General                                                           $24.4      $(4.7)     $27.0     $(3.9)
NMG                                                                         15.3      (14.6)      13.6     (12.2)
                                                                           .....     ......      .....    ......
                                                                           $39.7     $(19.3)     $40.6    $(16.1)
                                                                           =====     ======      =====    ======
- ---------------------------------------------------------------------------------------------------------------------

Assumptions used in the computation of pension costs for Harcourt General and
NMG were as follows:
                                                                  1994             1993             1992
- ---------------------------------------------------------------------------------------------------------------------
                                                                HG   NMG         HG   NMG         HG    NMG
Discount rate                                                 7.5%  7.5%       7.5%  8.5%       8.5%   8.5%
Long-term rate of return on plan assets                       9.0%  9.0%       9.0%  9.0%       9.0%  10.0%
Rate of increases in future compensation levels               6.0%  5.0%       6.0%  6.0%       6.0%   6.0%
- ---------------------------------------------------------------------------------------------------------------------

In addition to the pension plans, Harcourt General and NMG each have two defined contribution plans for certain employees. The Savings Plans permit employee contributions and provide for certain matching contributions. The Employee Stock Ownership Plans are non-contributory.

                                        Harcourt General, Inc. and Subsidiaries

POSTRETIREMENT HEALTH CARE BENEFITS
The Company provides health care benefits for retired employees which are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements. Beginning in fiscal 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires accrual of these postretirement health care benefits during the years in which an employee provides services. The Company paid $3.7 million during fiscal 1994 and $3.0 million during fiscal 1993 for postretirement health care benefit claims.

The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's consolidated balance sheets as of
October 31 were as follows:
(In thousands)                                                                        1994                    1993
- -----------------------------------------------------------------------------------------------------------------------
Retirees                                                                             $49,449                 $61,053
Fully eligible active plan participants                                                6,901                   8,308
Other active plan participants                                                        14,876                  18,545
                                                                                     .......                 .......
Accumulated postretirement benefit obligation                                         71,226                  87,906
Unrecognized net gain (loss)                                                           7,880                  (8,880)
                                                                                     .......                 .......
    ACCRUED POSTRETIREMENT BENEFIT LIABILITY                                         $79,106                $79,026
                                                                                     =======                 =======
- -----------------------------------------------------------------------------------------------------------------------

The postretirement benefit cost for continuing operations was as follows:

Years ended October 31                                                                 1994                    1993
- -----------------------------------------------------------------------------------------------------------------------
(In thousands)
Service cost                                                                         $1,257                  $1,519
Interest cost on accumulated benefit obligation                                       4,891                   6,239
                                                                                     ......                  ......
    POSTRETIREMENT BENEFIT COST                                                      $6,148                  $7,758
                                                                                     ======                  ======
- -----------------------------------------------------------------------------------------------------------------------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 18% in 1993 and 16% in 1994, gradually declining to 5% in the year 2005. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.5% discount rate in both 1994 and 1993.
    An increase of 1% in the health care cost trend rate would increase the accumulated postretirement obligation as of October 31, 1994 by $4.8 million. This change would increase the annual expense by $0.4 million.

LITIGATION
Both Harcourt General and NMG are involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect on the financial position or continuing operations of Harcourt General or NMG.

LETTERS OF CREDIT
NMG had approximately $38.7 million of irrevocable letters of credit relating to purchase commitments outstanding at July 30, 1994.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

During the normal course of business, the Company uses various financial instruments. Discussed below is the fair value of financial instruments not presented elsewhere in these financial statements.

INTEREST RATE SWAP
During September 1991, NMG entered into an interest rate swap agreement having a notional principal amount of $50.0 million that effectively fixes NMG's interest rate on variable rate debt at 8.94%. The amount to be paid or received is accrued as interest rates change and is recognized over the life of the agreement. The interest rate swap matures in September 1996. The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from dealers. The estimated unrealized pre-tax loss on the interest rate swap was approximately $2.8 million at July 30, 1994, $6.6 million at July 31, 1993 and $5.2 million at August 1, 1992. This amount changes during the life of the swap as a function of maturity, interest rates and the credit standing of the parties to the swap agreement. The incremental pre-tax interest expense incurred due to the interest rate swap agreement was $2.3 million in 1994, $2.4 million in 1993 and $1.3 million in 1992.

Harcourt General, Inc. and Subsidiaries

LONG-TERM DEBT
The fair value of Harcourt General's and NMG's senior debt and subordinated notes was $734.7 million on October 31, 1994 and was based upon comparable publicly-traded issues.

14. COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The 1994 and 1993 comparative quarterly financial information has been restated to reflect the discontinued insurance and theatre operations.

(In thousands except for per share data)                                            1994
- ---------------------------------------------------------------------------------------------------------------------------------
                                                          FIRST            SECOND          THIRD         FOURTH           FULL
                                                        QUARTER           QUARTER        QUARTER        QUARTER           YEAR

- -------------------------------------------------------------------------------------------------------------------------------
REVENUES                                            $   703,751         $ 832,678      $ 815,114     $  802,679    $ 3,154,222
                                                    ===========        ==========     ==========     ==========    ===========
GROSS PROFIT                                        $   260,698         $ 283,072      $ 365,109     $  333,424    $ 1,242,303
                                                    ===========        ==========     ==========     ==========    ===========

EARNINGS FROM
    Continuing operations                           $     5,923         $   2,920      $  45,521     $    43,156   $    97,520
    Discontinued operations                              14,039             8,394         43,664          13,915        80,012
                                                    ...........        ..........     ..........     ...........    ...........
    NET EARNINGS                                    $    19,962         $  11,314      $  89,185     $   57,071    $   177,532
                                                    -----------        ----------     ----------     -----------    -----------

NET EARNINGS PER COMMON SHARE FROM
    Continuing operations                           $       .07         $     .04      $     .57     $       .54    $    1.22
    Discontinued operations                                 .18               .10            .55             .17         1.00
                                                    ...........        ..........     ..........     ...........    ...........
    Net earnings                                    $       .25         $     .14      $    1.12     $       .71    $    2.22
                                                    ===========        ==========     ==========    ===========    ==========
DIVIDENDS PER SHARE
    Common Stock                                    $      0.15         $    0.15      $    0.15     $      0.16    $    0.61
    Class B Stock                                   $     0.135         $   0.135      $   0.135     $     0.144    $   0.549
    Series A Stock                                  $    0.1725         $  0.1725      $  0.1725     $    0.1835   $   0.7010
- ---------------------------------------------------------------------------------------------------------------------------------

(In thousands except for per share data)                                       1993
- ---------------------------------------------------------------------------------------------------------------------------------
                                                          FIRST            SECOND         THIRD          FOURTH           FULL
                                                        QUARTER           QUARTER       QUARTER        QUARTER            YEAR
- ---------------------------------------------------------------------------------------------------------------------------------
REVENUES                                            $   668,811         $ 792,019      $885,775      $ 761,106     $ 3,107,711
                                                    ===========        ==========     =========     ==========     ===========
GROSS PROFIT                                        $   273,186         $ 246,936      $423,360      $ 316,537     $ 1,260,019
                                                    ===========        ==========     =========     ==========     ===========

EARNINGS (LOSS) FROM
    Continuing operations                           $    15,452        ($   4,541)     $ 93,352      $   15,191    $   119,454
    Discontinued operations                              16,353            10,346        13,403          11,777         51,879
                                                    -----------        ----------     ---------      ----------     -----------
    Net earnings                                    $    31,805         $   5,805      $106,755      $   26,968     $  171,333
                                                    ===========        ==========     =========     ==========     ===========

NET EARNINGS (LOSS) PER COMMON SHARE FROM
    Continuing operations                           $       .19        ($     .06)     $  1.17       $      .19     $     1.50
    Discontinued operations                                 .21               .13          .17              .15            .65
                                                    ...........        ..........     ..........     ...........    ...........
    NET EARNINGS                                    $       .40         $     .07      $  1.34       $      .34     $     2.15
                                                    ===========        ==========     ==========    ===========    ===========

DIVIDENDS PER SHARE
    Common Stock                                    $      0.14         $    0.14      $  0.14       $     0.15     $     0.57
    Class B Stock                                   $     0.126         $    0.126     $ 0.126       $    0.135     $    0.513
    Series A Stock                                  $    0.1475         $  0.1475      $0.1475       $   0.1575     $     0.60
- ---------------------------------------------------------------------------------------------------------------------------------


Harcourt General, Inc. and Subsidiaries

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Harcourt General, Inc.
Chestnut Hill, Massachusetts

We have audited the consolidated balance sheets of Harcourt General, Inc.
and its subsidiaries as of October 31, 1994 and 1993 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harcourt General, Inc. and its subsidiaries as of October 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994 in conformity with generally accepted accounting principles.
     As discussed in Note 12 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than
Pensions" in fiscal 1992.

Deloitte & Touche LLP
Boston, Massachusetts
December 5, 1994




STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Harcourt General, Inc. and its subsidiaries is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Independent Auditors' Report. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.
     The Company maintains a system of internal financial controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorization; that assets are properly safeguarded and accounted for; and that records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has policies and guidelines which require employees to maintain a high level of ethical standards. In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, the internal auditors and the independent auditors to review internal accounting controls, audit results and accounting principles and practices, and recommend the selection of independent auditors to the Board of Directors.

John R. Cook
Senior Vice President and Chief Financial Officer

Stephen C. Richards
Vice President and Controller



Harcourt General, Inc. and Subsidiaries

FIVE YEAR SUMMARY - (Unaudited) (1)(2)

(In thousands except for per share amounts)          1994            1993           1992           1991           1990
- ---------------------------------------------------------------------------------------------------------------------------
REVENUES
  Publishing                                   $  919,498      $  944,545     $  865,336     $  807,689      $ 853,725
  Specialty retailing                           2,092,906       2,016,914      1,808,354      1,744,800      1,688,611
  Professional services                           141,818         146,252        121,391        103,795         82,212
                                               ----------      ----------     ----------     ----------     ----------
  TOTAL                                        $3,154,222      $3,107,711     $2,795,081     $2,656,284     $2,624,548
                                               ==========      ==========     ==========     ==========     ==========
OPERATING EARNINGS (LOSS)
  Publishing                                   $  165,436      $  142,177     $  124,503    ($   73,792)     $ 121,650
  Specialty retailing                             120,704         120,191         81,510         82,277         99,191
  Professional services                            22,072          28,395         23,938         14,309         17,062
  Corporate expenses                              (35,456)        (47,307)       (41,876)       (40,706)       (42,072)
  Merger and restructuring charges                (48,401)              -              -        (72,777)             -
                                               ----------      ----------     ----------     ----------      ----------
  Operating earnings (loss)                       224,355         243,456        188,075        (90,689)       195,831
  Investment income                                14,239          14,072         23,239        128,533        124,411
  Interest expense                                (86,219)        (84,585)       (85,442)      (348,260)      (363,021)
  Other income (expense), net                           -          18,303          8,341        (15,171)       126,020
                                               ----------      ----------     ----------     ----------      ----------
  Earnings (loss) from continuing operations
  before income taxes, extraordinary item
  and cumulative effect of accounting change      152,375         191,246        134,213      (325,587)         83,241
  Income tax (expense) benefit                    (54,855)        (71,792)       (54,017)        57,780        (38,493)
                                               ----------      ----------     -----------    ----------      ----------
  Earnings (loss) from continuing operations
   before extraordinary item and cumulative
   effect of accounting change                     97,520         119,454         80,196       (267,807)        44,748
  Discontinued operations, net                     80,012          51,879         27,674        (25,315)       (14,365)
  Extraordinary item, net                               -               -        419,557              -               -
  Accounting change, net                                -               -        (32,967)             -               -
                                               ----------      ----------     ----------     ----------      ----------
  Net earnings (loss)                             177,532         171,333        494,460       (293,122)        30,383
  Dividends on Harcourt Brace
   preferred stock                                      -               -              -         12,684          18,242
  NET EARNINGS (LOSS) APPLICABLE
  TO COMMON SHAREHOLDERS                       $  177,532      $  171,333     $  494,460    ($ 305,806)     $   12,141
                                               ==========      ==========     ==========    ==========      ==========
  Depreciation and amortization                $  163,094      $  169,254     $  153,417     $  293,776     $  153,678
  Capital expenditures                            196,160         159,860        185,997        164,917        136,106
  Total assets                                  3,242,364       2,805,878      2,675,962      3,908,330      4,154,008
  Total long-term liabilities                   1,123,341       1,107,371      1,086,053        980,224      2,658,734
  Weighted average number of common and
   common equivalent shares outstanding            79,809          79,625         79,139         78,876         79,027

AMOUNTS PER SHARE OF
COMMON STOCK
  Earnings (loss) from continuing
   operations before extraordinary
   item and cumulative effect of
   accounting change                           $     1.22      $     1.50     $     1.01    ($     3.40)     $     .57
  Net earnings (loss) applicable to
   common shareholders                         $     2.22      $     2.15     $     6.25    ($     3.88)     $     .15
  Dividends paid on common stock               $      .61      $      .57     $      .53     $      .49      $     .45
- ---------------------------------------------------------------------------------------------------------------------------

(1) In October 1994, the Company sold its insurance operations. Effective
    December 15, 1993, the Company distributed its theatre operations to the Company's shareholders. In November 1989, Harcourt Brace sold its six theme parks and related land holdings.
(2) Prior year amounts have been restated to reflect the sale of the Company's insurance operations.

                                                      Harcourt General, Inc. nd Subsidiaries


DIRECTORS AND OFFICERS
DIRECTORS                                  EXECUTIVE OFFICERS                  OPERATING OFFICERS

RICHARD A. SMITH (1)(4)                    RICHARD A. SMITH                    PUBLISHING
Chairman of the Board                      Chairman of the Board
and Chairman of the                                                            JAMES P. LEVY
Executive Committee                        ROBERT J. TARR, JR.                 President
                                           President, Chief                    Harcourt Brace Education Group
SIDNEY STONEMAN (4)                        Executive Officer and
Vice Chairman of the Board                 Chief Operating Officer             BRIAN J. KNEZ
                                                                               President
WILLIAM F. CONNELL (2)(4)                  JOHN R. COOK                        Harcourt Brace STMP Group
Chairman and                               Senior Vice President
Chief Executive Officer,                   and Chief Financial Officer         SPECIALTY RETAILING
Connell Limited Partnership
                                           ERIC P. GELLER                      BURTON TANSKY
JACK M. GREENBERG (2)(3)                   Senior Vice President,              Chairman and Chief
Vice Chairman and                          General Counsel and Secretary       Executive Officer
Chief Financial Officer,                                                       Neiman Marcus Stores
McDonald's Corporation                     ROBERT A. SMITH
                                           Group Vice President                B.D. FEIWUS
HERBERT W. JARVIS (2)(4)                                                       President and
Former President and                       STAFF OFFICERS                      Chief Executive Officer
Chief Executive Officer,                                                       NM Direct
Sybron Corporation                         PETER FARWELL
and Director of several                    Vice President-Corporate            STEPHEN C. ELKIN
corporations                               Relations                           Chairman and Chief Executive
                                                                               Officer
LYNN MORLEY MARTIN (3)(4)                  PAUL F. GIBBONS                     Bergdorf Goodman
Former U.S. Secretary of Labor and         Vice President and
former member of U.S. House of             Treasurer                           ROBERT S. KELLEHER
Representatives; Davee Chair, J.L.                                             President and Chief
Kellogg School of Management at            GERALD T. HUGHES                    Operating Officer
Northwestern University; Advisor,          Vice President-Human                Contempo Casuals
Deloitte & Touche LLP and Director         Resources
of several corporations                                                        PROFESSIONAL SERVICES
                                           MICHAEL F. PANUTICH
MAURICE SEGALL (3)                         Vice President-                     WILLIAM J. MORIN
Former Chairman and Chief Executive        General Auditor                     Chairman and Chief
Officer, Zayre Corp.; Senior                                                   Executive Officer
Lecturer, M.I.T. and Director of           STEPHEN C. RICHARDS                 Drake Beam Morin
several corporations                       Vice President and
                                           Controller
ROBERT A. SMITH (1)
Group Vice President                       CRAIG B. SWAIN
                                           Vice President-
DR. PAULA STERN (2)                        Planning and Analysis
Former Chairwoman, U.S. International
Trade Commission; President, The Stern
Group, Inc.; Senior Fellow,
Progressive Policy Institute and
Director of several corporations

ROBERT J. TARR, JR. (1)
President, Chief
Executive Officer and
Chief Operating Officer

HUGO UYTERHOEVEN (2)(3)(4)
Timken Professor of
Business Administration,
Harvard Business School

DR. CLIFTON R. WHARTON, JR.
Former Chairman and Chief
Executive Officer, TIAA-CREF
and Director of several
companies



(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Nominating Committee

SHAREHOLDER INFORMATION

Requests for general information or published financial information can be made in writing to the Corporate Relations Department, Harcourt General, Inc.,
27 Boylston Street, Chestnut Hill, MA 02167. Telephone: (617) 232-8200.
        To hear the latest company news, including quarterly earnings releases, or to request printed financial information or leave a message for the Company's Transfer Agent, individuals may call The Shareholder Line at
(800) 225-9194, Extension 2345.


AUTOMATIC DIVIDEND REINVESTMENT AND CASH STOCK PURCHASE PLAN

The Plan provides stockholders with a convenient way to purchase Common shares by reinvesting their Common and Series A cash dividends and/or by investing additional cash amounts. The Company will absorb all brokerage and agency fees for stock purchased in connection with the Plan. For further information, please call The Shareholder Line or write to: Harcourt General, Inc., c/o The First National Bank of Boston, Automatic Dividend Reinvestment Plan, Post Office Box 1681, Boston, MA 02105.

TRANSFER AGENT AND REGISTRAR FOR COMMON, SERIES A AND CLASS B
STOCK

The First National Bank of Boston
Shareholder Services Division
Mail Stop 45-01-05
Post Office Box 644
Boston, MA 02102-0644
(800) 442-2001

FORM 10-K

The Company's Form 10-K as filed with the Securities and Exchange Commission is available upon written request to the Corporate Relations Department of the Company.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Friday, March 10, 1995 at 10:00 a.m. at The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts.

STOCK INFORMATION

Harcourt General's Common Stock and Series A Cumulative Convertible Stock are traded on the New York Stock Exchange under the symbols H and HPRA, respectively. The following table indicates the quarterly price range of the Common Stock and Series A Stock for the past two fiscal years. The prices for fiscal 1993 and the "high" price for the first quarter of fiscal 1994 are prior to the tax-free distribution of shares in GC Companies, Inc., which was effective on December 15, 1993.

COMMON STOCK

Quarter                     1994                  1993
- --------------------------------------------------------------
                     High        Low        High        Low
First              $44.00     $32.00      $38.13     $28.50
Second             $37.88     $30.25      $37.50     $31.25
Third              $39.50     $32.25      $40.00     $32.63
Fourth             $38.00     $31.25      $46.13     $37.50
- --------------------------------------------------------------

SERIES A STOCK

Quarter                     1994                  1993
- --------------------------------------------------------------
                     High        Low          High      Low
First              $42.00     $35.00        $37.13   $28.00
Second             $40.25     $34.88        $36.63   $32.75
Third              $41.75     $37.50        $39.00   $33.75
Fourth             $40.25     $35.25        $46.00   $40.25
- --------------------------------------------------------------

Harcourt General had 12,803 and 13,398 Common shareholders of record at October 31, 1994 and 1993, respectively, and 691 and 847 Series A shareholders of record at October 31, 1994 and 1993, respectively. Following an adjustment related to the spinoff of GC Companies, the Series A shares are now convertible into Common Stock on a 1:1.1 basis.

CORPORATE ADDRESS

Harcourt General, Inc.
27 Boylston Street
Chestnut Hill, MA 02167
(617) 232-8200

Harcourt General is an Equal Opportunity Employer.

This book is printed on recycled paper.

                            HARCOURT GENERAL, INC.
                              27 BOYLSTON STREET
                           CHESTNUT HILL, MA 02167

                                                        HARCOURT
                                                        GENERAL,
                                                        INC.

                                                        1994
                                                        ANNUAL
                                                        REPORT