Form 10-K, Exhibit 13
period 1995-10-31
HARCOURT GENERAL INC
filed 1996-01-26
CIK 40493

EXHIBIT 13.1

                               Harcourt General


                              1995 Annual Report

         [PICTURE - Ladies shoe displayed on books - encircled by text]

HARCOURT GENERAL

                           MANAGING TO CREATE VALUE
                           ------------------------

As the symbolic circle on the cover of this annual report implies, Harcourt General views the task of creating value for its shareholders as a continuous process. We take this process seriously by managing our businesses aggressively for high quality earnings and cash flow; by investing the capital necessary to grow revenues, improve margins and control expenses; and by pursuing strategic acquisition opportunities. Many companies measure their performance one quarter or one year at a time. We maintain a much longer term perspective. Over time, we have delivered on our commitment to create lasting shareholder value through consistent earnings growth, stock price appreciation and 27 consecutive years of cash dividend increases.


CONTENTS

    1   Financial Review
    2   At-A-Glance
    4   Letter to Our Shareholders
    9   Reinvesting in Our Future
   15   Realizing Attractive Returns
   21   Creating Lasting Value
   22   Mission Statement
   23   Financial Section
   45   Directors and Officers
   46   Shareholder Information

FINANCIAL REVIEW
(fiscal years ended October 31)

(amounts in millions)
                                                                 1992         1993         1994        1995
Revenues                                                         $2,471.7     $2,758.6     $2,850.8     $3,034.7

Operating Earnings (Loss)                                        $  198.0     $  257.9     $  310.1     $  317.9

After Tax Earnings (Loss) From Continuing Operations             $   86.0     $  127.9     $  147.3     $  177.6

Earnings (Loss) Per Share From Continuing Operations             $   1.09     $   1.60     $   1.84     $   2.31

Cash Generated By Continuing Operations (1):
        Publishing                                               $  215.9     $  246.8     $  260.3     $  297.8
        Specialty Retailing                                      $  135.5     $  178.8     $  205.4     $  210.1
        Professional Services                                    $   26.1     $   31.4     $   26.1     $   17.5
                                                                 --------     --------     --------     --------
                Total                                            $  377.5     $  457.0     $  491.8     $  525.4

        (1)   Cash generated by continuing operations is comprised of operating earnings plus depreciation and amortization.

Capital Spending
        Publishing                                               $  106.5     $   92.9     $  122.8     $  122.7
        Specialty Retailing                                      $   58.6     $   48.5     $   63.6     $   92.5
        Professional Services                                    $    2.9     $    4.8     $    6.9     $    3.8
                                                                 --------     --------     --------     --------
                Total Capital Spending                           $  168.0     $  146.2     $  193.3     $  219.0



The above charts depict only four years of operating results because fiscal
1991 was affected by the following important factors:
1. Harcourt General and Harcourt Brace Jovanovich (HBJ) operated as separate companies prior to their merger, which was completed at the beginning of fiscal 1992.
2. Significant charges for write-offs and restructuring related to the merger with HBJ were recognized in 1991.
3. Substantial interest expense associated with HBJ's high debt levels was incurred in 1991, only partially offset by investment income earned from the Company's investment portfolio.




AT-A-GLANCE
On the surface, our core businesses of publishing and specialty retailing may appear to be different. But in fact they share a number of similar characteristics. Harcourt Brace and The Neiman Marcus Group are leaders in the publishing and specialty retailing industries. Both enjoy worldwide name recognition through their prestigious franchises, trademarks and imprints. They are innovators and highly regarded for strong management practices and loyal customer relationships. Together, these businesses share a common strategic goal: To aggressively pursue opportunities to maximize returns for Harcourt General's shareholders. Their consolidated results illustrate how two diverse businesses can be managed to achieve that common goal.

PUBLISHING
----------

[logo Harcourt Brace flush left] HARCOURT BRACE SCHOOL One of the nation's leading publishers of textbooks and related instructional materials for kindergarten through grade 8.

                                                       1992        1993       1994       1995
Publishing Revenues                                    $865,336    $944,545   $919,498   $1,017,637
Publishing Operating Earnings                          $124,503    $142,177   $165,436   $  177,531

HARCOURT BRACE COLLEGE A premier publisher of instructional materials for the post-secondary educational market under the Harcourt Brace, Dryden Press and Saunders College imprints.

HARCOURT BRACE INTERNATIONAL Headquartered in London with operations in Tokyo, Sydney, Toronto and Montreal, the International Group publishes locally and distributes U.S.-published product worldwide.

HARCOURT BRACE PROFESSIONAL Operates the leading bar review course for law students, a CPA review course for accountants and publishes reference and engagement materials, and accounting and tax practice newsletters.

HARCOURT BRACE TRADE Publishes distinguished literature for children and adults under Harcourt Brace, Harvest and several children's books imprints.

[logo]HOLT, RINEHART AND WINSTON One of the most reputable imprints in the educational market, HRW publishes instructional materials for grades 7 through 12.

[logo]THE PSYCHOLOGICAL CORPORATION The nation's leading publisher of tests and related products and services for educational, psychological, clinical and professional assessment and the leading provider of computerized tests for the credentialing and licensing markets.

[logo]ACADEMIC PRESS One of the leading international publishers of books and scholarly journals in the life, physical and social sciences.

[logo]WB SAUNDERS Since 1888, the world's leading publisher of medical books and periodicals for the health sciences.

SPECIALTY RETAILING
-------------------
[logo] NEIMAN MARCUS A world-renowned franchise focusing on the high-end segment of the specialty retailing marketplace through its 28 fine stores nationwide.

[logo]BERGDORF GOODMAN With a reputation of elegance and an exclusive designer showcase presentation in its two stores on Fifth Avenue in New York City, Bergdorf Goodman is a true worldwide destination shopping experience.

[logo]NM Direct A state-of-the-art direct mail operation which provides a distinctive selection of merchandise coupled with convenient at-home shopping through the Neiman Marcus, Horchow and Tries catalogues.

                                                       1992          1993         1994         1995
Specialty Retailing Revenues                           $1,484,945    $1,667,825   $1,789,461   $1,888,249
Specialty Retailing Operating Earnings                 $   90,976    $  134,302   $  157,713   $  161,698

1995 HIGHLIGHTS -- MAJOR PUBLISHING BUSINESSES

ELEMENTARY Outstanding year, with reading and mathematics products generating significant revenue and profit growth.

HRW Maintained very ambitious product development calendar with introduction of new French and Spanish programs, a new edition of Adventures in Literature and three science titles.

COLLEGE Higher revenues and significant cost reductions improved profitability in a challenging market.

THE PSYCHOLOGICAL CORPORATION Acquired Assessment Systems, Inc., a leader in the rapidly advancing market for computerized testing services, and achieved earnings increase.

ACADEMIC PRESS Established Internet presence for electronic delivery of its scientific books and journals while achieving record financial results.

WB SAUNDERS Investments in nursing and health professions continued; journal expansion program maintained; revisions of medical textbooks remain on schedule for publication in 1996 and 1997.

1996 OUTLOOK -- MAJOR PUBLISHING BUSINESSES

ELEMENTARY Sales outlook reduced following very strong 1995 due to limited 1996 adoption calendar; introductions of new reading and social studies programs brighten the outlook for 1997.

HRW Assortment of new programs revamps product lineup, building expectations for strong 1996 sales and profit gains.

COLLEGE Modest growth anticipated in a continuing difficult market environment.

THE PSYCHOLOGICAL CORPORATION New product introductions, led by the popular Stanford Achievement Test - 9th edition, and integration of ASI's computerized testing business should sustain growth trends.

ACADEMIC PRESS Continued growth of journal and book business expected along with increasing shift to electronic distribution.

WB SAUNDERS Strong performance outlook based on key clinical book publication schedule and continued growth in nursing and allied health fields.

PUBLISHING REVENUE HISTORY

(In millions)            1992       1993         1994        1995
-------------------------------------------------------------------
Elementary              $124.4     $187.4       $145.3     $  190.0
Secondary                 99.0      125.0        120.5        123.7
College                  147.3      149.0        145.4        150.1
Testing                   96.5       93.2         99.1        117.9
STMP                     348.9      323.0        342.0        371.0
International             86.7       84.0         83.2         82.7
Trade                     29.1       30.7         34.3         37.9
Elimination of
    intercompany sales   (66.6)     (47.8)       (50.3)       (55.7)
                        -------------------------------------------
Total                   $865.3     $944.5       $919.5     $1,017.6
-------------------------------------------------------------------


1995 HIGHLIGHTS -- SPECIALTY RETAILING

THE NEIMAN MARCUS GROUP Sale of Contempo Casuals in June focuses specialty retailing businesses exclusively on the upscale market. Securitization of credit card receivables raises $246 million in cash.

NEIMAN MARCUS STORES Achieved record earnings, with operating margins rising to 9.5%.

Successfully opened its 28th Neiman Marcus, a 137,000 square foot store, in The Mall at Short Hills, New Jersey. Broke ground on a new 464,000 square foot national service and distribution center located in Longview, Texas, scheduled for completion in early 1996.

Completed major remodels in Westchester, NY; Northbrook, IL; and NorthPark in suburban Dallas.

NM DIRECT Implemented cost reduction programs in Spring Season to counteract sharply higher postage and paper costs.

Consolidated distribution operations into newly expanded facility in Las Colinas, Texas.

BERGDORF GOODMAN Operating margins improved to 6.9% as the Bergdorf Goodman Men store achieved profitability.

1996 OUTLOOK -- SPECIALTY RETAILING

NEIMAN MARCUS STORES Operating results should benefit from two new locations:
Short Hills, NJ, which opened in August, and King of Prussia, PA, scheduled to open in February 1996.

Opening of new service and distribution center will consolidate distribution function from several separate facilities, generating cost savings and other efficiencies.

NM DIRECT Improved financial performance expected, reflecting lower expenses as a result of a reduced number of catalogues, pages and circulation.

BERGDORF GOODMAN Renovations in main store will include creation of a new world class beauty salon and spa, and expansion of the decorative home area.

Bergdorf Goodman Men will gain additional space on its main floor, permitting the creation of a new central entrance on Fifth Avenue.

SPECIALTY RETAILING REVENUE HISTORY

(In millions)               1992       1993         1994       1995
-------------------------------------------------------------------
Neiman Marcus Stores    $1,084.8   $1,219.0     $1,311.5   $1,398.8
Bergdorf Goodman           199.1      219.1        229.5      241.5
NM Direct                  201.0      229.7        248.5      247.9
                        -------------------------------------------
Total                   $1,484.9   $1,667.8     $1,789.5   $1,888.2
-------------------------------------------------------------------

HARCOURT GENERAL                                        1995 Annual Report


                           LETTER TO OUR SHAREHOLDERS
                           --------------------------

        This year's annual report focuses on the management philosophy which has guided our Company during 34 years of public ownership. During this time, our goal has been, and remains today, to create lasting value for our shareholders.

We believe we can best accomplish this goal by investing in and effectively managing our operating businesses to generate increasing cash flows and earnings. This in turn will lead to appreciation in the Company's stock price and a rising stream of cash dividends for our shareholders. Our two core businesses, publishing and specialty retailing, continue to grow in value. At our Harcourt Brace publishing subsidiary, we are investing heavily in new products and technologies to secure our market leadership positions into the next century. The Neiman Marcus Group has substantially completed its store remodeling program, is firmly positioned as the nation's leading upscale retailer, and is now beginning to realize attractive cash returns from significant past capital investments.

We're pleased by the progress recorded against our goals in 1995, with significant achievements throughout our two core businesses as well as the completion of several corporate activities designed to enhance shareholder value. The year, however, was not without frustration as we were unable to find a significant acquisition opportunity to redeploy the Company's large cash balances and underutilized debt capacity. We continue our search for an operating business capable of generating returns higher than the relatively low rates currently being realized by our investment portfolio. We remain true to our disciplined, value-oriented approach in assessing acquisition opportunities and will be patient in the current environment of extremely high valuations, ever vigilant for the right opportunity when it becomes available.

RESULTS FROM CONTINUING OPERATIONS
(In millions, except for per share amounts)                                1993         1994       1995
-------------------------------------------------------------------------------------------------------
Revenues                                                               $2,758.6     $2,850.8   $3,034.7
Operating earnings                                                     $  257.9     $  310.1   $  317.9
Operating margin                                                            9.3%        10.9%      10.5%
Earnings from continuing operations                                    $  127.9     $  147.3   $  177.6
Earnings per share from continuing operations                          $   1.60     $   1.84   $   2.31
Capital expenditures                                                   $  159.9     $  196.2   $  220.1
Common dividends paid per share                                        $   0.57     $   0.61   $   0.65


SHARE REPURCHASE
One of the most significant corporate actions during the year was the successful "Dutch Auction" repurchase by the Company of 5.4 million common shares at $40.50 per share, for a total cost of approximately $220 million. The repurchase of shares was a judicious use of the large capital balance accumulated from the strong cash flows of our core businesses and the sale in October 1994 of the insurance business acquired with Harcourt Brace several years earlier. After this share repurchase, we still have adequate cash balances as well as ready access to other sources of capital to pursue attractive acquisition opportunities that might become available. Following the completion of the "Dutch Auction," the Board of Directors authorized an open market repurchase program for up to an additional 2.5 million shares of the Company's common stock. Between the end of our scale year and the end of December, that program resulted in the repurchase of approximately 1.1 million shares at a total price of $42.1 million, equal to an average of approximately $39.40 per share. The combined effect of the share repurchases has reduced the number of common and common equivalent shares outstanding to approximately
73.5 million.

Our two core businesses performed well in 1995, leading to strong financial returns for the year. More importantly, we continue to reinvest in both businesses, strengthening their competitive positions and further enhancing their long-term outlook and value. Revenues in 1995 rose 6.5% to $3.03 billion, while operating earnings increased 2.5% to $317.9 million. After-tax earnings from continuing operations grew 20.6% to $177.6 million, while earnings per share from continuing operations, benefiting from the previously discussed share repurchase program, rose 25.5% to $2.31.

PUBLISHING
The Harcourt Brace publishing operations, which continue to generate the majority of our earnings, maintained their growth momentum in 1995, with revenues increasing 10.7% to just over $1 billion and operating earnings rising 7.3% to $177.5 million. We were pleased to meet our earnings targets despite unprecedented increases in paper prices during the year. This performance reflects a very strong year in the educational businesses, paced by a 34.2% revenue gain in the elementary business. Sales of elementary reading products were particularly strong, boosted by sizable market shares in the Tennessee, Alabama, West Virginia and Indiana adoptions. We were also pleased by the improved profitability of our college operations, which benefited from sales increases and from cost reduction programs undertaken to offset the continuation of a difficult, slow-growth market. Our scientific, technical, medical, professional (STMP) group had a 9.9% increase in revenues for the year. Earnings were only slightly higher, however, as a profit decline in the WB Saunders medical business offset most of the profit gains at our Academic Press scientific publisher and in our London-based publishing group.

As we look to the future, we are optimistic about our publishing businesses. Our reinvestment in Harcourt Brace continues at an aggressive pace, with capital expenditures in 1995 totaling $123 million and an additional $150 million budgeted for 1996. Approximately 90% of these funds are committed to producing new and revised programs throughout our publishing businesses. As we enter the final years of this decade, our educational and STMP businesses will have strong, broad product offerings to maintain and expand upon their competitive positions.

HARCOURT GENERAL                                              1995 Annual Report

[PHOTO - Richard A. Smith, sitting on left, Robert J. Tarr, Jr. standing; both at conference table. Books and Ladies shoe displayed on conference table]

Our investment program at Harcourt Brace also includes the evaluation and development of a number of technology-driven opportunities for educational and STMP markets. For the past year, we have been involved in a joint venture with Edmark Corporation to develop new lines of multimedia software products for the elementary school market. That collaboration has gone well and in the coming year it will generate several important multimedia products in reading/language arts and social studies. Demand for technology products is limited in educational markets today because of the lack of installed computer systems in the classroom, inadequate teacher training and overall tight funding. Our goal is to stay abreast of technological developments, to offer our customers competitive electronic products, and to maintain a level of expertise that will enable us to respond to demand for these products as it further materializes. In the STMP area, the use of technology is much more prevalent, and we have assumed a leadership position. Last year, Academic Press was the first major publisher to announce a plan to make all of its journals available on the Internet for on-line delivery. AP is also discussing site-licensing agreements for its journals with several institutional customers.

We completed an important acquisition during the year which broadens our testing business and adds a new growth element to the Company. Assessment Systems, Inc. (ASI), the nation's leading provider of computer-delivered licensing and credentialing examinations and related information services, was acquired by The Psychological Corporation in May. ASI has annual revenues of about $30 million and operates through more than 50 permanent testing centers across the country.

We expect our publishing businesses to continue their steady progress in 1996. Fewer adoption opportunities will make the upcoming year difficult for the elementary business; however, our secondary business should experience strong growth from the introduction of new programs in language arts, foreign languages, mathematics and social studies. The addition of ASI and the introduction of the ninth edition of the successful Stanford Achievement Test provide the foundation for improved results at The Psychological Corporation. Our college business, though stabilized, will continue to be affected by a soft market for new textbooks. The STMP group should perform very well in 1996, with continued growth at Academic Press and a favorable outlook for WB Saunders based on its production schedule for revised editions of successful major medical books.

SPECIALTY RETAILING
Despite a difficult retailing environment, our specialty retailing operations had excellent results in 1995. Revenues increased 5.5% to $1.89 billion, and operating earnings rose 2.5% to $161.7 million. Most importantly, in June the Contempo Casuals junior retail chain, which had been performing poorly, was sold, allowing The Neiman Marcus Group to focus exclusively on the upscale segment of the market. Financial results for the year were highlighted by strong performances by Neiman Marcus Stores and Bergdorf Goodman, both of which achieved significant gains in revenues, operating margins and earnings. NM Direct, the mail order operation, had significantly lower earnings as a result of soft demand for its women's apparel and sharply higher paper and postage costs.

For the year, The Neiman Marcus Group contributed after-tax earnings from continuing operations of $64.8 million, equal to $.84 per share, to Harcourt General's results, compared to $63.1 million, equal to $.79 per share, in 1994. Including the results of the divested Contempo Casuals business, The Neiman Marcus Group contributed net earnings of $53.1 million, equal to $.69 per share, to 1995's results, compared to $13.4 million, equal to $.17 per share, in 1994.

Reflecting the past years of significant investment in its stores, people and infrastructure, The Neiman Marcus Group stands today as the clear leader in the upscale retail market serving affluent customers. We believe these businesses have entered a phase where they will generate significant cash returns on those investments. Consistent with that view, in November of 1995, Harcourt General purchased 831,400 common shares of The Neiman Marcus Group from an institutional investor for $18.75 per share, or a total of $15.6 million. That purchase increased the Company's ownership in The Neiman Marcus Group to 58.6% of the outstanding common equity.

PROFESSIONAL SERVICES
The professional services segment, which consists of the Drake Beam Morin outplacement business, had another difficult year in 1995, with revenues falling to $128.9 million from $141.8 million in 1994. Even though demand for outplacement services is growing, the marketplace is extremely price sensitive, resulting in declining sales dollars and significant pressure on profit margins. As a result, operating earnings in 1995 fell to $13.1 million from $22.1 million in the prior year. We continue to implement cost reduction programs throughout DBM to bring expenses in line with the current pricing environment and hope to see an improvement in 1996 results.

DIVIDEND INCREASE
In September, the Board of Directors voted to increase the quarterly cash dividend 6.3% to 17 cents per share. This is the 27th consecutive year that the Board has increased the cash payment to shareholders and the 37th consecutive year that the Company has paid cash dividends.

In May 1995, Brian J. Knez was promoted to president and chief executive officer of Harcourt Brace & Company. He had been president of the STMP group since 1993 and prior to that oversaw the University and Professional Publishing group. Brian leads an extremely talented management team at Harcourt Brace, one which adds to our confidence that these businesses will remain leaders within their market segments for many years to come.

Harcourt General is strongly focused on its two core businesses of publishing and upscale specialty retailing. We will continue to reinvest in and strengthen those franchises while we patiently seek opportunities to redeploy excess cash in new operating businesses. We appreciate your support as we work diligently toward our goal of creating lasting value for our shareholders.


/s/ Richard A. Smith             /s/ Robert J. Tarr, Jr.


Richard A. Smith                 Robert J. Tarr, Jr.
Chairman of the Board            President and
                                 Chief Executive Officer


January 5, 1996

[PICTURE - Upright book - encircled by text]
[SET IN CIRCLE - product development - new technologies - strategic partnerships - acquisitions]

PUBLISHING







REINVESTING IN OUR FUTURE
-------------------------
By funding an aggressive, continuous investment program in new products, new technologies and new business affiliations, we have solidified the leadership position of the Harcourt Brace publishing operations in worldwide markets and are positioned to generate significant returns into the 21st century.

PRODUCT DEVELOPMENT
Content is the lifeblood of publishing. Throughout Harcourt Brace, investments are being made to ensure that new publishing programs become market leaders and that the strong backlist of titles is revised on a regular basis.
NEW TECHNOLOGIES
The electronic revolution is progressing -- faster in markets such as scientific and professional publishing and much slower in educational sectors. As a content provider, Harcourt Brace is committed to providing information in formats most valued by the end user, whether those formats be an emerging on-line electronic service or the tried and true print on paper.
STRATEGIC PARTNERSHIPS
Not all expertise has to be in-house. Harcourt Brace has forged strategic alliances to gain access to new technologies and distribution channels. Our value added is the content and our understanding of the educational and STMP markets.
ACQUISITIONS
Significant synergies exist in publishing acquisitions. We are constantly seeking opportunities to strengthen our existing businesses and to expand beyond our current horizons by acquiring other content providers.

[PICTURE - Cross section of information sources offered by Harcourt Brace & Company. Text in center of picture.]

Content is the real currency of the information revolution. New technologies will enable us to leverage Harcourt Brace's rich library of content and enhance its value to students and professionals around the globe.

PRODUCT DEVELOPMENT During the four years that Harcourt Brace has been owned and managed by Harcourt General, more than $450 million has been reinvested into its publishing businesses, with approximately 90% of those dollars funding new products and the revision of backlist titles. In 1995, Harcourt Brace School introduced a new program, Science AnyTime, to complement its existing and very successful elementary reading and math programs. The Company's new reading program, Signatures, will be introduced for the important California adoption in 1997. In addition, in the upcoming year, Harcourt Brace School will introduce a new social studies program, Stories in Time, which will compete in the 1997 Texas adoption. This new program will enable Harcourt Brace School to participate in the four major segments -- reading, math, science and social studies -- that account for more than 80% of the elementary market.

Holt, Rinehart and Winston is completing a very ambitious product development calendar. New programs in Spanish, French and German have been introduced to support HRW's position as the leading secondary foreign language publisher.
New biology and chemistry programs have strengthened the science list, and Adventures, a newly revised classic literature program, adds to HRW's leadership in language arts. In 1996, HRW will introduce a revision of its leading integrated language arts program, Elements of Literature, as well as a new offering in mathematics, a revision of SciencePlus, and a mixed media World History program.

[PICTURE - Display of the variety of products offered by Harcourt Brace & Company.]

In the college market, Harcourt Brace has focused its publishing effort on humanities, social sciences, sciences, business and custom publishing. Major new titles which contributed to an improved 1995 performance include:
Sternberg, In Search of the Human Mind; Porter and Norton, Financial Accounting; and Brown, Organic Chemistry.

In the testing business, The Psychological Corporation has issued the ninth edition of its highly successful Stanford Achievement Test, maintaining its position in the forefront of performance assessment. Important clinical products which should benefit future sales include the Wechsler Intelligence Scale for Children, third edition; and the Wechsler Adult Intelligence Scales, third edition.

In the STMP group, Academic Press is maintaining its strong publishing schedule, with more than 400 scientific and technical books released during the past year. In addition, Academic Press published 184 scholarly journals. In 1993, Academic Press introduced the AP Professional imprint to publish technical and reference books in both print and electronic format for the computer professional. This line now has more than 150 titles in print and a publication schedule of approximately 50 titles annually.

WB Saunders published 178 books and 136 periodicals in 1995 for the health sciences market. Over the past five years, WB Saunders has added 36 new journals and 12 new clinics to its roster. The medical book production schedule is particularly strong over the next two years, with a number of WB Saunders' very successful major clinical textbooks due for revision, including Braunwald: Heart Disease, 5th edition. The number of publications for nursing and allied health professionals also continues to grow, expanding Saunders' presence in these important, growing markets.

INTERNATIONAL
Harcourt Brace International was restructured last year, with the elimination of the Orlando-based export operations and the establishment of a new consolidated headquarters in London. This new organization will increase Harcourt Brace's presence in major overseas regions, including Europe, Central and South America, and the Pacific Rim. Our new organizational structure will improve our ability to explore local publishing as well as acquisitions and joint ventures.

PROFESSIONAL
The professional publishing group continues to expand from its solid base. More than 30,000 students completed the nation's leading bar review course, BAR/BRI, in 1995, and our growing CPA review course,

[PICTURE - Display of a sampling of publications offered by Harcourt Brace & Company.]

Conviser Duffy, increased enrollments approximately 25%. We also continue to expand on the highly successful GAAP, GAAS and Governmental GAAP Guides for accountants with CD-ROM versions and ancillary products.

TRADE
Harcourt Brace Trade had a very successful 1995. The children's business was particularly strong, led by top sellers such as Stellaluna and new titles such as Smoky Night, recipient of the prestigious Caldecott Medal award. Successful adult books included Umberto Eco's national best-seller, The Island of the Day Before and David Guterson's Snow Falling on Cedars, winner of the PEN/Faulkner award.

NEW TECHNOLOGIES Harcourt Brace is developing electronic products at a pace which reflects market realities. We will let the customer determine in which format our information is most useful, and we will deliver our content in that format. Our business most affected by technological change today is Academic Press, whose information is used by scientific researchers who are highly computer literate and have access to on-line services. Academic Press has taken a leadership position by creating a comprehensive new service on the Internet, making its books and journals available for review and purchase. AP is also discussing site-licensing agreements that will allow large users such as educational institutions to access AP's journals on-line.

Some users of both scientific and medical journals are indicating a preference for journals in CD-ROM format. During the past year, WB Saunders' journals Blood and Journal of Clinical Oncology and AP's journal Virology were made available in this electronic format.

In the educational field, the movement toward electronic product is much slower. Harcourt Brace College will publish its first true electronic stand-alone product, a chemistry CD-ROM program, in 1996. In the high school and elementary markets, we are incorporating multimedia components into all our instructional programs; however, the market has yet to fully develop, as widespread availability of multimedia equipment does not currently exist in classrooms.

We are staying abreast of technological developments in our markets by utilizing third parties to gain access to technology when necessary, by maintaining a core technology group within each operating unit, and by utilizing the expertise of Archipelago Productions, our internal multimedia production firm. We have also broadened the mandate of Archipelago to become a multimedia publisher in its own right, using text and illustrative materials to produce interactive electronic products.

[PICTURE - Display of a sampling of products offered by Harcourt Brace &
Company.]

STRATEGIC PARTNERSHIPS Last year Harcourt Brace formed an alliance with Edmark Corporation, a leading software developer, to create new multimedia products for the elementary market. During 1996 the first jointly developed products will be introduced as components of Harcourt Brace's new elementary reading program, Signatures, and the new social studies program, Stories in Time.

Harcourt Brace has also entered into an exclusive license agreement with Broderbund Software to produce a Harcourt edition of The Amazing Writing Machine. This word processing software provides a rich environment for students to apply the writing skills they are developing in concert with their instructional programs. A distribution agreement with Tom Snyder Productions has also enabled Harcourt Brace School to offer programs from this award-winning company as an integrated part of Stories in Time. Last year, Harcourt Brace College joined with Merriam-Webster to publish electronic products that combine the best-selling Harbrace College Handbook with the Merriam-Webster Collegiate Dictionary.

ACQUISITIONS In addition to organic growth opportunities within our publishing businesses, acquisitions represent a significant opportunity. In May 1995, The Psychological Corporation acquired Assessment Systems, Inc. (ASI), which provides computerized testing services for licensing and credentialing of professional and trade groups. ASI has a strong position in the insurance and real estate fields, and a growing presence in nurse aide and allied health markets. Last year, ASI administered more than 325,000 tests to individuals seeking licenses or credentials for a profession or trade.

[PICTURE - Tailor's mannequin encircled by text]

[SET IN CIRCLE - upscale market focus - expansion and remodeling - outstanding customer service - effective merchandising and promotion]

SPECIALTY RETAILING









REALIZING ATTRACTIVE RETURNS
----------------------------
Substantial investments made to expand and enhance The Neiman Marcus Group's specialty retailing operations are generating outstanding results, with operating earnings from continuing operations growing at an average compound rate of 30% over the past five years.

UPSCALE MARKET FOCUS
With Neiman Marcus Stores, Bergdorf Goodman and NM Direct, we are focused exclusively on serving affluent customers with the nest merchandise and highest levels of service possible.
EXPANSION AND REMODELING
Since 1988, more than $500 million has been invested in stores, infrastructure and people, resulting in the most modern, attractive store base in the industry and a 23% expansion in gross square footage at Neiman Marcus Stores and Bergdorf Goodman.
OUTSTANDING CUSTOMER SERVICE
No stronger commitment to customer service exists in the industry than that found at The Neiman Marcus Group, where personnel at all levels are consistently trained in the art of exceeding customer expectations.
EFFECTIVE MERCHANDISING AND PROMOTION
Working in partnership with the world's leading designers, Neiman Marcus and Bergdorf Goodman are constantly creating new merchandising programs to capture and hold the attention of our customers.

[PICTURE - Montage of photos depicting products and environment offered by The Neiman Marcus Group, Inc. Text in center of picture.]


We believe The Neiman Marcus Group today has the most modern and attractive stores of any national retailer, supported by a highly efficient infrastructure and extremely strong relationships with the world's leading designers of fine merchandise.

UPSCALE MARKET FOCUS The divestiture of the Contempo Casuals junior women's business in June 1995 permits The Neiman Marcus Group to focus exclusively on the high-end segment of the specialty retailing market that serves affluent customers across the country.

The Neiman Marcus and Bergdorf Goodman customer base consists of fashion-conscious individuals with an appreciation for high quality, exclusive designer merchandise. These customers are uncompromising in their search for quality and are knowledgeable about the value of high-end, designer brand names because of the important role fashion plays in their everyday lives.

Both Neiman Marcus and Bergdorf Goodman have developed strong relationships with the world's leading designer resources to ensure that our customers have access to the nest merchandise available. These designers know that our stores offer an upscale residential type environment that highlights their merchandise most effectively and that our skilled sales associates have the customer relationships and product knowledge to maximize merchandise sales.

[PICTURE - Products offered by The Neiman Marcus Group, Inc.]

EXPANSION AND REMODELING In the eight years we have managed The Neiman Marcus Group, more than $500 million has been reinvested in the businesses, with the bulk of those funds spent on remodeling existing stores and building new stores. More than one-half of the Neiman Marcus Store square footage today is new or has been remodeled since 1987. During this time, we have opened six new Neiman Marcus Stores: McLean, VA (outside Washington, DC); Denver; Minneapolis; Scottsdale; Troy, MI (outside Detroit); and, in August 1995, Short Hills, NJ. These new stores have increased the Neiman Marcus gross square footage by more than 20% to nearly 4 million square feet. In addition, Bergdorf Goodman opened its men's store in New York City, across Fifth Avenue from its main store, in the fall of 1990.

In February 1996, a new Neiman Marcus will open in King of Prussia, PA, just outside Philadelphia; and in the fall of 1996 Neiman Marcus will open a new store in Paramus, NJ. These two new stores will add nearly 300,000 square feet to the Neiman Marcus store base. In 1999, Neiman Marcus is scheduled to o pen a 160,000 square foot store in Honolulu, Hawaii.

The remodeling and expansion program has produced the most modern and attractive national store network in the industry and has enabled us to reclaim non-selling space and increase efficiencies. One of the keys to the profit margin improvement achieved by Neiman Marcus Stores has been its ability to increase merchandise sales through existing real estate. The remodeling and expansion program has contributed greatly to our success in that effort, witnessed by the increase in sales per gross square foot within Neiman Marcus Stores from less than $300 in 1992 to approximately $360 in 1995.

OUTSTANDING CUSTOMER SERVICE At Neiman Marcus, Bergdorf Goodman and NM Direct, our customers demand the highest levels of service, and we are committed to satisfying their demands. Therefore, we have made significant investment in this area, including the implementation of intensified training programs and increases in the overall number of sales associates within our stores.

As in any service-oriented business, feedback is the vital component which measures effectiveness. We ensure our impeccable service by conducting ongoing surveys which monitor customer satisfaction. At Bergdorf Goodman Men, a clientele specialist greets customers at the door and is available to personally accompany them throughout the store if they so desire.

[PICTURE - Products offered by The Neiman Marcus Group, Inc.]

At Neiman Marcus Stores, an outside shopping service is employed to regularly shop each store, as well as our competitors, rating sales associates on a broad range of customer service categories. These results, which are part of our store managers' performance evaluations, consistently rank Neiman Marcus at the top of the list in customer service.

EFFECTIVE MERCHANDISING AND PROMOTION Neiman Marcus Stores, Bergdorf Goodman and NM Direct realize that success in the upscale market niche they serve requires a special air in their merchandising and promotion programs. They are constantly striving to generate interest, gain attention and capture the imagination of customers.

One of the most successful marketing programs in the retail industry is represented by the Neiman Marcus Christmas Catalogue, which has developed a worldwide reputation. NM Direct works all year to collect an outstanding assortment of merchandise and to produce the Christmas catalogue, which is mailed to more than 3 million individuals. The catalogue kick-off in September has become a true media event, with widespread coverage by radio, television, newspapers and magazines around the world. In 1995, the famous His and Hers gift was a full year of first class travel for two on United Airlines and the right to emblazon the buyer's name on the nose of a United Boeing 777. The gift was auctioned off with any amount over $100,000 going to AmeriCares, a disaster relief organization that airlifts emergency medical supplies around the globe. The winning bid of $177,747 resulted in a charitable donation of $77,747.

For the past two years, Neiman Marcus Stores has served holiday shoppers with the NM Holiday Express Train. In 1995, the train toured 10 U.S. cities from San Antonio, Texas to Cleveland, Ohio featuring fine quality merchandise. This innovative tour not only generates nationwide media coverage, but also represents a unique way to embrace customers in markets too small to support a Neiman Marcus Store.

In-store events are a major vehicle to bring customers into our facilities and to highlight specific merchandise. In 1995, more than 3,000 special events ranging from trunk shows featuring specific designers, to fashion show luncheons, to special tie-ins with charitable organizations were held at Neiman Marcus Stores.

[PICTURE - Array of catalogues offered by NM Direct]

The opening of the Short Hills store featured a black tie charity gala to benefit three New Jersey organizations: The American Paralysis Association, the Paper Mill Playhouse and the Woman's Association of Morristown Memorial Hospital. More than 750 guests attended, supporting the three charities and gaining important exposure for the new store. Similar events will launch the new stores in King of Prussia, PA and Paramus, NJ later this year.

Neiman Marcus Stores' most effective marketing is direct communication with its customers. In the coming year, a new concept, "Magalogues," will combine all store catalogues issued throughout the year into a monthly magazine format that not only promotes product but also includes customer service articles, designer profiles and other highlights. The first issue in February 1996 will be mailed to approximately 500,000 Neiman Marcus customers.

These and many other merchandising activities combine to create the successful marketing efforts of Neiman Marcus and Bergdorf Goodman.

[PICTURE - Stack of button down shirts next to a stack of books, both encircled by text.]

[SET IN CIRCLE - building on strong franchises - maintaining long-term horizon
                 -----------------------------   -----------------------------
- exploring new opportunities]
  ---------------------------

HARCOURT GENERAL



CREATING LASTING VALUE
----------------------
As we manage our existing core businesses, we continue to search for acquisition opportunities with a patient, disciplined approach. A healthy balance sheet and substantial borrowing capacity provide ample resources to take advantage of the right opportunity.

BUILDING ON STRONG FRANCHISES
The imprints of Harcourt Brace and the brands of The Neiman Marcus Group are all strong franchises within their respective marketplaces -- franchises with strong consumer identities that are associated with quality, integrity and superior customer service. Our reinvestment programs are designed to protect and build upon those franchises, adding to their value for shareholders. MAINTAINING LONG-TERM HORIZON
The ability and willingness to think and act long-term is critical to our success. Corporate actions which have created substantial and lasting shareholder value, such as the sale of our soft drink bottling business in 1989 and the acquisition of Harcourt Brace in 1991, would not have been possible if quarterly or annual earnings targets took precedence over longer term value creation objectives.
EXPLORING NEW OPPORTUNITIES
Our search for new opportunities is active, and our horizons are wide. As owner-managers, our goals are firmly in line with our shareholders. We seek to create value, not growth for its own sake. Our approach is disciplined and value-oriented. We are patient, a particularly important virtue in the current environment of highly inflated prices. Over time, we will uncover opportunities that meet our goals.

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

As we pursue this mission we are guided by the following important values:
- We will maintain an uncompromising commitment to quality and the highest levels of customer service in all our businesses and endeavors.
- We will adhere to the highest levels of integrity and ethical standards in dealing with all constituencies, including customers, suppliers and employees.
- We will aspire to achieve a leadership position in every one of our operating businesses.
- Our management decisions will emphasize long-term benefits to the value of our businesses, not short-term gains. We will employ capable, motivated people; follow sound management practices; utilize new technology efficiently; and reinvest earnings and new capital as required to grow our businesses and maintain the Corporation's financial health.
- We will strive to maximize the potential of all employees and maintain a professionally challenging work environment.
- We will be socially responsible and provide financial and human resource support for worthwhile causes, especially in those communities in which we operate.


FINANCIAL CONTENTS

   23   Management's Discussion & Analysis of Financial Condition
        and Results of Operations
   27   Consolidated Statements of Earnings
   28   Consolidated Balance Sheets
   30   Consolidated Statements of Cash Flows
   31   Consolidated Statements of Shareholders' Equity
   32   Notes to Consolidated Financial Statements
   43   Independent Auditors' Report
   44   Five Year Summary
   45   Directors and Officers
   46   Shareholder Information

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
---------------------------------------------------------
AND RESULTS OF OPERATIONS
-------------------------

SEGMENT OPERATING RESULTS

Results have been restated to reflect the Company's insurance and theatre businesses and The Neiman Marcus Group's Contempo Casuals business as discontinued operations. The following table presents revenues and operating earnings by continuing business segment:

Years ended October 31                  1995        1994        1993
------------------------------------------------------------------------
(In thousands)
REVENUES
  Publishing                         $1,017,637   $  919,498  $  944,545
  Specialty retailing                 1,888,249    1,789,461   1,667,825
  Professional services                 128,850      141,818     146,252
                                     -----------------------------------
  Total revenues                     $3,034,736   $2,850,777  $2,758,622
                                     -----------------------------------

OPERATING EARNINGS
  Publishing                         $  177,531   $  165,436  $  142,177
  Specialty retailing                   161,698      157,713     134,302
  Professional services                  13,062       22,072      28,395
  Corporate expenses                    (34,395)     (35,081)    (46,932)
                                     -----------------------------------
  Total operating earnings           $  317,896   $  310,140  $  257,942
------------------------------------------------------------------------

OPERATING RESULTS 1995 VS. 1994

Earnings from continuing operations were $177.6 million or $2.31 per share in 1995 compared to $147.3 million or $1.84 per share in 1994. The improved earnings in 1995 resulted from higher publishing and specialty retailing earnings, partially offset by lower professional services earnings. Higher investment income also contributed to the earnings increase. The 1995 earnings per share amount includes the effect of the purchase of approximately 5.4 million shares of the Company's common stock through a "Dutch Auction" tender offer in April 1995.

PUBLISHING

Publishing revenues in 1995 increased 10.7% to $1.02 billion from $919.5 million in the previous year. Significant increases were achieved at the Company's educational and scientific, technical, medical and professional
(STMP) groups. These improvements in 1995 were partially offset by lower international group revenues. Educational group revenue gains resulted primarily from sales of elementary products in reading, mathematics and science, and testing programs, while STMP revenues increased principally because of higher journal sales at both Academic Press and WB Saunders.

The publishing segment had operating earnings of $177.5 million in 1995, a 7.3% increase from $165.4 million in 1994. Significant operating earnings gains at the educational group and a slight increase at the STMP group were partially offset by lower international group earnings. Overall, operating margins were negatively affected by increased costs of paper, prepublication amortization and fulfillment.

SPECIALTY RETAILING

Specialty retailing revenues in 1995 increased 5.5% to $1.89 billion from $1.79 billion in 1994. The higher revenues were a result of increased transaction volume and a higher average sale amount at both Neiman Marcus Stores and Bergdorf Goodman. Revenues at NM Direct were essentially at compared to 1994.

Operating earnings from specialty retailing increased 2.5% to $161.7 million in 1995 from $157.7 million in 1994. Increased earnings in 1995 at Neiman Marcus Stores and Bergdorf Goodman were partially offset by lower NM Direct earnings. Both Neiman Marcus Stores and Bergdorf Goodman improved gross profit as a result of increased transaction volume and higher average sale amounts, partially offset by higher markdowns. Lower NM Direct earnings were principally due to reduced demand for apparel and higher paper and postage costs. Due to deflation in NMG's LIFO index in 1995, NMG recognized a credit of $10.4 million, which had the effect of improving gross profit. In 1994, the impact of the LIFO method of accounting reduced gross profit by $2.4 million.

The securitization of NMG's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $7.1 million in 1995. Finance charge income in future periods will also be reduced.

                                     23  Harcourt General, Inc. and Subsidiaries

PROFESSIONAL SERVICES
Revenues from the professional services segment decreased 9.1% to $128.9 million in 1995 from $141.8 million in 1994. The decrease was a result of reduced prices for outplacement services, reflecting an increasingly competitive marketplace.

Operating earnings for the professional services segment decreased 40.8% to $13.1 million in 1995 compared with $22.1 million in 1994. The decrease was primarily due to lower margins that have resulted from increased competition.

CORPORATE EXPENSES
Corporate expenses decreased 2.0% to $34.4 million in 1995 compared to $35.1 million in 1994, primarily due to lower professional fees.

INVESTMENT INCOME
Investment income increased $25.7 million to $39.9 million in 1995 from $14.2 million in the previous year. The increase was due to a larger portfolio balance as a result of the sale of the Company's insurance business in October 1994 and a higher rate of return on portfolio assets.

INTEREST EXPENSE
Interest expense increased 2.9% to $88.7 million in 1995 from $86.2 million in 1994. The increase was primarily the result of higher interest rates on NMG bank debt.

INCOME TAXES
The Company's effective income tax rate was 34.0% in 1995, compared to 38.2% in 1994. The decrease in the rate was due to settlements of prior years' state and federal tax returns, and lower state and foreign taxes.

DISCONTINUED OPERATIONS
The loss from discontinued operations of $11.7 million in 1995 included $1.8 million of after-tax Contempo Casuals operating losses and an after-tax loss on disposal of $9.9 million. In 1994, earnings from discontinued operations included after-tax earnings of $37.1 million related to the Company's insurance business, an after-tax gain of $8.0 million on the sale of the insurance business, $35.0 million related to the settlement of certain tax matters associated with the sale of the Company's soft drink bottling business in 1989 and an after-tax loss from Contempo Casuals operations of $49.8 million, which included an after-tax restructuring charge of $28.1 million.

OPERATING RESULTS 1994 VS. 1993

Earnings from continuing operations were $147.3 million or $1.84 per share in 1994 compared to $127.9 million or $1.60 per share in 1993.

PUBLISHING
Publishing revenues decreased 2.7% in 1994 to $919.5 million compared to $944.5 million in 1993. The anticipated decline in revenues following a strong 1993 performance was primarily the result of decreased elementary and secondary publishing orders due to state textbook purchase schedules. Offsetting the decreases in educational publishing sales were increases in scientific, technical, medical and professional (STMP) group revenues resulting from strong domestic and international sales of books and periodicals.

Despite the decline in revenues, the publishing business achieved a 16.4% improvement in operating earnings. Publishing operating earnings were $165.4 million in 1994, compared to $142.2 million in 1993. Lower prepublication amortization costs and decreased marketing expenses in the educational publishing group, along with improved operating earnings from higher revenues in the STMP group, contributed to the increase.

SPECIALTY RETAILING
Revenues from specialty retailing increased 7.3% in 1994 to $1.79 billion from $1.67 billion in 1993. The increase resulted from comparable store increases at both Neiman Marcus Stores and Bergdorf Goodman, as well as higher revenues at NM Direct.

Operating earnings from specialty retailing were $157.7 million in 1994 compared to $134.3 million in 1993. The increase was primarily due to the higher revenues.

Harcourt General, Inc. and Subsidiaries  24

PROFESSIONAL SERVICES
Revenues from the professional services segment decreased 3.0% to $141.8 million in 1994 from $146.3 million in 1993. The decrease was a result of lower group sales, principally attributable to two major corporate accounts that contributed significantly less revenues in 1994 compared to 1993.

Operating earnings for the professional services segment were $22.1 million in 1994 compared with $28.4 million in 1993. The 22.3% decrease was the result of reduced group sales and operating expenses at levels comparable to the previous year.

CORPORATE EXPENSES
Corporate expenses decreased 25.3%, or $11.9 million, to $35.1 million in 1994. The decrease was the result of effective cost controls across substantially all administrative groups as well as lower employee benefit costs, professional fees and one-time charges related to corporate activities as compared to 1993.

INVESTMENT INCOME
Investment income remained essentially unchanged at $14.2 million, compared to $14.1 million in 1993. Slightly lower invested balances were offset by slightly higher rates of return.

INTEREST EXPENSE
Interest expense increased $1.6 million to $86.2 million in 1994. The increase resulted from higher interest rates and increased borrowings under the NMG credit agreements.

INCOME TAXES
The Company's effective income tax rate was approximately 38% in both 1994 and 1993.

DISCONTINUED OPERATIONS
Earnings from discontinued operations in 1994 included after-tax earnings related to the Company's insurance business of $37.1 million, an after-tax gain of $8.0 million on the sale of the insurance business, $35.0 million related to the settlement of certain tax matters associated with the sale of the Company's soft drink bottling business in 1989, and an after-tax loss from Contempo Casuals of $49.8 million. The 1993 earnings from discontinued operations included after-tax earnings from insurance of $46.0 million, after-tax theatre earnings of $5.8 million and an after-tax loss from Contempo Casuals of $8.4 million.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in the Company's consolidated statements of cash flows.

Cash provided by continuing operating activities in 1995 was $308.3 million compared to $193.5 million in 1994. The cash provided by the Company's operations was more than sufficient to fund working capital, capital expenditures and dividend requirements.

The most significant changes in working capital were increases in inventories of $54.4 million and accounts receivable of $38.3 million, which were partially offset by a $26.0 million increase in accounts payable and accrued liabilities.

Investing activities in 1995 included capital expenditures of $220.1 million, the purchase of $243.1 million of short-term investments and business acquisitions of $42.5 million.

Publishing capital expenditures in 1995 totaled $122.7 million and were principally related to prepublication costs. Capital expenditures for the publishing business are expected to approximate $150.0 million in fiscal 1996.

Specialty retailing capital expenditures in 1995 totaled $93.5 million and primarily related to the construction of three new stores and a national distribution center and the renovation of several existing stores. In August 1995, the Company opened a new Neiman Marcus store in Short Hills, New Jersey. Additionally, the Company expects to open new stores in King of Prussia, Pennsylvania in the spring of 1996 and Paramus, New Jersey in the fall of 1996. Completion of the distribution center is planned by the spring of 1996.
Capital expenditures for NMG are currently estimated at $100.0 million in fiscal 1996.

The Company's short-term investments are highly liquid and consist of high quality commercial paper, certificates of deposit, corporate debt securities and U.S. Government securities.

Financing activities primarily reflect the purchase of approximately 5.4 million shares of the Company's common stock for $220.0 million through a "Dutch Auction" tender offer, $47.7 million of dividend payments,

                                     25  Harcourt General, Inc. and Subsidiaries
additional borrowings of $17.1 million under NMG's revolving credit agreements and a $246.0 million securitization of NMG's credit card receivables. In March 1995, NMG sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for certificates representing an undivided interest in such receivables. Certificates representing an undivided interest in $246.0 million of these receivables were sold to third parties in a public offering of $225.0 million 7.60% Class A certificates and $21.0 million 7.75% Class B certificates. NMG used the proceeds from this offering to pay down existing debt. NMG's subsidiary will retain the remaining undivided interest in the receivables not represented by the Class A and Class B certificates. A portion of that interest is subordinated to the Class A and Class B certificates. NMG will continue to service all receivables for the trust.

NMG also eliminated its quarterly cash dividend on common stock beginning with its third quarter of fiscal 1995. Elimination of this dividend will conserve approximately $7.6 million of NMG's cash annually.

At October 31, 1995, the Company's consolidated long-term debt totaled $959.9 million. That amount included $271.1 million of NMG debt, which is not guaranteed by Harcourt General.

In addition to its funded debt, the Company has significant lease commitments which require cash outflows. Lease payments from continuing operations totaled $80.3 million in 1995, and minimum lease payments in 1996 are expected to be at comparable levels.

Between October 31, 1995 and November 30, 1995, the Company purchased approximately 1.1 million shares of its common stock at an average price of approximately $39.40 per share and approximately 0.8 million shares of NMG common stock at $18.75 per share.

The Company believes its financial resources are more than sufficient to meet its foreseeable cash requirements.

SEASONALITY

The Company's businesses are seasonal in nature. More than one-half of the Company's annual operating earnings are historically generated in the third quarter of its fiscal year since that quarter includes the important educational publishing selling season.

Conversely, second quarter operating earnings have historically been minimal during a period when publishing revenues are at their lowest level, and that business segment typically reports operating losses. Those losses partially offset retail earnings, which have historically been at their highest point since the Company's second quarter includes NMG's holiday selling season.

IMPACT OF INFLATION

The Company's financial statements are prepared on a historical cost basis under generally accepted accounting principles. The Company uses the last-in, first-out (LIFO) method of accounting for substantially all of its inventories. Thus, the cost of goods sold approximates current cost.

The Company adjusts selling prices to maintain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices is not material to the financial position or results of operations of its business segments.

DIVIDENDS

The Company has a long-standing policy of returning a portion of its earnings and cash flow to shareholders through the payment of cash dividends. In September 1995, the Board of Directors voted to increase the quarterly cash dividend on the Common Stock to 17 cents per share. The Board also increased the quarterly cash dividend on the Series A Stock to 19.45 cents per share and on the Class B Stock to 15.30 cents per share.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 1995. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), which is effective for transactions entered into in fiscal years that begin after December 15, 1995. SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans. The effect of adopting both of these standards is not expected to be material to the Company's financial position or results of operations.



Harcourt General, Inc. and Subsidiaries             26


CONSOLIDATED STATEMENTS OF EARNINGS
-----------------------------------




Years ended October 31                                      1995           1994           1993
==============================================================================================
(In thousands except for per share amounts)
Revenues                                              $3,034,736     $2,850,777     $2,758,622
Costs applicable to revenues                           1,765,090      1,656,525      1,571,650
Selling, general and administrative expenses             917,355        849,031        882,098
Corporate expenses                                        34,395         35,081         46,932
                                                      ----------------------------------------
  OPERATING EARNINGS                                     317,896        310,140        257,942

Investment income                                         39,945         14,239         14,072
Interest expense                                         (88,735)       (86,219)       (84,585)
Other income, net                                             --                        18,303
                                                      ----------------------------------------
  EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                    269,106        238,160        205,732

Income tax expense                                       (91,496)       (90,885)       (77,876)
                                                      ----------------------------------------
  EARNINGS FROM CONTINUING OPERATIONS                    177,610        147,275        127,856

  EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS, NET      (11,727)        30,257         43,477
                                                      ----------------------------------------
  NET EARNINGS                                        $  165,883     $  177,532     $  171,333
----------------------------------------------------------------------------------------------

AMOUNTS PER SHARE OF COMMON STOCK
  Earnings from continuing operations                 $     2.31     $     1.84     $     1.60
  Earnings (loss) from discontinued operations              (.15)           .38            .55
                                                      ----------------------------------------
  NET EARNINGS                                        $     2.16     $     2.22     $     2.15
==============================================================================================

See notes to consolidated financial statements




                        27               Harcourt General, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
---------------------------


October 31                                               1995               1994
================================================================================
(In thousands)
A S S E T S
  CURRENT ASSETS
    Cash and equivalents                           $  363,750         $  819,659
    Short-term investments                            243,073                 --
    Accounts receivable, net                          372,700            578,575
    Inventories                                       495,222            466,177
    Deferred income taxes                              79,083             90,501
    Other current assets                               55,970             66,096
                                                   -----------------------------
    TOTAL CURRENT ASSETS                            1,609,798          2,021,008
                                                   =============================

  PROPERTY AND EQUIPMENT
    Land, buildings and improvements                  496,660            496,424
    Fixtures and equipment                            330,602            328,235
                                                   -----------------------------
                                                      827,262            824,659
    Less accumulated depreciation and amortization   (286,915)          (302,989)
                                                   -----------------------------
    TOTAL PROPERTY AND EQUIPMENT, NET                 540,347            521,670
                                                  ==============================

  OTHER ASSETS
    Prepublication costs, net                         164,449            164,160
    Intangible assets, net                            442,566            422,566
    Other                                             127,176            112,960
                                                   -----------------------------
    TOTAL OTHER ASSETS                                734,191            699,686
                                                   =============================

    TOTAL ASSETS                                   $2,884,336         $3,242,364
================================================================================

See notes to consolidated financial statements


Harcourt General, Inc. and Subsidiaries           28

October 31                                                                             1995              1994
=============================================================================================================
(In thousands)
L I A B I L I T I E S
  CURRENT LIABILITIES
    Notes payable and current maturities of long-term liabilities                $   55,484        $  119,529
    Accounts payable                                                                284,481           273,098
    Accrued liabilities                                                             334,479           363,333
    Taxes payable                                                                    58,104            71,209
    Other current liabilities                                                        52,423            47,835
                                                                                 ----------------------------
    TOTAL CURRENT LIABILITIES                                                       784,971           875,004
                                                                                 ============================

  LONG-TERM LIABILITIES
    Notes and debentures                                                            749,008           915,464
    Other long-term liabilities                                                     210,846           207,877
                                                                                 ----------------------------
    TOTAL LONG-TERM LIABILITIES                                                     959,854         1,123,341
                                                                                 ============================

  DEFERRED INCOME TAXES                                                             198,398           196,664
                                                                                 ============================

  COMMITMENTS AND CONTINGENCIES

S H A R E H O L D E R S '   E Q U I T Y
  PREFERRED STOCK
    Series A Cumulative Convertible -- $1 par value
    Issued and outstanding -- 1,210 and 1,453 shares                                  1,210             1,453
  COMMON STOCKS
    Class B Stock  $1 par value
    Issued and outstanding -- 20,802 and 21,444 shares                               20,802            21,444
    Common Stock -- $1 par value
    Issued and outstanding -- 51,897 and 56,443 shares                               51,897            56,443
  PAID-IN CAPITAL                                                                   727,285           726,505
  CUMULATIVE TRANSLATION ADJUSTMENTS                                                 (5,166)           (4,710)
  RETAINED EARNINGS                                                                 145,085           246,220
                                                                                 ----------------------------
    TOTAL SHAREHOLDERS' EQUITY                                                      941,113         1,047,355
                                                                                 ============================
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $2,884,336        $3,242,364
=============================================================================================================

See notes to consolidated financial statements

                         29              Harcourt General, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------



YEARS ENDED OCTOBER 31                                                         1995           1994           1993
=================================================================================================================
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
  Earnings from continuing operations                                     $ 177,610      $ 147,275      $ 127,856
  Adjustments to reconcile earnings from continuing
    operations to net cash provided by operating activities:
    Depreciation and amortization                                           175,737        149,973        154,740
    Other income                                                                 --             --        (20,755)
    Deferred income taxes                                                    13,152        (38,909)        13,145
    Other                                                                     4,183         10,932         19,566
    Changes in assets and liabilities:
      Accounts receivable                                                   (38,259)       (86,499)      (105,218)
      Inventories                                                           (54,376)       (30,291)       (61,870)
      Other current assets                                                    4,302          6,870        (11,746)
      Accounts payable and accrued liabilities                               25,974         34,187         88,246
                                                                          ---------------------------------------
                                                                            308,323        193,538        203,964
    Discontinued operating activities                                        (3,410)        (3,721)        49,799
                                                                          ---------------------------------------
    Net cash provided by operating activities                               304,913        189,817        253,763
                                                                          =======================================

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures                                                   (220,053)      (196,160)      (159,860)
    Purchase of short-term investments                                     (243,073)            --             --
    Proceeds from sale of insurance business                                     --        410,432             --
    Acquisitions                                                            (42,490)       (36,215)            --
    Other investing activities                                                1,441         (9,570)        (2,057)
                                                                          ---------------------------------------
                                                                           (504,175)       168,487       (161,917)
    Discontinued operations investing activities                                 --             --        (82,984)
                                                                          ---------------------------------------
    Net cash provided (used) by investing activities                       (504,175)       168,487       (244,901)
                                                                          =======================================
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from borrowing                                                  17,065         73,800         77,200
    Repayment of debt                                                      (247,431)       (30,325)        (6,500)
    Repurchase of Common Stock                                             (224,827)            --             --
    Proceeds from receivables securitization                                245,965             --             --
    Dividends paid                                                          (47,730)       (47,183)       (43,997)
    Other equity transactions                                                   311         (1,862)           632
                                                                          ---------------------------------------
    Net cash provided (used) by financing activities                       (256,647)        (5,570)        27,335
                                                                          =======================================
CASH AND EQUIVALENTS
    Increase (decrease) during the year                                    (455,909)       352,734         36,197
    Beginning balance                                                       819,659        466,925        430,728
                                                                          ---------------------------------------
    ENDING BALANCE                                                        $ 363,750      $ 819,659      $ 466,925
=================================================================================================================

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
 Cash payments for:
     Interest                                                             $  88,637      $  82,409      $  82,280
     Income taxes                                                         $  75,222      $  56,821      $  84,087
 Non-cash items:
     Tax settlement in discontinued operations                            $      --      $  35,000      $      --

See notes to consolidated financial statements

Harcourt General, Inc. and Subsidiaries                      30

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-----------------------------------------------



                                                                                          Cumulative
                                                Common     Series A        Paid-in       Translation          Retained
                                                Stocks        Stock        Capital       Adjustments          Earnings
======================================================================================================================
(In thousands)
  BALANCE AT OCTOBER 31, 1992                  $76,292       $2,890      $ 860,133           $(3,409)        $ (11,465)

Net earnings                                                     --                               --           171,333
Cash dividends paid                                 --           --             --                --           (43,997)
Conversion of Series A Stock                       894         (894)            --                --                --
Translation adjustments                             --           --             --            (2,115)               --
Other equity transactions, net                     121           --          1,795                --                --
                                               -----------------------------------------------------------------------

  BALANCE AT OCTOBER 31, 1993                   77,307        1,996        861,928            (5,524)          115,871

Net earnings                                        --           --             --                --           177,532
Cash dividends paid                                 --           --             --                --           (47,183)
Conversion of Series A Stock                       543         (543)            --                --                --
Translation adjustments                             --           --             --               814                --
Spinoff of theatre operations                       --           --       (135,804)               --                --
Other equity transactions, net                      37           --            381                --                --
                                               -----------------------------------------------------------------------

  BALANCE AT OCTOBER 31, 1994                   77,887        1,453        726,505            (4,710)          246,220

Net earnings                                        --           --             --                --           165,883
Cash dividends paid                                 --           --             --                --           (47,730)
Conversion of Series A Stock                       243         (243)            --                --                --
Repurchase of Common Stock                      (5,539)          --             --                --          (219,288)
Translation adjustments                             --           --             --              (456)               --
Other equity transactions, net                     108           --            780                --                --
                                               -----------------------------------------------------------------------

  BALANCE AT OCTOBER 31, 1995                  $72,699       $1,210      $ 727,285           $(5,166)        $ 145,085
======================================================================================================================

See notes to consolidated financial statements


                       31               Harcourt General, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


/1/ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Harcourt General, Inc. (the Company or Harcourt General) and its majority-owned subsidiaries.
The consolidated financial statements of The Neiman Marcus Group, Inc. (NMG) are consolidated with a lag of one fiscal quarter. All significant intercompany accounts and transactions have been eliminated.

CASH AND EQUIVALENTS

Cash and equivalents consisted of cash and liquid debt instruments such as commercial paper and certificates of deposit with maturities of three months or less from the date of purchase. Cash and equivalents are stated at cost plus accrued interest, which approximates market value. The Company's practice is to invest cash with financial institutions that have acceptable credit ratings and to limit the amount of credit exposure to any one financial institution.

SHORT-TERM INVESTMENTS

Short-term investments, which consisted of commercial paper, certificates of deposit, corporate debt securities and U.S. Government securities, are carried at cost plus accrued interest, which approximates fair value.

ACCOUNTS RECEIVABLE

Certain publications are sold to customers with a right of return. Revenues from such sales represent gross sales less a provision for future returns. Returned goods included in inventory are valued at estimated realizable value not exceeding cost.

Accounts receivable are reported net of both an allowance for book returns of $49.4 million in 1995 and $49.1 million in 1994 and an allowance for doubtful accounts of $22.5 million in 1995 and $26.4 million in 1994.

INVENTORIES

Inventories are stated at the lower of cost or market. All domestic publishing inventories are valued using the last-in, first-out (LIFO) method. Substantially all retail inventories are valued using the retail method on a LIFO basis. If the FIFO method of inventory valuation had been used to value inventory, the inventories would have been $14.2 million and $24.6 million higher than reported at October 31, 1995 and October 31, 1994, respectively.

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

PREPUBLICATION COSTS

Prepublication costs are amortized using the sum-of-the-years-digits method over the estimated useful lives of the publications, not exceeding five years.

INTANGIBLE ASSETS

Intangible assets represent trademarks and goodwill. Amortization is provided on a straight-line method over the estimated useful lives of these assets, not exceeding forty years.

INCOME TAXES

Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes.

RECEIVABLES AND FINANCE CHARGE INCOME

NMG's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $55.9 million in 1995, $54.3 million in 1994 and $36.3 million in 1993. The securitization of NMG's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $7.1 million in 1995. Finance charge income in future periods will also be reduced (See Note 13).

Credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Collateral is not required as a condition of extending credit, but credit evaluation of customers' financial position is performed. The Company maintains reserves for potential credit losses.




Harcourt General, Inc. and Subsidiaries             32

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
Earnings per common share is based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year. Weighted average shares outstanding amounted to 76.8 million in 1995, 79.8 million in 1994 and 79.6 million in 1993.

Earnings per common and common equivalent share, assuming full dilution, have not been presented because the dilutive effect is not material.

CHANGES IN PRESENTATION
Certain prior year amounts have been reclassified to conform to the current year presentation and to reflect as discontinued operations the sale of Contempo Casuals in fiscal 1995, the sale of the Company's insurance operations in fiscal 1994 and the spinoff of the theatre operations in fiscal 1993.

/2/ DISCONTINUED OPERATIONS

Discontinued operations consisted of the following:

Years ended October 31                                           1995           1994           1993
-----------------------------------------------------------------------------------------------------
(In thousands)
Loss from Contempo Casuals operations,
  net of income tax benefits of $1,300, $36,000 and $6,100    $ (1,854)       $(49,755)       $(8,402)
Loss on disposal of Contempo Casuals,
  net of income tax benefit of $7,100                           (9,873)           --             --
Earnings from insurance operations,
  net of income taxes of $20,844 and $24,835                      --            37,056         46,036
Gain on sale of insurance operations,
  net of income taxes of $4,475                                   --             7,956           --
Tax settlements                                                   --            35,000           --
Earnings from theatre operations,
  net of income taxes of $6,958                                   --              --           10,503
Theatre spinoff transaction expenses                              --              --           (4,660)
                                                               -------         -------         ------
EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS                  $(11,727)       $ 30,257        $43,477
                                                              ========        ========        =======
-----------------------------------------------------------------------------------------------------

CONTEMPO CASUALS OPERATIONS
On June 30, 1995, NMG sold its Contempo Casuals subsidiary to The Wet Seal, Inc. (Wet Seal) for approximately 250,000 shares of Wet Seal Class A Common Stock and $100,000 in cash. Contempo operates a chain of retail stores which sells moderately priced fashion apparel and accessories primarily for young women. Revenues related to the discontinued Contempo Casuals operations were $207.2 million in 1995, $303.4 million in 1994 and $349.1 million in 1993.

INSURANCE OPERATIONS
In October 1994, the Company sold its insurance businesses to an affiliate of General Electric Capital Corporation for $410.4 million in cash. Revenues applicable to discontinued insurance operations were $485.8 million in 1994 and $548.0 million in 1993.

THEATRE OPERATIONS
In December 1993, the Company completed the spinoff of its theatre operations in a tax-free distribution to its shareholders. Revenues applicable to discontinued theatre operations were $495.0 million in 1993. The newly created company is named GC Companies, Inc. (GCC). In connection with the distribution, GCC and Harcourt General entered into various agreements which govern their ongoing relationship, including a Reimbursement and Security Agreement, an Intercompany Services Agreement, a Tax Agreement and certain subleases.

Under the Intercompany Services Agreement, Harcourt General provided certain management, accounting, financial, legal, tax and other corporate services to GCC. The fees for these services, which totaled $3.1 million in fiscal 1995 and $1.7 million in fiscal 1994, were based on Harcourt General's costs. This agreement was modified effective November 1, 1995 to reduce the level of services which Harcourt General will provide to GCC. These services will include the services of Harcourt General's Chairman and Group Vice President and such additional corporate services as the Chief Executive Officers of the Company and GCC determine. The Company's Chairman continues to serve as the Chairman and Chief Executive Officer of GCC and the Group Vice President of the Company now serves as President and Chief Operating Officer of GCC. The fees payable to Harcourt General by GCC have been and will continue to be subject to the approval of a committee of directors of GCC who are not affiliated with Harcourt General.

                                      33 Harcourt General, Inc. and Subsidiaries

TAX SETTLEMENTS
The Company recognized $35.0 million of tax benefits in fiscal 1994 for various federal and state tax settlements relating to the Company's soft drink bottling business, which was sold in 1989.

/3/  DESCRIPTION OF CONTINUING OPERATIONS

PUBLISHING
Harcourt Brace & Company (Harcourt Brace) publishes textbooks and other materials for elementary and secondary schools and colleges, as well as scientific, technical, medical and professional books and journals, fiction, non-fiction, and children's books. Harcourt Brace also publishes and scores tests that measure individual aptitude and competency and conducts bar examination and accounting accreditation review courses.

SPECIALTY RETAILING
NMG operates three specialty retail businesses: Neiman Marcus Stores, NM Direct and Bergdorf Goodman. Neiman Marcus Stores operates 28 stores in 15 states and the District of Columbia; Bergdorf Goodman operates two stores in New York City; and NM Direct operates NMG's mail order business, providing both apparel and home items through its various mail order catalogues.

PROFESSIONAL SERVICES
Drake Beam Morin provides human resources management consulting services such as career transition, outplacement and other consulting services to organizations and individuals worldwide.


ADDITIONAL FINANCIAL INFORMATION

Years ended October 31                     1995           1994           1993
--------------------------------------------------------------------------------
(In thousands)
REVENUES
  Publishing                           $1,017,637     $  919,498    $  944,545
  Specialty retailing                   1,888,249      1,789,461     1,667,825
  Professional services                   128,850        141,818       146,252
                                       ---------------------------------------
  TOTAL REVENUES                       $3,034,736     $2,850,777    $2,758,622
                                       =======================================
OPERATING EARNINGS
  Publishing                           $  177,531     $  165,436    $  142,177
  Specialty retailing                     161,698        157,713       134,302
  Professional services                    13,062         22,072        28,395
  Corporate expenses                      (34,395)       (35,081)      (46,932)
                                       ---------------------------------------
  TOTAL OPERATING EARNINGS             $  317,896     $  310,140    $  257,942
                                       =======================================
IDENTIFIABLE ASSETS
  Publishing                           $  922,629     $  842,850    $  739,746
  Specialty retailing                   1,191,085      1,408,238     1,362,657
  Professional services                    58,810         69,562        55,973
  Corporate                               711,812        921,714       973,031
                                       ---------------------------------------
  TOTAL IDENTIFIABLE ASSETS            $2,884,336     $3,242,364    $3,131,407
                                       =======================================
CAPITAL EXPENDITURES
  Publishing                           $  122,669     $  122,761    $   92,864
  Specialty retailing                      93,514         65,074        56,325
  Professional services                     3,799          6,910         4,813
  Corporate                                    71          1,415         5,858
                                       ---------------------------------------
  TOTAL CAPITAL EXPENDITURES           $  220,053     $  196,160    $  159,860
                                       =======================================
DEPRECIATION AND AMORTIZATION
  Publishing                           $  120,331     $   94,879    $  104,603
  Specialty retailing                      48,397         47,712        44,511
  Professional services                     4,412          4,006         3,036
  Corporate                                 2,597          3,376         2,590
                                       ---------------------------------------
  TOTAL DEPRECIATION AND AMORTIZATION  $  175,737     $  149,973    $  154,740
                                       =======================================

Harcourt General, Inc. and Subsidiaries  34

/4/ INTANGIBLE ASSETS


Intangible assets consisted of the following:

October 31                                          1995           1994
---------------------------------------------------------------------------
(In thousands)
Goodwill                                        $ 465,500        $431,645
Trademarks                                         73,000          73,000
Other                                              15,351          17,492
                                                -------------------------
  TOTAL                                           553,851         522,137
Accumulated amortization                         (111,285)        (99,571)
                                                -------------------------
  TOTAL                                         $ 442,566        $422,566
                                                =========================
----------------------------------------------------------------------------

During the past two years, the Company has acquired several publishing related companies. The results of operations from these acquired entities are reflected in the Company's statements of earnings from the date of acquisition. Cash paid for acquisitions amounted to approximately $42.5 million in 1995 and $36.2 million in 1994.

Amortization expense was $17.2 million in 1995, $14.5 million in 1994 and $14.0 million in 1993.

/5/ THE NEIMAN MARCUS GROUP, INC.

The Company owns approximately 22.3 million shares of NMG Common Stock, all 500,000 outstanding shares of NMG's 9-1/4% Cumulative Redeemable Preferred Stock (9-1/4% Preferred Stock) and all 1.0 million outstanding shares of NMG's 6% Cumulative Convertible Preferred Stock (6% Preferred Stock). In November 1995, the Company acquired an additional 831,400 shares of NMG Common Stock in a privately negotiated transaction at $18.75 per share. On a fully-converted basis, the shares presently owned by the Company represent approximately 67% of the voting power and equity of NMG.

The 6% Preferred Stock is entitled to vote on all matters and is convertible on a per share basis into approximately 8.99 shares of NMG Common Stock, subject to certain antidilution adjustments. The conversion price for the 6% Preferred Stock at October 31, 1995 was approximately $41.70 per share, which was substantially above the $17.125 market price of NMG's Common Stock on October 31, 1995.

The cash flows of NMG are not available to the Company, except through NMG dividend payments.

The Company and NMG are parties to an agreement pursuant to which the Company provides certain management, accounting, financial, legal, tax and other corporate services to NMG. The fees for these services are charged at the Company's cost and are subject to the approval of a committee of directors of NMG who are not affiliated with the Company. This agreement may be terminated by either party on 180 days' notice. Charges to NMG were $6.5 million in 1995, $6.9 million in 1994 and $7.2 million in 1993.

The Company's Chairman of the Board; President and Chief Executive Officer; Senior Vice President and Chief Financial Officer; Senior Vice President and General Counsel, as well as certain other officers of the Company, serve in similar capacities with NMG. The first two named officers also serve as directors of both companies.

                                    35  Harcourt General, Inc. and Subsidiaries

/6/ LONG-TERM LIABILITIES

Long-term liabilities of Harcourt General and NMG at October 31, 1995 and 1994 were as follows:

                              Interest Rate   Maturity      1995      1994
--------------------------------------------------------------------------------
(In thousands)
HARCOURT GENERAL
  Revolving credit agreement     Variable     Dec. 1999  $     --  $       --
  Senior debt                       8.25%     Jun. 2002   149,358     149,291
  Senior debt                       8.88%     Jun. 2022   147,963     147,945
  Subordinated notes                9.38%     Jun. 1997   124,844     124,750
  Subordinated notes                9.50%     Mar. 2000   124,873     124,841
  Other long-term liabilities     Various       Various   145,385     135,775
                                                         --------------------
  TOTAL HARCOURT GENERAL                                  692,423     682,602

NMG
  Revolving credit agreement     Variable     Apr. 2000    70,000     306,000
  Senior notes                      9.89%      May 1996    40,000      40,000
  Senior notes                      9.59%     Aug. 1996    52,000      52,000
  Senior notes                      9.24%     Dec. 1996    40,000      40,000
  Senior notes                   Variable     Dec. 1996    40,000      40,000
  Other long-term liabilities     Various       Various    80,915      82,268
                                                         --------------------
  Total NMG                                               322,915     560,268
Less current maturities                                   (55,484)   (119,529)
                                                         --------------------
  TOTAL LONG-TERM LIABILITIES                            $959,854  $1,123,341
-------------------------------------------------------------------------------

The Company has a revolving credit agreement with 13 banks, pursuant to which the Company may borrow up to $400 million. The agreement, which expires in December 1999, may be terminated by the Company at any time on three business days' notice. The rate of interest payable is determined according to the senior debt rating of the Company and one of four pricing options selected by the Company.

Other long-term liabilities of Harcourt General consist primarily of a liability for postretirement health care benefits and provisions for other employee benefits (See Note 12).

In April 1995, NMG replaced its $300 million revolving credit agreement and its six $25 million revolving credit facilities with a five year, $500 million revolving credit agreement. This agreement, which expires in April 2000, may be terminated at any time on three business days' notice. The rate of interest payable (6.2% at July 29, 1995) varies according to one of four pricing options selected by NMG.

The NMG senior notes have no sinking fund requirements. All fixed rate senior notes may be redeemed at any time at a premium plus accrued interest. The variable rate note bears interest at LIBOR plus 0.7% (6.6% at July 29, 1995) and is adjusted semi-annually.

Other long-term liabilities of NMG consist primarily of certain employee benefit obligations and a liability for certain scheduled rent increases.


The aggregate maturities of all long-term liabilities are as follows:

                                 Harcourt
                                  General          NMG            Total
--------------------------------------------------------------------------------
(In thousands)
1996                            $  3,600        $ 51,900        $ 55,500
1997                             128,500         135,900         264,400
1998                               4,000           4,000           8,000
1999                               3,400           3,700           7,100
2000                             128,200          73,700         201,900
Thereafter                       424,700          53,700         478,400

Certain of Harcourt General's and NMG's loan agreements contain, among other restrictions, provisions limiting the issuance of additional debt and guarantees, the purchase of the Company's capital stock and the payment of dividends. Certain of these loan agreements also require the maintenance of a minimum net worth.

Harcourt General, Inc. and Subsidiaries  36

/7/  SHAREHOLDERS' EQUITY

SERIES A CUMULATIVE CONVERTIBLE STOCK
Each share of Series A Stock is convertible into 1.1 shares of Common Stock and is entitled to a quarterly dividend equal to the quarterly dividend on each share of Common Stock multiplied by 1.1, plus $.0075. Each share of Series A Stock is entitled to a liquidation preference of $5.00 plus any accrued but unpaid dividends. Liquidation proceeds remaining after the satisfaction of such preference and the payment of $4.55 per share of Common Stock would be distributed ratably to the holders of Common Stock and Series A Stock. There were 10,000,000 authorized shares of Series A Stock at October 31, 1995.

CLASS B STOCK AND COMMON STOCK
The Class B Stock is not transferable except to family members and related entities, but is convertible at any time on a share-for-share basis into Common Stock. The holders of Class B Stock are entitled to cash dividends which are 10% lower per share than the cash dividends paid on each share of Common Stock. The Class B Stock and the Common Stock are each entitled to vote separately as a class on charter amendments, mergers, consolidations and certain extraordinary transactions which are required to be approved by shareholders under Delaware law. Under certain circumstances, the holders of Class B Stock have the right to cast 10 votes per share for the election of directors. There were 40,000,000 and 100,000,000 shares of Class B Stock and Common Stock authorized for issuance at October 31, 1995, respectively.

In April 1995, the Company completed a "Dutch Auction" tender offer and repurchased approximately 5.4 million shares of the Company's Common Stock at $40.50 per share. In May 1995, the Company's Board of Directors authorized the purchase of an additional 2.5 million shares of Common Stock in the open market. From October 31, 1995 through November 30, 1995, the Company repurchased approximately 1.1 million shares at an average price of approximately $39.40 per share.

COMMON STOCK INCENTIVE PLANS
The Company has established stock incentive plans which provide for the granting of stock options, stock appreciation rights (SARs), restricted stock and other stock-based awards.

Eligible employees have been granted 10-year options under the 1981 Stock Option Plan and the 1988 Stock Incentive Plan. No further grants may be made under the 1981 plan. There were 1.3 million authorized common shares available for future awards under the 1988 Stock Incentive Plan at October 31, 1995.

Options outstanding at October 31, 1995 were granted at prices (not less than 100% of the fair market value on the date of grant) varying from $15.67 to $33.25 per share and expire between 1996 and 2005. There were 84 employees with options outstanding at October 31, 1995 with a weighted average exercise price of $18.44.

There were 1.8 million shares of Common Stock reserved at October 31, 1995 for issuance upon the exercise of stock options.

The Company has allowed SAR treatment in connection with the exercise of certain options. Optionees allowed SAR treatment surrender an exercisable option for an amount of cash equal to the excess of the market price of the Common Stock at the time of surrender over the option exercise price.


Option activity on the Company's Common Stock was as follows:

Years ended October 31                      1995        1994         1993
--------------------------------------------------------------------------------
Options outstanding - beginning of year   755,712      919,911      918,432
Granted                                    80,150      107,550      105,250
Exercised                                 (86,643)     (33,805)    (131,676)
SAR surrenders                           (197,169)     (68,860)     (32,346)
Cancelled                                  (8,602)    (169,084)     (19,680)
                                          -------      -------      -------
  OPTIONS OUTSTANDING - END OF YEAR       543,448      755,712      839,980
--------------------------------------------------------------------------------
  EXERCISABLE OPTIONS - END OF YEAR       285,860      422,477      452,800
--------------------------------------------------------------------------------

The number of options outstanding and their exercise prices were adjusted pursuant to a formula as a result of the spinoff of GCC. The adjustment increased the number of options outstanding at the beginning of fiscal 1994 by approximately 80,000.

                                     37 Harcourt General, Inc. and Subsidiaries

/8/  INCOME TAXES

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                        1995               1994              1993
Years ended October 31                            Amount     %       Amount     %      Amount     %
-----------------------------------------------------------------------------------------------------
(In thousands)
Statutory tax expense                           $(94,188)  (35)    $(83,356)  (35)    $(72,006)  (35)
State income taxes, net of federal tax effect     (5,932)   (2)      (5,853)   (2)      (5,837)   (3)
Tax credits                                          106    --          193    --          704    --
Dividends received exclusion                       1,893     1        2,042     1        1,646     1
Foreign tax rate differentials                       501    --          265    --          310    --
Permanent items                                   (3,563)   (1)      (3,069)   (1)      (1,734)   (1)
Change in valuation allowance                      7,187     2          --     --          --     --
Capital gains, settlements and other               2,500     1       (1,107)   (1)        (959)   --
                                                -----------------------------------------------------
INCOME TAX EXPENSE FROM CONTINUING OPERATIONS   $(91,496)  (34)    $(90,885)  (38)    $(77,876)  (38)
-----------------------------------------------------------------------------------------------------


Income tax expense was as follows:

Years ended October 31                1995             1994             1993
--------------------------------------------------------------------------------
(In thousands)
CURRENT
  Federal                           $70,696          $65,681          $68,138
  State                               8,249            9,329            6,304
DEFERRED
  Federal                            11,674           16,199            2,244
  State                                 877             (324)           1,190
                                    --------------------------------------------
  INCOME TAX EXPENSE                $91,496          $90,885          $77,876
--------------------------------------------------------------------------------

Significant components of the net deferred tax liabilities stated on a gross basis were as follows:

October 31                                                   1995      1994
--------------------------------------------------------------------------------
(In thousands)
GROSS DEFERRED TAX ASSETS
Accrued liabilities and reserves                           $ 85,534  $ 97,026
Employee benefits                                            33,871    32,278
Postretirement health care benefits                          37,606    37,001
Inventories                                                  26,387    28,225
Difference in basis of assets acquired                       35,585    42,772
                                                           ------------------
Total gross deferred tax assets                             218,983   237,302
Valuation allowance                                         (18,351)  (25,538)
                                                           ------------------
NET DEFERRED TAX ASSETS                                     200,632   211,764

GROSS DEFERRED TAX LIABILITIES
Property, equipment, prepublication costs and intangibles   142,625   147,170
Pension and employee benefits accrual                        19,744    21,340
Difference in basis of assets acquired                      124,072   124,072
Accrued liabilities and reserves                             33,506    25,345
                                                           ------------------
Total gross deferred tax liabilities                        319,947   317,927
                                                           ------------------
NET DEFERRED TAX LIABILITIES                               $119,315  $106,163

/9/ INVESTMENT AND OTHER INCOME

Investment income consisted of the following:

Years ended October 31                    1995         1994         1993
--------------------------------------------------------------------------------
(In thousands)
Interest income                         $31,492      $ 5,510      $ 7,139
Dividend income                           8,453        8,729        6,933
                                        ---------------------------------
TOTAL INVESTMENT INCOME                 $39,945      $14,239      $14,072
--------------------------------------------------------------------------------

Harcourt General, Inc. and Subsidiaries  38

When NMG was formed as part of the restructuring of Carter Hawley Hale Stores, Inc. (CHH) in 1987, NMG and CHH entered into a variety of agreements, including agreements regarding the allocation of taxes and the guarantee by NMG of certain CHH employee benefits. In October 1992, CHH and NMG settled all legal and tax issues between the parties. NMG paid CHH $7.7 million and was discharged as guarantor of certain CHH employee benefits. At the time of this settlement, NMG reevaluated its liabilities to CHH and recognized a gain of $20.8 million in fiscal 1993, which is included in other income.

/10/ COMMITMENTS AND CONTINGENCIES

LEASES
The Company and NMG have long-term operating leases primarily for retail stores, distribution centers, offices, other facilities and equipment. Leases are generally for periods of up to thirty years, with renewal options at fixed rentals. Certain leases also provide for additional rentals based on revenues in excess of predetermined levels.

Rent expense for continuing operations under operating leases for the years ended October 31 was as follows:

                                      1995           1994            1993
--------------------------------------------------------------------------------
(In thousands)
Minimum rent                        $71,900        $72,100         $70,600
Rent based on revenues                8,400          9,100           7,900
                                    --------------------------------------
                                    $80,300        $81,200         $78,500
--------------------------------------------------------------------------------


Assuming renewal options are not exercised, the future minimum rental payments will be as follows:

                                    Harcourt
                                     General         NMG            Total
--------------------------------------------------------------------------------
(In thousands)
1996                                $30,100       $ 30,000        $ 60,100
1997                                 27,600         28,500          56,100
1998                                 22,200         27,800          50,000
1999                                 18,300         26,900          45,200
2000                                 15,100         26,300          41,400
Thereafter                           64,900        536,900         601,800

Harcourt General is secondarily liable for certain lease obligations that were transferred to and assumed by GCC in connection with the spinoff of GCC. Under the terms of the Reimbursement and Security Agreement between GCC and Harcourt General, GCC is obligated to indemnify Harcourt General against liabilities with respect to such transferred obligations. As of October 31, 1995, GCC's aggregate future rental payments due under such theatre leases amounted to approximately $700 million.

LITIGATION
Both Harcourt General and NMG are involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect on the financial position or continuing operations of Harcourt General or NMG.

LETTERS OF CREDIT
NMG had approximately $3.0 million of outstanding irrevocable letters of credit relating to purchase commitments at July 29, 1995.

/11/  PENSION PLANS

Harcourt General and NMG each have non-contributory defined benefit pension plans covering substantially all full-time employees other than union employees. Harcourt General and NMG also sponsor unfunded supplemental executive retirement plans which provide certain employees additional pension benefits. Benefits under the plans are based on employees' years of service and compensation prior to retirement. When funding is required, the policy of Harcourt General and NMG is to contribute amounts that are deductible for federal income tax purposes.

                                    39  Harcourt General, Inc. and Subsidiaries

Net pension expense for continuing operations was as follows:
YEARS ENDED OCTOBER 31                   1995            1994            1993
-----------------------------------------------------------------------------
(In millions)
Harcourt General                        $ 3.5           $ 3.1           $ 1.8
NMG                                       7.4             6.3             6.5
                                   ..........................................
  NET PENSION EXPENSE                   $10.9           $ 9.4           $ 8.3
-----------------------------------------------------------------------------

Net pension expense for both Harcourt General and NMG included the following components:
YEARS ENDED OCTOBER 31                                    1995           1994             1993
-----------------------------------------------------------------------------------------------
(In millions)
Service cost - benefits earned                          $ 12.8          $11.2           $  9.5
Interest cost on projected benefit obligation             11.0            9.8              8.7
Actual return on assets                                  (20.5)          (2.8)           (17.6)
Net amortization and deferral                              7.6           (8.8)             7.7
                                                   ............................................
  NET PENSION EXPENSE                                   $ 10.9          $ 9.4           $  8.3
-----------------------------------------------------------------------------------------------

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets at October 31:
                                                                1995                           1994
                                                        Funded        Unfunded          Funded         Unfunded
                                                         Plans           Plans           Plans            Plans
---------------------------------------------------------------------------------------------------------------
(In millions)
VESTED BENEFIT OBLIGATION                               $ 93.7          $ 13.4          $ 92.4          $ 14.0
---------------------------------------------------------------------------------------------------------------
ACCUMULATED BENEFIT OBLIGATION                          $105.4          $ 16.3          $ 96.8          $ 16.3
---------------------------------------------------------------------------------------------------------------
Projected benefit obligation                            $138.4          $ 27.2          $122.9          $ 23.9
Plan assets at fair value                                169.1              --           144.9              --
                                                     ..........................................................
Overfunded (underfunded) projected obligation             30.7           (27.2)           22.0           (23.9)
Unrecognized net obligation at transition                   .2              .9              .5             2.8
Unrecognized net loss                                      6.6              .5            15.7             2.0
Unrecognized prior service cost                           (1.5)            3.8             1.5             (.2)
                                                     ..........................................................
  PREPAID (ACCRUED) PENSION COST RECOGNIZED
  IN THE CONSOLIDATED BALANCE SHEETS                    $ 36.0          $(22.0)         $ 39.7          $(19.3)
---------------------------------------------------------------------------------------------------------------

Plan assets included $8.9 million of Harcourt General Common and Series A Stock at October 31, 1994. The plan did not hold any of the Company's Common or Series A Stock at October 31, 1995.

The plans' funded status by company as of October 31 was as follows:
                                                                1995                           1994
                                                        Funded        Unfunded          Funded         Unfunded
                                                         Plans           Plans           Plans            Plans
---------------------------------------------------------------------------------------------------------------
(In millions)
Harcourt General                                        $21.6           $ (5.4)         $24.4           $ (4.7)
NMG                                                      14.4            (16.6)          15.3            (14.6)
                                                     ..........................................................
                                                        $36.0           $(22.0)         $39.7           $(19.3)
---------------------------------------------------------------------------------------------------------------

Assumptions used in the computation of pension costs for Harcourt General and NMG were as follows:
                                                           1995                    1994                    1993
                                                         HG     NMG              HG     NMG              HG     NMG
--------------------------------------------------------------------------------------------------------------------
Discount rate                                           7.5%    7.5%            7.5%    7.5%            7.5%    8.5%
Long-term rate of return on plan assets                 9.0%    9.0%            9.0%    9.0%            9.0%    9.0%
Rate of increases in future compensation levels         6.0%    5.0%            6.0%    5.0%            6.0%    6.0%

In addition to the pension plans, Harcourt General and NMG each have two defined contribution plans for certain employees. The savings plan of each company permits employee contributions and provides for certain matching contributions. The employee stock ownership plan of each company is non-contributory.

Harcourt General, Inc. and Subsidiaries

/12/  POSTRETIREMENT HEALTH CARE BENEFITS

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

The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's consolidated balance sheets as of October 31 were as follows:

                                                                 1995     1994
==============================================================================
(In millions)
Retirees                                                        $38.0    $49.4
Fully eligible active plan participants                           7.3      6.9
Other active plan participants                                    7.9     14.9
                                                                --------------
Accumulated postretirement benefit obligation                    53.2     71.2
Unrecognized net gain                                            27.7      7.9
                                                                --------------
  ACCRUED POSTRETIREMENT BENEFIT LIABILITY                      $80.9    $79.1
==============================================================================


The postretirement benefit cost for continuing operations was as follows:

Years ended October 31                                  1995     1994     1993
==============================================================================
(In thousands)
Service cost                                            $ .7     $1.3     $1.5
Interest cost on accumulated benefit obligation          3.8      5.0      6.3
Net amortization and deferral                           (2.1)     (.1)      --
                                                        ----------------------
  POSTRETIREMENT BENEFIT COST                           $2.4     $6.2     $7.8
==============================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 16% in 1994 and 15% in 1995, gradually declining to 5% in the year 2005. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.5% discount rate in both 1995 and 1994.

An increase of 1% in the health care cost trend rate would increase the accumulated postretirement benefit obligation as of October 31, 1995 by $3.3 million and the annual expense by $.3 million.

The Company paid $2.8 million in fiscal 1995, $3.7 million during fiscal 1994 and $3.0 million during fiscal 1993 for postretirement health care benefit claims.

/13/  FINANCIAL INSTRUMENTS

SECURITIZATION OF CREDIT CARD RECEIVABLES
On March 15, 1995, NMG sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for certificates representing undivided interests in such receivables. Certificates representing an undivided interest in $246.0 million of these receivables were sold to third parties in a public offering of $225.0 million 7.60% Class A certificates and $21.0 million 7.75% Class B certificates. NMG used the proceeds from this offering to pay down existing debt. NMG's subsidiary will retain the remaining undivided interest in the receivables not represented by the Class A and the Class B certificates. A portion of that interest is subordinated to the Class A and Class B certificates. NMG will continue to service all receivables for the trust.

In anticipation of the securitization, NMG entered into several forward interest rate lock agreements. The agreements allowed NMG to establish a weighted average effective rate of approximately 8.0% on the certificates issued as part of the securitization. On March 15, 1995, NMG paid $5.4 million to settle all of its interest rate lock agreements.

INTEREST RATE SWAP
During September 1991, NMG entered into an interest rate swap agreement having a notional principal amount of $50.0 million that effectively fixed NMG's interest rate on $50.0 million of its variable rate debt at 8.94%. The amount to be paid or received is accrued as interest rates change and is recognized over the life of the agreement. The interest rate swap matures in September 1996. The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from dealers. The estimated unrealized pre-tax loss on the interest rate swap was approximately $1.5 million at July 29, 1995, $2.8 million at July 30, 1994


                           41            Harcourt General, Inc. and Subsidiaries
and $6.6 million at July 31, 1993. This amount changes during the life of the swap as a function of maturity, interest rates and the credit standing of the parties to the swap agreement. The incremental pre-tax interest expense incurred due to the interest rate swap agreement was $1.0 million in 1995, $2.3 million in 1994 and $2.4 million in 1993.

LONG-TERM DEBT
The fair value of Harcourt General's and NMG's senior debt and subordinated notes was $745.3 million on October 31, 1995 and was based upon comparable publicly-traded issues.

/14/  COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The 1995 and 1994 comparative quarterly financial information has been restated to reflect Contempo Casuals and the Company's insurance businesses as discontinued operations.

                                                                                 1995
                                                  First          Second         Third           Fourth            Full
                                                Quarter         Quarter        Quarter          Quarter           Year
========================================================================================================================
(In thousands except for per share amounts)
REVENUES                                        $663.3          $774.5          $813.2          $783.7          $3,034.7
                                                ------------------------------------------------------------------------
GROSS PROFIT                                    $264.6          $272.7          $388.4          $343.9          $1,269.6
                                                ------------------------------------------------------------------------

EARNINGS (LOSS) FROM
  Continuing operations                         $ 13.6          $ 12.7          $ 96.0          $ 55.3          $  177.6
  Discontinued operations                         (1.8)            1.5           (11.4)             --             (11.7)
                                                ------------------------------------------------------------------------
  NET EARNINGS                                  $ 11.8          $ 14.2          $ 84.6          $ 55.3          $  165.9
                                                ------------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE FROM
  Continuing operations                         $  .17          $  .16          $ 1.29          $  .74          $   2.31
  Discontinued operations                         (.02)            .02            (.15)             --              (.15)
                                                ------------------------------------------------------------------------
  NET EARNINGS                                  $  .15          $  .18          $ 1.14          $  .74          $   2.16
========================================================================================================================

DIVIDENDS PER SHARE
  Common Stock                                  $  .16          $  .16          $  .16          $  .17          $    .65
  Class B Stock                                 $ .144          $ .144          $ .144          $ .153           $  .585
  Series A Stock                                $.1835          $.1835          $.1835          $.1945          $  .7450


                                                                                  1994
                                                  First          Second          Third           Fourth           Full
                                                Quarter         Quarter        Quarter          Quarter           Year
========================================================================================================================
(In thousands except for per share amounts)

REVENUES                                        $626.0          $739.8          $742.2          $742.8          $2,850.8
                                                ------------------------------------------------------------------------
GROSS PROFIT                                    $249.2          $266.6          $351.0          $327.4          $1,194.2
                                                ------------------------------------------------------------------------
EARNINGS FROM
  Continuing operations                         $ 12.1          $  6.8          $ 77.6          $ 50.8          $  147.3
  Discontinued operations                          7.8             4.5            11.6             6.3              30.2
                                                ------------------------------------------------------------------------
  Net earnings                                  $ 19.9          $ 11.3          $ 89.2          $ 57.1          $  177.5
                                                ------------------------------------------------------------------------
EARNINGS PER COMMON SHARE FROM
  Continuing operations                         $  .15          $  .08          $  .97          $  .63          $   1.84
  Discontinued operations                          .10             .06             .15             .08               .38
  Net earnings                                  $  .25          $  .14          $ 1.12          $  .71          $   2.22
========================================================================================================================

DIVIDENDS PER SHARE
  Common Stock                                  $  .15          $  .15          $  .15          $  .16          $    .61
  Class B Stock                                 $ .135          $ .135          $ .135          $ .144          $   .549
  Series A Stock                                $.1725          $.1725          $.1725          $.1835          $  .7010

Harcourt General, Inc. and Subsidiaries                   42

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
HARCOURT GENERAL, INC.
CHESTNUT HILL, MASSACHUSETTS

We have audited the consolidated balance sheets of Harcourt General, Inc. and its subsidiaries as of October 31, 1995 and 1994 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harcourt General, Inc. and its subsidiaries as of October 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995 in conformity with generally accepted accounting principles.

/S/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Boston, Massachusetts
December 8, 1995

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

The Company maintains a system of internal financial controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorization, that assets are properly safeguarded and accounted for, and that records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has policies and guidelines which require employees to maintain a high level of ethical standards.

In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, the internal auditors and the independent auditors to review internal accounting controls, audit results and accounting principles and practices, and to recommend the selection of independent auditors to the Board of Directors.


JOHN R. COOK
Senior Vice President and Chief Financial Officer


STEPHEN C. RICHARDS
Vice President and Controller

                                43  Harcourt General, Inc. and Subsidiaries

FIVE YEAR SUMMARY -- (UNAUDITED)
                                                   1995            1994            1993            1992            1991
--------------------------------------------------------------------------------------------------------------------------
(In thousands except for per share amounts)
REVENUES
  Publishing                                    $1,017,637      $  919,498      $  944,545      $  865,336      $  807,689
  Specialty retailing                            1,888,249       1,789,461       1,667,825       1,484,945       1,407,170
  Professional services                            128,850         141,818         146,252         121,391         103,795
                                                ..........................................................................
  Total                                         $3,034,736      $2,850,777      $2,758,622      $2,471,672      $2,318,654
--------------------------------------------------------------------------------------------------------------------------

OPERATING EARNINGS (LOSS)
Publishing                                      $  177,531      $  165,436      $  142,177      $  124,503      $  (73,792)
Specialty retailing                                161,698         157,713         134,302          90,976          63,580
Professional services                               13,062          22,072          28,395          23,938          14,309
Corporate expenses                                 (34,395)        (35,081)        (46,932)        (41,501)        (40,331)
Merger and restructuring charges                        --              --              --              --         (72,777)
                                                ..........................................................................
OPERATING EARNINGS (LOSS)                          317,896         310,140         257,942         197,916        (109,011)
Investment income                                   39,945          14,239          14,072          23,239         128,533
Interest expense                                   (88,735)        (86,219)        (84,585)        (85,442)       (348,260)
Other income (expense), net                             --              --          18,303           8,341         (15,171)
                                                ..........................................................................
EARNINGS (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES, EXTRAORDINARY ITEM AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE             269,106         238,160         205,732         144,054        (343,909)
Income tax (expense) benefit                       (91,496)        (90,885)        (77,876)        (58,052)         65,292
                                                ..........................................................................
EARNINGS (LOSS) FROM CONTINUING OPERATIONS
BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
EFFECT OF ACCOUNTING CHANGE                        177,610         147,275         127,856          86,002        (278,617)
Discontinued operations, net                       (11,727)         30,257          43,477          21,868         (14,505)
Extraordinary item, net                                 --              --              --         419,557              --
Accounting change, net                                  --              --              --         (32,967)             --
                                                ..........................................................................
NET EARNINGS (LOSS)                                165,883         177,532         171,333         494,460        (293,122)
Dividends on Harcourt Brace preferred stock             --              --              --              --          12,684
                                                ..........................................................................
  NET EARNINGS (LOSS) APPLICABLE
  TO COMMON SHAREHOLDERS                        $  165,883      $  177,532      $  171,333      $  494,460      $ (305,806)
--------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization                   $  175,737      $  149,973      $  154,740      $  140,522      $  283,393
Capital expenditures                            $  220,053      $  196,160      $  159,860      $  185,997      $  164,917
Total assets                                    $2,884,336      $3,242,364      $2,805,878      $2,675,962      $3,908,330
Total long-term liabilities                     $  959,854      $1,123,341      $1,107,371      $1,086,053      $  980,224
Weighted average number of common and
  common equivalent shares outstanding              76,764          79,809          79,625          79,139          78,876

AMOUNTS PER SHARE OF COMMON STOCK
  Earnings (loss) from continuing operations
    before extraordinary item and cumulative
    effect of accounting change                 $     2.31      $     1.84      $     1.60      $     1.09      $    (3.53)
  Net earnings (loss) applicable to common
    shareholders                                $     2.16      $     2.22      $     2.15      $     6.25      $    (3.88)
  Dividends paid on common stock                $      .65      $      .61      $      .57      $      .53      $      .49

Prior year amounts have been restated to reflect as discontinued operations the sale of Contempo Casuals in June 1995, the sale of the Company's insurance operations in October 1994 and the spinoff of the Company's theatre operations in December 1993.


Harcourt General, Inc. and Subsidiaries

DIRECTORS AND OFFICERS
----------------------

DIRECTORS

RICHARD A. SMITH (1)(4)
Chairman of the Board and Chairman of the Executive Committee

SIDNEY STONEMAN (4)
Vice Chairman of the Board

WILLIAM F. CONNELL (3)(4)
Chairman and Chief Executive Officer, Connell Limited Partnership

JACK M. GREENBERG (2)(3)
Vice Chairman and Chief Financial Officer, McDonald's Corporation

HERBERT W. JARVIS (2)(4)
Former President and Chief Executive Officer, Sybron Corporation and Director of several corporations

BRIAN J. KNEZ
Vice President and President and Chief Executive Officer, Harcourt Brace &
Company

LYNN MORLEY MARTIN (3)(4)
Former U.S. Secretary of Labor and former member of U.S. House of Representatives; Davee Chair, J.L. Kellogg School of Management at Northwestern University; Advisor, Deloitte & Touche LLP and Director of several corporations

MAURICE SEGALL (3)
Former Chairman and Chief Executive Officer, Zayre Corp.; Senior Lecturer, M.I.T. and Director of AMR Corporation

ROBERT A. SMITH (1)
Group Vice President

DR. PAULA STERN (2)
Former Chairwoman, U.S. International Trade Commission; President, The Stern Group, Inc.; Senior Fellow, Progressive Policy Institute and Director of several corporations

ROBERT J. TARR, JR. (1)
President, Chief Executive Officer and Chief Operating Officer

HUGO UYTERHOEVEN (2)(3)(4)
Timken Professor of Business Administration, Harvard Business School

DR. CLIFTON R. WHARTON, JR. (2)
Former Chairman and Chief Executive Officer, TIAA-CREF; Former Deputy Secretary, U.S. Department of State and Director of several corporations

EXECUTIVE OFFICERS

RICHARD A. SMITH
Chairman of the Board

ROBERT J. TARR, JR.
President, Chief Executive Officer and Chief Operating Officer

JOHN R. COOK
Senior Vice President and Chief Financial Officer

ERIC P. GELLER
Senior Vice President, General Counsel and Secretary

ROBERT A. SMITH
Group Vice President

STAFF OFFICERS

Peter Farwell
Vice President, Corporate Relations

PAUL F. GIBBONS
Vice President and Treasurer

GERALD T. HUGHES
Vice President, Human Resources

MICHAEL F. PANUTICH
Vice President, General Auditor

STEPHEN C. RICHARDS
Vice President and Controller

CRAIG B. SWAIN
Vice President, Planning and Analysis


OPERATING OFFICERS

Publishing

BRIAN J. KNEZ
President and Chief Executive Officer, Harcourt Brace & Company

Specialty Retailing

BURTON TANSKY
Chairman and Chief Executive Officer, Neiman Marcus Stores

B.D. FEIWUS
President and Chief Executive Officer, NM Direct

STEPHEN C. ELKIN
Chairman and Chief Executive Officer, Bergdorf Goodman

Professional Services

CHARLES F. ALBRECHT, JR.
President and Chief Operating Officer, Drake Beam Morin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee
(4)  Nominating Committee

SHAREHOLDER INFORMATION
-----------------------

Requests for general information or published financial information can be made in writing to the Corporate Relations Department, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, MA 02167. Telephone: (617) 232-8200. To hear the latest Company news, including quarterly earnings releases, or to request printed financial information or leave a message for the Company's Transfer Agent, individuals may call The Shareholder Line at (800) 225-9194, Extension 2345. News and information about Harcourt General, Inc. is also available on the Internet's World Wide Web at http://www.irin.com/H.

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

FORM 10-K
The Company's Form 10-K as led with the Securities and Exchange Commission is available upon written request to the Corporate Relations Department of the Company.

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Friday, March 8, 1996 at 10:00 a.m. at The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts.

STOCK INFORMATION
Harcourt General's Common Stock and Series A Cumulative Convertible Stock are traded on the New York Stock Exchange under the symbols H and HPRA, respectively. The following table indicates the quarterly price range of the Common Stock and Series A Stock for the past two fiscal years. The "high" price for the first quarter of fiscal 1994 is prior to the tax-free distribution of shares in GC Companies, Inc., which was effective on December 15, 1993.

COMMON STOCK
                                                1995                         1994
Quarter                                  High            Low             High             Low
----------------------------------------------------------------------------------------------
First                                   $37.38          $32.13          $44.00          $32.00
Second                                  $40.88          $32.88          $37.88          $30.25
Third                                   $45.75          $40.00          $39.50          $32.25
Fourth                                  $44.75          $38.00          $38.00          $31.25

SERIES A STOCK
                                                1995                         1994
Quarter                                  High            Low             High             Low
----------------------------------------------------------------------------------------------
First                                   $40.00          $36.50          $42.00          $35.00
Second                                  $44.00          $37.38          $40.25          $34.88
Third                                   $49.13          $44.75          $41.75          $37.50
Fourth                                  $48.13          $45.63          $40.25          $35.25

Harcourt General had 8,694 and 12,803 Common shareholders of record at October 31, 1995 and 1994, respectively, and 627 and 691 Series A shareholders of record at October 31, 1995 and 1994, respectively. Each share of Series A Stock is convertible into 1.1 shares of Common Stock at any time.

CORPORATE ADDRESS
Harcourt General, Inc.
27 Boylston Street
Chestnut Hill, MA 02167
(617) 232-8200

Harcourt General is an Equal Opportunity Employer.

Design:  Belk Mignogna Associates, New York  Photography:  Charles Purvis, Amos
Chan

Harcourt General, Inc. * 27 Boylston Street * Chestnut Hill, MA 02167