Form 10-K, Exhibit 13
period 1996-10-31
HARCOURT GENERAL INC
filed 1997-01-28
CIK 40493

[START PAGE 23]





  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations

      [Segment Operating Results]

The following table presents revenues and operating earnings by business segment:

Years ended October 31 (in thousands)                  1996        1995        1994
====================================================================================
Revenues
       Publishing                                $1,092,631  $1,017,637    $919,498
       Specialty retailing                        2,075,003   1,888,249   1,789,461
       Professional services                        122,285     128,850     141,818
                                                 -----------------------------------
           Total revenues                        $3,289,919  $3,034,736  $2,850,777
                                                 ===================================

Operating earnings
       Publishing                                  $196,997    $177,531    $165,436
       Specialty retailing                          172,354     161,698     157,713
       Professional services                          9,753      13,062      22,072
       Corporate expenses                           (34,382)    (34,395)    (35,081)
                                                 -----------------------------------
           Total operating earnings                $344,722    $317,896    $310,140
                                                ====================================

         [Operating Results 1996 vs. 1995]

Publishing
Publishing revenues increased 7.4% to $1.09 billion in 1996 from $1.02 billion in 1995. The Company's educational publishing group and its scientific, technical, medical and professional (STMP) publishing group both contributed significantly to the revenue increase. A substantial portion of the educational publishing group's revenue increase resulted from higher testing program revenues, primarily due to the acquisition of Assessment Systems, Inc. in the third quarter of 1995. The educational group revenues were also increased by strong testing program and secondary publishing revenues, offset in part by an anticipated decline in elementary program revenues resulting from fewer adoption opportunities in comparison to 1995. STMP revenue growth reflected both increased book and journal sales at W.B. Saunders as well as revenue increases due to the acquisition of International Medical News Group
(IMNG), a medical newspaper publisher, in the first quarter of 1996.
   Publishing operating earnings increased 11.0% to $197.0 million in 1996 from $177.5 million in 1995. STMP operating earnings, specifically at W.B. Saunders and Academic Press, were significantly higher than those of the prior year due to higher sales volume of W.B. Saunders books, W.B. Saunders and Academic Press journals, and lower operating expenses as a percentage of revenues. Operating earnings at Holt, Rinehart and Winston and Harcourt Brace College were also higher than in 1995, although in aggregate earnings for the educational publishing group decreased slightly in comparison to the prior





year primarily as a result of the decline in elementary program revenues and higher administrative and fulfillment expenses.


Specialty retailing
Specialty retailing revenues in 1996 increased 9.9% to $2.08 billion from $1.89 billion in 1995. The revenue growth was primarily attributable to a 5.4% increase in comparable sales and, to a lesser extent, the opening of two new Neiman Marcus stores during the year. Strong sales were achieved across most major merchandise categories and geographic regions. Additionally, fiscal 1996 included 53 weeks, while fiscal 1995 consisted of 52 weeks. The 53rd week is not included in comparable sales.
   Operating earnings from specialty retailing increased 6.6% to $172.4 million from $161.7 million in 1995. The increase is attributable to higher sales volume, partially offset by the full year impact of NMG's credit card receivables securitization. Gross margins were approximately 31.7% in 1996 compared to 32.4% in 1995, the lower percentage resulting primarily from higher markdowns during the calendar 1995 holiday season. Selling, general and administrative expenses increased primarily due to new store openings, higher selling costs and lower finance charge income. The Company utilizes the last-in, first-out (LIFO) method of accounting for valuing its inventories, which provides a better matching of revenues with expenses than the first-in, first-out (FIFO) method which is used by some specialty retail companies. The most important factors contributing to differences between the LIFO and FIFO methods include the rate of inflation, inventory levels and markdowns. As a result of these factors, operating earnings were $.7 million higher in 1996 and $10.4 million higher in 1995 than they would have been using the FIFO method. Operating earnings at NM Direct improved significantly in comparison to 1995, due to increased revenues and lower paper and postage expenses.
[END PAGE 23]

[START PAGE 24]
   The securitization of NMG's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $19.0 million in 1996 and $7.1 million in 1995. Finance charge income in 1997 is expected to be reduced by an amount comparable to 1996. Interest expense was also reduced, as the proceeds from the securitization were used to repay outstanding debt.

Professional services
Professional services revenues decreased 5.1% to $122.3 million from $128.9 million in 1995. The decrease was a result of lower volume in both group and individual outplacement programs, reflecting fewer outplacement opportunities and increased competition.
   Operating earnings for the professional services segment decreased 25.3% to $9.8 million from $13.1 million in 1995. The decrease was primarily due to the revenue shortfall in comparison to the prior year.

Corporate expenses
Corporate expenses remained essentially flat in 1996 at $34.4 million.

Investment income
Investment income decreased 31.6% to $27.3 million in 1996 from $39.9 million in 1995. The decrease was primarily due to a lower average short-term investment portfolio balance resulting primarily from the Company's stock repurchase program and acquisitions of NMG common stock and publishing





businesses made during the year.

Interest expense
Interest expense decreased 6.6% to $82.9 million in 1996 from $88.7 million in 1995. The decrease was primarily due to lower debt levels at NMG resulting from the use of proceeds from NMG's credit card securitization in March 1995 to pay down outstanding debt.

Income taxes
The Company's effective income tax rate was 34% in 1996, unchanged from 1995.


Minority interest
Beginning in 1997, upon achievement by NMG of net earnings available to common shareholders of approximately $70.0 million, Harcourt General will no longer include in its earnings statement the proportionate share (currently 47%) of NMG earnings to which the minority shareholders of NMG will become entitled.


         [Operating Results 1995 vs. 1994]

Publishing
Publishing revenues increased 10.7% to $1.02 billion in 1995 from $919.5 million in 1994. Significant increases were achieved at the Company's educational and scientific, technical, medical and professional publishing groups. Educational group revenue gains resulted primarily from sales of elementary products in reading, mathematics and science, and testing programs, while STMP revenues increased principally because of higher journal sales at both Academic Press and W.B. Saunders.
   The publishing segment had operating earnings of $177.5 million in 1995, a 7.3% increase from $165.4 million in 1994. Significant operating earnings gains at the educational group and a slight increase at the STMP group were partially offset by lower international group earnings. Overall, operating margins were negatively affected by increased costs of paper, prepublication cost amortization and fulfillment.

Specialty retailing
Specialty retailing revenues in 1995 increased 5.5% to $1.89 billion from $1.79 billion in 1994. The higher revenues were a result of increased transaction volume and a higher average sale amount at both Neiman Marcus Stores and Bergdorf Goodman. Revenues at NM Direct were essentially flat compared to 1994.
   Operating earnings from specialty retailing increased 2.5% to $161.7 million in 1995 from $157.7 million in 1994. Increased earnings in 1995 at Neiman Marcus Stores and Bergdorf Goodman were partially offset by lower NM Direct earnings. Both Neiman Marcus Stores and Bergdorf Goodman improved gross profit as a result of increased transaction volume and higher average sale amounts, partially offset by higher markdowns. Lower NM Direct earnings were principally due to reduced demand for apparel and higher paper and postage costs. The impact of the LIFO method of accounting increased gross profit by $10.4 million in 1995 and reduced gross profit by $2.4 million in 1994.
   The securitization of NMG's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $7.1 million in 1995.
[END PAGE 24]

[START PAGE 25]
Professional services
Professional services revenues decreased 9.1% to $128.9 million in 1995 from $141.8 million in 1994. The decrease was a result of reduced prices for outplacement services, reflecting an increasingly competitive marketplace.
   Operating earnings for the professional services segment decreased 40.8% to $13.1 million in 1995 compared with $22.1 million in 1994. The decrease was primarily due to lower margins that have resulted from increased competition.

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

Income taxes
The Company's effective income tax rate was 34% in 1995, compared to 38% in 1994. The decrease in the rate was due to settlements of prior years' state and federal tax returns, and lower state and foreign taxes.

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


         [Liquidity and Capital Resources]

The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in the Company's consolidated statements of cash flows.
   Cash generated by earnings from continuing operations before depreciation and amortization in 1996 was $371.2 million compared to $353.3 million in 1995. The cash provided by the Company's operations was sufficient to fund working capital, capital expenditures and dividend requirements. NMG uses its cash and revolving credit agreement to fund its own working capital and capital expenditures.
   The most significant changes in working capital were increases in inventories of $96.3 million and accounts receivable of $36.3 million, which were partially offset by a $38.2 million increase in accounts payable and





accrued liabilities. Increases in inventories and accounts receivable were due in large part to the opening of two new Neiman Marcus stores in fiscal 1996, as well as to increased sales volume in both specialty retailing and publishing.
   During the second half of fiscal 1995, the Company used a portion of its cash to purchase short term investments with maturities greater than three months but with similar risk profiles to cash equivalent investments with maturities less than three months. This investment practice was continued in 1996, and the related activity is reflected as purchases and maturities of short-term investments in the consolidated statements of cash flows. These short-term investments are highly liquid and consist of high quality commercial paper, certificates of deposit, corporate debt securities and U.S. Government and agency securities. The Company acquired approximately 1.1 million shares of NMG common stock in privately negotiated transactions at an average price of $20.18 per share for a total of approximately $22.8 million. The publishing business completed several acquisitions in 1996 for a total cost of $20.6 million.
   Publishing capital expenditures in 1996 totaled $152.0 million and were principally related to prepublication costs. Capital expenditures for the publishing business are expected to approximate $150.0 million in fiscal 1997. Specialty retailing capital expenditures of $85.7 million in 1996 consisted principally of construction of new stores and a new distribution center, and renovations of existing stores. NMG opened new Neiman Marcus stores in Short Hills, New Jersey in August 1995, King of Prussia, Pennsylvania in February 1996 and Paramus, New Jersey in August 1996. Specialty retailing capital expenditures are expected to approximate $75.0 million in fiscal 1997 and will include the remodeling of certain Neiman Marcus stores and both Bergdorf Goodman stores.
[END PAGE 25]


[START PAGE 26]
   In October 1996, NMG sold 8 million shares of its common stock to the public at $35.00 per share. The net proceeds were used, together with an additional 3.9 million shares of NMG common stock and bank borrowings, to repurchase all of NMG's outstanding preferred stock from the Company. The
Company will no longer receive the annual dividends of approximately $27.1 million from such preferred stocks.
   Financing activities during the year include the payment of $48.7 million in dividends and the purchase of approximately 1.7 million shares of the Company's common stock for $67.2 million in the open market at an average price of $39.18 per share. NMG increased its bank borrowings by $109.9 million during the year which included borrowings used to repay $40.0 million of senior notes at maturity in May 1996. In August 1996 an additional $52.0 million of senior notes were paid on maturity through borrowings under NMG's revolving credit facility.
   At October 31, 1996, the Company's consolidated long-term liabilities totaled $939.1 million. That amount included $361.9 million of NMG obligations, which are not guaranteed by Harcourt General. It is expected that the Company's debentures that mature in July 1997 will be paid out of the Company's cash balances.
   In addition to funding its debt, the Company has significant lease commitments which require cash outflows. Lease payments from continuing operations totaled $87.9 million in 1996, and minimum lease payments in 1997 are expected to be at comparable levels.
   The Company believes its financial resources are more than sufficient to





meet its foreseeable cash requirements.

Impact of inflation
The Company's financial statements are prepared on a historical cost basis under generally accepted accounting principles. The Company uses the last-in, first-out method of accounting for substantially all of its inventories. Thus the cost of goods sold approximates current cost.
   The Company adjusts selling prices to maintain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices is not material to the financial position or results of operations of its business segments.

Seasonality
The Company's businesses are seasonal in nature. More than one-half of the Company's annual operating earnings are historically generated in the third quarter of its fiscal year since that quarter includes the important educational publishing selling season.
   Conversely, second quarter operating earnings have historically been minimal during a period when publishing revenues are at their lowest level, and that business segment typically reports operating losses. Those losses partially offset retail earnings, which have historically been strong in the Company's second quarter which includes NMG's holiday selling season.

Dividends
The Company has a long-standing policy of returning a portion of its earnings and cash flow to shareholders through the payment of cash dividends. In September 1996, the Board of Directors voted to increase the quarterly cash dividend on the Common Stock to 18 cents per share. The Board also increased the quarterly cash dividend on the Series A Stock to 20.55 cents per share and on the Class B Stock to 16.20 cents per share.

Recent accounting pronouncements
In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123, "Accounting for
Stock-Based Compensation" (SFAS 123). The Statement establishes a fair value-based method of accounting for stock-based compensation plans, which may be recognized or disclosed at the Company's option. The Company will adopt the disclosure approach under SFAS 123 beginning in fiscal 1997.
   In June 1996, the FASB issued Statement of Financial Accounting Standard No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125), which is effective for transactions entered into after December 31, 1996. The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The effect of adopting SFAS 125 is not expected to be material to the Company's financial position or results of operations.
[END PAGE 26]

[START PAGE 27]
Consolidated Statements of Earnings

Years ended October 31(in thousands except for per share amounts) 1996        1995        1994
===============================================================================================
Revenues                                                   $ 3,289,919 $ 3,034,736 $ 2,850,777
Costs applicable to revenues                                 1,906,974   1,765,090   1,656,525
Selling, general and administrative expenses                 1,003,841     917,355     849,031
Corporate expenses                                              34,382      34,395      35,081
                                                           ------------------------------------
   Operating earnings                                          344,722     317,896     310,140

Investment income                                               27,329      39,945      14,239
Interest expense                                               (82,882)    (88,735)    (86,219)
   Earnings from continuing operations                     ------------------------------------
   before income taxes                                         289,169     269,106     238,160

Income tax expense                                             (98,318)    (91,496)    (90,885)
                                                           ------------------------------------
   Earnings from continuing operations                         190,851     177,610     147,275

   Earnings (loss) from discontinued operations, net                --     (11,727)     30,257
                                                           ------------------------------------
   Net earnings                                            $   190,851  $  165,883  $  177,532
                                                           ====================================
Amounts per share of common stock
   Earnings from continuing operations                     $      2.62  $     2.31  $     1.84
   Earnings (loss) from discontinued operations                     --        (.15)        .38
                                                           ------------------------------------
   Net earnings                                            $      2.62  $     2.16  $     2.22
                                                           ====================================

See notes to consolidated financial statements.

[END PAGE 27]

[START PAGE 28]
Consolidated Balance Sheets

October 31 (in thousands)                                                   1996        1995
============================================================================================

Assets

   Current assets
      Cash and equivalents                                            $  532,862  $  363,750
      Short-term investments                                             242,054     243,073
      Accounts receivable, net                                           409,110     372,700
      Inventories                                                        592,141     495,222
      Deferred income taxes                                               77,491      79,083
      Other current assets                                                79,607      55,970
                                                                     -----------------------
         Total current assets                                          1,933,265   1,609,798
                                                                     -----------------------



   Property and equipment
      Land, buildings and improvements                                   503,050     496,660






      Fixtures and equipment                                             416,152     330,602
                                                                      -----------------------
                                                                         919,202     827,262
      Less accumulated depreciation and amortization                    (344,276)   (286,915)
                                                                      -----------------------
         Total property and equipment, net                               574,926     540,347
                                                                      -----------------------



   Other assets
      Prepublication costs, net                                          209,519     164,449
      Intangible assets, net                                             456,494     442,566
      Other                                                              152,034     127,176
                                                                      -----------------------
         Total other assets                                              818,047     734,191
                                                                      -----------------------


         Total assets                                                 $3,326,238  $2,884,336
                                                                      =======================
See notes to consolidated financial statements.

[END PAGE 28]

[START PAGE 29]
Consolidated Balance Sheets

October 31 (in thousands)                                                   1996        1995
=============================================================================================
Liabilities
   Current liabilities
      Notes payable and current maturities of long-term liabilities  $   163,717  $   15,484
      Accounts payable                                                   315,108     284,481
      Accrued liabilities                                                333,205     334,479
      Taxes payable                                                       77,548      58,104
      Other current liabilities                                           58,769      52,423
                                                                     ------------------------
         Total current liabilities                                       948,347     744,971
                                                                     ------------------------
   Long-term liabilities
      Notes and debentures                                               714,282     789,008
      Other long-term liabilities                                        224,792     210,846
                                                                     ------------------------
         Total long-term liabilities                                     939,074     999,854
                                                                     ------------------------
   Deferred income taxes                                                 187,632     198,398

   Commitments and contingencies

   Minority interest                                                     217,653          --


Shareholders' Equity

   Preferred stock
      Series A Cumulative Convertible - $l par value
      Issued and outstanding - 1,152 and 1,210 shares                      1,152       1,210
   Common stocks





      Class B Stock - $1 par value
         Issued and outstanding - 20,051 and 20,802 shares                20,051      20,802
      Common Stock - $1 par value
         Issued and outstanding - 51,068 and 51,897 shares                51,068      51,897
   Paid-in capital                                                       743,947     727,285
   Cumulative translation adjustments                                     (4,493)     (5,166)
   Retained earnings                                                     221,807     145,085
                                                                     ------------------------
      Total shareholders' equity                                       1,033,532     941,113
                                                                     ------------------------
      Total liabilities and shareholders' equity                     $ 3,326,238  $2,884,336
                                                                     ========================

[END PAGE 29]

[START PAGE 30]
Consolidated Statements of Cash Flows

Years ended October 31 (in thousands)                           1996        1995        1994
=============================================================================================

Cash flows from operating activities
   Earnings from continuing operations                      $190,851    $177,610    $147,275
   Adjustments to reconcile earnings from continuing
      operations to net cash provided by operating activities:
      Depreciation and amortization                          180,395     175,737     149,973
      Deferred income taxes                                   (9,174)     13,152     (38,909)
      Other                                                     (401)      4,183      10,932
      Changes in assets and liabilities:
         Accounts receivable                                 (36,327)    (38,259)    (86,499)
         Inventories                                         (96,332)    (54,376)    (30,291)
         Other current assets                                (23,654)      4,302       6,870
         Accounts payable and accrued liabilities             38,209      25,974      34,187
                                                             243,567     308,323     193,538
                                                            ---------------------------------
   Discontinued operating activities                              --      (3,410)     (3,721)
                                                            ---------------------------------
   Net cash provided by operating activities                 243,567     304,913     189,817
                                                            ---------------------------------

Cash flows from investing activities
   Capital expenditures                                     (242,655)   (220,053)   (196,160)
   Purchases of short-term investments                      (280,939)   (382,612)         --
   Maturities of short-term investments                      281,958     139,539          --
   Purchases of NMG common stock                             (22,841)         --          --
   Proceeds from sale of insurance business                       --          --     410,432
   Acquisitions                                              (20,648)    (42,490)    (36,215)
   Other investing activities                                (12,888)      1,441      (9,570)
                                                            ---------------------------------
   Net cash provided by (used for) investing activities     (298,013)   (504,175)    168,487
                                                            ---------------------------------

Cash flows from financing activities
   Proceeds from borrowings                                  109,917      17,065      73,800






   Repayment of debt                                         (41,571)   (247,431)    (30,325)
   Proceeds from NMG public offering                         268,800          --          --
   Repurchase of Common Stock                                (67,150)   (224,827)         --
   Proceeds from receivables securitization                       --     245,965          --
   Dividends paid                                            (48,693)    (47,730)    (47,183)
   Other transactions                                          2,255         311      (1,862)
                                                           ----------------------------------
   Net cash provided by (used for) financing activities      223,558    (256,647)     (5,570)
                                                           ----------------------------------

Cash and equivalents
   Increase (decrease) during the year                       169,112    (455,909)    352,734
   Beginning balance                                         363,750     819,659     466,925
                                                           ----------------------------------
   Ending balance                                          $ 532,862   $ 363,750   $ 819,659
                                                           ==================================
Supplemental schedule of cash flow information
   Cash payments for:
      Interest                                             $  82,185   $  86,991   $  82,409
      Income taxes                                         $ 104,845   $  75,222   $  56,821


See notes to consolidated financial statements.

[END PAGE 30]

[START PAGE 31]
Consolidated Statements of Shareholders' Equity

                                                                      Cumulative
                                      Common    Series A     Paid-in Translation    Retained
(in thousands)                        Stocks       Stock     Capital Adjustments    Earnings
=============================================================================================
   Balance at November 1, 1993      $ 77,307    $  1,996   $ 861,928   $  (5,524)  $ 115,871

Net earnings                              --          --          --          --     177,532
Cash dividends paid                       --          --          --          --     (47,183)
Conversion of Series A Stock             543        (543)         --          --          --
Translation adjustments                   --          --          --         814          --
Spinoff of theatre operations             --          --    (135,804)         --          --
Other equity transactions, net            37          --         381          --          --
                                    ---------------------------------------------------------

   Balance at October 31, 1994        77,887       1,453     726,505      (4,710)    246,220

Net earnings                              --          --          --          --     165,883
Cash dividends paid                       --          --          --          --     (47,730)
Conversion of Series A Stock             243        (243)         --          --          --
Repurchase of Common Stock            (5,539)         --          --          --    (219,288)
Translation adjustments                   --          --          --        (456)         --
Other equity transactions, net           108          --         780          --          --
                                   ----------------------------------------------------------

   Balance at October 31, 1995        72,699       1,210     727,285      (5,166)    145,085

Net earnings                              --          --          --          --     190,851
Cash dividends paid                       --          --          --          --     (48,693)





Conversion of Series A Stock              58         (58)         --          --          --
Repurchase of Common Stock            (1,714)         --          --          --     (65,436)
Translation adjustments                   --          --          --         673          --
NMG issuance of common stock              --          --      15,153          --          --
Other equity transactions, net            76          --       1,509          --          --
                                    ---------------------------------------------------------
   Balance at October 31, 1996      $ 71,119    $  1,152   $ 743,947    $ (4,493)  $ 221,807
                                    =========================================================

See notes to consolidated financial statements.

[END PAGE 31]

[START PAGE 32]
Notes to Consolidated Financial Statements

      [ 1. Summary of Significant Accounting Policies ]

Principles of consolidation
The consolidated financial statements include the accounts of Harcourt General, Inc. (the Company or Harcourt General) and its majority-owned subsidiaries. The consolidated financial statements of The Neiman Marcus Group, Inc. (NMG) are consolidated with a lag of one fiscal quarter, and the minority shareholders' interest in NMG is reflected as minority interest. NMG's fiscal year ends on the Saturday closest to July 31. In fiscal 1996, NMG's reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1995 and 1994. All significant intercompany accounts and transactions have been eliminated.

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

Short-term investments
In 1995 the Company began purchasing short-term investments as part of its investment practice. Short-term investments have maturities greater than three months, consist of commercial paper, certificates of deposit, corporate debt securities and U.S. Government and agency securities, and are carried at cost plus accrued interest, which approximates fair value. Short-term investments have risk profiles similar to cash equivalent investments.

Accounts receivable
Certain publications are sold to customers with a right of return. Revenues from such sales represent gross sales less a provision for future returns. Returned goods included in inventory are valued at estimated realizable value not exceeding cost.
   Accounts receivable are reported net of both an allowance for book returns of $53.2 million in 1996 and $49.4 million in 1995 and an allowance for doubtful accounts of $19.4 million in 1996 and $22.5 million in 1995.





Inventories
Inventories are stated at the lower of cost or market. All domestic publishing inventories are valued using the last-in, first-out (LIFO) method. Substantially all retail inventories are valued using the retail method on a LIFO basis. If the first-in, first-out (FIFO) method of inventory valuation had been used to value inventory, the inventories would have been $13.5 million and $14.2 million higher than reported at October 31, 1996 and October 31, 1995, respectively.

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

Intangible assets
Intangible assets consist primarily of goodwill and trademarks. Amortization is provided on a straight-line method over the estimated useful lives of these assets, not exceeding forty years.
   In 1996 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and determined that no impairment
[END PAGE 32]

[START PAGE 33]
loss need be recognized. On an annual basis the Company compares the carrying value of its long-lived assets against projected undiscounted cash flows to determine any impairment and to evaluate the reasonableness of the depreciation or amortization periods.

Income taxes
Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes.

Receivables and finance charge income
NMG's credit operations generate finance charge income which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $47.7 million in
1996, $55.9 million in 1995 and $54.3 million in l994. The securitization of
NMG's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $19.0 million in 1996 and $7.1 million in 1995 (see Note 14).
   Credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Collateral is not required as a condition of extending credit, but credit evaluation of customers' financial position is performed. The Company maintains reserves for





potential credit losses.

Earnings per common and common equivalent share
Earnings per common share is based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year. Weighted average shares outstanding amounted to 72.8 million shares in 1996,
76.8 million shares in 1995 and 79.8 million shares in l994.
   Earnings per common and common equivalent share, assuming full dilution, have not been presented because the dilutive effect is not material.

Significant estimates
In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying values of certain assets and liabilities which are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include allowances for book returns, doubtful accounts, valuation of inventories and prepublication costs, and accruals for pension and postretirement benefits. Actual results could differ from these estimates. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances.

Changes in presentation
Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 presentation.


      [ 2. Description of Continuing Operations ]

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

Specialty retailing
NMG operates three specialty retail businesses: Neiman Marcus Stores, NM Direct and Bergdorf Goodman. Neiman Marcus Stores operates 30 stores in 16 states and the District of Columbia; Bergdorf Goodman operates two stores in New York City; and NM Direct operates NMG's direct marketing business, providing both apparel and home items through its various direct marketing catalogues.

Professional services
Drake Beam Morin provides human resources management consulting services such as career transition, outplacement and other consulting services to organizations and individuals worldwide.
[END PAGE 33]

[START PAGE 34]
      [ Additional Financial Information ]







Years ended October 31 (in thousands)                  1996        1995        1994
====================================================================================
Revenues
   Publishing                                    $1,092,631  $1,017,637  $  919,498
   Specialty retailing                            2,075,003   1,888,249   1,789,461
   Professional services                            122,285     128,850     141,818
                                                 -----------------------------------
      Total revenues                             $3,289,919  $3,034,736  $2,850,777
                                                 ===================================
Operating earnings
   Publishing                                    $  196,997  $  177,531  $  165,436
   Specialty retailing                              172,354     161,698     157,713
   Professional services                              9,753      13,062      22,072
   Corporate expenses                               (34,382)    (34,395)    (35,081)
                                                 -----------------------------------
      Total operating earnings                   $  344,722  $  317,896  $  310,140
                                                 ===================================
Identifiable assets
   Publishing                                    $1,033,951  $  922,629  $  842,850
   Specialty retailing                            1,342,202   1,191,085   1,408,238
   Professional services                             51,162      58,810      69,562
   Corporate                                        898,923     711,812     921,714
                                                 -----------------------------------
      Total identifiable assets                  $3,326,238  $2,884,336  $3,242,364
                                                 ===================================
Capital expenditures
   Publishing                                    $  151,977  $  122,669  $  122,761
   Specialty retailing                               85,736      93,514      65,074
   Professional services                              4,457       3,799       6,910
   Corporate                                            485          71       1,415
                                                 -----------------------------------
      Total capital expenditures                 $  242,655  $  220,053  $  196,160
                                                 ===================================
Depreciation and amortization
   Publishing                                    $  113,379  $  120,331  $   94,879
   Specialty retailing                               60,381      49,087      49,269
   Professional services                              4,564       4,412       4,006
   Corporate                                          2,071       1,907       1,819
                                                 -----------------------------------
      Total depreciation and amortization        $  180,395  $  175,737  $  149,973
                                                 ===================================



   [ 3. Intangible Assets ]



Intangible assets consisted of the following:

October 31 (in thousands)                                          1996        1995
====================================================================================
Goodwill                                                     $  482,217   $ 465,500
Trademarks                                                       73,000      73,000
Other                                                            28,819      15,351
                                                             -----------------------
    Total                                                       584,036     553,851






Accumulated amortization                                       (127,542)   (111,285)
                                                             -----------------------
    Total                                                    $  456,494   $ 442,566
                                                             =======================

During the past three years, the Company has acquired several publishing related companies. The results of operations from these acquired entities are reflected in the Company's statements of earnings from the date of acquisition. Cash paid for acquisitions amounted to approximately $20.6 million in 1996, $42.5 million in 1995 and $36.2 million in 1994. In fiscal 1996, the Company also purchased approximately 1.1 million shares of NMG common stock in the open market for approximately $22.8 million. Amortization expense was $17.9 million in 1996, $17.2 million in 1995 and $14.5 million in 1994.


         [ 4. The Neiman Marcus Group, Inc. ]

On October 17, 1996, NMG completed a public offering of 8.0 million shares of its common stock at a price of $35.00 per share. The net proceeds from the offering ($267.3 million) were used by NMG to partially fund the repurchase of all of NMG's issued and outstanding preferred stocks from the Company. The total consideration paid by NMG to the Company in connection with the repurchase was $416.4 million, plus accrued and unpaid dividends through the date of the public offering. Of the total consideration, $260.0 million in cash was advanced to the Company during October 1996. In addition to the advance, on November 12, 1996 NMG paid the Company
[END PAGE 34]

[START PAGE 35]
$27.2 million in cash and 3.9 million shares of its common stock (valued at
$135.0 million at $35.00 per share) and completed the exchange for all of
NMG's issued and outstanding preferred stocks. The impact of NMG's public offering and the repurchase of its preferred stocks from the Company is reflected in the 1996 financial statements. The Company presently owns approximately 53% of the outstanding common stock of NMG, as compared to 59%
prior to the transaction. The NMG public offering resulted in the establishment of a minority interest liability of $217.7 million, which represents the NMG minority shareholders' interest in the shareholders' equity of NMG, and an increase of $15.2 million in paid-in capital, which represents the Company's incremental share of NMG's shareholders' equity, both at October
31, 1996.
    The cash flows of NMG are not available to the Company, except through NMG dividend payments. NMG did not pay dividends on its common stock in 1996.
Additionally, the Company's consolidated long-term liabilities at October 31,
1996 include $361.9 million of NMG obligations, which are not guaranteed by
Harcourt General.
    The Company and NMG are parties to an agreement pursuant to which the
Company provides certain management, accounting, financial, legal, tax and other corporate services to NMG. The fees for these services are charged at the Company s cost and are subject to the approval of a committee of directors of NMG who are not affiliated with the Company. This agreement may be terminated by either party on 180 days' notice. Charges to NMG were $6.9 million in 1996, $6.5 million in 1995 and $6.9 million in 1994.
   Substantially all of the executive officers of the Company serve in similar





capacities with NMG. During the period covered by these financial statements, the Company's Chairman of the Board and one other executive officer served as directors of NMG.


         [ 5. Accrued Liabilities ]

   Accrued liabilities consisted of the following:

October 31 (in thousands)                                           1996        1995
====================================================================================
Accrued salaries and related charges                            $ 63,000    $ 62,564
Self-insurance reserves                                           49,569      45,683
Other                                                            220,636     226,232
                                                                --------------------
    Total                                                       $333,205    $334,479
                                                                ====================


          [ 6. Long-Term Liabilities ]

Long-term liabilities of Harcourt General and NMG at October 31, 1996 and 1995 were as follows:

(in thousands)                     Interest Rate     Maturity      1996        1995
====================================================================================

Harcourt General
    Revolving credit agreement          Variable    Dec. 1999  $     --   $      --
    Senior debt                            8.25%    June 2002   149,425     149,358
    Senior debt                            8.88%    June 2022   147,982     147,963
    Subordinated notes                     9.38%    June 1997   124,938     124,844
    Subordinated notes                     9.50%    Mar. 2000   124,905     124,873
    Other long-term liabilities          Various      Various   158,025     145,385
                                        --------------------------------------------
      Total Harcourt General                                    705,275     692,423
                                                                --------------------

NMG
    Revolving credit agreement          Variable    Apr. 2000   186,500      77,100
    Senior notes                           9.89%    May  1996        --      40,000
    Senior notes                           9.59%    Aug. 1996    52,000      52,000
    Senior notes                           9.24%    Dec. 1996    40,000      40,000
    Senior notes                        Variable    Dec. 1996    40,000      40,000
    Other long-term liabilities          Various      Various    79,016      73,815
                                       ---------------------------------------------
      Total NMG                                                 397,516     322,915

Less current maturities                                        (163,717)    (15,484)
                                       ---------------------------------------------
      Total long-term liabilities                              $939,074    $999,854
                                       =============================================

The Company has a revolving credit agreement with 13 banks, pursuant to which the Company may borrow up to $400.0 million. The agreement, which expires in December 1999, may be terminated by the Company at any time on three business days' notice. The rate of interest payable is determined according to the senior debt rating of the Company and one of four pricing options selected by the Company.
[END PAGE 35]

[START PAGE 36]
    Other long-term liabilities of Harcourt General consist primarily of a liability for postretirement health care benefits and provisions for other employee benefits (see Note 13).
    NMG has a $500 million revolving credit agreement which expires in April 2000. NMG may terminate this agreement at any time on three business days notice. The rate of interest payable (5.9% at August 3, 1996) varies according to one of four pricing options selected by NMG.
    In addition to its revolving credit facility, NMG borrows from other banks on an uncommitted basis. Such borrowings are included in notes payable and current maturities of long-term liabilities and amounted to $26.5 million at August 3, 1996 and $7.1 million at July 29, 1995.
    The NMG senior notes are classified as long-term, since NMG has the ability and intent to repay them upon maturity through borrowings on its revolving credit agreement. In August 1996 NMG paid $52.0 million of its senior notes upon maturity. The variable rate note due in December 1996 bears interest at LIBOR plus 0.7% (6.0% at August 3, 1996) and is adjusted semi-annually.
    Other long-term liabilities of NMG consist primarily of certain employee benefit obligations and a liability for certain scheduled rent increases.

    The aggregate maturities of all long-term liabilities are as follows:


                                                    Harcourt
(in thousands)                                       General         NMG       Total
====================================================================================
1997                                                $128,100     $35,600    $163,700
1998                                                   4,000       5,600       9,600
1999                                                   3,700       5,800       9,500
2000                                                 128,600     297,900     426,500
2001                                                   1,900       6,100       8,000
Thereafter                                           439,000      46,500     485,500

Certain of Harcourt General's and NMG's loan agreements contain, among other restrictions, provisions limiting the issuance of additional debt and guarantees, the purchase of the Company's capital stock and the payment of dividends. Certain of these loan agreements also require the maintenance of a minimum net worth.


         [ 7. Shareholders  Equity ]

Series A Cumulative Convertible Stock





Each share of Series A Stock is convertible into 1.1 shares of Common Stock and is entitled to a quarterly dividend equal to the quarterly dividend on each share of Common Stock multiplied by 1.1, plus $.0075. Each share of Series A Stock is entitled to a liquidation preference of $5.00 plus any accrued but unpaid dividends. Liquidation proceeds remaining after the satisfaction of such preference and the payment of $4.55 per share of Common Stock would be distributed ratably to the holders of Common Stock and Series A Stock. There were 10,000,000 authorized shares of Series A Stock at October 31, 1996.

Class B Stock and Common Stock
The Class B Stock is not transferable except to family members and related entities but is convertible at any time on a share-for-share basis into Common Stock. The holders of Class B Stock are entitled to cash dividends which are 10% lower per share than the cash dividends paid on each share of Common Stock. The Class B Stock and the Common Stock are each entitled to vote separately as a class on charter amendments, mergers, consolidations and certain extraordinary transactions which are required to be approved by shareholders under Delaware law. Under certain circumstances, the holders of Class B Stock have the right to cast 10 votes per share for the election of directors. There were 40,000,000 and 100,000,000 shares of Class B Stock and Common Stock authorized for issuance at October 31, 1996, respectively.
    In April 1995, the Company completed a "Dutch Auction" tender offer and repurchased approximately 5.4 million shares of the Company's Common Stock at $40.50 per share.
    In May 1995, the Company's Board of Directors authorized the purchase of an additional 2.5 million shares of Common Stock in the open market. Through the year ended October 31, 1996, the Company repurchased approximately 1.8 million shares at an average price of approximately $39.12 per share. In December 1996, the Company's Board of Directors authorized an increase in the open market stock purchase program to 3.5 million shares of the Company's Common Stock.
[END PAGE 36]

[START PAGE 37]
Common Stock incentive plans
The Company has established stock incentive plans which provide for the granting of stock options, stock appreciation rights (SARs), restricted stock and other stock-based awards. The Company has allowed SAR treatment in connection with the exercise of certain options. Optionees allowed SAR treatment surrender an exercisable option for an amount of cash equal to the excess of the market price of the Common Stock at the time of surrender over the option exercise price.
    Eligible employees have been granted 10-year options under the 1981 Stock Option Plan and the 1988 Stock Incentive Plan. No further grants may be made under the 1981 plan. There were 1.2 million authorized common shares available for future awards under the 1988 Stock Incentive Plan at October 31, 1996. Options outstanding at October 31, 1996 were granted at prices (not less than 100% of the fair market value on the date of grant) varying from $15.67 to $41.88 per share and expire between 1997 and 2005. There were 90 employees with options outstanding at October 31, 1996 with a weighted average exercise price of $28.84. There were 1.7 million shares of Common Stock reserved for issuance at October 31, 1996 upon the exercise of stock options.
   Option activity on the Company's Common Stock was as follows:





Years ended October 31                                 1996        1995        1994
====================================================================================

Options outstanding - beginning of year             543,448     755,712     919,911
Granted                                              80,350      80,150     107,550
Exercised                                           (61,496)    (86,643)    (33,805)
SAR surrenders                                     (109,081)   (197,169)    (68,860)
Cancelled                                            (6,035)     (8,602)   (169,084)
                                                   ---------------------------------
Options outstanding - end of year                   447,186     543,448     755,712
                                                   =================================
Exercisable options - end of year                   223,182     285,860     422,477
                                                   =================================



         [ 8. Income Taxes ]

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:


                                                     1996              1995           1994
Years ended October 31 (in thousands)          Amount        %   Amount     %   Amount    %
============================================================================================
Statutory tax expense                        $101,209      35  $ 94,188   35  $ 83,356   35
State income taxes, net of federal tax effect   5,768       2     5,932    2     5,853    2
Tax credits                                       (98)     --      (106)  --      (193)  --
Dividends received exclusion                   (2,451)     (1)   (1,893)  (1)   (2,042)  (1)
Foreign tax rate differentials                    (86)     --      (501)  --      (265)  --
Permanent items                                 3,656       1     3,563    1     3,069    1
Change in valuation allowance                  (6,945)     (2)   (7,187)  (2)       --   --
Capital gains, settlements and other           (2,735)     (1)   (2,500)  (1)    1,107    1
Income tax expense from                     ------------------------------------------------
    continuing operations                    $ 98,318      34  $ 91,496   34  $ 90,885   38
                                            ================================================

Income tax expense was as follows:

Years ended October 31 (in thousands)                  1996         1995       1994
=====================================================================================
Current
   Federal                                         $ 97,115     $ 70,696    $ 65,681
   State                                             10,377        8,249       9,329
Deferred
   Federal                                           (7,671)      11,674      16,199
   State                                             (1,503)         877        (324)
                                                   ----------------------------------
Income tax expense                                 $ 98,318     $ 91,496    $ 90,885

                                                   =================================

[END PAGE 37]

[START PAGE 38]
Significant components of the net deferred tax liabilities stated on a gross basis were as follows:

October 31 (in thousands)                                          1996        1995
====================================================================================
Gross deferred tax assets
Accrued liabilities and reserves                              $  84,702   $  85,534
Employee benefits                                                37,190      33,871
Postretirement health care benefits                              33,406      37,606
Inventories                                                      22,336      26,387
Difference in basis of assets acquired                           28,640      35,585
                                                              ----------------------
Total gross deferred tax assets                                 206,274     218,983
Valuation allowance                                             (11,406)    (18,351)
                                                              ----------------------
Net deferred tax assets                                         194,868     200,632

Gross deferred tax liabilities
Property, equipment, prepublication costs and intangibles       153,445     142,625
Pension and employee benefits accrual                            22,295      19,744
Difference in basis of assets acquired                           90,945     124,072
Accrued liabilities and reserves                                 38,324      33,506
                                                              ----------------------
Total gross deferred tax liabilities                            305,009     319,947
                                                              ----------------------
Net deferred tax liabilities                                  $ 110,141   $ 119,315
                                                              ======================

          [ 9. Investment and Other Income ]

Investment income consisted of the following:

Years ended October 31 (in thousands)                   1996        1995        1994
====================================================================================
Interest income                                     $ 16,794    $ 31,492    $  5,510
Dividend income                                       10,535       8,453       8,729
                                                    --------------------------------
Total investment income                             $ 27,329    $ 39,945    $ 14,239
                                                    ================================


          [ 10. Discontinued Operations ]

Discontinued operations consisted of the following:

Years ended October 31 (in thousands)                              1995        1994
====================================================================================
Loss from Contempo Casuals operations, net of






   income tax benefits of $1,300 and $36,000                   $ (1,854)   $(49,755)
Loss on disposal of Contempo Casuals, net of
   income tax benefit of $7,100                                  (9,873)         --
Earnings from insurance operations, net of
   income taxes of $20,844                                           --      37,056
Gain on sale of insurance operations, net of
   income taxes of $4,475                                            --       7,956
Tax settlements                                                      --      35,000
                                                               ---------------------
Earnings (loss) from discontinued operations                   $(11,727)   $ 30,257
                                                              ======================

Contempo Casuals operations
In June 1995, NMG sold its Contempo Casuals subsidiary to The Wet Seal, Inc. (Wet Seal) for approximately $1.0 million of Wet Seal Class A Common Stock and $100,000 in cash. Revenues related to the discontinued Contempo Casuals operations were $207.2 million in 1995 and $303.4 million in 1994.

Insurance operations
In October 1994, the Company sold its insurance businesses to an affiliate of General Electric Capital Corporation for $410.4 million in cash. Revenues applicable to discontinued insurance operations were $485.8 million in 1994.

Tax settlements
The Company recognized $35.0 million of tax benefits in 1994 for various federal and state tax settlements relating to the Company's soft drink bottling business, which was sold in 1989.
[END PAGE 38]

[START PAGE 39]
          [ 11. Commitments and Contingencies ]

Leases
The Company and NMG have long-term operating leases primarily for offices, distribution centers, retail stores, other facilities and equipment. Leases are generally for periods of up to thirty years, with renewal options at fixed rentals. Certain leases also provide for additional rentals based on revenues in excess of predetermined levels.
   Rent expense for continuing operations under operating leases for the years ended October 31 was as follows:

(in thousands)                                          1996        1995        1994
====================================================================================
Minimum rent                                        $ 75,800    $ 71,900    $ 72,100
Rent based on revenues                                10,700       8,400       9,100
                                                    --------------------------------
                                                    $ 86,500    $ 80,300    $ 81,200
                                                    ================================

Assuming renewal options are not exercised, the future minimum rental payments will be as follows:

                                                    Harcourt
(in thousands)                                       General         NMG       Total
====================================================================================
1997                                                 $27,800     $30,800     $58,600
1998                                                  28,800      29,400      58,200
1999                                                  24,400      28,500      52,900
2000                                                  21,100      28,400      49,500
2001                                                  17,100      27,800      44,900
Thereafter                                            71,000     520,600     591,600


Theatre operations
In December 1993, the Company completed the spinoff of its theatre operations to a company named GC Companies, Inc. (GCC), listed on the New York Stock Exchange. In connection with the distribution, GCC and Harcourt General entered into various agreements which govern their ongoing relationship, including a Reimbursement and Security Agreement and an Intercompany Services Agreement.
   Under the Reimbursement and Security Agreement, GCC granted to Harcourt General a security interest in the stock of its theatre subsidiaries in order to secure GCC's obligation to indemnify Harcourt General from any losses which Harcourt General may incur due to its secondary liability on theatre leases which were transferred to GCC as part of the spinoff. In addition, GCC has agreed to certain financial covenants designed to protect Harcourt General from incurring such liabilities. As of October 31, l996, GCC's aggregate future rental payments due under such theatre leases amounted to approximately $650.0 million.
   The Intercompany Services Agreement provides for the services of Harcourt General's Chairman and Chief Executive Officer and one of its Presidents and Co-Chief Operating Officers, and such additional corporate services as the Company and GCC may mutually determine from time to time.

Litigation
Both Harcourt General and NMG are involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect on the financial position or continuing operations of Harcourt General or NMG.


         [ 12. Pension Plans ]

Harcourt General and NMG each have non-contributory defined benefit pension plans covering substantially all full-time employees other than union employees. Harcourt General and NMG also sponsor unfunded supplemental executive retirement plans which provide certain employees additional pension benefits. Benefits under these plans are based on employees' years of service and compensation over defined periods of employment. When funding is required, the policy of Harcourt General and NMG is to contribute amounts that are deductible for federal income tax purposes.
[END PAGE 39]

[START PAGE 40]

   Net pension expense was as follows:

Years ended October 31 (in millions)                   1996        1995        1994
====================================================================================
Service cost - benefits earned                       $ 13.1      $ 12.8      $ 11.2
Interest cost on projected benefit obligation          11.7        11.0         9.8
Actual return on assets                               (26.3)      (20.5)       (2.8)
Net amortization and deferral                          12.9         7.6        (8.8)
                                                     -------------------------------
   Net pension expense                               $ 11.4      $ 10.9       $ 9.4
                                                     ===============================

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets at October 31:


                                                    1996                 1995
                                              Funded   Unfunded    Funded  Unfunded
(in millions)                                  Plans      Plans     Plans     Plans
====================================================================================
Vested benefit obligation                    $ 122.5    $ 14.9    $ 105.7    $ 13.4
                                             =======================================
Accumulated benefit obligation               $ 130.3    $ 18.4    $ 111.4    $ 16.3
                                             =======================================
Projected benefit obligation                 $ 159.2    $ 30.4    $ 138.4    $ 27.2
Plan assets at fair value                      194.0        --      169.1        --
                                             ---------------------------------------
Overfunded (underfunded) projected obligation   34.8     (30.4)      30.7     (27.2)
Unrecognized net obligation at transition         .4        .8         .2       .9
Unrecognized net loss                            1.7       1.3        6.6       .5
Unrecognized prior service cost                 (1.6)      3.5       (1.5)     3.8
   Prepaid (accrued) pension cost recognized ---------------------------------------
   in the consolidated balance sheets        $  35.3   $ (24.8)   $  36.0   $ (22.0)
                                             =======================================

Pension expense was computed assuming a discount rate of 7.5% and a long-term rate of return on plan assets of 9% for both Harcourt General and NMG for each of the years presented. The assumed rate of increases in future compensation levels for each of the years presented was 6.0% for Harcourt General and 5.0% for NMG.
   In addition to the pension plans, Harcourt General and NMG have defined contribution plans for certain employees. The savings plan of each company permits employee contributions and provides for certain matching contributions. The Company's employee stock ownership plan is non-contributory.


         [ 13. Postretirement Health Care Benefits ]

The Company provides health care benefits for retired employees which are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements.
   The actuarial present value of accumulated postretirement health care benefit obligations and the amounts recognized in the Company's consolidated balance sheets as of October 31 were as follows:

(in millions)                                                       1996        1995
====================================================================================

Retirees                                                          $ 31.6      $ 38.0
Fully eligible active plan participants                              6.9         7.3
Other active plan participants                                       7.9         7.9
                                                                  ------------------
Accumulated postretirement benefit obligation                       46.4        53.2
Unrecognized net gain                                               34.6        27.7
                                                                  ------------------
   Accrued postretirement benefit liability                       $ 81.0      $ 80.9
                                                                  ==================

The postretirement health care benefit cost was as follows:

Years ended October 31 (in millions)                   1996        1995        1994
====================================================================================
Service cost                                          $  .6       $  .7       $ 1.3
Interest cost on accumulated
   benefit obligation                                   4.3         3.8         5.0
Net amortization and deferral                          (1.8)       (2.1)        (.1)
                                                     -------------------------------
   Postretirement benefit cost                        $ 3.1       $ 2.4       $ 6.2
                                                     ===============================

[END PAGE 40]

[START PAGE 41]
A health care cost trend rate of 10% was assumed in measuring the accumulated postretirement benefit obligation at October 31, 1996, gradually declining to 5% in the year 2005. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.5% discount rate in both 1996 and 1995.
   An increase of 1% in the health care cost trend rate would increase the accumulated postretirement obligation as of October 31, 1996 by $3.4 million. This change would increase the annual expense by $.4 million.
   The Company paid $2.9 million in fiscal 1996, $2.8 million during fiscal 1995 and $3.7 million during fiscal 1994 for postretirement health care benefit claims.


         [ 14. Financial Instruments ]

The estimated fair values of the Company's financial instruments are as reported and disclosed in the consolidated financial statements, and as discussed below.

Securitization of credit card receivables
In March 1995, NMG sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for certificates representing undivided interests in such receivables. Certificates representing an undivided interest in $246.0 million of these receivables were sold to third





parties in a public offering of $225.0 million 7.60% Class A certificates and $21.0 million 7.75% Class B certificates. NMG used the proceeds from this offering to pay down existing debt. NMG's subsidiary will retain the remaining undivided interest in the receivables not represented by the Class A and the Class B certificates. A portion of that interest is subordinated to the Class A and Class B certificates. NMG will continue to service all receivables for the trust.
   In anticipation of the securitization, NMG entered into several forward interest rate lock agreements which established a weighted average effective rate of approximately 8.0% on the certificates issued.

Interest rate swap
During September 1991, NMG entered into an interest rate swap agreement having a notional principal amount of $50.0 million that effectively fixed NMG's interest rate on $50.0 million of its variable rate debt at 8.94%. The interest rate swap matured in September 1996. The incremental pre-tax interest expense incurred due to the interest rate swap agreement was $1.2 million in 1996, $1.0 million in 1995 and $2.3 million in 1994.

Debt
The fair value of Harcourt General's and NMG's senior debt and subordinated notes was $741.7 million on October 31, 1996 and was based upon quoted prices and comparable publicly-traded issues.
[END PAGE 41]

[START PAGE 42]
         [ 15. Comparative Quarterly Financial Information (unaudited)]


                                                                   1996
                                             First    Second     Third    Fourth   Full
(in millions except for per share data)    Quarter   Quarter   Quarter   Quarter   Year
===========================================================================================
Revenues                                   $ 698.4   $ 844.3  $ 879.2   $ 867.9  $ 3,289.9
                                           ================================================
Gross profit                               $ 280.2   $ 301.2  $ 418.8   $ 382.7  $ 1,382.9
                                           ================================================
Net earnings                               $  16.7   $  10.4  $ 105.2   $  58.5  $   190.9
                                           ================================================
Net earnings per common share              $   .23   $   .14  $  1.45   $   .81  $    2.62
                                           ================================================
Dividends per share
   Common Stock                            $   .17   $   .17  $   .17   $   .18  $     .69
   Class B Stock                           $  .153   $  .153  $  .153   $  .162  $    .621
   Series A Stock                          $ .1945   $ .1945  $ .1945   $ .2055  $   .7890


                                                                  1995
                                            First     Second     Third    Fourth    Full
(in millions except for per share data)   Quarter    Quarter   Quarter   Quarter    Year
=============================================================================================
Revenues                                  $ 663.3    $ 774.5   $ 813.2   $ 783.7   $ 3,034.7

                                          ===================================================
Gross profit                              $ 264.6    $ 272.7   $ 388.4   $ 343.9   $ 1,269.6
                                          ===================================================
Earnings (loss) from
   Continuing operations                  $  13.6    $  12.7   $  96.0   $  55.3   $   177.6
   Discontinued operations                   (1.8)      1.5     (11.4)       --        (11.7)
                                          ---------------------------------------------------
   Net earnings                           $  11.8    $  14.2   $  84.6   $  55.3   $   165.9
                                          ===================================================

Earnings (loss) per common share from
   Continuing operations                  $   .17    $  .16    $  1.29   $   .74   $    2.31
   Discontinued operations                   (.02)      .02       (.15)       --        (.15)
                                          ---------------------------------------------------
   Net earnings                           $   .15    $  .18    $  1.14   $   .74   $    2.16
                                         ====================================================
Dividends per share
   Common Stock                           $   .16    $  .16    $   .16   $   .17   $     .65
   Class B Stock                          $  .144    $ .144    $  .144   $  .153   $    .585
   Series A Stock                         $ .1835    $.1835    $ .1835   $ .1945   $   .7450


In the fourth quarter, the effect of adjusting the LIFO reserve for merchandise inventories to actual amounts increased net earnings by $3.9 million in 1996 and by $10.9 million in 1995.
[END PAGE 42]

[START PAGE 43]
Independent Auditors' Report


Board of Directors and Shareholders
Harcourt General, Inc.
Chestnut Hill, Massachusetts

We have audited the consolidated balance sheets of Harcourt General, Inc. and its subsidiaries as of October 31, 1996 and 1995 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harcourt General, Inc. and its subsidiaries as of October 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.







/S/ Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
December 9, 1996




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

/s/ John R. Cook
John R. Cook
Senior Vice President and Chief Financial Officer


/s/ Stephen C. Richards
Stephen C. Richards
Vice President and Controller

[END PAGE 43]

[START PAGE 44]
Five Year Summary (unaudited)

(in thousands except for per share amounts)
                                          1996       1995        1994        1993        1992
==============================================================================================
Revenues
   Publishing                       $1,092,631 $1,017,637 $   919,498  $  944,545  $  865,336

   Specialty retail                  2,075,003  1,888,249   1,789,461   1,667,825   1,484,945
   Professional services               122,285    128,850     141,818     146,252     121,391
                                    ----------------------------------------------------------
      Total                         $3,289,919 $3,034,736  $2,850,777  $2,758,622  $2,471,672
                                    ==========================================================
Operating earnings
   Publishing                       $ 196,997  $  177,531  $  165,436  $  142,177  $  124,503
   Specialty retail                   172,354     161,698     157,713     134,302      90,976
   Professional services                9,753      13,062      22,072      28,395      23,938
   Corporate expenses                 (34,382)    (34,395)    (35,081)    (46,932)    (41,501)
                                    ----------------------------------------------------------

Operating earnings                    344,722     317,896     310,140     257,942     197,916
Investment income                      27,329      39,945      14,239      14,072      23,239
Interest expense                      (82,882)    (88,735)    (86,219)    (84,585)    (85,442)
 Other income, net                         --          --          --      18,303       8,341
                                   -----------------------------------------------------------

Earnings from continuing operations
   before income taxes, extraordinary
   item and cumulative effect of
   accounting change                  289,169     269,106     238,160     205,732     144,054
Income tax expense                    (98,318)    (91,496)    (90,885)    (77,876)    (58,052)
                                   ----------------------------------------------------------

Earnings from continuing operations
   before extraordinary item
   and cumulative effect of
   accounting change                  190,851      177,610     147,275     127,856      86,002
Discontinued operations, net              --      (11,727)     30,257      43,477      21,868
Extraordinary item, net                   --           --          --          --     419,557
Accounting change, net                    --           --          --          --     (32,967)
                                   -----------------------------------------------------------
Net earnings                       $  190,851  $  165,883  $  177,532  $  171,333  $  494,460
                                   ===========================================================
Depreciation and amortization      $  180,395  $  175,737  $  149,973  $  154,740  $  140,522
Capital expenditures               $  242,655  $  220,053  $  196,160  $  159,860  $  185,997
Total assets                       $3,326,238  $2,884,336  $3,242,364  $2,805,878  $2,675,962
Total long-term liabilities        $  939,074  $  999,854  $1,123,341  $1,107,371  $1,086,053
Weighted average number of
   common and common equivalent
   shares outstanding                  72,770      76,764      79,809      79,625      79,139

Amounts applicable to
   common shareholders
   Earnings from continuing
    operations before extraordinary
    item and cumulative effect
    of accounting change           $     2.62  $     2.31  $     1.84  $     1.60  $     1.09
   Net earnings applicable to
    common shareholders            $     2.62  $     2.16  $     2.22  $     2.15  $     6.25
   Dividends paid on common stock  $      .69  $      .65  $      .61  $      .57  $      .53

[END PAGE 44]

[START PAGE 46]
Shareholder Information

Requests for general information or published financial information can be





made in writing to the Corporate Relations Department, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, MA 02167. Telephone:
(617) 232-8200. To hear the latest Company news, including quarterly earnings releases, or to request printed financial information or leave a message for the Company's Transfer Agent, individuals may call The Shareholder Line at
(800) 225-9194, Extension 2345. News and information about Harcourt
General, Inc. is also available on the Internet's World Wide Web at http://www.irin.com/H.

Automatic Dividend Reinvestment and Cash Stock Purchase Plan
The Plan provides shareholders with a convenient way to purchase Common shares by reinvesting their Common and Series A cash dividends and/or by investing additional cash amounts. The Company will absorb all brokerage and agency fees for stock purchased in connection with the Plan. For further information, please call The Shareholder Line or write to: Harcourt General, Inc., c/o The First National Bank of Boston, Automatic Dividend Reinvestment Plan, Post Office Box 1681, Boston, MA 02105.

Transfer Agent and Registrar for Common, Series A and Class B Stock The First National Bank of Boston
c/o Boston EquiServe Limited Partnership
Shareholder Services Division
Mail Stop 45-01-05
Post Office Box 644
Boston, MA 02102-0644
(800) 730-4001

Form 10-K
The Company's Form 10-K as filed with the Securities and Exchange Commission is available upon written request to the Corporate Relations Department of the Company.

Annual Meeting
The Annual Meeting of Shareholders will be held on Friday, March 14, 1997 at 10:00 a.m. at The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts.

Stock Information
Harcourt General's Common Stock and Series A Cumulative Convertible Stock are traded on the New York Stock Exchange under the symbols H and HPRA, respectively. The following table indicates the quarterly price range of the Common Stock and Series A Stock for the past two fiscal years.

Common Stock

                                                  1996                     1995
Quarter                                    High          Low        High         Low
====================================================================================
First                                    $43.00       $38.63      $37.38      $32.13
Second                                   $46.88       $38.88      $40.88      $32.88
Third                                    $52.75       $43.88      $45.75      $40.00
Fourth                                   $57.00       $47.75      $44.75      $38.00







Series A Stock

                                                 1996                      1995
Quarter                                    High          Low        High         Low
====================================================================================
First                                    $46.00       $42.75      $40.00      $36.50
Second                                   $51.00       $46.25      $44.00      $37.38
Third                                    $57.63       $48.38      $49.13      $44.75
Fourth                                   $59.00       $52.63      $48.13      $45.63

Harcourt General had 8,357 and 8,694 Common shareholders of record at October 31, 1996 and 1995, respectively, and 583 and 627 Series A shareholders of record at October 31, 1996 and 1995, respectively. Each share of Series A Stock is convertible into 1.1 shares of Common Stock at any time.


Corporate Address
Harcourt General, Inc.
27 Boylston Street
Chestnut Hill, MA 02167
(617) 232-8200
Harcourt General is an Equal Opportunity Employer.
[END PAGE 46]