Form 10-K405, Exhibit 13
period 1997-10-31
HARCOURT GENERAL INC
filed 1998-01-28
CIK 40493

                                                          1997 ANNUAL REPORT  23



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SEGMENT OPERATING RESULTS

The following table presents revenues and operating earnings by business segment:

Years ended October 31 (in thousands)                     1997           1996           1995
--------------------------------------------------------------------------------------------
Revenues
  Publishing - Harcourt Brace operations            $1,250,983     $1,092,631     $1,017,637
  Publishing - NEC operations                          125,275             --             --
                                                    ----------     ----------     ----------
    Total Publishing                                 1,376,258      1,092,631      1,017,637
    Specialty retailing                              2,209,891      2,075,003      1,888,249
    Professional services                              105,490        122,285        128,850
                                                    ----------     ----------     ----------
    Total revenues                                  $3,691,639     $3,289,919     $3,034,736
                                                    ==========     ==========     ==========
Operating earnings (loss)
  Publishing - Harcourt Brace operations            $  223,114     $  196,997     $  177,531
  Publishing - NEC operations                         (108,380)*           --             --
  Purchased in-process research and
    development and other charges                     (253,727)            --             --
                                                    ----------     ----------     ----------
    Total Publishing                                  (138,993)       196,997        177,531
    Specialty retailing                                194,714        172,354        161,698
  Professional services                                 (1,816)         9,753         13,062
  Professional services other charges                  (23,500)            --             --
                                                    ----------     ----------     ----------
    Total Professional services                        (25,316)         9,753         13,062
  Corporate expenses                                   (36,101)       (34,382)       (34,395)
                                                    ----------     ----------     ----------
    TOTAL OPERATING EARNINGS (LOSS)                 $   (5,696)    $  344,722     $  317,896
                                                    ==========     ==========     ==========

*Includes amortization of acquired intangible assets and goodwill of approximately $94.6 million and $9.5 million, respectively.

Operating Results 1997 vs. 1996

PUBLISHING

Publishing revenues increased 26.0% to $1.38 billion in 1997 from $1.09 billion in 1996. Revenues of the NEC operations, included in publishing revenues from the date of acquisition in June 1997, comprised approximately $125.3 million of the increase. The Company's educational publishing group contributed significantly to the increase, as revenues of this group increased approximately $106.7 million from the prior year. Elementary publishing revenues rose approximately 28.0% primarily as a result of higher adoption sales of social studies titles in Texas and reading titles in California. Revenues from secondary school publishing and testing and scoring services also contributed to the increase in the educational publishing group's revenues. The Company's international publishing group's revenues rose in comparison to the prior year primarily as a result of the acquisition in the first quarter of 1997 of Doyma Libros, a Spanish language medical and health sciences publisher and the acquisition of international distribution rights for Mosby-Year Book health sciences publications. Revenues at the Company's scientific, technical, medical and professional publishing (STMP) group increased moderately in comparison to the prior year due primarily to higher journal sales at Academic Press.

     The publishing segment incurred an operating loss of $139.0 million in 1997 compared to operating earnings of $197.0 million in the same period last year primarily due to charges associated with the acquisition of NEC. In connection with the acquisition of NEC, the Company recorded a charge of approximately $195.5 million consisting primarily of the value of purchased in-process research and development. The results of operations for the NEC businesses are included in the publishing segment from the date of acquisition and include amortization of acquired intangible assets and goodwill of approximately $104.1 million in aggregate. Also during the third quarter of 1997, the publishing business recognized charges of approximately $58.2 million related to the realignment, reorganization and consolidation of its existing businesses. These charges consisted primarily of costs to consolidate facilities and the impairment of certain existing assets. Including the effect of these charges, operating earnings at the educational publishing group increased in comparison to the prior year primarily as a result of the increased revenues in the elementary and high school publishing businesses, offset in part by higher plate amortization and sample costs. International publishing operating earnings increased modestly, primarily due to higher revenues, while operating earnings for the STMP publishing group were essentially flat in comparison to the prior year.

24  HARCOURT GENERAL

SPECIALTY RETAILING

Specialty retailing revenues in 1997 increased 6.5% to $2.21 billion from $2.08 billion in 1996. The increase was primarily attributable to comparable sales growth of 5.3% at Neiman Marcus Stores, and to new Neiman Marcus stores opened in King of Prussia, Pennsylvania in February 1996 and Paramus, New Jersey in August 1996. Comparable sales increases at Bergdorf Goodman and NM Direct were 2.1% and 2.9%, respectively. Fiscal 1996 included 53 weeks, while fiscal 1997 consisted of 52 weeks. The 53rd week is not included in comparable sales.

     Operating earnings from specialty retailing increased 13.0% to $194.7 million in 1997 from $172.4 million in 1996. The increase resulted primarily from higher revenues, and to a lesser extent, improved gross margins across all divisions. Gross margins were approximately 31.9% in 1997 compared to 31.7% in 1996, the higher percentage resulting primarily from lower markdowns during the calendar 1996 holiday season. Selling, general and administrative expenses increased primarily due to higher selling costs and new store openings. The Company utilizes the last-in, first-out (LIFO) method of accounting for valuing its inventories, which provides a better matching of revenues with expenses than the first-in, first-out (FIFO) method which is used by some specialty retail companies. The most important factors contributing to differences between the LIFO and FIFO methods include the rate of inflation, inventory levels and markdowns. As a result of these factors, operating earnings were $1.5 million lower in 1997 and $.7 million higher in 1996 than they would have been using the FIFO method.

PROFESSIONAL SERVICES

     Professional services revenues decreased 13.7% to $105.5 million in 1997 from $122.3 million in 1996. The decrease was a result of lower volume as well as reduced prices for outplacement services, reflecting a continuing competitive marketplace and reduced demand for outplacement services.

     The professional services segment had an operating loss of $25.3 million in 1997 compared with operating earnings of $9.8 million in 1996. The loss in 1997 includes other charges of $23.5 million recorded in the third quarter as well as the effect of lower revenues. The other charges consist primarily of severance, consolidation of facilities and impairment of certain assets.

CORPORATE EXPENSES

Corporate expenses increased 5.0% to $36.1 million in 1997 compared to $34.4 million in 1996, primarily due to higher compensation expense recorded in connection with the resignation of the Company's former chief executive officer in fiscal 1997.

INVESTMENT INCOME

Investment income increased $1.7 million to $29.0 million in 1997 from $27.3 million in the previous year. The increase is primarily due to a higher average portfolio balance during the first seven months of the year that resulted from the cash proceeds received in October 1996 from NMG's sale of its common stock to the public and its subsequent repurchase of its redeemable preferred stocks held by Harcourt General. The Company's investment portfolio was liquidated in June 1997 in order to partially fund the acquisition of NEC.

INTEREST EXPENSE

Interest expense increased 13.8% to $94.3 million in 1997 from $82.9 million in 1996. The increase resulted primarily from interest incurred on the fixed rate debt issued by the Company in August 1997 and, to a lesser extent, from borrowings under the Company's revolving credit agreement, the proceeds of which were used to partially fund the acquisition of NEC. Interest expense recorded by NMG decreased as higher average borrowings were offset by a lower effective interest rate which resulted from the repayment at maturity of NMG's fixed rate senior notes with borrowings under its revolving credit agreement.

MINORITY INTEREST

The Company recorded minority interest of $5.9 million in 1997 representing the portion of earnings attributable to the minority shareholders of NMG. In fiscal 1998, the Company expects to record 47% (based on its current ownership of 53%) of NMG's net earnings as minority interest.

                                                         1997 ANNUAL REPORT  25

OPERATING RESULTS 1996 VS. 1995

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

     Publishing operating earnings increased 11.0% to $197.0 million in 1996 from $177.5 million in 1995. STMP operating earnings, specifically at W.B. Saunders and Academic Press, were significantly higher than those of the prior year due to higher sales volume of W.B. Saunders books, W.B. Saunders and Academic Press journals, and lower operating expenses as a percentage of revenues. Operating earnings at Holt, Rinehart and Winston and Harcourt Brace College were also higher than in 1995, although aggregate earnings for the educational publishing group decreased slightly in comparison to the prior year primarily as a result of the decline in elementary program revenues and higher administrative and fulfillment expenses.

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

CORPORATE EXPENSES

Corporate expenses remained essentially unchanged in 1996 at $34.4 million.

INVESTMENT INCOME

Investment income decreased 31.6% to $27.3 million in 1996 from $39.9 million in 1995. The decrease was primarily due to a lower average short-term investment portfolio balance resulting primarily from the Company's stock repurchase program and acquisitions of NMG common stock and publishing businesses made during the year.

INTEREST EXPENSE

Interest expense decreased 6.6% to $82.9 million in 1996 from $88.7 million in 1995. The decrease was primarily due to lower debt levels at NMG resulting from the use of proceeds from NMG's credit card securitization in March 1995 to pay down outstanding debt.

26 HARCOURT GENERAL

LIQUIDITY AND CAPITAL RESOURCES

The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in the Company's consolidated statements of cash flows.

     Cash provided by operating activities in 1997 was $248.7 million compared to $253.5 million in 1996. In 1997 the publishing and professional services segments provided approximately $139.5 million of such cash and NMG provided $109.2 million. The cash provided by the Company's operations was sufficient to fund working capital, capital expenditures and dividend requirements. NMG uses its cash and revolving credit agreement to fund its own expenditures.

     The most significant changes in working capital were increases in accounts receivable of $50.3 million and inventories of $19.1 million, as well as a decrease of $21.1 million in accounts payable and other current liabilities. Accounts receivable increased primarily due to higher sales by the educational publishing group while the increase in inventories was primarily related to the specialty retail segment. The decrease in accounts payable and other current liabilities reflects higher income tax payments in 1997, offset in part by higher trade accounts payable associated with increased sales volume.

     The Company paid approximately $854.4 million to acquire NEC in June 1997. The purchase price was initially funded with cash and equivalents and short-term investments, in addition to $300 million in borrowings under the Company's revolving credit agreement. The Company's capital expenditures totaled $195.0 million in 1997. Publishing capital expenditures were approximately $135.0 million and related principally to expenditures for prepublication costs. The Company expects capital expenditures in the publishing business to approximate $180.0 million in fiscal 1998. Specialty retailing capital expenditures of $53.0 million in 1997 were primarily related to existing store renovations and are expected to approximate $100.0 million in fiscal 1998, which will be for both renovations and new store construction. Other investing activities include the acquisition of Churchill Livingstone in September 1997 for approximately $92.5 million.

     In October 1996, NMG sold 8.0 million shares of its common stock to the public at $35.00 per share. The proceeds of approximately $268.8 million were used, together with an additional 3.9 million shares of NMG common stock valued at $135.0 million and bank borrowings of $20.0 million, to repurchase all of NMG's outstanding preferred stock from the Company. The Company will no longer receive the annual dividends of approximately $27.1 million from such preferred stocks.

     In August 1997, the Company issued $500.0 million in senior notes and debentures to the public. The Company used the proceeds from its borrowings primarily to repay borrowings under its revolving credit agreement used to fund the acquisition of NEC, and to fund the acquisition of Churchill Livingstone. NMG borrowed $113.5 million under its revolving credit agreement and uncommitted lines, the proceeds of which were used to fund working capital requirements and to repay $132.0 million of senior notes at maturity. In June 1997, the Company repaid $125 million of its senior debt at maturity and repaid $46 million of outstanding borrowings on NEC's line of credit. Financing activities also include the payment of $51.1 million in dividends and the purchase of approximately .4 million shares of the Company's Common Stock for $20.1 million on the open market at an average price of $45.56 per share.

     At October 31, 1997, the Company's consolidated long-term liabilities totaled $1.56 billion. That amount included $369.7 million of NMG obligations, which are not guaranteed by Harcourt General.

     In September 1997 the Company signed a definitive merger agreement to acquire the balance of issued and outstanding shares of Steck-Vaughn Publishing Corporation for $14.75 per share, or approximately $41 million in aggregate.

     The Company believes its cash on hand, cash generated from operations and its current and future debt capacity will be sufficient to fund its planned capital growth, operating and dividend requirements.

IMPACT OF INFLATION

The Company's financial statements are prepared on a historical cost basis under generally accepted accounting principles. The Company uses the last-in, first-out method of accounting for substantially all of its inventories; thus, the cost of goods sold approximates current cost.

     The Company adjusts selling prices to maintain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices is not material to the financial position or results of operations of its business segments.

YEAR 2000

The Company has evaluated the effect of the year 2000 problem on its computer systems and is implementing a plan to resolve the potential risks. The costs of the modifications and enhancements, which will be expensed as incurred, are not expected to be material to the financial position of the Company. Additionally, the Company continues to invest in new technology in connection with its ongoing systems development initiatives.

                                                         1997 ANNUAL REPORT  27

SEASONALITY

The Company's businesses are seasonal in nature. More than one-half of the Company's annual operating earnings are historically generated in the third quarter of its fiscal year, since that quarter includes the important educational publishing selling season.

     Conversely, second quarter operating earnings have historically been minimal during a period when publishing revenues are at their lowest level, and that business segment typically reports operating losses. Those losses partially offset retail earnings, which have historically been strong in the Company's second quarter due to NMG's holiday selling season.

DIVIDENDS

The Company has a long-standing practice of returning a portion of its earnings and cash flow to shareholders through the payment of cash dividends. In September 1997, the Board of Directors voted to increase the quarterly cash dividend on the Common Stock to 19 cents per share. The Board also increased the quarterly cash dividend on the Series A Stock to 21.65 cents per share and on the Class B Stock to 17.10 cents per share.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS
128). Under the new standard, which must be adopted for periods ending after December 15, 1997, the Company will be required to change the method used to compute earnings per share and to restate prior periods presented. A dual presentation of basic and diluted earnings per share will be required. The basic earnings per share calculation, which will replace primary earnings per share, will exclude the dilutive impact of stock options and other common share equivalents. The diluted earnings per share calculation, which will replace fully diluted earnings per share, will include common share equivalents. The adoption of SFAS 128 will not have a material impact on reported earnings per share for the three years ended October 31, 1997.

In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure," which must be adopted for periods ending after December 15, 1997. The Statement makes disclosure requirements regarding capital structure applicable to all entities. The Statement contains no provisions which will materially change disclosure requirements for the Company.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income"(SFAS 130). The Statement, which must be adopted for periods beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components in consolidated financial statements. The effect of adopting SFAS 130 is not expected to be material to the Company's financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which must be adopted for periods beginning after December 15, 1997. Under the new standard, companies will be required to report certain information about operating segments in consolidated financial statements. Operating segments will be determined based on the method that management uses to organize its businesses for making operating decisions and assessing performance. The standard also requires that companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Company is currently evaluating the additional disclosures required in implementing SFAS 131.

FORWARD-LOOKING STATEMENTS

Statements in this report referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance in the Company's publishing and educational services businesses include, but are not limited to: the Company's ability to develop and market its products and services; the relative success of the products and services offered by competitors; integration of acquired businesses; the seasonal and cyclical nature of the markets for the Company's products and services; changes in economic conditions; changes in public funding for the Company's educational products and services; and changes in purchasing patterns in the Company's markets. Important factors that could affect future performance in the Company's specialty retailing businesses include, but are not limited to: changes in economic conditions or consumer confidence, changes in consumer preferences or fashion trends; delays in anticipated store openings; adverse weather conditions, particularly during peak selling seasons; changes in demographic or retail environments; competitive influences; significant increases in paper, printing and postage costs, and changes in the Company's relationships with designers and other resources. For more information, see the Company's filings with the Securities and Exchange Commission.

28  HARCOURT GENERAL

CONSOLIDATED BALANCE SHEETS

October 31 (in thousands)                                 1997        1996
--------------------------------------------------------------------------------

ASSETS

Current assets
 Cash and equivalents                                $   82,644    $  532,862
 Short-term investments                                      --       242,054
 Undivided interests in NMG Credit Card Master Trust    128,341       114,392
 Accounts receivable, net                               397,675       294,718
 Inventories                                            676,357       592,141
 Deferred income taxes                                  120,546        77,491
 Other current assets                                    79,353        79,607
                                                     ----------    ----------
  TOTAL CURRENT ASSETS                                1,484,916     1,933,265
                                                     ----------    ----------
Property and equipment
 Land, buildings and improvements                       538,762       503,050
 Fixtures and equipment                                 476,642       416,152
                                                     ----------    ----------
                                                      1,015,404       919,202
 Less accumulated depreciation and amortization        (421,512)     (344,276)
                                                     ----------    ----------
  TOTAL PROPERTY AND EQUIPMENT, NET                     593,892       574,926
                                                     ----------    ----------
Other assets
 Prepublication costs, net                              201,953       209,519
 Intangible assets, net                               1,299,227       456,494
 Other                                                  201,405       152,034
                                                     ----------    ----------
  TOTAL OTHER ASSETS                                  1,702,585       818,047
                                                     ----------    ----------
  TOTAL ASSETS                                       $3,781,393    $3,326,238
                                                     ==========    ==========


See Notes to Consolidated Financial Statements.

                                                         1997 ANNUAL REPORT  29

CONSOLIDATED BALANCE SHEETS


October 31 (in thousands)                                             1997           1996
-------------------------------------------------------------------------------------------
LIABILITIES

Current liabilities
 Notes payable and current maturities of long-term liabilities    $   14,439   $   163,717
 Accounts payable                                                    346,386       315,108
 Taxes payable                                                        19,433        77,548
 Other current liabilities                                           613,011       391,974
                                                                  ----------    ----------
  TOTAL CURRENT LIABILITIES                                          993,269       948,347
                                                                  ----------    ----------
Long-term liabilities
 Notes and debentures                                              1,289,889       714,282
 Other long-term liabilities                                         274,840       224,792
                                                                  ----------    ----------
  TOTAL LONG-TERM LIABILITIES                                      1,564,729       939,074
                                                                  ----------    ----------
Deferred income taxes                                                143,435       187,632

Commitments and contingencies

Minority interest                                                    234,422       217,653

Shareholders' Equity
Preferred stock
 Series A Cumulative Convertible - $1 par value
  Issued and outstanding - 1,125 and 1,152 shares                      1,125         1,152
Common stocks
 Class B Stock - $1 par value
  Issued and outstanding - 20,022 and 20,051 shares                   20,022        20,051
 Common Stock - $1 par value
  Issued and outstanding - 50,733 and 51,068 shares                   50,733        51,068
Paid-in capital                                                      744,932       743,947
Cumulative translation adjustments                                    (7,113)       (4,493)
Retained earnings                                                     35,839       221,807
                                                                  ----------    ----------
  TOTAL SHAREHOLDERS' EQUITY                                         845,538     1,033,532
                                                                  ----------    ----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $3,781,393    $3,326,238
                                                                  ==========    ==========



See Notes to Consolidated Financial Statements.

30  HARCOURT GENERAL

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31 (in thousands except for per share amounts)         1997           1996           1995
----------------------------------------------------------------------------------------------------------------
Revenues                                                                $3,691,639     $3,289,919     $3,034,736
Costs applicable to revenues                                             2,092,956      1,906,974      1,765,090
Selling, general and administrative expenses                             1,394,278      1,003,841        917,355
Purchased in-process research and development expense                      174,000             --             --
Corporate expenses                                                          36,101         34,382         34,395
                                                                        ----------     ----------     ----------
 Operating earnings (loss)                                                  (5,696)       344,722        317,896

Investment income                                                           28,984         27,329         39,945
Interest expense                                                           (94,319)       (82,882)       (88,735)
                                                                        ----------     ----------     ----------
 Earnings (loss) from continuing operations
  before income taxes and minority interest                                (71,031)       289,169        269,106

Income tax expense                                                         (38,239)       (98,318)       (91,496)
                                                                        ----------     ----------     ----------
 Earnings (loss) from continuing operations
  before minority interest                                                (109,270)       190,851        177,610

Minority interest in earnings of subsidiaries, net of income taxes          (5,852)            --             --
                                                                        ----------     ----------     ----------
 Earnings (loss) from continuing operations                               (115,122)       190,851        177,610

 Loss from discontinued operations, net                                         --             --        (11,727)
                                                                        ----------     ----------     ----------
 NET EARNINGS (LOSS)                                                    $ (115,122)    $  190,851     $  165,883
                                                                        ==========     ==========     ==========

Amounts per share of common stock
 Earnings (loss) from continuing operations                             $    (1.64)    $     2.62     $     2.31
 Loss from discontinued operations                                              --             --           (.15)
                                                                        ----------     ----------     ----------
 NET EARNINGS (LOSS)                                                    $    (1.64)    $     2.62     $     2.16
                                                                        ==========     ==========     ==========




See Notes to Consolidated Financial Statements.

                                                         1997 ANNUAL REPORT 31

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31 (in thousands)                        1997           1996           1995
-------------------------------------------------------------------------------------------------

Cash flows from operating activities
  Earnings (loss) from continuing operations              $(115,122)     $ 190,851      $ 177,610
  Adjustments to reconcile earnings (loss) from
   continuing operations to net cash provided
   by operating activities:
   Depreciation and amortization                            343,213        180,395        175,737
   Minority interest                                          5,852             --             --
   Purchased in-process research and development            174,000             --             --
   Deferred income taxes                                    (71,275)        (9,174)        13,152
   Other                                                    (11,376)          (401)         4,183
   Changes in assets and liabilities:
    Accounts receivable                                     (50,290)       (26,396)         2,202
    Inventories                                             (19,149)       (96,332)       (54,376)
    Other current assets                                     13,968        (23,654)         4,302
    Accounts payable and other current liabilities          (21,118)        38,209         25,974
                                                          ---------      ---------      ---------
                                                            248,703        253,498        348,784
  Discontinued operating activities                              --             --         (3,410)
                                                          ---------      ---------      ---------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                 248,703        253,498        345,374
                                                          ---------      ---------      ---------

Cash flows from investing activities
  Capital expenditures                                     (195,039)      (242,655)      (220,053)
  Purchases of available-for-sale investments              (408,304)      (280,939)      (382,612)
  Sales of available-for-sale investments                   325,767             --             --
  Maturities of available-for-sale investments              324,591        281,958        139,539
  Purchases of NMG common stock                                  --        (22,841)            --
  Purchases of held-to-maturity securities                 (461,791)      (502,604)      (210,995)
  Maturities of held-to-maturity securities                 447,842        492,673        170,534
  Acquisition of NEC, net of cash acquired                 (839,620)            --             --
  Other acquisitions                                        (98,648)       (20,648)       (42,490)
  Other investing activities                                 (1,436)       (12,888)         1,441
                                                          ---------      ---------      ---------
  NET CASH USED FOR INVESTING ACTIVITIES                   (906,638)      (307,944)      (544,636)
                                                          ---------      ---------      ---------

Cash flows from financing activities
  Proceeds from borrowings                                  586,728        109,917         17,065
  Repayment of debt                                        (306,000)       (41,571)      (247,431)
  Proceeds from NMG public offering                              --        268,800             --
  Repurchase of Common Stock                                (20,139)       (67,150)      (224,827)
  Proceeds from receivables securitization                       --             --        245,965
  Dividends paid                                            (51,149)       (48,693)       (47,730)
  Other financing activities                                 (1,723)         2,255            311
                                                          ---------      ---------      ---------
  NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES      207,717        223,558       (256,647)
                                                          ---------      ---------      ---------

Cash and equivalents
  Increase (decrease) during the year                      (450,218)       169,112       (455,909)
  Beginning balance                                         532,862        363,750        819,659
                                                          ---------      ---------      ---------
  ENDING BALANCE                                          $  82,644      $ 532,862      $ 363,750
                                                          =========      =========      =========

Supplemental schedule of cash flow information
 Cash payments for:
  Interest                                                $  88,321      $  82,185      $  86,991
  Income taxes                                            $ 183,851      $ 104,845      $  75,222


See Notes to Consolidated Financial Statements.

32  HARCOURT GENERAL


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                        Cumulative
                                        Common         Series A         Paid-in         Translation            Retained
(in thousands)                          Stocks          Stock           Capital         Adjustments            Earnings
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT NOVEMBER 1, 1994            $77,887          $1,453         $726,505          $(4,710)             $ 246,220

Net earnings                                --              --               --               --                165,883
Cash dividends paid                         --              --               --               --                (47,730)
Conversion of Series A Stock               243            (243)              --               --                     --
Repurchase of Common Stock              (5,539)             --               --               --               (219,288)
Translation adjustments                     --              --               --             (456)                    --
Other equity transactions, net             108              --              780               --                     --
                                      --------          ------         --------          -------              ---------
BALANCE AT OCTOBER 31, 1995             72,699           1,210          727,285           (5,166)               145,085

Net earnings                                --              --               --               --                190,851
Cash dividends paid                         --              --               --               --                (48,693)
Conversion of Series A Stock                58             (58)              --               --                     --
Repurchase of Common Stock              (1,714)             --               --               --                (65,436)
Translation adjustments                     --              --               --              673                     --
NMG issuance of common stock                --              --           15,153               --                     --
Other equity transactions, net              76              --            1,509               --                     --
                                      --------          ------         --------          -------              ---------
BALANCE AT OCTOBER 31, 1996             71,119           1,152          743,947           (4,493)               221,807

Net loss                                    --              --               --               --               (115,122)
Cash dividends paid                         --              --               --               --                (51,149)
Conversion of Series A Stock                29             (27)              (2)              --                     --
Repurchase of Common Stock                (442)             --               --               --                (19,697)
Translation adjustments                     --              --               --           (2,620)                    --
Other equity transactions, net              49              --              987               --                     --
                                      --------          ------         --------          -------              ---------
BALANCE AT OCTOBER 31, 1997           $ 70,755          $1,125         $744,932          $(7,113)             $  35,839
                                      ========          ======         ========          =======              =========


See Notes to Consolidated Financial Statements.

                                                         1997 ANNUAL REPORT  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Harcourt General, Inc. (the Company or Harcourt General) and its majority-owned subsidiaries. The consolidated financial statements of The Neiman Marcus Group, Inc. (NMG) are consolidated with a lag of one fiscal quarter, and the minority shareholders' interest in NMG is reflected as minority interest. NMG's fiscal year ends on the Saturday closest to July 31. In fiscal 1996, the reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1997 and 1995. All significant intercompany accounts and transactions have been eliminated.

CASH AND EQUIVALENTS

Cash and equivalents consist of cash and liquid debt instruments such as commercial paper and certificates of deposit with maturities of three months or less from the date of purchase. Cash and equivalents are stated at cost plus accrued interest, which approximates fair value. The Company's practice is to invest cash with financial institutions that have acceptable credit ratings and to limit the amount of credit exposure to any one financial institution.

SHORT-TERM INVESTMENTS

Short-term investments with maturities greater than three months, which consist of commercial paper, certificates of deposit, corporate debt securities and U.S. Government and agency securities, are carried at cost plus accrued interest, which approximates fair value. All such investments are classified as available-for-sale. Short-term investments have risk profiles similar to cash equivalent investments.

     The duration of short-term investments is generally one year or less. Therefore, the Company is not subject to significant interest rate risk which would cause fair value to materially diverge from carrying value. Gross realized and unrealized gains and losses in the periods presented were not material. At October 31, 1996, the carrying values of short-term investments consisted of corporate debt securities ($144.7 million), U.S. government and agency securities ($73.9 million), certificates of deposit ($21.1 million), and commercial paper ($2.3 million). In May 1997, all of the Company's short-term investments were sold to partially fund the acquisition of National Education Corporation, resulting in a loss of $.4 million.

UNDIVIDED INTERESTS IN NMG CREDIT CARD MASTER TRUST

In March 1995, NMG sold all of its Neiman Marcus credit card receivables through a subsidiary to The Neiman Marcus Group Credit Card Master Trust (the "Trust") in exchange for cash and certificates representing undivided interests in such receivables. The Company segregates its undivided interests in the Trust from its accounts receivable on the consolidated balance sheets. The undivided interests in the Trust include the interests retained by NMG's subsidiary, which are represented by a Class C Certificate ($54.0 million) and a Seller's Certificate (the excess of the total receivables transferred to the Trust over the portion represented by certificates sold to investors and the Class C Certificate). The undivided interests in the Trust represent securities which the Company intends to hold to maturity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Due to the short-term revolving nature of the credit card portfolio, the carrying value of the Company's undivided interests in the Trust approximates fair value.

ACCOUNTS RECEIVABLE

Certain publications are sold to customers with a right of return. Revenues are recorded net of a provision for future returns. Returned goods included in inventory are valued at estimated realizable value not exceeding cost.

     Accounts receivable are reported net of allowances for book returns of $65.9 million in 1997 and $53.2 million in 1996 and for doubtful accounts of $32.0 million in 1997 and $15.1 million in 1996.

INVENTORIES

Inventories, consisting primarily of finished goods, are stated at the lower of cost or market. Substantially all domestic publishing inventories are valued using the last-in, first-out (LIFO) method. Substantially all retail inventories are valued using the retail method on a LIFO basis. If the first-in, first-out
(FIFO) method of inventory valuation had been used to value inventories, the inventories would have been $15.0 million and $13.5 million higher than reported at October 31, 1997 and October 31, 1996, respectively.

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

PREPUBLICATION COSTS

Prepublication costs are amortized using the sum-of-the-years'-digits method over the estimated useful lives of the publications, ranging from three to five years.

34  HARCOURT GENERAL


INTANGIBLE ASSETS

Intangible assets consist primarily of goodwill. Amortization of goodwill is provided using the straight-line method over its estimated useful life, ranging from 10 to 40 years. Acquired intangible assets consist of course libraries, customer leads and contracts, and existing technology, and are amortized using accelerated methods over estimated useful lives, ranging from one to five years. Trademarks are amortized over 40 years using the straight-line method.

LONG-LIVED ASSETS

In 1996 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and determined that no impairment loss need be recognized. Upon occurrence of an event or a change in circumstances, the Company compares the carrying value of its long-lived assets against projected undiscounted cash flows to determine any impairment and to evaluate the reasonableness of the depreciation or amortization periods.

DERIVATIVES

The Company uses treasury lock agreements (a derivative) as a means of managing interest-rate risk associated with current debt or anticipated debt transactions. The differentials to be received or paid under these contracts designated as hedges are deferred and amortized to interest expense over the remaining life of the associated debt. Derivative financial instruments are not held for trading purposes.

INCOME TAXES

Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes.

REVENUE RECOGNITION

The Company recognizes publishing revenues principally upon shipment of products, net of a provision for returns based on sales. Subscription revenues are generally collected in advance. These revenues are deferred and recognized pro-rata upon fulfillment. Contract revenues are recognized as services are provided. Revenues from retail sales are recognized at point-of-sale or upon shipment.

RECEIVABLES AND FINANCE CHARGE INCOME

NMG's credit operations generate finance charge income which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $47.0 million in 1997, $47.7 million in 1996 and $55.9 million in 1995. The securitization of NMG's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $19.0 million in 1997 and 1996, and by $7.1 million in 1995. See Note 16.

     Credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Collateral is not required as a condition of extending credit, but credit evaluation of customers' financial position is performed. The Company maintains reserves for estimated credit losses.

     In 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125). The effect of adopting SFAS 125 was not material to the Company's financial position or results of operations.

PRE-OPENING EXPENSES

Costs associated with the opening of new stores are expensed as incurred.

ADVERTISING AND CATALOGUE COSTS

Direct response advertising relates primarily to the production and distribution of the Company's retail catalogues and is amortized over the estimated useful life of the catalogue, which is generally less than one year. All other advertising costs are expensed in the period incurred. Advertising expenses were $168.1 million, $137.8 million and $138.8 million in 1997, 1996 and 1995, respectively. Direct response advertising amounts included in other current assets in the consolidated balance sheets at October 31, 1997 and October 31, 1996 were $6.9 and $6.0 million, respectively.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

Earnings per common share is based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year. Weighted average shares outstanding amounted to 70.8 million shares in 1997,
72.8 million shares in 1996 and 76.8 million shares in 1995. Weighted average shares outstanding in 1997 do not include common stock equivalents because the effect would not be dilutive.

     Earnings per common and common equivalent share, assuming full dilution, have not been presented because the dilutive effect is not material.

                                                          1997 ANNUAL REPORT 35

ISSUANCES OF A SUBSIDIARY'S STOCK

Upon issuances of shares of a subsidiary's stock, the Company's policy is to record the difference between its carrying value per share of the subsidiary's stock and the offering price per share of the subsidiary's stock, net of estimated taxes, as an adjustment to paid-in capital.

SIGNIFICANT ESTIMATES

In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying values of certain assets and liabilities which are not readily apparent from other sources. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances. The primary estimates underlying the Company's consolidated financial statements include allowances for returns, doubtful accounts, valuation of inventories and prepublication costs, and accruals for self-insurance, pension and postretirement benefits. Actual results could differ from these estimates.

CHANGES IN PRESENTATION

Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 128, "Earnings per Share" (SFAS 128). The adoption of SFAS 128 will not have a material impact on earnings per share for the three years ended October 31,1997.

     In 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" (SFAS 129) and No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 129 contains no change in the Company's disclosure requirements, and SFAS 130 is not expected to be material to the Company's financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131,"Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company is currently evaluating the effect of implementing SFAS 131.

note 2. DESCRIPTION OF CONTINUING OPERATIONS


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

     National Education Corporation, which was acquired in 1997, is a provider of distance education in vocational, academic and professional studies, a developer of interactive media-based learning products and a publisher of supplemental education materials.

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

36 HARCOURT GENERAL

ADDITIONAL FINANCIAL INFORMATION

Years ended October 31 (in thousands)        1997           1996           1995
----------------------------------------------------------------------------------
Revenues
 Publishing                               $1,376,258     $1,092,631     $1,017,637
 Specialty retailing                       2,209,891      2,075,003      1,888,249
 Professional services                       105,490        122,285        128,850
                                          ----------     ----------     ----------
  TOTAL REVENUES                          $3,691,639     $3,289,919     $3,034,736
                                          ==========     ==========     ==========
Operating earnings (loss)
 Publishing                               $ (138,993)    $  196,997     $  177,531
 Specialty retailing                         194,714        172,354        161,698
 Professional services                       (25,316)         9,753         13,062
 Corporate expenses                          (36,101)       (34,382)       (34,395)
                                          ----------     ----------     ----------
  TOTAL OPERATING EARNINGS (LOSS)         $   (5,696)    $  344,722     $  317,896
                                          ==========     ==========     ==========
Identifiable assets
 Publishing                               $2,108,753     $1,033,951     $  922,629
 Specialty retailing                       1,373,682      1,342,202      1,191,085
 Professional services                        40,984         51,162         58,810
 Corporate                                   257,974        898,923        711,812
                                          ----------     ----------     ----------
  TOTAL IDENTIFIABLE ASSETS               $3,781,393     $3,326,238     $2,884,336
                                          ==========     ==========     ==========
Capital expenditures
 Publishing                               $  135,045     $  151,977     $  122,669
 Specialty retailing                          53,037         85,736         93,514
 Professional services                         5,745          4,457          3,799
 Corporate                                     1,212            485             71
                                          ----------     ----------     ----------
  TOTAL CAPITAL EXPENDITURES              $  195,039     $  242,655     $  220,053
                                          ==========     ==========     ==========
Depreciation and amortization
 Publishing                               $  267,809     $  113,379     $  120,331
 Specialty retailing                          61,695         60,381         49,087
 Professional services                        11,362          4,564          4,412
 Corporate                                     2,347          2,071          1,907
                                          ----------     ----------     ----------
  TOTAL DEPRECIATION AND AMORTIZATION     $  343,213     $  180,395     $  175,737
                                          ==========     ==========     ==========



note 3. ACQUISITION OF NEC

In June 1997, the Company completed the acquisition of National Education Corporation (NEC) for a cash purchase price of approximately $854.4 million. NEC is a global provider of print and multimedia-based products and services for the education and training marketplace, and a provider of distance education in vocational, academic and professional studies.

     The NEC acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of NEC for the period from June 5, 1997 are included in the accompanying consolidated financial statements. Assets acquired and liabilities assumed have been recorded at their estimated fair values, and are subject to adjustment when additional information concerning asset and liability valuations is finalized. NEC's accounting policies have been conformed with those of the Company with respect to revenue recognition of certain subscription contracts and deferred expenses.

     Based on an independent appraisal, approximately $174 million of the purchase price was allocated to purchased in-process research and development. Accordingly, the Company recorded a non-recurring charge for this purchased in-process research and development at the date of acquisition.

     The excess of cost over the estimated fair value of net assets acquired was allocated to goodwill. A total of $730.6 million was allocated to goodwill, of which $302.1 million will be amortized on a straight-line basis over 25 years. The remaining goodwill will be amortized on a straight-line basis over 40 years.

                                                         1997 ANNUAL REPORT  37

     The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on November 1, 1995 and excludes the write-off of purchased in-process research and development of $174 million:

                                                  Year ended               Year ended
(in thousands, except per share amounts)        October 31, 1997        October 31, 1996
---------------------------------------------------------------------------------------
Revenues                                          $3,876,966              $3,578,720
Net earnings                                      $   85,506              $   80,987
Earnings per share                                $     1.18              $     1.11


These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

     The NEC acquisition was initially funded with $300 million of borrowings under the Company's revolving credit agreement and cash and short-term investments of approximately $554 million. The borrowings under the revolving credit agreement were subsequently funded with long-term senior debt.

     Through NEC, the Company acquired approximately 82% of the issued and outstanding shares of Steck-Vaughn Publishing Corporation (Steck-Vaughn). In September 1997, the Company signed a definitive merger agreement to acquire the balance of the issued and outstanding shares of Steck-Vaughn for $14.75 per share, or approximately $41 million in aggregate. The transaction will be consummated in fiscal 1998, and therefore the consolidated financial statements included herein do not give effect to the acquisition of such shares, which will result in an increase in goodwill of approximately $30 million.

note 4. OTHER CHARGES

In connection with the acquisition of NEC and the integration of the NEC businesses into the Company, the Company recorded a charge of $81.7 million in fiscal 1997, which is included in costs applicable to revenues ($24.6 million) and selling, general and administrative expenses ($57.1 million). The charge reflects costs the Company has incurred in connection with the realignment, consolidation and reorganization of its existing businesses, and includes $23.5 million related to Drake Beam Morin. These costs consist primarily of severance and related employee benefit obligations, consolidation of facilities and impairment of certain existing assets. At October 31, 1997, $29.0 million of these costs is included in other current liabilities.

note 5. INTANGIBLE ASSETS

Intangible assets consisted of the following:

October 31 (in thousands)               1997             1996
--------------------------------------------------------------------------------
Goodwill                            $1,303,634        $482,217
Acquired intangible assets             108,400              --
Trademarks                              73,000          73,000
Other                                   30,186          28,819
                                    ----------        --------
  TOTAL                              1,515,220         584,036
Accumulated amortization              (215,993)       (127,542)
                                    ----------        --------
  TOTAL                             $1,299,227        $456,494
                                    ==========        ========

As of October 31, 1997 and 1996 goodwill consists of approximately $919.9 million and $400.5 million, respectively, amortized over 40 years and $383.7 million and $81.7 million, respectively, amortized over 25 years or less. Acquired intangible assets consist of course libraries, customer leads and contracts, and existing technology. These assets are amortized using accelerated methods over estimated lives of one to five years. Amortization expense was $88.1 million in 1997, $17.9 million in 1996 and $17.2 million in 1995.

     In the periods presented, the Company has acquired several publishing related companies. The results of operations from these acquired entities are reflected in the Company's statements of operations from the date of acquisition. Cash paid for acquisitions amounted to approximately $938.3 million in 1997, including NEC and Churchill Livingstone, $20.6 million in 1996 and $42.5 million in 1995. In 1996, the Company also purchased approximately 1.1 million shares of NMG common stock in the open market for approximately $22.8 million.

38 HARCOURT GENERAL

note 6. THE NEIMAN MARCUS GROUP, INC.

In October 1996, NMG completed a public offering of 8.0 million shares of its common stock at a price of $35.00 per share. The net proceeds from the offering ($267.3 million) were used by NMG to partially fund the repurchase of all of NMG's issued and outstanding preferred stocks from the Company. The total consideration paid by NMG to the Company in connection with the repurchase was $416.4 million, plus accrued and unpaid dividends through the date of the public offering. Of the total consideration, $260.0 million in cash was advanced to the Company during October 1996. In addition to the advance, in November 1996, NMG paid the Company $27.2 million in cash and 3.9 million shares of its common stock (valued at $135.0 million at $35.00 per share) and completed the exchange for all of NMG's issued and outstanding preferred stocks. The impact of NMG's public offering and the repurchase of its preferred stocks from the Company is reflected in the 1996 financial statements. The Company presently owns approximately 53% of the outstanding common stock of NMG, as compared to 59% prior to the transaction. The NMG public offering resulted in the establishment of a minority interest liability of $217.7 million, which represents the NMG minority shareholders' interest in the shareholders' equity of NMG and an increase of $15.2 million in paid-in capital, which represents the Company's incremental share of NMG's shareholders' equity, both at October 31, 1996.

     The Company recorded 100% of the earnings of NMG to the extent that the Company had previously absorbed losses of NMG applicable to the minority interest. In fiscal 1997 the Company fully recovered previously absorbed losses attributable to the minority shareholders and no longer includes in its earnings that portion of NMG earnings (currently 47%) attributable to the minority shareholders.

     The cash flows of NMG are only available to the Company through the payment of dividends. NMG has not paid dividends on its common stock since NMG's third quarter of fiscal 1995. Additionally, the Company's consolidated long-term liabilities at October 31, 1997 include $369.7 million of NMG obligations, which are not guaranteed by Harcourt General.

     The Company and NMG are parties to an agreement pursuant to which the Company provides certain management, accounting, financial, legal, tax and other corporate services to NMG. The fees for these services are charged at the Company's cost and are subject to the approval of a committee of directors of NMG who are not affiliated with the Company. This agreement may be terminated by either party on 180 days' notice. Charges to NMG were $5.7 million in 1997, $6.9 million in 1996 and $6.5 million in 1995.

     Substantially all of the executive officers of the Company serve in similar capacities with NMG. During the period covered by these consolidated financial statements, the Company's Chairman and one of its Presidents and Co-Chief Operating Officers served as directors of NMG.

note 7. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

October 31 (in thousands)                  1997            1996
-----------------------------------------------------------------
Accrued salaries and related charges    $122,909         $77,949
Self-insurance reserves                   46,651          49,569
Unearned subscription income              73,456          42,290
Accrued real estate and related charges   52,319          26,120
Other                                    317,676         196,046
                                        --------        --------
 TOTAL                                  $613,011        $391,974
                                        ========        ========

                                                         1997 ANNUAL REPORT  39

note 8. LONG-TERM LIABILITIES

Long-term liabilities of Harcourt General and NMG at October 31, 1997 and 1996 were as follows:

(in thousands)                          Interest Rate   Maturity       1997         1996
------------------------------------------------------------------------------------------
Harcourt General
  Convertible subordinated debentures         6.5%      May 2011   $   54,550    $      --
  Revolving credit agreement              Variable     Apr. 1999       14,000           --
  Revolving credit agreement              Variable     Jul. 2002           --           --
  Senior debt                                8.25%     Jun. 2002      149,493      149,425
  Senior debt                                 6.7%     Jul. 2007      149,592           --
  Senior debt                                8.88%     Jun. 2022      148,000      147,982
  Senior debt                                 7.2%     Jul. 2027      199,568           --
  Senior debt                                 7.3%     Jul. 2097      149,431           --
  Subordinated notes                         9.38%     Jun. 1997           --      124,938
  Subordinated notes                         9.50%     Mar. 2000      124,938      124,905
  Other long-term liabilities              Various       Various      211,048      158,025
                                                                   ----------    ---------
   TOTAL HARCOURT GENERAL                                           1,200,620      705,275
                                                                   ==========    =========
NMG
  Revolving credit agreement              Variable     Apr. 2000      300,000      186,500
  Senior notes                               9.59%     Aug. 1996           --       52,000
  Senior notes                               9.24%     Dec. 1996           --       40,000
  Senior notes                            Variable     Dec. 1996           --       40,000
  Other long-term liabilities              Various       Various       78,548       79,016
                                                                   ----------    ---------
   TOTAL NMG                                                          378,548      397,516

Less current maturities                                               (14,439)    (163,717)
                                                                   ----------    ---------
   TOTAL LONG-TERM LIABILITIES                                     $1,564,729    $ 939,074
                                                                   ==========    =========


In connection with the acquisition of NEC, the Company unconditionally assumed all of the obligations of NEC under its 6 1/2% Convertible Subordinated Debentures due 2011 and the related Indenture dated May 15, 1986, as amended. The NEC Debentures are subject to a mandatory annual redemption of $2.9 million in principal and, as a result of the acquisition of NEC by the Company, are convertible at the option of the holder into $21.00 for every $25.00 in principal of NEC Debentures.

     In July 1997, the Company replaced its existing revolving credit agreement with a new revolving credit agreement with 18 banks, pursuant to which the Company may borrow up to $750 million. The new agreement, which expires in July 2002, may be terminated by the Company at any time on three business days' notice. The rate of interest payable is determined according to the senior debt rating of the Company and one of four pricing options selected by the Company. At October 31, 1997, no borrowings were outstanding under the new agreement.

     In August 1997, the Company issued $500 million of senior notes and debentures to the public. The proceeds of the debt offering were used in part to repay borrowings outstanding under the Company's revolving credit agreement which had been used to finance the acquisition of NEC. The debt is comprised of $150 million 6.70% senior notes due 2007, $200 million 7.20% senior debentures due 2027 and $150 million 7.30% senior debentures due 2097. Interest on the securities is payable semiannually in arrears beginning February 1, 1998.

     In anticipation of the August 1997 debt offering, the Company entered into several forward interest rate lock agreements which established weighted average effective interest rates of 6.83% for the 10-year notes, 7.29% for the 30-year debentures and 7.40% for the 100-year debentures. In August 1997, the Company paid $20.5 million to settle such agreements, which was deferred and is being amortized over the terms of the respective debt.

     Subsequent to year end, Steck-Vaughn repaid its outstanding borrowings of $14.0 million and terminated its revolving credit agreement.

     Other long-term liabilities of Harcourt General consist primarily of a liability for postretirement health care benefits and provisions for other employee benefits.

     At August 2, 1997, NMG had a $500 million revolving credit agreement which was to expire in April 2000. That facility was replaced in October 1997 by a $650 million revolving credit facility which expires in October 2002. NMG may terminate this agreement at any time on three business days' notice. The rate of interest payable (6.02% at August 2, 1997) varies according to one of four pricing options selected by NMG.

40  HARCOURT GENERAL

     In addition to its revolving credit facility, NMG borrows from other banks on an uncommitted basis. Such borrowings are included in notes payable and current maturities of long-term liabilities and amounted to $26.5 million at August 3, 1996. No such borrowings were outstanding at August 2, 1997.

     In 1997 NMG repaid $132 million of senior notes upon maturity through borrowings under its revolving credit agreement.

     Other long-term liabilities of NMG consist primarily of certain employee benefit obligations and a liability for certain scheduled rent increases.

   The aggregate maturities of all long-term liabilities are as follows:

                      Harcourt
(in thousands)         General         NMG        Total
--------------------------------------------------------
1998                  $  5,600     $  8,800     $ 14,400
1999                    26,800        4,100       30,900
2000                   137,400      304,100      441,500
2001                     6,500        4,300       10,800
2002                   155,800        4,600      160,400
Thereafter             868,500       52,600      921,100

Certain of Harcourt General's and NMG's loan agreements contain, among other restrictions, provisions limiting the issuance of additional debt and guarantees.

note 9. SHAREHOLDERS' EQUITY

SERIES A CUMULATIVE CONVERTIBLE STOCK

Each share of Series A Stock is convertible into 1.1 shares of Common Stock and is entitled to a quarterly dividend equal to the quarterly dividend on each share of Common Stock multiplied by 1.1, plus $.0075. Each share of Series A Stock is entitled to a liquidation preference of $5.00 plus any accrued but unpaid dividends. Liquidation proceeds remaining after the satisfaction of such preference and the payment of $4.55 per share of Common Stock would be distributed ratably to the holders of Common Stock and Series A Stock. There were 10,000,000 authorized shares of Series A Stock at October 31, 1997.

CLASS B STOCK AND COMMON STOCK

The Class B Stock is not transferable except to family members and related entities but is convertible at any time on a share-for-share basis into Common Stock. The holders of Class B Stock are entitled to cash dividends which are 10% lower per share than the cash dividends paid on each share of Common Stock. The Class B Stock and the Common Stock are each entitled to vote separately as a class on charter amendments, mergers, consolidations and certain extraordinary transactions which are required to be approved by shareholders under Delaware law. Under certain circumstances, the holders of Class B Stock have the right to cast 10 votes per share for the election of directors. There were 80 million and 200 million shares of Class B Stock and Common Stock authorized for issuance at October 31, 1997, respectively.

     In April 1995, the Company completed a "Dutch Auction" tender offer and repurchased approximately 5.4 million shares of the Company's Common Stock at $40.50 per share.

     In May 1995, the Company's Board of Directors authorized the purchase of an additional 2.5 million shares of Common Stock in the open market. Through the year ended October 31, 1996, the Company repurchased approximately 1.8 million shares at an average price of approximately $39.12 per share. In December 1996, the Company's Board of Directors authorized an increase in the open market stock purchase program to 3.5 million shares of the Company's Common Stock. Through the year ended October 31, 1997, the Company repurchased approximately 400,000 shares at an average price of approximately $45.56 per share.

COMMON STOCK INCENTIVE PLANS

The Company has established common stock incentive plans allowing for the granting of stock options, stock appreciation rights (SARs) and stock-based awards to its employees. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation cost has been recognized for its common stock incentive plans. Had compensation cost for the Company's common stock incentive plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS 123, the Company's net loss would have increased by $.4 million and loss per share would remain unchanged.

                                                        1997 ANNUAL REPORT  41

     The effects on pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years due to such factors as the vesting period of the stock options and the potential for issuance of additional stock options in future years. In addition, the disclosure requirements of SFAS 123 are presently applicable only to options granted subsequent to October 30, 1995.

     The Company has adopted the 1997 Incentive Plan (the 1997 Plan) which will be used for all future grants of equity-based awards to employees. All outstanding equity-based awards at October 31, 1997 were granted under the Company's 1988 Stock Incentive Plan. At October 31, 1997, there were 4.0 million shares of Common Stock available for issuance under the 1997 Plan.

     Options outstanding at October 31, 1997 were granted at prices (not less than 100% of the fair market value on the date of the grant) varying from $15.67 to $48.13. Options generally vest gradually over five years and expire after ten years. There were 95 employees with options outstanding at October 31, 1997. For all outstanding options at October 31, 1997, the weighted average exercise price was $34.08 and the weighted average remaining contractual life was approximately
6.4 years.

     The Company has allowed SAR treatment in connection with the exercise of certain options. Optionees allowed SAR treatment surrender an exercisable option in exchange for an amount of cash equal to the excess of the market price of the Common Stock at the time of the surrender over the option exercise price, which is recorded as expense.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected life of seven years, risk-free interest rate of 7.0%, expected dividend yield of 1.5%, and expected volatility of 22.16% in 1997 and 21.63% in 1996.

     A summary of the status of the Company's stock options as of October 31, 1997, 1996, and 1995 and changes during the years ended on those dates is as follows:

                                                    1997                 1996               1995
                                               Weighted-            Weighted-          Weighted-
                                                 Average              Average            Average
                                                Exercise             Exercise           Exercise
                                     Shares        Price      Shares    Price    Shares    Price
------------------------------------------------------------------------------------------------
Options outstanding at
 beginning of year                  447,186       $28.84     543,448   $18.44   755,712   $17.87
Granted                             107,350        48.13      80,350    41.88    80,150    33.25
SAR Surrenders                       (5,917)       32.29    (109,081)   19.68  (197,169)   19.69
Exercised                           (51,522)       17.55     (61,496)   21.29   (86,643)   16.45
Canceled                             (4,603)       39.77      (6,035)   31.01    (8,602)   30.77
------------------------------------------------------------------------------------------------
OUTSTANDING AT
        END OF YEAR                 492,494       $34.08     447,186   $28.84   543,448   $18.44
================================================================================================

OPTIONS EXERCISABLE AT
        END OF YEAR                 236,151       $26.32     223,182   $22.65   285,860   $21.18
================================================================================================


The weighted-average fair value of options granted in 1997 and 1996 was $17.51 and $15.24, respectively.

The following summarizes information about the Company's stock options as of October 31, 1997:

                Options Outstanding                                                  Options Exercisable
 --------------------------------------------------------------------         ------------------------------
                         Shares   Weighted-Average    Weighted-Average             Shares   Weighted-Average
        Range of    Outstanding          Remaining            Exercise        Outstanding           Exercise
 Exercise Prices    At 10/31/97   Contractual Life               Price        At 10/31/97              Price
 -----------------------------------------------------------------------------------------------------------
 $15.67 - $23.39        115,062         2.90 years              $19.66            115,062             $19.66
 $28.72 - $33.25        193,782         6.20 years               31.84            106,169              31.36
 $41.88 - $48.13        183,650         8.70 years               45.48             14,920              41.88
 -----------------------------------------------------------------------------------------------------------
 $15.67 - $48.13        492,494         6.40 years              $34.08            236,151             $26.32
 ============================================================================================================

42   HARCOURT GENERAL

note 10. INCOME TAXES

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                     1997               1996             1995
Years ended October 31 (in thousands)           Amount     %       Amount     %     Amount    %
------------------------------------------------------------------------------------------------
Statutory tax expense                          $(24,861) (35)     $101,209  35      $94,188  35
State income taxes, net of federal tax effect     7,412   10         5,768   2        5,932   2
Tax credits                                        (107)  --           (98) --         (106) --
In-process research and development              60,900   86            --  --           --  --
Dividends received exclusion                     (1,232)  (2)       (2,451) (1)      (1,893) (1)
Foreign tax rate differentials                     (113)  --           (86) --         (501) --
Other permanent items                             7,594   11         3,656   1        3,563   1
Change in valuation allowance                    (7,066) (10)       (6,945) (2)      (7,187) (2)
Capital gains, settlements and other             (4,288)  (6)       (2,735) (1)      (2,500) (1)
INCOME TAX EXPENSE FROM                        -------------------------------------------------
 CONTINUING OPERATIONS                         $ 38,239   54      $ 98,318  34      $91,496  34
                                               =================================================


Income tax expense was as follows:

Years ended October 31 (in thousands)     1997     1996      1995
-----------------------------------------------------------------
Current
 Federal                              $ 98,464  $97,115   $70,696
 State                                  11,050   10,377     8,249
Deferred
 Federal                               (66,008)  (7,671)   11,674
 State                                  (5,267)  (1,503)      877
                                      ---------------------------
INCOME TAX EXPENSE                    $ 38,239  $98,318   $91,496
                                      ===========================

Significant components of the net deferred tax liabilities stated on a gross basis were as follows:

October 31 (in thousands)                                      1997           1996
----------------------------------------------------------------------------------
Gross deferred tax assets:
Loss carryforwards                                         $ 67,231       $     --
Credit carryforwards                                          3,227             --
Accrued liabilities and reserves                            147,629         84,702
Employee benefits                                            39,612         37,190
Postretirement health care benefits                          41,083         33,406
Inventories                                                  18,482         22,336
Difference in basis of assets acquired                       21,574         28,640
                                                          ---------       --------
Total gross deferred tax assets                             338,838        206,274
Valuation allowance                                         (65,896)       (11,406)
                                                          ---------       --------
NET DEFERRED TAX ASSETS                                     272,942        194,868

Gross deferred tax liabilities:
Property, equipment, prepublication costs and intangibles   164,821        153,445
Pension and employee benefits accrual                        19,067         22,295
Difference in basis of assets acquired                       80,041         90,945
Accrued liabilities and reserves                             31,902         38,324
                                                          ---------       --------
Total gross deferred tax liabilities                        295,831        305,009
                                                          ---------       --------
NET DEFERRED TAX LIABILITIES                              $  22,889       $110,141
                                                          =========       ========

                                                        1997 ANNUAL REPORT  43

The Company has recorded a valuation allowance for certain deductible temporary differences for which it is likely, at this time, that the Company will not receive future tax benefit. Realization of the remaining deferred tax assets is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that the remaining deferred tax assets will be realized.

     At October 31, 1997, the Company had federal net operating loss carryforwards of approximately $168.3 million expiring at various dates through 2011 related to various subsidiaries which can only be utilized against each company's respective future taxable income. In addition, the Company had available $1.3 million of tax credit carryforwards, with no expiration date, which may be utilized to offset future regular tax liabilities.

note 11. INVESTMENT AND OTHER INCOME

Investment income consisted of the following:

Years ended October 31 (in thousands)     1997        1996         1995
--------------------------------------------------------------------------------
Interest income                        $24,746     $16,794      $31,492
Dividend income                          4,238      10,535        8,453
                                       -------     -------      -------
TOTAL INVESTMENT INCOME                $28,984     $27,329      $39,945
                                       =======     =======      =======

note 12. DISCONTINUED OPERATIONS

In June 1995, NMG sold its Contempo Casuals subsidiary to The Wet Seal, Inc. for approximately $1.0 million of Wet Seal Class A Common Stock and $100,000 in cash. Revenues related to the discontinued Contempo Casuals operations were $207.2 million in 1995. The net loss from discontinued operations was $11.7 million in 1995.

note 13. COMMITMENTS AND CONTINGENCIES

LEASES

The Company and NMG have long-term operating leases primarily for offices, distribution centers, retail stores, other facilities and equipment. Leases are generally for periods of up to 30 years, with renewal options at fixed rentals. Certain retail leases also provide for additional rentals based on revenues in excess of predetermined levels.

     Rent expense for continuing operations under operating leases for the years ended October 31 was as follows:

(in thousands)                1997        1996        1995
----------------------------------------------------------
Minimum rent               $83,500     $75,800     $71,900
Rent based on revenues      11,600      10,700       8,400
                           -------     -------     -------
                           $95,100     $86,500     $80,300
                           =======     =======     =======

Assuming renewal options are not exercised, the future minimum rental payments will be as follows:

                      Harcourt
(in thousands)         General             NMG           Total
--------------------------------------------------------------
1998                   $50,100        $ 31,600        $ 81,700
1999                    46,300          30,500          76,800
2000                    41,000          30,200          71,200
2001                    36,900          29,200          66,100
2002                    24,000          29,000          53,000
Thereafter              53,200         515,200         568,400

THEATRE OPERATIONS

In December 1993, the Company completed the spinoff of its theatre operations to GC Companies, Inc. (GCC), which is listed on the New York Stock Exchange. In connection with the distribution, GCC and Harcourt General entered into various agreements which govern their ongoing relationship, including a Reimbursement and Security Agreement and an Intercompany Services Agreement.

44  HARCOURT GENERAL

     Under the Reimbursement and Security Agreement, GCC granted to Harcourt General a security interest in the stock of its theatre subsidiaries in order to secure GCC's obligation to indemnify Harcourt General from any losses which Harcourt General may incur due to its secondary liability on theatre leases which were transferred to GCC as part of the spinoff. In addition, GCC has agreed to certain financial covenants designed to protect Harcourt General from incurring such liabilities. As of October 31, 1997, GCC's aggregate future rental payments due under such theatre leases amounted to approximately $564.0 million.

     The Intercompany Services Agreement provides for the services of Harcourt General's Chairman and Chief Executive Officer and one of its Presidents and Co-Chief Operating Officers and such additional corporate services as the Company and GCC may mutually determine from time to time. The Company's Chairman and Chief Executive Officer continues to serve as the Chairman and Chief Executive Officer of GCC, and one of the Company's Presidents and Co-Chief Operating Officers serves as President and Chief Operating Officer of GCC.

LITIGATION

Both Harcourt General and NMG are involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect on the financial position or continuing operations of Harcourt General or NMG.

note 14. PENSION PLANS

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

Net pension expense was as follows:

Years ended October 31 (in millions)              1997     1996      1995
-------------------------------------------------------------------------
Service cost - benefits earned                  $ 13.2   $ 13.1    $ 12.8
Interest cost on projected benefit obligation     15.1     11.7      11.0
Actual return on assets                          (61.6)   (26.3)    (20.5)
Net amortization and deferral                     47.4     12.9       7.6
                                                ------   ------    ------
NET PENSION EXPENSE                             $ 14.1   $ 11.4    $ 10.9
                                                ======   ======    ======

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets at October 31:

                                                       1997                1996
                                                  Funded  Unfunded    Funded   Unfunded
(in millions)                                      Plans     Plans     Plans      Plans
---------------------------------------------------------------------------------------
Vested benefit obligation                         $142.0     $20.1    $122.5     $ 14.9
                                                  ======     =====    ======     ======

Accumulated benefit obligation                    $150.8     $25.0    $130.3     $ 18.4
                                                  ======     =====    ======     ======
Projected benefit obligation                      $184.5     $32.5    $159.2       30.4
Plan assets at fair value                          250.0        --     194.0         --
                                                  ------    ------    ------     ------
Overfunded (underfunded) projected obligation       65.5     (32.5)     34.8      (30.4)
Unrecognized net obligation at transition             .7        .6        .4         .8
Unrecognized net loss (gain)                       (37.5)       .1       1.7        1.3
Unrecognized prior service cost                     (1.5)      3.3      (1.6)       3.5
                                                  ------    ------    ------     ------
PREPAID (ACCRUED) PENSION COST RECOGNIZED
        IN THE CONSOLIDATED BALANCE SHEETS        $ 27.2    $(28.5)   $ 35.3     $(24.8)
                                                  ======    ======    ======     ======

Pension expense was computed assuming a discount rate of 7.5% and a long-term rate of return on plan assets of 9.0% for both Harcourt General and NMG for each of the years presented. The assumed rate of increases in future compensation levels for each of the years presented was 6.0% for Harcourt General and 5.0% for NMG. In connection with the NEC acquisition, the Company assumed supplemental benefit plan obligations, of which approximately $6.0 million remained at October 31, 1997.

                                                        1997 ANNUAL REPORT  45

     In addition to the pension plans, Harcourt General and NMG have defined contribution plans for certain employees. The savings plan of each company permits employee contributions and provides for certain matching contributions. Company contributions to these plans for the years ended October 31, 1997, 1996 and 1995 were approximately $11.1 million, $10.1 million and $9.4 million, respectively. The Company's employee stock ownership plan is non-contributory.

note 15. POSTRETIREMENT HEALTH CARE BENEFITS

The Company provides health care benefits for retired employees which are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements.

     The actuarial present value of the accumulated postretirement health care benefit obligation and the amounts recognized in the Company's consolidated balance sheets as of October 31 were as follows:

(in millions)                                          1997            1996
--------------------------------------------------------------------------------
Retirees                                              $32.4           $31.6
Fully eligible active plan participants                 7.0             6.9
Other active plan participants                          8.0             7.9
                                                      -----           -----
Accumulated postretirement benefit obligation          47.4            46.4
Unrecognized net gain                                  31.3            34.6
                                                      -----           -----
ACCRUED POSTRETIREMENT BENEFIT LIABILITY              $78.7           $81.0
                                                      =====           =====

The postretirement health care benefit cost was as follows:

Years ended October 31 (in millions)                 1997    1996    1995
--------------------------------------------------------------------------------
Service cost                                        $  .4   $  .6   $  .7
Interest cost on accumulated benefit obligation       3.0     4.3     3.8
Net amortization and deferral                        (2.4)   (1.8)   (2.1)
                                                    -----   -----   -----
POSTRETIREMENT BENEFIT COST                         $ 1.0   $ 3.1   $ 2.4
                                                    =====   =====   =====

The health care cost trend rate assumed in measuring the accumulated postretirement benefit obligation in fiscal 1997 was 10.0%, gradually declining to 5.0% in the year 2002. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.5% discount rate in both 1997 and 1996.

     An increase of 1% in the health care cost trend rate would increase the accumulated postretirement obligation as of October 31, 1997 by $4.7 million. This change would increase the annual expense by $.4 million.

     The Company paid $3.3 million in fiscal 1997, $2.9 million during fiscal 1996 and $2.8 million during fiscal 1995 for postretirement health care benefit claims.

note 16. FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as reported and disclosed in the consolidated financial statements, and as discussed below.

SECURITIZATION OF CREDIT CARD RECEIVABLES

In March 1995, NMG sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for certificates representing undivided interests in such receivables. Certificates representing undivided interests in $246.0 million of these receivables were sold to third parties in a public offering of $225.0 million 7.60% Class A certificates and $21.0 million 7.75% Class B certificates. NMG used the proceeds from this offering to pay down existing debt. NMG's subsidiary will retain the remaining undivided interests in the receivables not represented by the Class A and the Class B certificates. A portion of that interest is subordinated to the Class A and Class B certificates. NMG continues to service all receivables for the trust.

     In anticipation of the securitization, NMG entered into several forward interest rate lock agreements which established a weighted average effective rate of approximately 8.0% on the certificates issued. During March 1995, the NMG paid $5.4 million to settle all of its interest rate lock agreements.

DEBT

The fair value of Harcourt General's senior debt and subordinated notes was $1.04 billion and $741.7 million on October 31, 1997 and 1996, respectively, and was based upon quoted prices and comparable publicly-traded issues.

46  HARCOURT GENERAL

note 17 COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

1997
(in millions except for per share data)     Quarter 1    Quarter 2    Quarter 3      Quarter 4        Full Year
----------------------------------------------------------------------------------------------------------------
REVENUES                                     $768.7       $880.0       $1,051.6        $991.3          $3,691.6
                                             ==================================================================
GROSS PROFIT                                 $313.9       $315.2       $  505.6        $464.0          $1,598.7
                                             ==================================================================
NET EARNINGS (LOSS)                          $ 14.7       $  3.1       $ (141.0)       $  8.1          $ (115.1)
                                             ==================================================================
NET EARNINGS (LOSS)
 PER COMMON SHARE                            $  .20       $  .04       $  (2.00)       $  .10          $  (1.64)
                                             ==================================================================
Dividends per share
 Common Stock                                $  .18       $  .18       $    .18        $  .19          $    .73
 Class B Stock                               $ .162       $ .162       $   .162        $ .171          $   .657
 Series A Stock                              $.2055       $.2055       $  .2055        $.2165          $  .8330
                                             ------------------------------------------------------------------

1996
(in millions except for per share data)     Quarter 1    Quarter 2   Quarter 3       Quarter 4       Full Year
----------------------------------------------------------------------------------------------------------------
REVENUES                                     $698.4       $844.3       $879.2          $868.0         $3,289.9
                                             ==================================================================
GROSS PROFIT                                 $280.2       $301.2       $418.8          $382.7         $1,382.9
                                             ==================================================================
NET EARNINGS                                 $ 16.7       $ 10.4       $105.2          $ 58.6         $  190.9
                                             ==================================================================
NET EARNINGS PER COMMON SHARE                $  .23       $  .14       $ 1.45          $  .81         $   2.62
                                             ==================================================================
Dividends per share
 Common Stock                                $  .17       $  .17       $  .17          $  .18         $    .69
 Class B Stock                               $ .153       $ .153       $ .153          $ .162         $   .621
 Series A Stock                              $.1945       $.1945       $.1945          $.2055         $  .7890
                                            ------------------------------------------------------------------

In the fourth quarter, the effect of adjusting the LIFO reserve for merchandise inventories to actual amounts increased net earnings by $2.7 million in 1997 and by $3.9 million in 1996.

                                                         1997 ANNUAL REPORT  47

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Harcourt General, Inc.
Chestnut Hill, Massachusetts

We have audited the consolidated balance sheets of Harcourt General, Inc. and its subsidiaries as of October 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harcourt General, Inc. and its subsidiaries as of October 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Boston, Massachusetts
December 8, 1997

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

John R. Cook
Senior Vice President and Chief Financial Officer

Catherine N. Janowski
Vice President and Controller

48  HARCOURT GENERAL

FIVE YEAR SUMMARY (UNAUDITED)

(in thousands except for per share amounts)       1997          1996            1995          1994           1993
---------------------------------------------------------------------------------------------------------------------
Revenues
 Publishing                                   $1,376,258     $1,092,631     $1,017,637     $  919,498     $  944,545
 Specialty retail                              2,209,891      2,075,003      1,888,249      1,789,461      1,667,825
 Professional services                           105,490        122,285        128,850        141,818        146,252
                                              ----------------------------------------------------------------------
 TOTAL                                        $3,691,639     $3,289,919     $3,034,736     $2,850,777     $2,758,622
                                              ======================================================================
Operating earnings (loss)
 Publishing                                   $ (138,993)    $  196,997     $  177,531 $      165,436     $  142,177
 Specialty retail                                194,714        172,354        161,698        157,713        134,302
 Professional services                           (25,316)         9,753         13,062         22,072         28,395
 Corporate expenses                              (36,101)       (34,382)       (34,395)       (35,081)       (46,932)
                                              ----------------------------------------------------------------------
Operating earnings (loss)                         (5,696)       344,722        317,896        310,140        257,942
Investment income                                 28,984         27,329         39,945         14,239         14,072
Interest expense                                 (94,319)       (82,882)       (88,735)       (86,219)       (84,585)
Other income, net                                     --             --             --             --         18,303
                                              ----------------------------------------------------------------------
Earnings (loss) from continuing operations
 before income taxes and minority interest       (71,031)       289,169        269,106        238,160        205,732
Income tax expense                               (38,239)       (98,318)       (91,496)       (90,885)       (77,876)
Minority interest in earnings of
 subsidiaries, net of taxes                       (5,852)            --             --             --             --
                                              ----------------------------------------------------------------------
Earnings (loss) from continuing operations      (115,122)       190,851        177,610        147,275        127,856
Discontinued operations, net                          --             --        (11,727)        30,257         43,477
                                              ----------------------------------------------------------------------
Net earnings (loss)                           $ (115,122)    $  190,851     $  165,883     $  177,532     $  171,333
                                              ======================================================================
Depreciation and amortization                 $  343,213     $  180,395     $  175,737     $  149,973     $  154,740
Capital expenditures                          $  195,039     $  242,655     $  220,053     $  196,160     $  159,860
Total assets                                  $3,781,393     $3,326,238     $2,884,336     $3,242,364     $2,805,878
Total long-term liabilities                   $1,564,729     $  939,074     $  999,854     $1,123,341     $1,107,371
Weighted average number of
 common and common equivalent
 shares outstanding                               70,812         72,770         76,764         79,809         79,625
Amounts applicable to
 common shareholders
 Earnings (loss) from continuing
  operations                                  $    (1.64)    $     2.62     $     2.31     $    1.84      $     1.60
 Net earnings (loss) applicable to
  common shareholders                         $    (1.64)    $     2.62     $     2.16     $    2.22      $     2.15
 Dividends paid on common stock               $      .73     $      .69     $      .65     $     .61      $      .57