Form 10-K, Exhibit 13
period 1998-10-31
HARCOURT GENERAL INC
filed 1999-01-28
CIK 40493

EXHIBIT 13.1





[BEGIN PAGE 23]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS

The following table presents revenues and operating earnings by business:

Years ended October 31 (in thousands)

                                                                   1998        1997        1996
===============================================================================================
Revenues
  Education                                                  $  714,927  $  622,062  $  499,895
  Lifelong Learning & Assessment                                619,470     408,638     318,420
  Worldwide STM                                                 527,510     451,048     396,601
                                                             ----------  ----------  ----------
  Total publishing and educational services                   1,861,907   1,481,748   1,214,916

  Specialty retailing                                         2,373,347   2,209,891   2,075,003
                                                             ----------  ----------  ----------
Total revenues                                               $4,235,254  $3,691,639  $3,289,919
                                                             ==========  ==========  ==========
OPERATING EARNINGS (LOSS)
  Education                                                  $  125,448  $   83,234  $   80,233
  Lifelong Learning & Assessment                                  6,886     (64,562)     43,117
  Worldwide STM                                                 100,325      94,246      83,400
  Purchased in-process research and
    development and other charges                                     -    (277,227)          -
                                                             ----------  ----------  ----------
    Total publishing and educational services                   232,659    (164,309)    206,750

  Specialty retailing                                           213,062     194,714     172,354
  Corporate expenses                                            (34,837)    (36,101)    (34,382)
                                                             ----------  ----------  ----------
    Total operating earnings (loss)                          $  410,884    $ (5,696) $  344,722
                                                             ==========  ==========  ==========
===============================================================================================

OPERATING RESULTS 1998 VS. 1997

Publishing and educational services
Revenues from the Harcourt Brace publishing and educational services businesses increased $380.2 million, or 25.7%, compared to the same period last year, primarily as a result of revenues generated by the NEC operations acquired in June 1997, by Churchill Livingstone acquired in September 1997 and by higher sales at existing businesses. The Education Group's revenues rose 14.9% to $714.9 million, reflecting primarily the addition of the Steck-Vaughn supplemental educational publishing business and higher secondary publishing sales. Revenues of the Lifelong Learning & Assessment Group increased 51.6% to $619.5 million in fiscal 1998. The increase in this group's revenues resulted primarily from the inclusion of the revenues of ICS Learning Systems and NETg for the full fiscal year, higher scoring and test administration revenues and, to a lesser extent, sales increases of the professional education businesses and Drake Beam Morin, the Company's professional services and outplacement business. The Worldwide Scientific, Technical and Medical (STM) Group revenues increased 17.0% in fiscal 1998 to $527.5 million, primarily due to the acquisition of Churchill Livingstone in September 1997 and to higher book and journal subscription revenues at Academic Press, its scientific publishing company.
  The publishing and educational services businesses generated operating earnings of $232.7 million in fiscal 1998, increasing by $397.0 million from an operating loss of $164.3 million in fiscal 1997. The 1997 period included $277.2 million of purchased in-process research and development and other charges incurred concurrently with the acquisition of NEC. The Education Group's operating earnings increased primarily as a result of higher revenues, higher profits and lower amortization costs at Steck-Vaughn. Operating earnings of the Lifelong Learning & Assessment Group increased significantly in comparison to the prior year as a result of strong sales by its testing and assessment and professional education businesses, the inclusion of the operations of ICS and NETg for the full year of fiscal 1998, and the impact of lower amortization of intangible assets. Worldwide STM Group earnings increased in the 1998 period primarily as a result of a full year of results from Churchill Livingstone and from higher revenues at Academic Press.

Specialty retailing
Specialty retailing results are reported with a lag of one quarter. Accordingly, the operating results of The Neiman Marcus Group, Inc. (NMG) for the year ended August 1, 1998 are consolidated with the Company's operating results for the year ended October 31, 1998.
  Revenues in the year ended August 1, 1998 increased 7.4% to $2.37 billion from $2.21 billion in the year ended August 2, 1997. Comparable sales for the period increased 6.0%. Neiman Marcus Stores and Bergdorf Goodman revenues rose in fiscal 1998, reflecting
[END PAGE 23]

[BEGIN PAGE 24]
comparable sales increases of 7.0% and 8.0%, respectively. Revenues at NM Direct increased in comparison to the prior year period as a comparable revenue decline of 2.3% was more than offset by the inclusion of sales from Chef's Catalog, a direct marketer of gourmet cookware and high-end kitchenware, which was acquired by NMG in January 1998.
  Operating earnings increased 9.4% to $213.1 million from $194.7 million in the prior period primarily as a result of higher sales volume, particularly the comparable sales increases at Neiman Marcus Stores and Bergdorf Goodman and improved gross margins due to proportionately lower buying and occupancy costs.

Corporate expenses
Corporate expenses decreased $1.3 million or 3.5% to $34.8 million in fiscal 1998 from $36.1 million in fiscal 1997. The decrease is primarily due to the compensation expense recognized in the prior fiscal year in connection with the resignation of the Company's former chief executive officer.

Investment income
Investment income decreased $24.1 million to $4.9 million in fiscal 1998, compared to $29.0 million in fiscal 1997. The Company liquidated its investment portfolio in June 1997 to partially fund the acquisition of NEC.

Interest expense
Interest expense increased $14.0 million or 14.8% to $108.3 million from $94.3 million in fiscal 1997. The increase in interest expense is primarily due to the interest incurred on fixed-rate debt issued by the Company in August 1997, the proceeds from which were used to partially fund the acquisitions of NEC and Churchill Livingstone. The interest expense in fiscal 1998 includes a lower amount of interest incurred by NMG in comparison to fiscal 1997, resulting from both a lower effective interest rate and lower average borrowings by NMG.

Minority interest
The Company recorded minority interest in net earnings of its subsidiaries of $49.0 million in fiscal 1998 compared to $5.9 million in fiscal 1997. The Company began recognizing the minority interest in NMG (currently 46%) in its statement of operations in the fourth quarter of fiscal 1997. In the first nine months of fiscal 1997, the Company recorded 100% of the earnings of NMG to the extent that the Company had previously absorbed losses of NMG applicable to the minority interest. The Company fully recovered previously absorbed losses in the fourth quarter of 1997. Minority interest of $49.6 million recognized in 1998 represents a full year of minority interest in net earnings of its specialty retailing business. Other amounts recognized in 1998 relate to minority interest in net losses of various publishing and educational services businesses.


OPERATING RESULTS 1997 VS. 1996

Publishing and educational services
Publishing and educational services revenues increased 22.0% to $1.48 billion in fiscal 1997 from $1.21 billion in fiscal 1996. Revenues of the NEC operations, included in revenues from the date of acquisition in June 1997, comprised approximately $125.3 million of the increase. The Company's Education Group contributed significantly to the increase, with a revenue increase of approximately $122.2 million from the prior year. Elementary publishing revenues rose approximately 28.0% primarily as a result of higher adoption sales of social studies in Texas and reading titles in California. Revenues from secondary school publishing and the newly acquired Steck-Vaughn supplemental publishing business also contributed to the increase in the Education Group's revenues. Revenues from the Lifelong Learning & Assessment Group increased primarily due to the inclusion of ICS Learning Systems and NETg for five months in fiscal 1997. Revenues at the Company's Worldwide STM Group increased from the prior year due primarily to the acquisition in the first quarter of 1997 of Doyma Libros, a Spanish language medical and health sciences publishing company and the acquisition of international distribution rights for Mosby health sciences publications and higher journal sales at Academic Press.
  The publishing and educational services segment incurred an operating loss of $164.3 million in fiscal 1997 compared to operating earnings of $206.8 million in fiscal 1996 primarily due to charges associated with the acquisition of NEC. In connection with the acquisition of NEC, the Company recorded a charge of approximately $195.5 million consisting primarily of the value of purchased in-process research and development. The results of operations for the NEC businesses are included from the date of acquisition and include amortization of acquired intangible assets and goodwill of approximately $104.1 million. Also during the third quarter of 1997, the publishing and educational services businesses recognized charges of approximately $81.7 million related to the realignment, reorganization and consolidation of its existing businesses. These charges consisted primarily of costs to consolidate facilities, severance and the impairment of certain existing assets. Excluding the effect of these charges, operating earnings at the Education Group increased slightly in comparison to the prior year primarily as a result of the increased revenues in the elementary and high school publishing businesses, offset in part by higher amortization of plates and intangible assets. Operating earnings for the Lifelong Learning & Assessment Group decreased significantly from the prior year, primarily as a result of amortization of intangible assets related to the NEC acquisition. Operating earnings for the Worldwide STM Group increased from the prior year, primarily due to higher revenues.
[END PAGE 24]

[BEGIN PAGE 25]
Specialty retailing
Specialty retailing revenues in 1997 increased 6.5% to $2.21 billion from $2.08 billion in 1996. The increase was primarily attributable to comparable sales growth of 5.3% at Neiman Marcus Stores, and to new Neiman Marcus stores opened in King of Prussia, Pennsylvania in February 1996 and Paramus, New Jersey in August 1996. Comparable sales increases at Bergdorf Goodman and NM Direct were 2.1% and 2.9%, respectively. Fiscal 1996 included 53 weeks, while fiscal 1997 consisted of 52 weeks. The 53rd week is not included in comparable sales.
  Operating earnings from specialty retailing increased 13.0% to $194.7 million in 1997 from $172.4 million in 1996. The increase resulted primarily from higher revenues and, to a lesser extent, improved gross margins across all divisions. Gross margins were approximately 31.9% in 1997 compared to 31.7% in 1996, the higher percentage resulting primarily from lower markdowns during the calendar 1996 holiday season. Selling, general and administrative expenses increased primarily due to higher selling costs and new store openings.

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

Interest expense
Interest expense increased 13.8% to $94.3 million in 1997 from $82.9 million in 1996. The increase resulted primarily from interest incurred on the fixed rate debt issued by the Company in August 1997 and, to a lesser extent, from borrowings under the Company's revolving credit facility, the proceeds of which were used to partially fund the acquisition of NEC. Interest expense recorded by NMG decreased as higher average borrowings were offset by a lower effective interest rate which resulted from the repayment at maturity of NMG's fixed rate senior notes with borrowings under its revolving credit facility.

Minority interest
The Company recorded minority interest of $5.9 million in 1997 representing the portion of earnings attributable to the minority shareholders of NMG.


LIQUIDITY AND CAPITAL RESOURCES
The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in the Company's consolidated statements of cash flows.
  Cash provided by operating activities in 1998 was $452.1 million compared to $248.7 million in 1997. In 1998, the publishing and educational services segment provided $269.5 million of such cash and NMG provided $182.6 million. Cash provided by the Company's operations and borrowings under its revolving credit facility were sufficient to fund working capital, capital expenditures, acquisitions and dividend requirements. NMG uses its own cash and revolving credit facility to fund its expenditures. The most significant change in working capital was an increase in accounts receivable of $62.5 million, which was primarily due to higher sales by the publishing and educational services segment.
  The Company paid approximately $415 million to acquire Mosby, Inc., a professional health science publisher, in October 1998. The purchase price was funded with borrowings under the Company's revolving credit facility. The Company's capital expenditures totaled $275.8 million in 1998. Publishing and educational services capital expenditures were approximately $193.8 million and related principally to expenditures for prepublication costs. The Company expects capital expenditures in the publishing and educational services businesses to approximate $230.0 million in fiscal 1999. Specialty retailing capital expenditures of $81.2 million in 1998 related principally to the construction of a new store in Hawaii and the renovation of existing stores. In fiscal 1999, specialty retailing capital expenditures are expected to approximate $120.0 million.
  The Company borrowed $475.0 million under its revolving credit facility, the proceeds from which were used to fund the acquisition of Mosby in October 1998 and to fund working capital requirements. At October 31, 1998, the Company had $275.0 million available under its $750.0 million revolving credit facility, which expires in July 2002. In May 1998, NMG issued $250 million of senior notes and debentures to the public, comprised of $125 million 6.65% senior notes due 2008 and $125 million 7.125% senior debentures due 2028. The proceeds of the debt offering were used to repay borrowings outstanding under NMG's revolving credit facility. At August 1, 1998, NMG had $615.0 million available under its $650.0 million revolving credit facility, which expires in October 2002. Financing activities also include the payment of $53.9 million in dividends.
  At October 31, 1998, the Company's consolidated long-term liabilities totaled $2.11 billion. That amount included $355.7 million of NMG obligations, which are not guaranteed by Harcourt General.
[END PAGE 25]

[BEGIN PAGE 26]
  The Company believes its cash on hand, cash generated from operations and its current and future debt capacity will be sufficient to fund its planned capital expenditures, as well as its operating and dividend requirements.

Quantitative and qualitative disclosures about market risk
The market risk inherent in the Company's financial instruments and position represents the potential loss arising from adverse changes in interest rates. The Company does not enter into financial instruments for trading purposes.
  At October 31, 1998 and 1997, the fair value of the Company's fixed-rate debt was estimated at $1.24 billion and $1.04 billion, respectively, using quoted market prices and comparable publicly-traded issues. Such fair values at October 31, 1998 and 1997 exceeded the carrying value by approximately $15.9 million and $49.8 million, respectively. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates, and amounted to approximately $70.0 million at October 31, 1998.
  The Company had approximately $510.0 million of variable rate borrowings outstanding under its revolving credit facilities, which approximated fair value, at October 31, 1998. A hypothetical 10% adverse change in interest rates for this variable rate debt would have an approximate $2.9 million negative effect on the Company's earnings and cash flows.
  At October 31, 1998 the carrying value of the put option issued in connection with the acquisition of GartnerLearning was $20.0 million, which approximated fair value. Market risk is estimated as the potential change in market value of the put option resulting from a hypothetical 10% adverse change in the value of NETg, and would have an approximately $2.8 million negative effect on the Company's earnings.

Impact of inflation
The Company adjusts selling prices to maintain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices is not material to the financial position or results of operations of its business segments.

Year 2000 date conversion
The Company has substantially completed its assessment of its hardware and software systems, including the embedded systems in the Company's buildings, property and equipment, and is implementing plans to ensure that the operations of such systems will not be adversely affected by the Year 2000 date change.
  The Company is presently in the process of renovating non-compliant systems and implementing converted and replaced systems for substantially all of its non-compliant hardware and software systems. The Company estimates that its efforts to make these systems Year 2000 compliant are approximately 60% complete, with substantial completion of the Year 2000 project currently anticipated for June 1999.
  The Company has established an ongoing program to communicate with its significant suppliers and vendors to determine the extent to which the Company's systems and operations are vulnerable to those third parties' failure to rectify their own Year 2000 issues. Based on responses to the Company's inquiries, the Company is in the process of identifying those suppliers and vendors most at risk for failing to achieve Year 2000 compliance on a timely basis and is monitoring their continuing progress. The Company is not presently aware of any significant exposure arising from potential third party failures. However, there can be no assurance that the systems of other companies on which the Company's systems or operations rely will be timely converted or that any failure of such parties to achieve Year 2000 compliance would not have an adverse effect on the Company's results of operations.
  The Company has engaged both internal and external resources to assess, reprogram, test and implement its systems for Year 2000 compliance. Based on management's current estimates, the costs of Year 2000 remediation, including system renovation, modifications and enhancements, which have been and will be expensed as incurred, have not been and are not expected to be material to the results of operations or the financial position of the Company. Additionally, such expenditures have not adversely affected the Company's ability to continue its investment in new technology in connection with its ongoing systems development plans.
  Management presently believes the Company's most reasonably likely worst case Year 2000 scenario could arise from a business interruption caused by governmental agencies, utility companies, telecommunication service companies, shipping companies or other service providers outside the Company's control. There can be no assurance that such providers will not suffer business interruption caused by a Year 2000 issue. Such an interruption could have a material adverse effect on the Company's results of operations.
  The Company is in the process of developing a contingency plan for continuing operations in the event of Year 2000 failures, and the current target for completing that plan is June 1999.

Seasonality
The Company's businesses are seasonal in nature. A significant portion of the Company's annual operating earnings are historically generated in the third quarter of its fiscal year, since that quarter includes the important educational publishing selling season.
  The publishing and educational services businesses typically report operating losses in the first and second quarters when publishing revenues are at their lowest level. Those losses are partially offset by retail earnings, which have historically been strong in the Company's second quarter due to NMG's holiday selling season.
[END PAGE 26]

[BEGIN PAGE 27]
Dividends
The Company has a long-standing practice of returning a portion of its earnings and cash flow to shareholders through the payment of cash dividends. In September 1998, the Board of Directors voted to increase the quarterly cash dividend on the Common Stock to 20 cents per share. The Board also increased the quarterly cash dividend on the Series A Stock to 22.75 cents per share and on the Class B Stock to 18 cents per share.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income." The adoption of SFAS 130 in fiscal 1999 is not expected to be material to the consolidated financial statements.
  In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is currently evaluating the additional disclosures required by SFAS 131, which will be effective for fiscal 1999.
  In February 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and other Postretirement Benefits." Upon adoption in fiscal 1999, the Company will provide the additional disclosures required by SFAS 132.
  In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company is currently evaluating the effect of implementing SFAS 133, which will be effective for fiscal 2000.


FORWARD-LOOKING STATEMENTS
Statements in this report referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance in the Company's publishing and educational services businesses include, but are not limited to: the Company's ability to develop and market its products and services; the relative success of the products and services offered by competitors; integration of acquired businesses; the seasonal and cyclical nature of the markets for the Company's products and services; failure of the Company or third parties to be Year 2000 compliant; changes in economic conditions; changes in public funding for the Company's educational products and services; and changes in purchasing patterns in the Company's markets. Important factors that could affect future performance in the Company's specialty retailing businesses include, but are not limited to: changes in economic conditions or consumer confidence; changes in consumer preferences or fashion trends; delays in anticipated store openings; adverse weather conditions, particularly during peak selling seasons; changes in demographic or retail environments; competitive influences; failure of the Company or third parties to be Year 2000 compliant; significant increases in paper, printing and postage costs, and changes in the Company's relationships with designers and other resources. For more information, see the Company's filings with the Securities and Exchange Commission.
[END PAGE 27]

[BEGIN PAGE 28]
CONSOLIDATED BALANCE SHEETS

October 31 (in thousands)                                                      1998        1997
==============================================================================================
ASSETS
CURRENT ASSETS
  Cash and equivalents                                                  $   115,200  $   82,644
  Undivided interests in NMG Credit Card Master Trust                       138,867     128,341
  Accounts receivable, net                                                  479,569     397,675
  Inventories                                                               706,586     676,357
  Deferred income taxes                                                     114,794     120,546
  Other current assets                                                       94,024      79,353
                                                                         ----------  ----------
  Total current assets                                                    1,649,040   1,484,916
                                                                         ----------  ----------
PROPERTY AND EQUIPMENT
  Land, buildings and improvements                                          618,826     564,747
  Fixtures and equipment                                                    536,876     450,657
                                                                         ----------  ----------
                                                                          1,155,702   1,015,404
Less accumulated depreciation and amortization                             (510,489)   (421,512)
                                                                         ----------  ----------
  Total property and equipment, net                                         645,213     593,892

OTHER ASSETS
  Prepublication costs, net                                                 252,831     201,953
  Goodwill, net                                                           1,614,369   1,130,671
  Other intangible assets, net                                              183,431     213,086
  Other                                                                     104,215     109,292
                                                                         ----------  ----------
  Total other assets                                                      2,154,846   1,655,002
                                                                         ----------  ----------
  Total assets                                                           $4,449,099  $3,733,810
===============================================================================================
See Notes to Consolidated Financial Statements.

[END PAGE 28]

[BEGIN PAGE 29]
CONSOLIDATED BALANCE SHEETS

October 31 (in thousands)                                                      1998        1997
===============================================================================================

LIABILITIES
CURRENT LIABILITIES
  Notes payable and current maturities of long-term liabilities          $   10,013  $   14,439
  Accounts payable                                                          392,417     346,386
  Taxes payable                                                              20,928      19,433
  Other current liabilities                                                 701,212     613,011
                                                                         ----------  ----------
    Total current liabilities                                             1,124,570     993,269
                                                                         ----------  ----------

LONG-TERM LIABILITIES
  Notes and debentures                                                    1,729,459   1,289,889
  Other long-term liabilities                                               258,621     227,257
  Deferred income taxes                                                     118,162     143,435
                                                                         ----------  ----------
    Total long-term liabilities                                           2,106,242   1,660,581
                                                                         ----------  ----------
COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST                                                           292,565     234,422

SHAREHOLDERS' EQUITY
PREFERRED STOCK
  Series A Cumulative Convertible - $l par value
   Issued and outstanding - 914 and 1,125 shares                                914       1,125
COMMON STOCKS
  Class B Stock - $1 par value
   Issued and outstanding - 20,021 and 20,022 shares                         20,021      20,022
  Common Stock - $1 par value
   Issued and outstanding - 51,008 and 50,733 shares                         51,008      50,733
PAID-IN CAPITAL                                                             745,679     744,932
CUMULATIVE TRANSLATION AND OTHER ADJUSTMENTS                                (15,407)     (7,113)
RETAINED EARNINGS                                                           123,507      35,839
                                                                         ----------  ----------
   Total shareholders' equity                                               925,722     845,538
                                                                         ----------  ----------
   Total liabilities and shareholders' equity                            $4,449,099  $3,733,810
                                                                         ----------  ----------
===============================================================================================
See Notes to Consolidated Financial Statements.

[END PAGE 29]

[BEGIN PAGE 30]
CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31 (in thousands except for per share amounts) 1998        1997        1996
===============================================================================================
Revenues                                                     $4,235,254  $3,691,639  $3,289,919
Costs applicable to revenues                                  2,233,627   2,092,956   1,906,974
Selling, general and administrative expenses                  1,555,906   1,394,278   1,003,841
Purchased in-process research and development expense                 -     174,000           -
Corporate expenses                                               34,837      36,101      34,382
                                                             ----------  ----------  ----------
  OPERATING EARNINGS (LOSS)                                     410,884      (5,696)    344,722


Investment income                                                 4,880      28,984      27,329
Interest expense                                               (108,298)    (94,319)    (82,882)
                                                             ----------  ----------  ----------
  EARNINGS (LOSS) BEFORE INCOME TAXES
  AND MINORITY INTEREST                                         307,466     (71,031)    289,169

Income tax expense                                             (116,837)    (38,239)    (98,318)
                                                             ----------  ----------  ----------
  EARNINGS (LOSS) BEFORE MINORITY INTEREST                      190,629    (109,270)    190,851

Minority interest in net earnings of subsidiaries               (49,013)     (5,852)          -
                                                             ----------  ----------  ----------
  NET EARNINGS (LOSS)                                        $  141,616  $ (115,122) $  190,851
                                                             ==========  ==========  ==========
WEIGHTED AVERAGE NUMBER OF COMMON AND
  COMMON EQUIVALENT SHARES OUTSTANDING:
  Basic                                                          70,837      70,812      71,277
                                                             ==========  ==========  ==========
  Diluted
                                                                 72,141      70,812      72,770
                                                             ==========  ==========  ==========
EARNINGS (LOSS) PER COMMON SHARE:
  Basic                                                      $     1.99   $   (1.64) $     2.66
                                                             ==========  ==========  ==========
  Diluted                                                    $     1.96  $    (1.64) $     2.62
                                                             ==========  ==========  ==========
===============================================================================================
See Notes to Consolidated Financial Statements.

[END PAGE 30]

[BEGIN PAGE 31]
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31 (in thousands)                              1998        1997        1996
===============================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings (loss)                                        $  141,616 $  (115,122) $  190,851
  Adjustments to reconcile net earnings (loss)
   to net cash provided by operating activities:
   Depreciation and amortization                                306,224     343,213     180,395
   Minority interest                                             49,013       5,852          -
   Purchased in-process research and development                      -     174,000          -
   Deferred income taxes                                         39,962     (71,275)     (9,174)
   Other                                                         (2,014)    (11,376)       (401)
   Changes in assets and liabilities:
     Accounts receivable                                        (62,503)    (50,290)    (26,396)
     Inventories                                                (13,045)    (19,149)    (96,332)
     Other current assets                                         8,355      13,968     (23,654)
     Accounts payable and other current liabilities             (20,097)     36,997      18,765
     Taxes payable                                                4,572     (58,115)     19,444
                                                             ----------  ----------  ----------
  Net cash provided by operating activities                     452,083     248,703     253,498
                                                             ==========  ==========  ==========

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                         (275,839)   (195,039)   (242,655)
  Purchases of available-for-sale investments                         -    (408,304)   (280,939)
  Sales of available-for-sale investments                             -     325,767           -
  Maturities of available-for-sale investments                        -     324,591     281,958
  Purchases of NMG common stock                                       -           -     (22,841)
  Purchases of held-to-maturity securities                     (636,342)   (461,791)   (502,604)
  Maturities of held-to-maturity securities                     625,816     447,842     492,673
  Acquisition of NEC, net of cash acquired                      (40,512)   (839,620)          -
  Acquisition of Mosby, net of cash acquired                   (413,733)          -           -
  Other acquisitions and investing activities                   (62,833)   (100,084)    (33,536)
                                                             ----------  ----------  ----------
  Net cash used for investing activities                       (803,443)   (906,638)   (307,944)
                                                             ==========  ==========  ==========
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings, net                                 445,339     586,728     109,917
  Repayment of debt                                              (5,949)   (306,000)    (41,571)
  Proceeds from NMG public offering                                   -           -     268,800
  Repurchase of Common Stock                                          -     (20,139)    (67,150)
  Cash dividends paid                                           (53,948)    (51,149)    (48,693)
  Other financing activities                                     (1,526)     (1,723)      2,255
                                                             ----------  ----------  ----------
  Net cash provided by financing activities                     383,916     207,717     223,558
                                                             ==========  ==========  ==========
CASH AND EQUIVALENTS
  Increase (decrease) during the year                            32,556    (450,218)    169,112
  Beginning balance                                              82,644     532,862     363,750
                                                             ----------  ----------  ----------
  Ending balance                                             $  115,200  $   82,644  $  532,862
                                                             ==========  ==========  ==========

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
  Cash payments for:
   Interest                                                  $  105,393  $   88,321  $   82,185
   Income taxes                                              $   73,035  $  183,851  $  104,845
===============================================================================================
See Notes to Consolidated Financial Statements.

[END PAGE 31]

[BEGIN PAGE 32]
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                      Cumulative
                                          Common        Series A      Paid-in    Translation and    Retained
(in thousands)                            Stocks           Stock      Capital  Other Adjustments    Earnings
============================================================================================================

Balance at November 1, 1995            $  72,699       $   1,210    $ 727,285         $   (5,166)  $ 145,085


Net earnings                                   -               -            -                  -     190,851
Cash dividends paid                            -               -            -                  -     (48,693)
Conversion of Series A Stock                  58             (58)           -                  -           -
Repurchase of Common Stock                (1,714)              -            -                  -     (65,436)
Translation adjustments                        -               -            -                673           -
NMG issuance of common stock                   -               -       15,153                  -           -
Other equity transactions, net                76               -        1,509                  -           -
                                       ---------       ---------    ---------          ---------   ---------

Balance at October 31, 1996               71,119           1,152      743,947             (4,493)    221,807


Net loss                                       -               -            -                  -    (115,122)
Cash dividends paid                            -               -            -                  -     (51,149)
Conversion of Series A Stock                  29             (27)          (2)                 -           -
Repurchase of Common Stock                  (442)              -            -                  -     (19,697)
Translation adjustments                        -               -            -             (2,620)          -
Other equity transactions, net                49               -          987                  -           -
                                       ---------       ---------    ---------          ---------   ---------


Balance at October 31, 1997               70,755           1,125      744,932             (7,113)     35,839


Net earnings                                   -               -            -                  -     141,616
Cash dividends paid                            -               -            -                  -     (53,948)
Conversion of Series A Stock                 232            (211)         (21)                 -           -
Translation and other adjustments              -               -            -             (8,294)          -
Other equity transactions, net                42               -          768                  -           -
                                       ---------       ---------    ---------          ---------   ---------


Balance at October 31, 1998            $  71,029       $     914    $ 745,679          $ (15,407)  $ 123,507
                                       =========       =========    =========          =========   =========
============================================================================================================
See Notes to Consolidated Financial Statements.

[END PAGE 32]

[BEGIN PAGE 33]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
The consolidated financial statements include the accounts of Harcourt General, Inc. (the Company or Harcourt General) and its majority-owned subsidiaries. The consolidated financial statements of The Neiman Marcus Group, Inc. (NMG) are consolidated with a lag of one fiscal quarter. NMG's fiscal year ends on the Saturday closest to July 31. In fiscal 1996, NMG's reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1998 and 1997. All significant intercompany accounts and transactions are eliminated.

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

Short-term investments
In May 1997, all of the Company's short-term investments were sold to partially fund the acquisition of National Education Corporation, resulting in a loss of $.4 million in fiscal 1997. Short-term investments with maturities greater than three months, which consisted of commercial paper, certificates of deposit, corporate debt securities and U.S. Government and agency securities, are carried at cost plus accrued interest, which approximates fair value. All such investments are classified as available-for-sale. Short-term investments have risk profiles similar to cash equivalent investments.
  The duration of short-term investments is generally one year or less. Therefore, the Company is not subject to significant interest rate risk which would cause fair value to materially diverge from carrying value. Gross realized and unrealized gains and losses in the periods presented were not material.

Undivided interests in NMG Credit Card Master Trust
In March 1995, NMG sold all of its Neiman Marcus credit card receivables through a subsidiary to The Neiman Marcus Group Credit Card Master Trust (the "Trust") in exchange for cash and certificates representing undivided interests in such receivables. The Company segregates its undivided interests in the Trust from its accounts receivable on the consolidated balance sheets. The undivided interests in the Trust include the interests retained by NMG's subsidiary, which are represented by a Class C Certificate ($54.0 million) and a Seller's Certificate (the excess of the total receivables transferred to the Trust over the portion represented by certificates sold to investors and the Class C Certificate). The undivided interests in the Trust represent securities which the Company intends to hold to maturity in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Due to the short-term revolving nature of the credit card portfolio, the carrying value of the Company's undivided interests in the Trust approximates fair value.

Accounts receivable
Certain publications are sold to customers with a right of return. Revenues are recorded net of a provision for future returns. Returned goods included in inventory are valued at estimated realizable value not exceeding cost.
  Accounts receivable are reported net of allowances for book returns of $71.2 million in 1998 and $65.9 million in 1997 and for doubtful accounts of $42.1 million in 1998 and $32.0 million in 1997.

Inventories
Inventories, consisting primarily of finished goods, are stated at the lower of cost or market. Substantially all domestic publishing inventories are valued using the last-in, first-out (LIFO) method. Substantially all retail inventories are valued using the retail method on a LIFO basis. If the first-in, first-out (FIFO) method of inventory valuation had been used to value inventories, the inventories would have been $14.5 million and $15.0 million higher than reported at October 31, 1998 and October 31, 1997, respectively.

Property and equipment
Property and equipment are stated at cost. Depreciation and amortization are provided using straight-line or accelerated methods over the estimated useful lives of the related assets or over the terms of the related leases, if shorter. When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from the dispositions are reported as income or expense. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are capitalized.

Prepublication costs
Prepublication costs are amortized using the sum-of-the-years-digits method over the estimated useful lives of the publications, ranging from three to five years.
[END PAGE 33]

[BEGIN PAGE 34]
Goodwill and other intangible assets
Amortization of goodwill and publishing rights is provided using the straight-line method over their estimated useful lives, ranging from 10 to 40 years. Acquired intangible assets consist of course libraries, customer leads and contracts, and existing technology, and are amortized using accelerated methods over estimated useful lives, ranging from one to five years. Trademarks are amortized over their estimated useful lives, ranging from 30 to 40 years using the straight-line method.

Long-lived assets
Upon occurrence of an event or a change in circumstances which indicates that the carrying amount of an asset may not be recoverable, the Company compares the carrying value of its long-lived assets against projected undiscounted cash flows to determine any impairment and to evaluate the reasonableness of the depreciation or amortization periods.

Other long-term liabilities
Other long-term liabilities of Harcourt General consist primarily of a liability for postretirement health care benefits and provisions for other employee benefits.

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

Income taxes
Income taxes are calculated in accordance with SFAS 109, "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes.

Revenue recognition
The Company recognizes publishing revenues principally upon shipment of products, net of a provision for returns based on sales. Subscription revenues are generally collected in advance, and are deferred and recognized pro-rata upon fulfillment. Contract revenues are recognized as services are provided. Revenues from retail sales are recognized at point-of-sale or upon shipment.

Receivables and finance charge income
NMG's credit operations generate finance charge income which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $47.8 million in 1998, $47.0 million in 1997 and $47.7 million in 1996. The securitization of NMG's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $19.0 million in each of 1998, 1997 and 1996. See Note 15.
  Credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Collateral is not required as a condition of extending credit, but credit evaluation of customers' financial position is performed. The Company maintains reserves for estimated credit losses.
  In 1997, the Company adopted SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The effect of adopting SFAS 125 was not material to the Company's financial position or results of operations.

Pre-opening expenses
Costs associated with the opening of new stores are expensed as incurred.

Advertising and catalogue costs
Direct response advertising relates primarily to the production and distribution of the Company's retail catalogues and is amortized over the estimated useful life of the catalogue, which is less than one year. All other advertising costs are expensed in the period incurred. Advertising expenses were $210.3 million, $173.4 million and $141.5 million in 1998, 1997 and 1996, respectively. Direct response advertising amounts included in other current assets in the consolidated balance sheets at October 31, 1998 and October 31, 1997 were $7.6 million and $6.9 million, respectively.

Earnings per common and common equivalent share
In 1998, the Company adopted SFAS 128, "Earnings per Share." All earnings per share amounts for all periods presented have been restated to conform to the requirements of SFAS 128.

Issuances of a subsidiary's stock
Upon issuance of shares of a subsidiary's stock, the Company's policy is to record the difference between its carrying value per share of the subsidiary's stock and the offering price per share of the subsidiary's stock, net of estimated taxes, as an adjustment to paid-in capital.

Significant estimates
In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying values of certain assets and liabilities which are not readily apparent from other sources. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances. The primary estimates underlying the Company's consolidated financial statements include allowances for returns, doubtful accounts, valuation of
[END PAGE 34]

[BEGIN PAGE 35]
inventories and prepublication costs, and accruals for self-insurance, pension and postretirement benefits. Actual results could differ from these estimates.

Changes in presentation
Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

Recent accounting pronouncements
In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS 130, "Reporting Comprehensive Income." The adoption of SFAS 130 in fiscal 1999 is not expected to be material to the consolidated financial statements.
  In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is currently evaluating the additional disclosures required by SFAS 131, which will be effective for fiscal 1999.
  In February 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and other Postretirement Benefits." Upon adoption in fiscal 1999, the Company will provide the additional disclosures required by SFAS 132.
  In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company is currently evaluating the effect of implementing SFAS 133, which will be effective for fiscal 2000.


NOTE 2.  DESCRIPTION OF CONTINUING OPERATIONS

Publishing and educational services
Harcourt Brace & Company (Harcourt Brace) has three main operating groups:
Education, Lifelong Learning & Assessment, and Worldwide Scientific, Technical and Medical (STM). The Education Group consists of the Company's K-12, supplemental and college education publishing operations and its trade publisher. The Lifelong Learning & Assessment Group includes testing, professional education, distance learning, career counseling and technology-based IT training. The Worldwide STM Group is comprised of the Company's scientific, technical and medical publishing businesses and its international publishing and distribution operations.

Specialty retailing
NMG operates three specialty retail businesses: Neiman Marcus Stores, Bergdorf Goodman and NM Direct. Neiman Marcus Stores operates 31 stores in 17 states and the District of Columbia; Bergdorf Goodman operates two stores in New York City; and NM Direct operates NMG's direct marketing business, providing upscale apparel and home furnishings through its various direct marketing catalogues.

ADDITIONAL FINANCIAL INFORMATION

Years ended October 31 (in thousands)                         1998           1997          1996
===============================================================================================
REVENUES
  Publishing and educational services                  $ 1,861,907     $1,481,748    $1,214,916
  Specialty retailing                                    2,373,347      2,209,891     2,075,003
                                                       -----------     ----------    ----------
   Total revenues                                      $ 4,235,254     $3,691,639    $3,289,919
                                                       ===========     ==========    ==========

OPERATING EARNINGS (LOSS)
  Publishing and educational services                  $   232,659     $ (164,309)   $  206,750
  Specialty retailing                                      213,062        194,714       172,354
  Corporate expenses                                       (34,837)       (36,101)      (34,382)
                                                       -----------     ----------    ----------
   Total operating earnings (loss)                     $   410,884     $   (5,696)   $  344,722
                                                       ===========     ==========    ==========

IDENTIFIABLE ASSETS
  Publishing and educational services                  $ 2,713,339     $2,149,737    $1,085,113
  Specialty retailing                                    1,521,962      1,373,682     1,342,202
  Corporate                                                213,798        210,391       898,923
                                                       -----------     ----------    ----------
   Total identifiable assets                           $ 4,449,099     $3,733,810    $3,326,238
                                                       ===========     ==========    ==========


CAPITAL EXPENDITURES
  Publishing and educational services                  $   193,773     $  140,790    $  156,434
  Specialty retailing                                       81,176         53,037        85,736
  Corporate                                                    890          1,212           485
                                                       -----------     ----------    ----------
   Total capital expenditures                          $   275,839     $  195,039    $  242,655
                                                       ===========     ==========    ==========

DEPRECIATION AND AMORTIZATION
  Publishing and educational services                  $   241,338     $  279,171    $  117,943
  Specialty retailing                                       63,056         61,695        60,381
  Corporate                                                  1,830          2,347         2,071
                                                       -----------     ----------    ----------
   Total depreciation and amortization                 $   306,224     $  343,213    $  180,395
                                                       ===========     ==========    ==========
===============================================================================================

[END PAGE 35]

[BEGIN PAGE 36]
NOTE 3.  ACQUISITIONS

Mosby
On October 9, 1998, the Company completed the acquisition of Mosby, Inc. for approximately $415 million in cash. Mosby is a publisher of books, periodicals and electronic products and services in professional health sciences, including nursing, allied health and medicine, and is included in the Company's Worldwide STM Group. The purchase price was funded with borrowings under the Company's revolving credit facility.
  The Mosby acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations of Mosby for the period from October 9, 1998 are included in the accompanying consolidated financial statements. The $414.6 million excess of cost over the estimated fair value of net assets acquired was allocated to goodwill which will be amortized on a straight-line basis over 30 years. Assets acquired and liabilities assumed have been recorded at their estimated fair values and useful lives, and are subject to adjustment when additional information concerning asset and liability valuations is finalized.
  The Company is in the process of combining certain activities of Mosby with those of the Company's Worldwide STM Group and has initially recorded liabilities of approximately $81.9 million related to the costs to close certain Mosby facilities, sever certain Mosby employees and other exit activities. Once the Company has finalized its plan, any change in the liabilities will result in an adjustment to goodwill.

GartnerLearning
On August 31, 1998, the Company completed the acquisition of GartnerLearning, the technology-based training operation of Gartner Group. GartnerLearning was merged with the operations of NETg, a subsidiary of the Company, which provides self-paced multimedia training courseware for professionals.
  The acquisition was accounted for under the purchase method of accounting and the results of operations of GartnerLearning for the period from August 31, 1998 are included in the accompanying consolidated financial statements.
  The purchase price for GartnerLearning consisted of $5.0 million in cash and eight percent of the newly combined company, known as NETg, valued at approximately $28.0 million. Additionally, under the terms of the investor agreement, Gartner Group was granted a put option exercisable at any time between the fourth and sixth anniversary of the acquisition to require the Company to purchase the minority interest at the higher of either fair value or $48.0 million, subject to certain provisions. The Company has a call option to repurchase Gartner Group's interest in NETg on similar terms. The Company recorded a liability for the difference between the fair value of eight percent of NETg and the put option exercise price of $48.0 million. This liability will be adjusted to reflect changes in the fair value of NETg, with the offset reported as a gain or loss in the consolidated statement of operations.
  The $65.7 million excess of cost over estimated fair value of net assets acquired was allocated to goodwill, which will be amortized on a straight-line basis over 25 years. Assets acquired and liabilities assumed have been recorded at their estimated fair values. In addition, the Company recorded approximately $12.7 million of liabilities related to combining the operations of GartnerLearning with those of NETg. These amounts are subject to adjustment when additional information concerning asset and liability valuations is finalized.

National Education Corporation
In June 1997, the Company completed the acquisition of National Education Corporation (NEC) for a cash purchase price of approximately $854.4 million. The Company has consolidated the operations of NEC into its publishing and educational services group.
  The NEC acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of NEC for the period from June 5, 1997 are included in the accompanying consolidated financial statements. Based on an independent appraisal, approximately $174 million of the purchase price was allocated to purchased in-process research and development. Accordingly, the Company recorded a non-recurring charge for this purchased in-process research and development at the date of acquisition.
  Through NEC, the Company acquired approximately 82% of the issued and outstanding shares of Steck-Vaughn Publishing Corporation (Steck-Vaughn). On January 30, 1998, the Company completed its acquisition of the minority interest in Steck-Vaughn for $14.75 per share, or approximately $40.5 million. The transaction had the effect of increasing goodwill by $29.6 million and decreasing the Company's minority interest by $10.9 million on the consolidated balance sheet.
  The Company completed its plan to integrate the NEC operations with those of its existing businesses. Such plan included closing the NEC corporate headquarters, combining certain operations of Steck-Vaughn with Harcourt Brace, severing certain employees and closing certain facilities of NEC, and exiting certain business activities. In the third quarter of fiscal 1998, the Company recorded its final purchase price allocation of NEC. The final purchase price allocation resulted in a net reduction of goodwill and other current liabilities from the amounts initially recorded.
  The $735.0 million excess of cost over the estimated fair value of net assets acquired was allocated to goodwill, of which $283.6 million is amortized on a straight-line basis over 25 years. The remaining goodwill is amortized on a straight-line basis over 40 years. In 1998 approximately $38.6 million was charged against acquisition liabilities related to the NEC acquisition; at October 31, 1998, $52.7 million is included in other liabilities.
[END PAGE 36]

[BEGIN PAGE 37]
Other acquisitions
In the periods presented, the Company has acquired several publishing-related companies and Chef's Catalog. The results of operations from these acquired entities are reflected in the Company's statements of operations from the date of acquisition. These acquisitions did not materially impact consolidated results, and therefore no pro forma information is provided.

Pro forma information
The following unaudited pro forma information presents the results of operations of the Company as if the acquisitions of NEC, Gartner and Mosby had taken place as of the beginning of the periods presented, excluding the write-off of purchased in-process research and development of $174 million:

                                                                 Year ended          Year ended
(in thousands, except per share amounts)                   October 31, 1998    October 31, 1997
==============================================================================================
Revenues                                                         $4,454,559          $4,127,453
Net earnings (loss)                                              $  107,501          $  (12,521)
Diluted earnings (loss) per share                                $     1.49          $     (.18)
==============================================================================================

These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the dates indicated, or which may result in the future.


NOTE 4.  OTHER CHARGES

In connection with the acquisition of NEC and the integration of the NEC businesses into the Company, the Company recorded a charge of $81.7 million in fiscal 1997, which is included in costs applicable to revenues ($24.6 million) and selling, general and administrative expenses ($57.1 million). The charge reflects costs the Company has incurred in connection with the realignment, consolidation and reorganization of its existing businesses. These costs consist primarily of severance and related employee benefit obligations, consolidation of facilities and impairment of certain existing assets. At October 31, 1998, $2.4 million of these costs is included in other current liabilities.


NOTE 5.  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following:

October 31 (in thousands)                                              1998                1997
===============================================================================================
Goodwill                                                         $1,844,011          $1,301,715
Accumulated amortization                                           (229,642)           (171,044)
                                                                 ----------          ----------
  Goodwill, net                                                  $1,614,369          $1,130,671
                                                                 ==========          ==========

Publishing rights                                                $  249,551          $  249,551
Acquired intangible assets                                           36,500              36,500
Trademarks                                                           88,300              73,000
Other                                                                72,638              58,630
                                                                 ----------          ----------
                                                                    446,989             417,681
Accumulated amortization                                           (263,558)           (204,595)
                                                                 ----------          ----------
  Other intangibles, net                                         $  183,431          $  213,086
                                                                 ==========          ==========
===============================================================================================

As of October 31, 1998, goodwill consists of approximately $923.3 million amortized over 40 years, $425.1 million over 30 years and $495.6 million over periods of 25 years or less. As of October 31, 1997, goodwill consists of approximately $858.7 million amortized over 40 years and $443.0 million over periods of 25 years or less. Amortization expense was $108.3 million in 1998, $124.0 million in 1997 and $25.2 million in 1996.
[END PAGE 37]

[BEGIN PAGE 38]
NOTE 6.  THE NEIMAN MARCUS GROUP, INC.

Ownership by Harcourt General
In October 1996, NMG completed a public offering of 8.0 million shares of its common stock at a price of $35.00 per share. The net proceeds from the offering ($267.3 million) were used by NMG to partially fund the repurchase of all of NMG's issued and outstanding preferred stocks from the Company. The total consideration paid by NMG to the Company in connection with the repurchase was $416.4 million, plus accrued and unpaid dividends through the date of the public offering. Of the total consideration, $260.0 million in cash was advanced to the Company during October 1996. In addition to the advance, in November 1996, NMG paid the Company $27.2 million in cash and 3.9 million shares of its common stock (valued at $135.0 million at $35.0 per share) and completed the exchange for all of NMG's issued and outstanding preferred stocks. The impact of NMG's public offering and the repurchase of its preferred stocks from the Company is reflected in the 1996 financial statements. The Company presently owns approximately 54% of the outstanding common stock of NMG, as compared to 59% prior to the transaction. The NMG public offering resulted in the establishment of a minority interest liability of $217.7 million, which represents the NMG minority shareholders' interest in the shareholders' equity of NMG, and an increase of $15.2 million in paid-in capital, which represents the Company's incremental share of NMG's shareholders' equity, both at October 31, 1996.
  The Company recorded 100% of the earnings of NMG to the extent that the Company had previously absorbed losses of NMG applicable to the minority interest. In fiscal 1997 the Company fully recovered previously absorbed losses attributable to the minority shareholders and no longer includes in its earnings that portion of NMG earnings (currently 46%) attributable to the minority shareholders.
  The cash flows of NMG are only available to the Company through the payment of dividends. NMG has not paid dividends on its common stock since NMG's third quarter of fiscal 1995. Additionally, the Company's consolidated long-term liabilities at October 31, 1998 include $355.7 million of NMG obligations, which are not guaranteed by the Company.
  The Company and NMG are parties to an agreement pursuant to which the Company provides certain management, accounting, financial, legal, tax and other corporate services to NMG. The fees for these services are charged at the Company's cost and are subject to the approval of a committee of directors of NMG who are not affiliated with the Company. This agreement may be terminated by either party on 180 days' notice. Charges to NMG were $5.4 million in 1998, $5.7 million in 1997 and $6.9 million in 1996.
  Substantially all of the executive officers of the Company serve in similar capacities with NMG. The Company's Chairman, both of its Presidents and Co-Chief Operating Officers and its Senior Vice President and Chief Financial Officer serve as directors of NMG.

Acquisition
On January 5, 1998, NMG acquired Chef's Catalog for approximately $31.0 million in cash. Chef's Catalog is a direct marketer of gourmet cookware and high-end kitchenware, and its operations have been integrated with NM Direct. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Chef's Catalog for the period from the date of acquisition are included in the accompanying consolidated financial statements. Intangible assets acquired, consisting primarily of trademarks, customer lists and goodwill, are amortized on a straight-line basis over their estimated useful lives.

Stock Repurchase
In NMG's fiscal 1998, NMG repurchased 160,100 shares at an average price of $29.32 per share. During the first thirteen weeks of NMG's fiscal 1999, NMG repurchased 827,000 shares at an average price of $18.57 per share, and 512,900 shares were remaining under this program at October 31, 1998.


NOTE 7.  OTHER CURRENT LIABILITIES

Other current liabilities at October 31, 1998 and 1997 consisted of the following:

(in thousands)                                                         1998                1997
================================================================================================
Accrued salaries and related charges                               $141,148            $122,909
Self-insurance reserves                                              54,152              46,651
Unearned subscription income                                         84,357              73,456
Accrued real estate and related charges                              68,829              52,319
Other                                                               352,726             317,676
                                                                   --------            --------
  Total                                                            $701,212            $613,011
                                                                   ========            ========
================================================================================================

[END PAGE 38]

[BEGIN PAGE 39]
NOTE 8.  NOTES AND DEBENTURES
Notes and debentures of Harcourt General and NMG at October 31, 1998 and 1997 were as follows:

(in thousands)                               Interest Rate     Maturity        1998        1997
===============================================================================================
Harcourt General
  Convertible subordinated debentures                  6.5%    May 2011   $  48,640   $  54,867
  Revolving credit facility                        Variable   Apr. 1999           -      14,000
  Revolving credit facility                        Variable   Jul. 2002     475,000           -
  Senior debt                                         8.25%   Jun. 2002     149,560     149,493
  Senior debt                                          6.7%   Jul. 2007     149,634     149,592
  Senior debt                                         8.88%   Jun. 2022     148,018     148,000
  Senior debt                                          7.2%   Jul. 2027     199,582     199,568
  Senior debt                                          7.3%   Jul. 2097     149,437     149,431
  Subordinated notes                                   9.5%   Mar. 2000     124,971     124,938
                                                                         ----------  ----------
    Total Harcourt General                                                1,444,842     989,889
                                                                         ----------  ----------
NMG
  Revolving credit facility                        Variable   Oct. 2002      35,000     300,000
  Senior notes                                        6.65%   Jun. 2008     124,848           -
  Senior debentures                                  7.125%   Jun. 2028     124,769           -
                                                                         ----------  ----------
    Total NMG                                                               284,617     300,000
                                                                         ==========  ==========
    Total long-term notes and debentures                                 $1,729,459  $1,289,889
===============================================================================================

In connection with the acquisition of NEC, the Company unconditionally assumed all of the obligations of NEC under its 6 1/2% Convertible Subordinated Debentures due 2011 and the related Indenture dated May 15, 1986, as amended. The NEC Debentures are subject to a mandatory annual redemption of $2.9 million in principal and, as a result of the acquisition of NEC by the Company, are convertible at the option of the holder into $21.00 for every $25.00 in principal of NEC Debentures.
  The Company has a revolving credit facility with 18 banks, pursuant to which the Company may borrow up to $750 million. The facility, which expires in July 2002, may be terminated by the Company at any time on three business days' notice. The rate of interest payable (5.6% at October 31, 1998) is determined according to the senior debt rating of the Company and one of four pricing options selected by the Company. At October 31, 1998, $475.0 million in borrowings were outstanding under the facility. The revolving facility contains covenants which require the Company to maintain certain leverage and interest coverage ratios.
  In August 1997, the Company issued $500 million of senior notes and debentures to the public. The proceeds of the debt offering were used in part to repay borrowings outstanding under the Company's revolving credit facility which had been used to finance the acquisition of NEC. The debt is comprised of $150 million 6.70% senior notes due 2007, $200 million 7.20% senior debentures due 2027 and $150 million 7.30% senior debentures due 2097.
Interest on the securities is payable semiannually in arrears.
  In anticipation of the August 1997 debt offering, the Company entered into several forward interest rate lock agreements which established weighted average effective interest rates of 6.83% for the 10-year notes, 7.29% for the 30-year debentures and 7.40% for the 100-year debentures. In August 1997, the Company paid $20.5 million to settle such agreements, which is being amortized over the terms of the respective debt.
  NMG has a revolving credit facility with 20 banks, pursuant to which NMG may borrow up to $650 million. The facility, which expires in October 2002, may be terminated by NMG at any time on three business days' notice. The rate of interest payable (5.9% at August 1, 1998) varies according to one of four pricing options selected by NMG. The revolving credit facility contains covenants which require the Company to maintain certain leverage and fixed charge coverage ratios.
  In May 1998, NMG issued $250 million of senior notes and debentures to the public. The proceeds of the debt offering were used to repay borrowings outstanding on NMG's revolving credit facility. The debt is comprised of $125 million 6.65% senior notes due 2008 and $125 million 7.125% senior debentures due 2028. Interest on the securities is payable semiannually in arrears beginning December 1998.
[END PAGE 39]

[BEGIN PAGE 40]
The aggregate maturities of notes and debentures are as follows:

                                                            Harcourt
(in thousands)                                               General          NMG         Total
===============================================================================================
1999                                                       $       -    $       -     $       -
2000                                                         127,500            -       127,500
2001                                                           2,900            -         2,900
2002                                                         627,100       35,000       662,100
2003                                                           2,900            -         2,900
Thereafter                                                   684,500      249,600       934,100
===============================================================================================

NOTE 9.  SHAREHOLDERS' EQUITY

Series A Cumulative Convertible Stock
Each share of Series A Stock is convertible into 1.1 shares of Common Stock and is entitled to a quarterly dividend equal to the quarterly dividend on each share of Common Stock multiplied by 1.1, plus $.0075. Each share of Series A Stock is entitled to a liquidation preference of $5.00 plus any accrued but unpaid dividends. Liquidation proceeds remaining after the satisfaction of such preference and the payment of $4.55 per share of Common Stock would be distributed ratably to the holders of Common Stock and Series A Stock. There were 10,000,000 authorized shares of Series A Stock at October 31, 1998.

Class B Stock and Common Stock
The Class B Stock is not transferable except to family members and related entities but is convertible at any time on a share-for-share basis into Common Stock. The holders of Class B Stock are entitled to cash dividends which are 10% lower per share than the cash dividends paid on each share of Common Stock. The Class B Stock and the Common Stock are each entitled to vote separately as a class on charter amendments, mergers, consolidations and certain extraordinary transactions which are required to be approved by shareholders under Delaware law. Under certain circumstances, the holders of Class B Stock have the right to cast 10 votes per share for the election of directors. There were 80 million and 200 million shares of Class B Stock and Common Stock authorized for issuance at October 31, 1998, respectively.
  In December 1996, the Company's Board of Directors authorized an open market purchase program for up to 3.5 million shares of the Company's Common Stock. The Company may repurchase up to 3.1 million shares under the repurchase program.

Common Stock Incentive Plans
The Company has established common stock incentive plans allowing for the granting of stock options, stock appreciation rights (SARs) and stock-based awards to its employees. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. The Company has adopted the disclosure-only provision of the SFAS 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the common stock incentive plans. Had compensation cost for the Company's common stock incentive plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS 123, the Company's net earnings (loss) and earnings (loss) per share for the years ended October 31, 1998, 1997 and 1996 would have been as follows:

(in thousands, except per share amounts)                        1998         1997          1996
===============================================================================================
Net earnings (loss):
  As reported                                               $141,616   $ (115,122)     $190,851
  Pro forma                                                 $140,670   $ (115,532)     $190,689
Basic earnings (loss) per share:
  As reported                                               $   1.99   $    (1.64)     $   2.66
  Pro forma                                                 $   1.99   $    (1.64)     $   2.66
Diluted earnings (loss) per share:
  As reported                                               $   1.96   $    (1.64)     $   2.62
  Pro forma                                                 $   1.95   $    (1.64)     $   2.62
================================================================================================

[END PAGE 40]

[BEGIN PAGE 41]
  The effects on pro forma net earnings (loss) and earnings (loss) per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net earnings for future years due to such factors as the vesting period of the stock options and the potential for issuance of additional stock options in future years. In addition, the disclosure requirements of SFAS 123 are presently applicable only to options granted subsequent to October 30, 1995.
  Options outstanding at October 31, 1998 were granted at prices (not less than 100% of the fair market value on the date of the grant) varying from $15.67 to $54.25. Options generally vest gradually over five years and expire after ten years. There were 169 employees with options outstanding at October 31, 1998. For all outstanding options at October 31, 1998, the weighted average exercise price was $41.66 and the weighted average remaining contractual life was approximately 6.8 years. At October 31, 1998, there were
3.7 million shares of Common Stock available for issuance under the plan.
  The Company has allowed SAR treatment in connection with the exercise of certain options. Optionees allowed SAR treatment surrender an exercisable option in exchange for an amount of cash equal to the excess of the market price of the Common Stock at the time of the surrender over the option exercise price, which is recorded as expense.
  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                          1998             1997            1996
===============================================================================================
Expected life (years)                                        7                7               7
Expected dividend yield                                   1.7%             1.5%            1.5%
Expected volatility                                     24.24%           22.16%          21.63%
Risk-free interest rate                                   5.5%             7.0%            7.0%
===============================================================================================

A summary of the status of the Company's stock options as of October 31, 1998, 1997, and 1996 and changes during the years ending on those dates is as follows:

                                           1998                    1997                    1996
                                      Weighted-               Weighted-               Weighted-
                                        Average                 Average                 Average
                                       Exercise                Exercise                Exercise
                             Shares       Price      Shares       Price      Shares       Price
===============================================================================================
Options outstanding at
  beginning of year         492,494   $   34.08     447,186   $   28.84     543,448   $   18.44
Granted                     264,900       54.25     107,350       48.13      80,350       41.88
SAR Surrenders              (13,205)      29.24      (5,917)      32.29    (109,081)      19.68
Exercised                   (14,457)      23.50     (51,522)      17.55     (61,496)      21.29
Canceled                     (7,180)      45.34      (4,603)      39.77      (6,035)      31.01
                          ---------   ---------   ---------   ---------   ---------   ---------
Options outstanding
  at end of year            722,552   $   41.66     492,494   $   34.08     447,186   $   28.84
                          =========   =========   =========   =========   =========   =========
Options exercisable
  at end of year            287,922   $   29.58     236,151   $   26.32     223,182   $   22.65
                          =========   =========   =========   =========   =========   =========

===============================================================================================

The weighted-average fair value of options granted in 1998, 1997 and 1996 were $17.09, $17.51 and $15.24, respectively.

The following table summarizes information about the Company's stock options as of October 31, 1998:

                          Options Outstanding                                       Options Exercisable
============================================================================================================
       Range of           Shares  Weighted-Average Weighted-Average                Shares   Weighted-Average
       Exercise      Outstanding         Remaining         Exercise           Outstanding           Exercise
         Prices      At 10/31/98  Contractual Life            Price            At 10/31/98             Price
-------------------------------------------------------------------    -------------------------------------
$15.67 - $23.39          100,198         2.2 years           $19.64                100,198            $19.64
$28.72 - $33.25          182,054         5.3 years           $31.88                138,534            $31.50
$41.88 - $54.25          440,300         8.6 years           $50.72                 49,190            $44.43
-------------------------------------------------------------------    -------------------------------------
$15.67 - $54.25          722,552         6.8 years           $41.66                287,922            $29.58
===================================================================    =====================================
============================================================================================================

[END PAGE 41]

[BEGIN PAGE 42]
NOTE 10.  INCOME TAXES

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                      1998            1997              1996
Years ended October 31 (in thousands)             Amount    %     Amount    %      Amount     %
===============================================================================================
Statutory tax expense                           $107,613   35  $ (24,861) (35)   $101,209    35
State income taxes, net of federal tax effect      7,084    2      7,412   10       5,768     2
In-process research and development                    -    -     60,900   86           -     -
Dividends received exclusion                           -    -     (1,232)  (2)     (2,451)   (1)
Other permanent items                             13,055    4      7,374   11       3,472     1
Change in valuation allowance                     (7,010)  (2)    (7,066) (10)     (6,945)   (2)
Capital gains, settlements and other              (3,905)  (1)    (4,288)  (6)     (2,735)   (1)
                                                -------------   -------------    --------------
Income tax expense                              $116,837   38   $ 38,239   54    $ 98,318    34
                                                =============   =============    ==============
===============================================================================================

Income tax expense was as follows:

Years ended October 31 (in thousands)                      1998            1997            1996
===============================================================================================
CURRENT
  Federal                                              $ 73,316        $ 98,464        $ 97,115
  State                                                   3,559          11,050          10,377
DEFERRED
  Federal                                                37,134         (66,008)         (7,671)
  State                                                   2,828          (5,267)         (1,503)
                                                       --------        --------        --------
Income tax expense                                     $116,837        $ 38,239        $ 98,318
                                                       ========       =========        ========
===============================================================================================

Significant components of the net deferred tax liabilities stated on a gross basis were as follows:

October 31 (in thousands)                                                 1998             1997
===============================================================================================
GROSS DEFERRED TAX ASSETS:
Loss and credit carry forwards                                       $  71,212        $  70,458
Accrued liabilities and reserves                                       119,575          147,629
Employee benefits                                                       41,614           39,612
Postretirement health care benefits                                     43,036           41,083
Inventories                                                             36,059           18,482
Difference in basis of assets acquired                                  14,508           21,574
                                                                      --------         --------
Total gross deferred tax assets                                        326,004          338,838
Valuation allowance                                                    (60,384)         (65,896)
                                                                      --------         --------
Net deferred tax assets                                                265,620          272,942

GROSS DEFERRED TAX LIABILITIES:
Property, equipment, prepublication costs and intangibles              146,128          164,821
Pension and employee benefits accrual                                   18,220           19,067
Difference in basis of assets acquired                                  77,395           80,041
Accrued liabilities and reserves                                        27,245           31,902
                                                                      --------         --------
Total gross deferred tax liabilities                                   268,988          295,831
                                                                      --------         --------
Net deferred tax liabilities                                          $  3,368         $ 22,889
                                                                      ========         ========
===============================================================================================

The Company has recorded a valuation allowance for certain deductible temporary differences for which it is likely, at this time, that the Company will not receive future tax benefit. Realization of the remaining deferred tax assets is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that the remaining deferred tax assets will be realized.
  At October 31, 1998, the Company had federal net operating loss carry forwards of approximately $162.2 million expiring at various dates through 2011 related to various subsidiaries which can only be utilized against each company's respective future taxable income. In addition, the Company had available $1.3 million of tax credit carry forwards, with no expiration date, which may be utilized to offset future regular tax liabilities.
[END PAGE 42]

[BEGIN PAGE 43]
NOTE 11.  INVESTMENT INCOME

Investment income consisted of the following:

Years ended October 31 (in thousands)                        1998          1997            1996
===============================================================================================
Interest income                                          $  4,880      $ 24,746        $ 16,794
Dividend income                                                 -         4,238          10,535
                                                         --------      --------        --------
Total investment income                                  $  4,880      $ 28,984        $ 27,329
                                                         ========      ========        ========
===============================================================================================

NOTE 12.  COMMITMENTS AND CONTINGENCIES

Leases
The Company and NMG have long-term operating leases primarily for offices, distribution centers, retail stores, other facilities and equipment. Leases are generally for periods of up to 30 years, with renewal options at fixed rentals. Certain retail leases also provide for additional rentals based on revenues in excess of predetermined levels.

Rent expense under operating leases was as follows:

Years ended October 31 (in thousands)                        1998          1997            1996
===============================================================================================
Minimum rent                                             $ 88,300      $ 83,500        $ 75,800
Rent based on revenues                                     13,300        11,600          10,700
                                                         --------      --------        --------
                                                         $101,600      $ 95,100        $ 86,500
                                                         ========      ========        ========
===============================================================================================

Assuming renewal options are not exercised, the future minimum rental payments will be as follows:

                                                         Harcourt
(in thousands)                                            General           NMG           Total
===============================================================================================
1999                                                     $ 43,300      $ 35,000        $ 78,300
2000                                                       38,100        34,800          72,900
2001                                                       34,400        33,700          68,100
2002                                                       29,600        33,300          62,900
2003                                                       23,300        31,900          55,200
Thereafter                                                 83,000       529,800         612,800
===============================================================================================

Theatre operations
In December 1993, the Company completed the spinoff of its theatre operations to GC Companies, Inc. (GCC), which is listed on the New York Stock Exchange. In connection with the distribution, GCC and Harcourt General entered into various agreements which govern their ongoing relationship, including a Reimbursement and Security Agreement and an Intercompany Services Agreement.
  Under the Reimbursement and Security Agreement, GCC granted to Harcourt General a security interest in the stock of certain of its theatre subsidiaries in order to secure GCC's obligation to indemnify Harcourt General from any losses which Harcourt General may incur due to its secondary liability on theatre leases which were transferred to GCC as part of the spinoff. In addition, GCC has agreed to certain financial covenants designed to protect Harcourt General from incurring such losses. As of October 31, 1998, GCC's aggregate future rental payments due under such theatre leases amounted to approximately $492.3 million.
  The Intercompany Services Agreement provides for the services of Harcourt General's Chairman and Chief Executive Officer and one of its Presidents and Co-Chief Operating Officers and such additional corporate services as the Company and GCC may mutually determine from time to time. The Company's Chairman and Chief Executive Officer serves as the Chairman and Chief Executive Officer of GCC, and one of the Company's Presidents and Co-Chief Operating Officers serves as President and Chief Operating Officer of GCC.

Litigation
Both Harcourt General and NMG are involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect on the financial position or operations of Harcourt General or NMG.
[END PAGE 43]

[BEGIN PAGE 44]
NOTE 13.  PENSION PLANS

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

Years ended October 31 (in millions)                          1998           1997          1996
===============================================================================================
Service cost - benefits earned                              $ 13.6         $ 13.2        $ 13.1
Interest cost on projected benefit obligation                 16.8           15.1          11.7
Actual return on assets                                      (26.1)         (61.6)        (26.3)
Net amortization and deferral of net gains                     9.3           47.4          12.9
                                                            ------         ------        ------
Net pension expense                                         $ 13.6         $ 14.1        $ 11.4
                                                            ======         ======        ======
===============================================================================================

The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets at October 31:

                                                    1998                          1997
                                             Funded      Unfunded          Funded      Unfunded
(in millions)                                 Plans          Plans          Plans         Plans
===============================================================================================
VESTED BENEFIT OBLIGATION                    $164.5         $ 28.2         $142.0        $ 20.1
                                             ======         ======         ======        ======
ACCUMULATED BENEFIT OBLIGATION               $174.8         $ 34.1         $150.8        $ 25.0
                                             ------         ------         ------        ------
Projected benefit obligation                 $227.8         $ 45.7         $184.5        $ 32.5
Plan assets at fair value                     270.3              -          250.0             -
                                             ------         ------         ------        ------
Overfunded (underfunded) projected obligation  42.5          (45.7)          65.5         (32.5)
Unrecognized net obligation at transition      (1.2)             -             .7            .6
Unrecognized net loss (gain)                  (21.9)           7.4          (37.5)           .1
Unrecognized prior service cost                  .9            7.1           (1.5)          3.3
                                             ------         ------         ------        ------
Prepaid (accrued) pension cost recognized
  in the consolidated balance sheets         $ 20.3         $(31.2)        $ 27.2        $(28.5)
                                             ======         ======         ======        ======

===============================================================================================

A long-term rate of return on plan assets of 9.0% was used for both Harcourt General and NMG for each of the years presented. The benefit obligations were measured using a discount rate of 7.0% and 7.5% as of October 31, 1998 and 1997 for both Harcourt General and NMG. The assumed rate of increases in future compensation levels for each of the years presented was 6.0% for Harcourt General and 5.0% for NMG. The above table does not include the plan assets and benefit obligations to be transferred from Times Mirror in connection with the acquisition of Mosby.
  In addition to the pension plans, Harcourt General and NMG have defined contribution plans for certain employees. The savings plan of each company permits employee contributions and provides for certain matching contributions. Company contributions to these plans for the years ended October 31, 1998, 1997 and 1996 were approximately $14.2 million, $11.1 million and $10.1 million, respectively. The Company's employee stock ownership plan is non-contributory.


NOTE 14.  POSTRETIREMENT HEALTH CARE BENEFITS

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

(in millions)                                                             1998             1997
===============================================================================================
Retirees                                                                 $34.6            $32.4
Fully eligible active plan participants                                    7.3              7.0
Other active plan participants                                             8.5              8.0
                                                                          ----             ----
Accumulated postretirement benefit obligation                             50.4             47.4
Unrecognized net gain                                                     27.0             31.3
                                                                          ----             ----
  Accrued postretirement benefit liability                               $77.4            $78.7
                                                                         =====            =====
===============================================================================================

[END PAGE 44]

[BEGIN PAGE 45]
The postretirement health care benefit cost was as follows:

Years ended October 31 (in millions)                             1998        1997          1996
===============================================================================================
Service cost                                                    $  .5       $  .4         $  .6
Interest cost on accumulated benefit obligation                   3.5         3.0           4.3
Net amortization and deferral                                    (1.7)       (2.4)         (1.8)
                                                                -----       -----         -----
  Postretirement benefit cost                                   $ 2.3       $ 1.0         $ 3.1
                                                                =====       =====         =====
===============================================================================================

The health care cost trend rate assumed in measuring the accumulated postretirement benefit obligation in fiscal 1998 was 9.0%, gradually declining to 5.0% in the year 2002. Measurement of the accumulated postretirement benefit obligation was based on an assumed discount rate of 7.0% and 7.5% in 1998 and 1997, respectively.
  An increase of 1% in the health care cost trend rate would increase the accumulated postretirement obligation as of October 31, 1998 by $4.5 million. This change would increase the annual expense by $0.4 million.
The Company paid $3.6 million in fiscal 1998, $3.3 million during fiscal 1997 and $2.9 million during fiscal 1996 for postretirement health care benefit claims.


NOTE 15.  FINANCIAL INSTRUMENTS

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

Debt
The fair value of the Company's senior debt and subordinated notes was $1.24 billion and $1.04 billion on October 31, 1998 and 1997, respectively, and was based upon quoted prices and comparable publicly-traded issues. Such fair values exceeded carrying value at October 31, 1998 and 1997 by approximately $15.9 million and $49.8 million, respectively.


NOTE 16.  EARNINGS PER SHARE
Pursuant to the provisions of SFAS 128, "Earnings per Share," the net earnings
(loss) and the number of weighted average shares used in computing basic and diluted earnings per share (EPS) are as follows:

Years ended October 31 (in thousands)                                        1998           1997          1996
=================================================================================================================
Net earnings (loss)                                                         $141,616     $ (115,122)     $190,851
Less: dividends on Series A Cumulative Convertible Stock                        (881)          (944)         (924)
                                                                            --------       --------      --------
Net earnings (loss) for computation of basic EPS                             140,735       (116,066)      189,927
Add: dividends on assumed conversion of Series A Cumulative Convertible Stock    881              -           924
                                                                            --------       --------      --------
Net earnings (loss) for computation of diluted EPS                          $141,616      $(116,066)     $190,851
                                                                            ========     ==========      ========

Shares for computation of basic EPS                                           70,837         70,812        71,277
Add: assumed conversion of Series A Cumulative Convertible Stock               1,182              -         1,292
Add: effect of assumed option exercises                                          122              -           201
                                                                            --------       --------      --------
Shares for computation of diluted EPS                                         72,141         70,812        72,770
                                                                            ========       ========      ========
=================================================================================================================

[END PAGE 45]

[BEGIN PAGE 46]

  For the year ended October 31, 1998, options to purchase 262,800 shares of common stock were not included in the computation of diluted EPS because the exercise price of those options was greater than the average market price of the common shares. For the year ended October 31, 1997, options to purchase 492,000 shares of common stock and the assumed conversion of 1,125,000 shares of Series A Cumulative Convertible Stock were not included in the computation of diluted EPS because of the net loss in the year ended October 31, 1997. For the year ended October 31, 1996, all options were included in the computation of diluted EPS because the exercise price of those options was less than the average market price of the common shares.


NOTE 17.  COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

1998
(in millions except for per share data)Quarter 1   Quarter 2    Quarter 3  Quarter 4   Full Year
================================================================================================
Revenues                                $  900.6    $1,036.8    $1,161.7    $1,136.2    $4,235.3

Gross profit                            $  398.1    $  420.2    $  602.2    $  581.1    $2,001.6

Net earnings (loss)                     $  (14.4)   $  (17.2)   $  110.8    $   62.4    $  141.6

Net earnings (loss) per share
  Basic                                 $   (.21)   $   (.25)   $   1.56     $   .88    $   1.99
  Diluted                               $   (.21)   $   (.25)   $   1.54     $   .87    $   1.96

Dividends per share
  Common Stock                          $    .19    $    .19    $    .19     $   .20    $    .77
  Class B Stock                         $   .171    $   .171    $   .171     $   .18    $   .693
  Series A Stock                        $  .2165    $  .2165    $  .2165     $ .2275    $  .8770
================================================================================================

1997
(in millions except for per share data)Quarter 1    Quarter 2  Quarter 3   Quarter 4   Full Year
================================================================================================

Revenues                                $  768.7     $ 880.0    $1,051.6     $ 991.3    $3,691.6

Gross profit                            $  313.9     $ 315.2    $  505.6     $ 464.0    $1,598.7

Net earnings (loss)                     $   14.7     $   3.1    $ (141.0)    $   8.1    $ (115.1)

Net earnings (loss) per share
  Basic                                 $    .20     $   .04    $  (2.00)    $   .11    $  (1.64)
  Diluted                               $    .20     $   .04    $  (2.00)    $   .11    $  (1.64)

Dividends per share
  Common Stock                          $    .18     $   .18    $    .18     $   .19     $   .73
  Class B Stock                         $   .162     $  .162    $   .162     $  .171     $  .657
  Series A Stock                        $  .2055     $ .2055    $  .2055     $ .2165     $ .8330
================================================================================================

In the fourth quarter, the effect of adjusting the LIFO reserve for merchandise inventories to actual amounts increased net earnings by $3.9 million in 1998 and by $2.7 million in 1997.
[END PAGE 46]

[BEGIN PAGE 47]

INDEPENDENT AUDITORS' REPORT
Board of Directors and Shareholders
Harcourt General, Inc.
Chestnut Hill, Massachusetts

We have audited the consolidated balance sheets of Harcourt General, Inc. and its subsidiaries as of October 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harcourt General, Inc. and its subsidiaries as of October 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Boston, Massachusetts
December 9, 1998



STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Harcourt General, Inc. and its subsidiaries is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Independent Auditors' Report. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.
  The Company maintains a system of internal financial controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorization, that assets are properly safeguarded and accounted for, and that records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has policies and guidelines which require employees to maintain a high level of ethical standards.
  In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, the internal auditors and the independent auditors to review internal auditing controls, audit results and accounting principles and practices, and to recommend the selection of independent auditors to the Board of Directors.


John R. Cook
Senior Vice President and Chief Financial Officer


Catherine N. Janowski
Vice President and Controller
[END PAGE 47]

[BEGIN PAGE 48]
FIVE YEAR SUMMARY (UNAUDITED)

(in thousands except for per share amounts) 1998           1997          1996            1995          1994
==========================================================================================================
REVENUES
  Publishing                          $1,861,907     $1,481,748    $1,214,916      $1,146,487    $1,061,316
  Specialty retail                     2,373,347      2,209,891     2,075,003       1,888,249     1,789,461
                                      ----------     ----------    ----------      ----------    ----------
    Total                             $4,235,254     $3,691,639    $3,289,919      $3,034,736    $2,850,777
                                      ==========     ==========    ==========      ==========    ==========
OPERATING EARNINGS (LOSS)
  Publishing                          $  232,659     $ (164,309)   $  206,750      $  190,593    $  187,508
  Specialty retail                       213,062        194,714       172,354         161,698       157,713
  Corporate expenses                     (34,837)       (36,101)      (34,382)        (34,395)      (35,081)
                                      ----------     ----------    ----------      ----------    ----------

OPERATING EARNINGS (LOSS)                410,884         (5,696)      344,722         317,896       310,140
Investment income                          4,880         28,984        27,329          39,945        14,239
Interest expense                        (108,298)       (94,319)      (82,882)        (88,735)      (86,219)
                                      ----------     ----------    ----------      ----------    ----------

EARNINGS (LOSS) FROM CONTINUING
OPERATIONS BEFORE INCOME TAXES
AND MINORITY INTEREST                    307,466        (71,031)      289,169         269,106       238,160
Income tax expense                      (116,837)       (38,239)      (98,318)        (91,496)      (90,885)
Minority interest in earnings of
  subsidiaries, net of taxes             (49,013)        (5,852)            -               -             -
                                      ----------     ----------    ----------      ----------    ----------

EARNINGS (LOSS) FROM
CONTINUING OPERATIONS                    141,616       (115,122)      190,851         177,610       147,275
Discontinued operations, net                   -              -             -         (11,727)       30,257
                                      ----------     ----------    ----------      ----------    ----------
Net earnings (loss)                   $  141,616     $ (115,122)   $  190,851      $  165,883    $  177,532
                                      ==========     ==========    ==========      ==========    ==========
Depreciation and amortization         $  306,224     $  343,213    $  180,395      $  175,737    $  149,973
Capital expenditures                  $  275,839     $  195,039    $  242,655      $  220,053    $  196,160
Total assets                          $4,449,099     $3,733,810    $3,326,238      $2,884,336    $3,242,364
Total long-term liabilities           $2,106,242     $1,660,581    $1,126,706      $1,198,252    $1,320,005

BASIC AMOUNTS PER SHARE
APPLICABLE TO COMMON SHAREHOLDERS
  Continuing operations               $     1.99     $    (1.64)   $     2.66      $     2.35    $     1.88
  Discontinued operations                      -              -             -           (0.15)         0.39
                                      ----------     ----------    ----------      ----------    ----------
Basic earnings (loss)                 $     1.99     $    (1.64)   $     2.66      $     2.20    $     2.27
                                      ==========     ==========    ==========      ==========    ==========
DILUTED AMOUNTS PER SHARE
APPLICABLE TO COMMON SHAREHOLDERS
  Continuing operations               $     1.96     $    (1.64)   $     2.62      $     2.31    $     1.84
  Discontinued operations                      -              -             -           (0.15)         0.38
                                      ----------     ----------    ----------      ----------    ----------
Diluted earnings (loss)               $     1.96     $    (1.64)   $     2.62      $     2.16    $     2.22
                                      ==========     ==========    ==========      ==========    ==========
Dividends paid on common stock        $      .77     $      .73    $      .69      $      .65    $      .61
                                      ==========     ==========    ==========      ==========    ==========
===========================================================================================================

[END PAGE 48]

[BEGIN PAGE 50]
SHAREHOLDER INFORMATION

Requests for general information or published financial information can be made in writing to the Corporate Relations Department, Harcourt General, Inc., 27 Boylston Street,Chestnut Hill, MA 02467. Telephone: (617) 232-8200. To request printed financial information or leave a message for the Company's Transfer Agent, individuals may call The Shareholder Line at (800) 225-9194, Extension 2345. News and information about Harcourt General, Inc. is also available on the Internet's World Wide Web at www.harcourtgeneral.com.

Automatic Dividend Reinvestment and Cash Stock Purchase Plan
The Plan provides shareholders with a convenient way to purchase Common shares by reinvesting their Common and Series A cash dividends and/or by investing additional cash amounts. The Company will absorb all brokerage and agency fees for stock purchased in connection with the Plan. For further information, please call The Shareholder Line or write to: Harcourt General, Inc., c/o BankBoston, N.A., Automatic Dividend Reinvestment Plan, Post Office Box 8040, Boston, MA 02266.

Transfer Agent and Registrar for Common, Series A and Class B Stock BankBoston, N.A.
c/o EquiServe Limited Partnership
Shareholder Services Division
Post Office Box 8040
Boston, MA 02266-8040
(800) 736-3001

Form 10-K
The Company's Form 10-K as filed with the Securities and Exchange Commission is available upon written request to the Corporate Relations Department of the Company.

Annual Meeting
The Annual Meeting of Shareholders will be held on Friday, March 12, 1999 at 10:00 a.m. at BankBoston, N.A., 100 Federal Street, Boston, Massachusetts.

Stock Information
Harcourt General's Common Stock and Series A Cumulative Convertible Stock are traded on the New York Stock Exchange under the symbols H and HPRA, respectively. The following table indicates the quarterly price range of the Common Stock and Series A Stock for the past two fiscal years.

===============================================================================================
Common Stock                                         1998                           1997
Quarter                                       High             Low           High           Low
-----------------------------------------------------------------------------------------------
First                                       $55.38          $50.75         $55.00        $45.00
Second                                      $56.88          $50.88         $49.50        $42.88
Third                                       $61.69          $52.00         $50.13        $45.38
Fourth                                      $56.13          $42.56         $53.00        $46.69


Series A Stock                                       1998                           1997
Quarter                                       High             Low           High           Low
-----------------------------------------------------------------------------------------------
First                                       $61.00          $55.75         $60.13        $49.63
Second                                      $61.00          $59.00         $52.50        $46.75
Third                                       $67.50          $56.50         $54.75        $49.75
Fourth                                      $61.25          $45.00         $54.50        $50.75
===============================================================================================

Harcourt General had 7,555 and 7,923 Common shareholders of record at October 31, 1998 and 1997, respectively, and 494 and 546 Series A shareholders of record at October 31, 1998 and 1997, respectively. Each share of Series A Stock is convertible into 1.1 shares of Common Stock at any time.

Corporate Address
Harcourt General, Inc.
27 Boylston Street
Chestnut Hill, MA 02467
(617) 232-8200

Harcourt General is an Equal Opportunity Employer.
[END PAGE 50]