Form 10-K, Exhibit 13
period 1999-10-31
HARCOURT GENERAL INC
filed 2000-01-28
CIK 40493

EXHIBIT 13.1

[START PAGE 23]
MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
                              >

>OPERATING RESULTS FROM CONTINUING OPERATIONS
The following table presents revenues and operating earnings by business:

Years ended October 31 (in thousands)                     1999         1998        1997

>REVENUES
   Education Group                                  $  581,465   $  563,533  $  478,044
   Higher Education Group                              365,996      354,759     260,287
   Corporate and Professional Services Group           497,573      416,610     292,127
   Worldwide STM Group                                 697,588      527,005     451,290
                                                    -----------------------------------
Total revenues                                      $2,142,622   $1,861,907  $1,481,748
                                                    -----------------------------------


>OPERATING EARNINGS (LOSS)
   Education Group                                  $  105,401   $   92,255  $   58,226
   Higher Education Group                               43,985       23,633     (22,090)
   Corporate and Professional Services Group            34,046       15,896     (16,929)
   Worldwide STM Group                                 117,537      100,875      93,712
   Purchased in-process research and
    development and other charges                            -            -    (277,227)
   Corporate expenses                                  (21,320)     (18,109)    (19,631)
                                                    -----------------------------------
   Total operating earnings (loss)                  $  279,649   $  214,550 ($  183,939)
                                                    -----------------------------------

>OPERATING RESULTS FROM CONTINUING OPERATIONS

  >  Education Group
Revenues from the Education Group increased $17.9 million, or 3.2%, in 1999; and $85.5 million, or 17.9%, in 1998. The 1999 increase is primarily attributable to higher elementary math and social studies program sales, offset in part by lower secondary school publishing sales in comparison to the prior year. The 1998 increase reflected primarily the acquisition of the Steck-Vaughn supplemental educational publishing business, as well as higher secondary publishing sales.
 Operating earnings from the Education Group increased $13.1 million, or 14.2%, in 1999; and $34.0 million, or 58.4%, in 1998. The 1999 increase resulted primarily from the increased elementary sales, offset by higher plate amortization costs, as well as lower amortization of intangible assets at Steck-Vaughn. The 1998 increase resulted primarily from higher revenues, higher profits and lower amortization costs at Steck-Vaughn, and excluded $59.5 million of purchased research and development and other charges incurred in the 1997 period concurrently with the acquisition of NEC.
[END PAGE 23]

[START PAGE 24]

  >  Higher Education Group
Revenues from the Higher Education Group increased $11.2 million, or 3.2%, in 1999; and $94.5 million, or 36.3%, in 1998. The 1999 increase is primarily due to higher sales of college titles and professional education revenues, offset by a decrease in sales at Harcourt Learning Direct, the Company's distance learning operations. In 1998, revenues increased significantly compared to 1997 due primarily to the inclusion of revenues for the full fiscal year from Harcourt Learning Direct, acquired in June 1997.
 Operating earnings from the Higher Education Group increased $20.4 million, or 86.1%, in 1999; and $45.7 million, to earnings of $23.6 million in 1998 compared to a loss in 1997. The 1999 increase is primarily attributable to higher sales, lower amortization of intangible assets at Harcourt Learning Direct, and to a lesser extent, lower marketing costs. The 1998 increase resulted primarily from the inclusion of Harcourt
Learning Direct and lower amortization costs, and excluded $23.6 million of non-recurring charges incurred in the 1997 period concurrently with the acquisition of NEC.

  >  Corporate and Professional Services Group
Revenues from the Corporate and Professional Services Group increased $81.0 million, or 19.4%, in 1999; and $124.5 million, or 42.6%, in 1998. The 1999 increase is primarily attributable to higher sales at Drake Beam Morin (DBM), the Group's professional services and outplacement business, higher sales at NETg, the Group's technology-based training business, as well as higher sales from the test administration and scoring businesses. In 1998 revenues increased significantly compared to 1997 due primarily to the inclusion of revenues for the full fiscal year from NETg, as well as from higher test scoring and administration revenues.
 Operating earnings from the Corporate and Professional Services Group increased $18.2 million, or 114.2%, in 1999; and $32.8 million, to earnings of $15.9 million in 1998 compared to a loss in 1997. The 1998 increase resulted primarily from higher sales at DBM and the Group's professional education business, and excluded $173.6 million of purchased research and development and other charges incurred in the 1997 period concurrently with the acquisition of NEC.

  > Worldwide Scientific, Technical and Medical (STM) Group Revenues from the Worldwide STM Group increased $170.6 million, or 32.4%, in 1999; and $75.7 million, or 16.8%, in 1998. The
1999 increase represents primarily the inclusion of revenues of Mosby, acquired in October 1998, which were included for the full fiscal year in 1999. The 1998 increase is attributable to the acquisition of Churchill Livingstone in September 1997, as well as to higher book and journal subscription revenues at Academic Press, the Group's scientific publishing company.
 Operating earnings from the Worldwide STM Group increased $16.7 million, or 16.5%, in 1999; and $7.2 million, or 7.6%, in
1998. The 1999 increase is primarily due to the inclusion of the results of Mosby, offset by amortization of acquisition costs. The 1998 increase resulted primarily from inclusion of results of Churchill Livingstone for the full fiscal year, higher revenues at Academic Press, and excluded $20.6 million of purchased research and development and other charges incurred in the 1997 period concurrently with the acquisition of NEC.

  >  Corporate expenses
Corporate expenses increased $3.2 million, or 17.7%, in 1999; and decreased $1.5 million, or 7.8%, in 1998. The increase in 1999 resulted primarily from higher salaries and professional service fees. The decrease in 1998 was primarily due to the compensation expense recognized in 1997 in connection with the resignation of the Company's former chief executive officer.

  >  Investment and other income
Investment and other income increased $7.9 million to $12.8 million in fiscal 1999. The increase resulted primarily from a gain of $6.4 million on the sale of the Conviser CPA Review Course, as well as a gain of $3.0 million from the sale of securities. Investment and other income decreased $24.1 million to $4.9 million in fiscal 1998, compared to $29.0 million in fiscal 1997. The Company liquidated its investment portfolio in June 1997 to partially fund the acquisition of NEC.

  >  Interest expense
Interest expense increased $20.8 million, or 24.0%, in 1999; and increased $18.4 million, or 27.1%, in 1998. The increase in 1999 is primarily due to interest on borrowings under the Company's revolving credit facility, which was used to fund the acquisition of Mosby in October 1998. The increase in interest expense in 1998 was primarily due to the interest incurred on fixed-rate debt issued by the Company in August 1997, the proceeds from which were used to partially fund the acquisitions of NEC and Churchill Livingstone.
[END PAGE 24]


[START PAGE 25]
> LIQUIDITY AND CAPITAL RESOURCES

The following discussion analyzes liquidity and capital resources by operating, investing and financing activities as presented in the Company's consolidated statements of cash flows.
 Cash provided by operating activities in 1999 was $358.6 million compared to $269.3 million in 1998. Cash provided by the Company's operations and borrowings under its revolving credit facility was sufficient to fund working capital, capital expenditures, acquisitions and dividend requirements. The most significant change in working capital was an increase in accounts receivable of $47.5 million, which was primarily due to higher sales.
 Cash flows used by investing activities were $248.1 million in 1999 and consisted primarily of expenditures for prepublication costs. In October 1998, the Company paid approximately $413.7 million to acquire Mosby, Inc., a professional health sciences publisher; the purchase price was funded with borrowings under the Company's revolving credit facility. The Company expects capital expenditures to approximate $230.0 million in fiscal 2000.
 The Company repaid $105.0 million under its revolving credit facility in 1999. This facility is used to fund working capital requirements, capital expenditures and dividend requirements as needed. At October 31, 1999, the Company had $380.0 million available under its $750.0 million revolving credit facility, which expires in July 2002. The Company expects to use this facility to repay subordinated notes of $125 million that mature in March 2000. Additionally, a subsidiary of the Company borrowed $19.6 million under a term loan which matures in October 2004.
 The Company believes its cash on hand, cash generated from operations and its current and future debt capacity will be sufficient to fund its planned capital expenditures, as well as its operating and dividend requirements.

  > Quantitative and qualitative disclosures about market risk The market risk inherent in the Company's financial instruments and position represents the potential loss arising from adverse changes in interest rates. The Company does not enter into financial instruments for trading purposes.
 At October 31, 1999 and 1998 the fair value of the Company's fixed-rate debt was estimated at $927.7 million and $983.7 million, respectively, using quoted market prices and comparable publicly-traded issues. Such fair values were less than carrying value by approximately $39.5 million at October 31, 1999 and greater than the carrying value by approximately $13.9 million at October 31, 1998. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates, and amounted to approximately $50.7 million at October 31, 1999.
 At October 31, 1999 and 1998 the Company had approximately $389.6 million and $475.0 million, respectively, of variable rate borrowings outstanding under its revolving credit facilities and a term loan, which approximated fair value. A hypothetical 10% adverse change in interest rates for this variable rate debt would have an approximate $2.1 million negative effect on the Company's pre-tax earnings and cash flows.
 At October 31, 1999 and 1998 the carrying value of the put option issued in connection with the acquisition of GartnerLearning was $20.0 million, which approximated fair value. Market risk is estimated as the potential change in market value of the put option resulting from a hypothetical 10% adverse change in the value of NETg, and would have an approximately $2.8 million negative effect on the Company's earnings.

  >  Impact of inflation
The Company adjusts selling prices to maintain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices is not material to the financial position or results of operations of its business segments.

  >  Year 2000 date conversion
The Company has completed its assessment of its hardware and software systems, including the embedded systems in the Company's buildings, property and equipment, and has implemented plans to ensure that the operations of such systems will not be adversely affected by the Year 2000 date change. As of the date of this report, the Company has not experienced any significant problems with its hardware and software systems related to the Year 2000 date change.
[END PAGE 25]

[START PAGE 26]
 The Company has established an ongoing program to communicate with its significant suppliers and vendors to determine the extent to which the Company's systems and operations are vulnerable to those third parties' failure to rectify their own Year 2000 issues. The Company is not presently aware of any significant exposure arising from potential third-party failures. However, there can be no assurance that the systems of other companies on which the Company's systems or operations rely have been successfully converted or that any failure of such parties to achieve Year 2000 compliance would not have an adverse effect on the Company's results of operations.

  >  Seasonality
The Company's businesses are seasonal in nature. More than one-half of the Company's annual operating earnings are historically generated in the third quarter of its fiscal year, since that quarter includes the important educational publishing selling season.
 Conversely, operating losses have historically been reported in the first and second quarters during a period when publishing revenues are at their lowest levels.

  >  Dividends
The Company has a long-standing practice of returning a portion of its earnings and cash flows to shareholders through the payment of cash dividends. In October 1999, the Board of Directors voted to increase the quarterly cash dividend on the Common Stock to 21 cents per share. The Board also increased the quarterly cash dividend on the Series A Stock to 23.85 cents per share and on the Class B Stock to 18.9 cents per share. Following the Company's spin-off of its specialty retail operations, the dividend on the Series A Stock was increased to
28.26 cents per share for the first quarter of fiscal 2000, in accordance with the Company's charter.

> RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company is currently evaluating the effect of implementing SFAS 133, which will be effective for fiscal 2001.

> FORWARD-LOOKING STATEMENTS
Statements in this report referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance in the Company's businesses include, but are not limited to: the Company's ability to develop and market its products and services; the relative success of the products and services offered by competitors; integration of acquired businesses; the seasonal and cyclical nature of the markets for the Company's products and services; failure of the Company or third parties to be Year 2000 compliant; changes in domestic or international economic conditions; changes in public funding for the Company's educational products and services; and changes in purchasing patterns in the Company's markets.
[END PAGE 26]

[START PAGE 27]
CONSOLIDATED STATEMENTS
OF OPERATIONS

Years ended October 31 (in thousands except for per share amounts)       1999         1998        1997

Revenues                                                           $2,142,622   $1,861,907  $1,481,748
Costs applicable to revenues                                          697,278      628,495     586,568
Selling, general and administrative expenses                        1,144,375    1,000,753     885,488
Purchased in-process research and development expense                       -            -     174,000
Corporate expenses                                                     21,320       18,109      19,631
                                                                   -----------------------------------
   OPERATING EARNINGS (LOSS)                                          279,649      214,550    (183,939)

Investment and other income                                            12,791        4,880      28,984
Interest expense                                                     (107,210)     (86,436)    (67,989)
                                                                   -----------------------------------
   EARNINGS (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES AND MINORITY INTEREST                        185,230      132,994    (222,944)

Income tax benefit (expense)                                          (68,535)     (45,952)     25,169
                                                                   -----------------------------------
   EARNINGS (LOSS) FROM CONTINUING OPERATIONS
     BEFORE MINORITY INTEREST                                         116,695       87,042    (197,775)

Minority interest in net losses of subsidiaries                         3,653          559          -
                                                                   -----------------------------------
EARNINGS (LOSS) FROM CONTINUING OPERATIONS                            120,348       87,601    (197,775)
Earnings from discontinued specialty retail operations, net
   of income taxes of $42,364, $37,838 and $33,612                     63,482       54,015      82,653
                                                                   -----------------------------------
   NET EARNINGS (LOSS)                                               $183,830     $141,616   ($115,122)
                                                                   -----------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON
 EQUIVALENT SHARES OUTSTANDING:
   Basic                                                               71,103       70,837      70,812
                                                                   -----------------------------------
   Diluted                                                             72,168       72,141      70,812
                                                                   -----------------------------------

BASIC AMOUNTS PER COMMON SHARE:
   Continuing operations                                                $1.68        $1.22      ($2.81)
   Discontinued specialty retail operations                               .89          .77        1.17
                                                                   -----------------------------------
   Basic net earnings (loss)                                            $2.57        $1.99      ($1.64)
                                                                   -----------------------------------

DILUTED AMOUNTS PER COMMON SHARE:
   Continuing operations                                                $1.67        $1.21      ($2.81)
   Discontinued specialty retail operations                               .88          .75        1.17
                                                                   -----------------------------------
   Diluted net earnings (loss)                                          $2.55        $1.96      ($1.64)
                                                                   -----------------------------------


See Notes to Consolidated Financial Statements.

[END PAGE 27]

[START PAGE 28]
CONSOLIDATED BALANCE SHEETS

October 31 (in thousands)                               1999             1998

>ASSETS
CURRENT ASSETS
   Cash and equivalents                           $   24,144       $   58,556
   Accounts receivable, net                          473,577          425,998
   Inventories                                       212,771          207,518
   Deferred income taxes                              80,716           90,736
   Other current assets                               39,549           32,836
                                                  ---------------------------
   Total current assets                              830,757          815,644
                                                  ---------------------------


PROPERTY AND EQUIPMENT
   Land, buildings and improvements                   94,512          100,034
   Fixtures and equipment                            218,038          226,150
                                                  ---------------------------
                                                     312,550          326,184
   Less accumulated depreciation and amortization   (183,746)        (175,877)
                                                  ---------------------------
   Total property and equipment, net                 128,804          150,307
                                                  ---------------------------

OTHER ASSETS
   Prepublication costs, net                         322,346          281,068
   Investment in The Neiman Marcus Group, Inc.       119,414                -
   Goodwill, net                                   1,409,485        1,535,811
   Other intangible assets, net                       52,538           69,042
   Other                                              86,761           75,265
                                                  ---------------------------
   Total other assets                              1,990,544        1,961,186
                                                  ---------------------------
Net assets of discontinued specialty retail operations     -          462,741
                                                  ---------------------------

   Total assets                                   $2,950,105       $3,389,878
                                                  ---------------------------

See Notes to Consolidated Financial Statements.

[END PAGE 28]

[START PAGE 29]
CONSOLIDATED BALANCE SHEETS

October 31 (in thousands)                                                             1999             1998

>LIABILITIES
CURRENT LIABILITIES
   Notes payable and current maturities of long-term liabilities                $    6,868       $    4,050
   Accounts payable                                                                203,521          192,308
   Other current liabilities                                                       483,168          540,622
                                                                                ----------       ----------
     Total current liabilities                                                     693,557          736,980
                                                                                ----------       ----------


LONG-TERM LIABILITIES
   Notes and debentures                                                          1,356,804        1,444,842
   Other long-term liabilities                                                     182,842          178,565
   Deferred income taxes                                                            55,946           81,023
                                                                                ----------       ----------
     Total long-term liabilities                                                 1,595,592        1,704,430
                                                                                ----------       ----------


COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST                                                                   19,093           22,746

>SHAREHOLDERS' EQUITY
PREFERRED STOCK
   Series A Cumulative Convertible - $1 par value; issued and outstanding - 863
   and 914 shares                                                                      863              914
COMMON STOCKS
   Class B Stock - $1 par value; issued and outstanding - 20,021 shares             20,021           20,021
   Common Stock - $1 par value; issued and outstanding - 51,146 and 51,008 shares   51,146           51,008
PAID-IN CAPITAL                                                                    317,037          745,679
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                                        2,269          (15,407)
RETAINED EARNINGS                                                                  250,527          123,507
                                                                                ----------       ----------
   Total shareholders' equity                                                      641,863          925,722
                                                                                ----------       ----------

   Total liabilities and shareholders' equity                                   $2,950,105       $3,389,878
                                                                                ----------       ----------

See Notes to Consolidated Financial Statements.

[END PAGE 29]

[START PAGE 30]
CONSOLIDATED STATEMENTS
OF CASH FLOWS


Years ended October 31 (in thousands)                                    1999         1998        1997

>CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)                                                 $183,830     $141,616   ($115,122)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
  Discontinued specialty retail operations                           (63,482)     (54,015)    (82,653)
  Amortization of prepublication costs                               136,582      123,849     154,247
  Depreciation and other amortization                                118,909      119,272     127,271
  Minority interest                                                   (3,653)        (559)          -
  Purchased in-process research and development                            -            -     174,000
  Deferred income taxes                                               39,503       39,734     (72,465)
  Other                                                                3,890        5,698     (15,790)
  Changes in assets and liabilities:
   Accounts receivable                                               (47,507)     (64,934)    (46,299)
   Inventories                                                        (5,643)      19,961      (2,685)
   Other current assets                                                  186       12,340      28,735
   Accounts payable and other current liabilities                     (4,053)     (73,638)     10,309
                                                                   -----------------------------------
Net cash provided by operating activities                            358,562      269,324     159,548
                                                                   -----------------------------------

>CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                              (226,549)    (194,137)   (142,002)
  Purchases of available-for-sale investments                              -            -    (408,304)
  Sales of available-for-sale investments                                  -            -     325,767
  Maturities of available-for-sale investments                             -            -     324,591
  Acquisition of NEC, net of cash acquired                                 -      (40,512)   (839,620)
  Acquisition of Mosby, net of cash acquired                               -     (413,733)          -
  Acquisition of Churchill Livingstone, net of cash acquired               -            -     (92,500)
  Other acquisitions and investing activities                        (21,596)     (27,139)     (7,184)
                                                                   -----------------------------------
Net cash used for investing activities                              (248,145)    (675,521)   (839,252)
                                                                   -----------------------------------

>CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds (repayments) of revolving credit facilities, net         (105,000)     460,722           -
  Proceeds from borrowings                                            19,630            -     514,000
  Repayment of debt                                                   (2,845)      (5,949)   (214,772)
  Repurchase of Common Stock                                              -             -     (20,139)
  Cash dividends paid                                                (56,810)     (53,948)    (51,149)
  Other financing activities                                             196       (1,855)     (2,656)
                                                                   ----------------------------------
Net cash provided by (used for) financing activities                (144,829)     398,970     225,284

>CASH AND EQUIVALENTS
  Decrease during the year                                           (34,412)      (7,227)   (454,420)
  Beginning balance                                                   58,556       65,783     520,203
                                                                   -----------------------------------
  Ending balance                                                     $24,144      $58,556     $65,783
                                                                   -----------------------------------

>SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash payments (refunds) for:
  Interest                                                          $106,701      $84,461     $59,880
                                                                   -----------------------------------
  Income taxes                                                     ($  7,460)     $13,379    $119,900
                                                                   -----------------------------------


See Notes to Consolidated Financial Statements.

[END PAGE 30]

[START PAGE 31]
CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' EQUITY

                                                                      Accumulated
                                                                           Other
                                                                      Comprehensive
                                            Common  Series A   Paid-in    Income    Retained
(in thousands)                              Stocks     Stock   Capital    (Loss)    Earnings          Total

Balance at November 1, 1996                $71,119    $1,152  $743,947   ($4,493)   $221,807     $1,033,532
Net loss                                         -         -         -         -    (115,122)      (115,122)
   Other comprehensive loss, net of tax,
     including foreign currency translation
     and other                                   -         -         -    (2,620)          -         (2,620)
                                                                                                 ----------
Comprehensive loss                                                                                 (117,742)

Cash dividends paid                              -         -         -         -     (51,149)       (51,149)
Conversion of Series A Stock                    29       (27)       (2)        -           -              -
Repurchase of Common Stock                    (442)        -         -         -     (19,697)       (20,139)
Other equity transactions, net                  49         -       987         -           -          1,036
                                           ----------------------------------------------------------------
Balance at October 31, 1997                 70,755     1,125   744,932   (7,113)      35,839        845,538
Net earnings                                     -         -         -         -     141,616        141,616
   Other comprehensive loss, net of tax,
     including foreign currency translation
     and other                                   -         -         -   (8,294)           -         (8,294)
                                                                                                    -------
Comprehensive income                                                                                133,322
Cash dividends paid                              -         -         -         -    (53,948)        (53,948)
Conversion of Series A Stock                   232      (211)      (21)        -           -              -
Other equity transactions, net                  42         -       768         -           -            810
                                           ----------------------------------------------------------------

Balance at October 31, 1998                 71,029       914   745,679   (15,407)    123,507        925,722
Net earnings                                     -         -         -         -     183,830        183,830
   Other comprehensive income, net of tax:
     Net unrealized investment gains             -         -         -    16,750           -         16,750
     Foreign currency translation and other      -         -         -       926           -            926
                                                                                                    -------
Comprehensive income                                                                                201,506
Spin-off of specialty retail operations          -         -  (431,214)        -           -       (431,214)
Cash dividends paid                              -         -         -         -     (56,810)       (56,810)
Conversion of Series A Stock                    58       (51)       (7)        -           -              -
Other equity transactions, net                  80         -     2,579         -           -          2,659
                                           ----------------------------------------------------------------
Balance at October 31, 1999                $71,167      $863  $317,037    $2,269    $250,527       $641,863
                                           ----------------------------------------------------------------

See Notes to Consolidated Financial Statements.

[END PAGE 31]

[START PAGE 32]
NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
                                                       >NOTE 1.
                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  >  Principles of consolidation
The consolidated financial statements include the accounts of Harcourt General, Inc. (the Company or Harcourt General) and its majority-owned subsidiaries. Harcourt General is a leading global multiple-media publisher and service provider for the educational, assessment, training and professional information markets. All significant intercompany accounts and transactions are eliminated.
 Except as indicated, amounts reflected in the consolidated financial statements or disclosed in the notes to the consolidated financial statements relate to the Company's
continuing  operations,  and  prior  year  amounts  have   been
restated   and  reclassified  to  conform  with   the   current
presentation.

  >  Cash and equivalents
Cash and equivalents consist of cash in banks and money market accounts. Cash and equivalents are stated at cost plus accrued interest, which approximates fair value. The Company's practice is to invest cash with financial institutions that have acceptable credit ratings and to limit the amount of credit exposure to any one financial institution.

  >  Short-term investments
In May 1997, all of the Company's short-term investments were sold to partially fund the acquisition of National Education
Corporation, resulting in a realized loss of $.4 million in fiscal 1997.

  >  Inventories
Inventories, consisting primarily of finished goods, are stated at the lower of cost or market. Substantially all inventories are valued using the last-in, first-out (LIFO) method.

  >  Property and equipment
Property and equipment are stated at cost. Depreciation and amortization are provided using straight-line or accelerated methods over the estimated useful lives of the related assets or over the terms of the related leases, if shorter. When property and equipment are retired or have been fully depreciated or amortized, the cost and the related accumulated depreciation and amortization are eliminated from the respective accounts. Gains or losses arising from the dispositions are reported as income or expense. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful lives of assets are capitalized.

  >  Prepublication costs
Prepublication costs are amortized primarily using the sum-of-the-years-digits method over the estimated useful lives of the publications, ranging from one to five years.

  >  Investment in The Neiman Marcus Group, Inc.
The investment in The Neiman Marcus Group, Inc. (the investment) consisted of approximately 10 percent of the outstanding common equity of The Neiman Marcus Group, Inc. as of October 31, 1999 and is accounted for as an available-for-sale security. This investment is marked to market on a quarterly basis and is classified as long-term as the Company intends to hold it for at least one year. At October 31, 1999 the gross unrealized gain on the investment was $19.1 million.

  >  Goodwill and other intangible assets
Amortization of goodwill and publishing rights is recorded using the straight-line method over their estimated useful lives, ranging from 10 to 40 years. Other intangible assets consist of course libraries, customer leads and contracts, and existing technology, and are amortized using accelerated methods over their estimated useful lives, ranging from one to five years.
[END PAGE 32]

[START PAGE 33]
  >  Long-lived assets
Upon occurrence of an event or a change in circumstances which indicates that the carrying amount of an asset may not be recoverable, the Company compares the carrying value of its long-lived assets against projected undiscounted cash flows to determine any impairment and to evaluate the reasonableness of the depreciation or amortization periods. Should an impairment be identified, the long-lived assets are then written down to their fair value.

  >  Other long-term liabilities
Other long-term liabilities of the Company consist primarily of
a   liability  for  postretirement  health  care  benefits  and provisions for other employee benefits.

  >  Derivatives
The Company uses treasury lock agreements (a derivative) as a means of managing interest-rate risk associated with anticipated debt transactions. The differentials to be received or paid under these contracts designated as hedges are deferred and amortized to interest expense over the remaining life of the associated debt. Derivative financial instruments are not held for trading purposes.

  >  Income taxes
Income taxes are calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for
Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes.

  >  Revenue recognition
The Company recognizes revenues principally upon shipment of products. Subscription revenues are generally collected in advance and are deferred and recognized pro-rata upon fulfillment. Contract revenues are recognized as services are provided.
 Certain publications are sold to customers with a right of return. Revenues are recorded net of a provision for future returns. Returned goods included in inventory are valued at estimated realizable value not exceeding cost. Accounts receivable are reported net of allowances for book returns of $94.1 million in 1999 and $71.2 million in 1998 and for doubtful accounts of $39.8 million in 1999 and $40.3 million in 1998.

  >  Comprehensive income
In 1999, the Company adopted SFAS 130, "Reporting Comprehensive Income." This statement established new rules for the reporting and display of comprehensive income and its components. The Company reclassified certain amounts to conform to the requirements of SFAS 130. The adoption of SFAS 130 had no impact on the Company's net earnings or shareholders' equity. Comprehensive income differs from net earnings primarily due to foreign currency translation adjustments, unrealized gains or losses on the Company's available-for-sale securities, less reclassification for realized gains or losses included in net earnings.
 For the years ended October 31, 1999, 1998 and 1997, reclassification adjustments totaled $1.9 million, $0, and $.4 million, respectively.

  >  Advertising costs
Advertising   costs  are  expensed  in  the  period   incurred.
Advertising expenses were $98.5 million, $95.9 million and $64.7 million in 1999, 1998 and 1997, respectively.

  >  Earnings per common and common equivalent share
In 1998, the Company adopted SFAS 128, "Earnings Per Share." All earnings per share amounts for all periods presented have been restated both to conform to the requirements of SFAS 128 and to reflect the spin-off of the specialty retail operations.

  >  Significant estimates
In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying values of certain assets and liabilities which are not readily apparent from other sources. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances. The primary estimates underlying the Company's consolidated financial statements include allowances for returns and doubtful accounts, valuation of inventories and prepublication costs, and accruals for self-insurance, pension and postretirement benefits. Actual results could differ from these estimates.

  >  Recent accounting pronouncements
In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company is currently evaluating the effect of implementing SFAS 133, which will be effective for fiscal 2001. [END PAGE 33]

[START PAGE 34]
                                                       >NOTE 2.
                                        DISCONTINUED OPERATIONS

The Company's specialty retail operations, which consisted of its 54 percent ownership of The Neiman Marcus Group, Inc.
(NMG),  was  spun  off  on  October  22,  1999  in  a  tax-free
distribution  to  the  Company's  shareholders.   The   Company
distributed 21,440,960 shares of its 26,429,502 shares  of  NMG common stock. The Company retained 4,988,542 shares of NMG Class A Common Stock, which are accounted for as available-for-sale securities. The Company has agreed to vote the retained
shares  on  all  matters  in  proportion  to  the  votes   cast
affirmatively or negatively by all other holders of NMG Class A Common Stock. Each common shareholder of the Company received
 .3013 of a share of Class B Common Stock of NMG for every share of Harcourt General Common Stock and Class B Stock held on
October   12,  1999,  which  was  the  record  date   for   the
distribution.
 The Company's consolidated financial statements have been restated to reflect the specialty retail operations as a discontinued operation. Prior to the spin-off, the financial statements of NMG were consolidated with a lag of one fiscal quarter. Consequently, the 1999 results of NMG presented as discontinued operations include the results of NMG for its fiscal year ended July 31, 1999, which totaled $47.7 million, and the results of its operations from August 1, 1999 through October 22, 1999, the distribution date, which totaled $18.0 million.
 Under an amended intercompany services agreement, the Company provides certain management, accounting, financial, legal, tax and other corporate services to NMG. The fees for these services are an allocation of the Company's cost and are subject to the approval of a committee of directors of NMG who are not affiliated with the Company. This agreement may be terminated by either party on 180 days' notice. Charges to NMG were $6.2 million in 1999, $5.4 million in 1998 and $5.7 million in 1997.
 Most   of  the  officers  of  the  Company  serve  in  similar
capacities with NMG. Three such officers serve as directors of both companies.

                                                       >NOTE 3.
   DESCRIPTION OF CONTINUING OPERATIONS AND SEGMENT INFORMATION

In 1999, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company's senior management evaluates the performance of the Company's assets on a consolidated basis; therefore, separate financial information for the Company's assets on a segment basis is not presented.
 In applying SFAS 131, the Company identified the following four reportable segments: Education Group, Higher Education Group, Corporate and Professional Services Group and Worldwide Scientific, Technical and Medical (STM) Group. The Education Group consists of the Company's K-12 and supplemental and trade publishing operations. The Higher Education Group includes college, distance learning and graduate test preparation businesses. The Corporate and Professional Services Group is comprised of testing and related services, career counseling and technology-based IT and human resources training. The Worldwide STM Group includes the Company's scientific, technical and medical publishing businesses and its international publishing and distribution operations. Other includes unallocated corporate items.
[END PAGE 34]

[START PAGE 35]

The following tables set forth the information for the Company's reportable segments for the years ended October 31:

(in thousands)                                                         1999           1998           1997

>REVENUES:
Education Group                                                  $  581,465     $  563,533     $  478,044
Higher Education Group                                              365,996        354,759        260,287
Corporate and Professional Services Group                           497,573        416,610        292,127
Worldwide STM Group                                                 697,588        527,005        451,290
                                                                 ----------------------------------------
   Total                                                         $2,142,622     $1,861,907     $1,481,748
                                                                 ----------------------------------------

>OPERATING EARNINGS (LOSS):
Education Group                                                  $  105,401     $   92,255    ($    1,241)
Higher Education Group                                               43,985         23,633        (45,715)
Corporate and Professional Services Group                            34,046         15,896       (190,492)
Worldwide STM Group                                                 117,537        100,875         73,140
Other                                                               (21,320)       (18,109)       (19,631)
                                                                 ----------------------------------------
   Total                                                         $  279,649     $  214,550    ($  183,939)
                                                                 ----------------------------------------

>DEPRECIATION AND AMORTIZATION:
Education Group                                                  $   83,640     $   81,827     $  102,932
Higher Education Group                                               40,903         51,161         86,710
Corporate and Professional Services Group                            54,498         54,715         55,060
Worldwide STM Group                                                  74,002         53,588         34,469
Other                                                                 2,448          1,830          2,347
                                                                 ----------------------------------------
   Total                                                         $  255,491     $  243,121     $  281,518
                                                                 ----------------------------------------
>CAPITAL EXPENDITURES:
Education Group                                                  $  110,065     $   93,752     $   65,840
Higher Education Group                                               34,023         29,763         28,637
Corporate and Professional Services Group                            24,423         22,791         13,276
Worldwide STM Group                                                  55,475         46,941         33,037
Other                                                                 2,563            890          1,212
                                                                 ----------------------------------------
   Total                                                         $  226,549     $  194,137     $  142,002
                                                                 ----------------------------------------

The following is a schedule of revenues by geographic location:

(in thousands)                                                         1999           1998           1997

>REVENUES:
North America                                                    $1,698,263     $1,433,359     $1,157,219
Rest of world                                                       444,359        428,548        324,529
                                                                 ----------------------------------------
   Total                                                         $2,142,622     $1,861,907     $1,481,748
                                                                 ----------------------------------------

                                                       >NOTE 4.
                                                   ACQUISITIONS
  >  Mosby
On October 9, 1998, the Company completed the acquisition of Mosby, Inc. for approximately $415 million in cash. Mosby is a publisher of books, periodicals and electronic products and services in professional health sciences, including nursing, allied health and medicine, and is included in the Worldwide STM Group. The purchase price was funded with borrowings under the Company's revolving credit facility.
[END PAGE 35]

[START PAGE 36]
 The Mosby acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations of Mosby for the period from October 9, 1998 are included in the accompanying consolidated financial statements. The $388.6 million excess of cost over the estimated fair value of net assets acquired was allocated to goodwill which is amortized over 30 years. Assets acquired and liabilities assumed have been recorded at their estimated fair values and useful lives. In the fourth quarter of fiscal 1999, the Company completed its final purchase price allocation of Mosby, resulting in a net reduction of goodwill and other current liabilities of $26.0 million from the amounts initially recorded. Acquisition liabilities were $81.9 million at October 31, 1998. In 1999, approximately $31.4 million representing primarily severance and employee benefit costs was charged against acquisition liabilities. At October 31, 1999, $24.5 million is included in other current liabilities representing facility exit costs of $10.5 million, severance (related to employees terminated prior to October 31, 1999) and employee benefit obligations of $8.3 million, and other obligations of $5.7 million.

  >  GartnerLearning
On August 31, 1998, the Company completed the acquisition of GartnerLearning, the technology-based IT training operation of Gartner Group. GartnerLearning was merged with the operations of NETg, a subsidiary of the Company, which provides self-paced multimedia training courseware for IT professionals. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of GartnerLearning for the period from August 31, 1998 are included in the accompanying consolidated financial statements.
 The purchase price for GartnerLearning consisted of $5.0 million in cash and eight percent of the newly combined company, known as NETg, valued at approximately $28.0 million. Additionally, under the terms of the investor agreement, Gartner Group was granted a put option exercisable at any time between the fourth and sixth anniversary of the acquisition to require the Company to purchase the minority interest at the higher of either fair value of eight percent of NETg or $48.0 million, subject to certain provisions. The Company has a call option to repurchase Gartner Group's interest in NETg on similar terms. The Company recorded a liability for the difference between the fair value of eight percent of NETg and the put option exercise price of $48.0 million. This liability is adjusted to reflect changes in the fair value of NETg, with the offset reported as a gain or loss in the consolidated statement of operations. The $61.9 million excess of cost over estimated fair value of net assets acquired was allocated to goodwill, which is amortized on a straight-line basis over 25 years. In the fourth quarter of fiscal 1999, the Company completed its final purchase price allocation of GartnerLearning. The final purchase price allocation resulted in a net reduction of goodwill and other current liabilities of $3.8 million from the amounts initially recorded. Acquisition liabilities were $12.7 million at October 31, 1998. In 1999, approximately $7.4 million was charged against acquisition liabilities and at October 31, 1999, $1.5 million is included in other current liabilities consisting of unfulfilled contractual obligations of $1.1 million and other obligations of $.4 million.

  >  National Education Corporation
In June 1997, the Company completed the acquisition of National Education Corporation (NEC) for a cash purchase price of approximately $854.4 million. The NEC acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations of NEC for the period from June 5, 1997 are included in the accompanying consolidated
financial   statements.  Based  on  an  independent  appraisal,
approximately $174 million of the purchase price was allocated to purchased in-process research and development. Accordingly, the Company recorded a non-recurring charge for this purchased in-process research and development at the date of acquisition.
 Through NEC, the Company initially acquired approximately 82 percent of the issued and outstanding shares of Steck-Vaughn Publishing Corporation (Steck-Vaughn). On January 30, 1998, the Company completed its acquisition of the minority interest in Steck-Vaughn for $14.75 per share, or approximately $40.5 million. The transaction had the effect of increasing goodwill by $29.6 million and decreasing the Company's minority interest by $10.9 million on the consolidated balance sheet.
  In the third quarter of fiscal 1998, the Company completed its final purchase price allocation of NEC, resulting in a net reduction of goodwill and other current liabilities of $25.4 million from the amounts initially recorded. The $680.4 million excess of cost over the estimated fair value of net assets acquired was allocated to goodwill, of which $265.4 million is amortized on a straight-line basis over 25 years. The remaining goodwill is amortized on a straight-line basis over 40 years. Acquisition liabilities were $52.7 million and $116.7 million at October 31, 1998 and 1997, respectively. In 1999 and 1998 approximately $22.3 million and $38.6 million were charged against acquisition liabilities related to the NEC acquisition, respectively; at October 31, 1999, $30.4 million is included in other current liabilities consisting primarily of facility and other related exit costs of $21.5 million, unfulfilled contractual obligations of $5.0 million and other obligations of $3.9 million.
[END PAGE 36]

[START PAGE 37]
  >  Pro forma information
The following unaudited pro forma information presents the results of operations of the Company as if the acquisitions of Mosby and GartnerLearning had taken place as of the beginning of the period presented:

Year ended October 31 (in thousands, except per share amounts)           1998

Revenues                                                           $2,081,212
Earnings from continuing operations                                $   44,620
Diluted earnings per share from continuing operations              $      .62

These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

  >  Other acquisitions
In the periods presented, the Company has acquired several small publishing and educational services related companies. The results of operations from these acquired entities are reflected in the Company's statements of operations from the date of acquisition. These acquisitions did not materially impact consolidated results, and therefore no pro forma information is provided.

                                                       >NOTE 5.
                                                  OTHER CHARGES

In connection with the acquisition of NEC and the integration of the NEC businesses into the Company, the Company recorded a charge of $81.7 million in fiscal 1997, which is included in costs applicable to revenues ($24.6 million) and selling, general and administrative expenses ($57.1 million). The charge reflects costs the Company incurred in connection with the realignment, consolidation and reorganization of its existing businesses. These costs consisted primarily of severance and related employee benefit obligations, consolidation of facilities and impairment of certain existing assets. At October 31, 1999, substantially all of the Company's obligations relative to the integration have been satisfied.

                                                       >NOTE 6.
                           GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill   and  other  intangible  assets  consisted   of   the
following:

October 31 (in thousands)                               1999             1998

Goodwill                                          $1,616,900       $1,687,115
Accumulated amortization                            (207,415)        (151,304)
                                                  ---------------------------
  Goodwill, net                                   $1,409,485       $1,535,811
                                                  ---------------------------

Publishing rights                                 $  238,861       $  233,775
Acquired intangible assets                            96,400           96,400
                                                  ---------------------------
                                                     335,261          330,175
Accumulated amortization                            (282,723)        (261,133)
                                                  ---------------------------
  Other intangibles, net                          $   52,538       $   69,042
                                                  ---------------------------

As of October 31, 1999, goodwill consists of approximately $739.9 million amortized over 40 years, $388.6 million over 30 years and $488.4 million over periods of 25 years or less. As of October 31, 1998, goodwill consists of approximately $776.9 million amortized over 40 years, $414.6 million over 30 years and $495.6 million over periods of 25 years or less. Amortization expense was $76.0 million in 1999, $76.8 million in 1998 and $82.9 million in 1997.
[END PAGE 37]

[START PAGE 38]
                                                       >NOTE 7.
                                      OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

October 31 (in thousands)                               1999             1998

Accrued salaries and related charges                $ 82,676         $103,291
Self-insurance reserves                               27,119           29,458
Unearned subscription income                          87,080           84,357
Accrued real estate and related charges               54,426           68,829
Accrued interest                                      26,561           26,003
Other                                                205,306          228,684
                                                    -------------------------
 Total                                              $483,168         $540,622
                                                    -------------------------

                                                       >NOTE 8.
                                           NOTES AND DEBENTURES

Notes  and debentures of Harcourt General at October  31,  1999 and 1998 were as follows:

(in thousands)                            Interest Rate    Maturity         1999        1998
Convertible subordinated debentures                6.5%    May 2011   $   45,795  $   48,640
Revolving credit facility                      Variable   Jul. 2002      370,000     475,000
Senior debt                                       8.25%   Jun. 2002      149,626     149,560
Senior debt                                        6.7%   Jul. 2007      149,676     149,634
Senior debt                                       8.88%   Jun. 2022      148,037     148,018
Senior debt                                        7.2%   Jul. 2027      199,597     199,582
Senior debt                                        7.3%   Jul. 2097      149,443     149,437
Subordinated notes                                 9.5%   Mar. 2000      125,000     124,971
Term bank loan                                 Variable   Oct. 2004       19,630           -
                                          --------------------------------------------------
Total notes and debentures                                            $1,356,804  $1,444,842
                                          --------------------------------------------------

In   connection  with  the  acquisition  of  NEC,  the  Company unconditionally assumed all of the obligations of NEC under its 6.5% Convertible Subordinated Debentures due 2011 and the
related Indenture dated May 15, 1986, as amended. The NEC Debentures are subject to a mandatory annual redemption of $2.9 million in principal and, as a result of the acquisition of NEC by the Company, are convertible at the option of the holder into $21.00 for every $25.00 in principal of NEC Debentures.
 The Company has a revolving credit facility with 18 banks, pursuant to which the Company may borrow up to $750 million. The facility, which expires in July 2002, may be terminated by the Company at any time on three business days' notice. The rate of interest payable (5.7% at October 31, 1999) is determined according to the senior debt rating of the Company and one of four pricing options selected by the Company. At October 31, 1999, $370.0 million in borrowings were outstanding under the facility. The revolving facility contains covenants which require the Company to maintain certain leverage and interest coverage ratios.
 The subordinated notes with a maturity date of March 2000 have been classified as long-term, because the Company has the intent and ability to refinance these obligations using the revolving credit facility.
 In October 1999, a subsidiary of the Company entered into a Canadian dollar denominated term bank loan in the amount of US $19.6 million that bears interest according to one of two pricing  options selected by the Company (6.2% at  October  31,
1999). The loan is guaranteed by the Company and may be prepaid at any time upon three business days' notice without penalty or premium.
 In anticipation of the Company's August 1997 debt offering, the Company entered into several forward interest rate lock
agreements   which   established   weighted-average   effective
interest rates of 6.83% for the 10-year notes, 7.29% for the 30-year debentures and 7.40% for the 100-year debentures. In August 1997, the Company paid $20.5 million to settle such agreements, which is being amortized over the terms of the respective debt.
 The aggregate maturities of notes and debentures are as follows: fiscal 2000 - $125.0 million; fiscal 2001 - $2.9 million;  fiscal  2002 - $522.5 million;  fiscal  2003  -  $2.9 million;  fiscal 2004 - $22.5 million; all years  thereafter  -
$681.0 million.
[END PAGE 38]

[START PAGE 39]
                                                       >NOTE 9.
                                           SHAREHOLDERS' EQUITY

  >  Series A Cumulative Convertible Stock
As of October 13, 1999, each share of Series A Stock is convertible into 1.31 shares of Common Stock and is entitled to a quarterly dividend equal to the quarterly dividend on each share of Common Stock multiplied by 1.31, plus $.0075. Each share of Series A Stock is non-voting and is entitled to a liquidation preference of $5.00 plus any accrued but unpaid dividends. Liquidation proceeds remaining after the satisfaction of such preference and the payment of $4.55 per share of Common Stock would be distributed ratably to the holders of Common Stock and Series A Stock. There were 10 million authorized shares of Series A Stock at October 31, 1999.

  >  Class B Stock and Common Stock
The Class B Stock is not transferable except to family members and related entities but is convertible at any time on a share-for-share basis into Common Stock. The holders of Class B Stock are entitled to cash dividends which are 10 percent lower per share than the cash dividends paid on each share of Common Stock. The Class B Stock and the Common Stock are each entitled to vote separately as a class on charter amendments, mergers, consolidations and certain extraordinary transactions which are required to be approved by shareholders under Delaware law. Under certain circumstances, the holders of Class B Stock have the right to cast 10 votes per share for the election of directors. There were 80 million and 150 million shares of Class B Stock and Common Stock authorized for issuance at October 31, 1999, respectively.

  >  Class C Stock
On September 15, 1999, the shareholders voted to authorize a new class of common stock, Class C Stock, which is entitled to one-tenth (1/10) of one vote per share on all matters and to cash dividends equal to any cash dividends payable on the Common Stock. There were 100 million authorized shares of Class C Stock at October 31, 1999, none of which has been issued.

  >  Common stock incentive plans
The Company has established common stock incentive plans allowing for the granting of stock options, restricted stock and other stock-based awards to its employees. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. The Company has adopted the disclosure-only provision of SFAS 123, "Accounting for Stock-Based Compensation."
 Had compensation cost for the Company's common stock incentive plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS 123, the Company's earnings (loss) from continuing operations and earnings (loss) per share from continuing operations for the years ended October 31, 1999, 1998 and 1997 would have been as follows:

(in thousands except for per share amounts)  1999        1998           1997
Earnings (loss) from continuing operations:
As reported                              $120,348     $87,601     ($197,775)
Pro forma                                $116,380     $86,655     ($198,160)
Basic earnings (loss) per share from continuing operations:
As reported                              $   1.68     $  1.22     ($   2.81)
Pro forma                                $   1.63     $  1.21     ($   2.81)
Diluted earnings (loss) per share from continuing operations:
As reported                              $   1.67     $  1.21     ($   2.81)
Pro forma                                $   1.61     $  1.20     ($   2.81)

The  effects on pro forma net earnings (loss) and earnings
(loss) per share of expensing the estimated fair value  of
stock  options are not necessarily representative  of  the
effects  on reported net earnings (loss) for future  years
due  to  such factors as the vesting period of  the  stock
options and the potential for issuance of additional stock
options  in  future  years.  In addition,  the  disclosure
requirements of SFAS 123 are presently applicable only  to
options granted subsequent to October 30, 1995.
 Options  outstanding at October 31, 1999 were granted  at
prices (not less than 100 percent of the fair market value
on  the  date of the grant) varying from $13.35 to $46.24.
In  conjunction with the spin-off of the specialty  retail
operations  on October 22, 1999, the number of shares  and
the   exercise  price  of  each  option  outstanding  were
modified so that the aggregate fair value of the options before the spin-off was preserved as of the date of the spin-off. Accordingly, no charge was recorded in the consolidated financial statements
[END PAGE 39]

[START PAGE 40]
relative to this modification. Options generally vest ratably over five years and expire after ten years. There were 224 employees with options outstanding at October 31, 1999. For all outstanding options at October 31, 1999, the
weighted-average  exercise  price  was  $38.61   and   the
weighted-average    remaining   contractual    life    was
approximately 7.2 years. At October 31, 1999,  there  were
3.9 million shares of Common Stock available for issuance under the plan.
 The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1999, 1998 and 1997, respectively:

                                               1999      1998      1997
Expected life (years)                              7         7         7
Expected dividend yield                         2.2%      1.7%      1.5%
Expected volatility                           26.74%    24.24%    22.16%
Risk-free interest rate                         6.0%      5.5%      7.0%

A summary of the status of the Company's stock options as of October 31, 1999, 1998, and 1997 and changes during the years ended on those dates is as follows:

                                                          1999                1998                1997
                                                     Weighted-           Weighted-           Weighted-
                                                       Average             Average             Average
                                                      Exercise            Exercise            Exercise
                                              Shares     Price    Shares     Price    Shares     Price
Options outstanding at beginning of year     722,552    $41.66   492,494    $34.08   447,186    $28.84
Granted                                      383,500     50.57   264,900     54.25   107,350     48.13
SAR Surrenders                                     -         -   (13,205)    29.24    (5,917)    32.29
Exercised                                    (46,777)    27.43   (14,457)    23.50   (51,522)    17.55
Canceled                                     (37,840)    51.17    (7,180)    45.34    (4,603)    39.77
Adjustment for spin-off of
  specialty retail operations                176,958       N/A         -         -         -         -
                                           --------------------  -----------------   -----------------
Options outstanding at end of year         1,198,393    $38.61   722,552    $41.66   492,494    $34.08
                                           --------------------  -----------------   -----------------
Options exercisable at end of year           416,283    $29.98   287,922    $29.58   236,151    $26.32
                                           --------------------  -----------------   -----------------

The weighted-average fair value of options granted in 1999, 1998 and 1997 was $15.52, $17.09 and $17.51, respectively.

The following table summarizes information about the Company's stock options as of October 31, 1999:

                          Options Outstanding                                     Options Exercisable
  Range of             Shares        Weighted-Average  Weighted-Average         Shares  Weighted-Average
  Exercise        Outstanding   Remaining Contractual          Exercise    Outstanding          Exercise
    Prices        at 10/31/99                    Life             Price    at 10/31/99             Price

$13.35-$19.94          87,197                     1.6            $15.90         87,197            $15.90
$24.48-$28.34         191,427                     4.3            $27.19        175,266            $27.09
$35.69-$40.97         108,352                     6.9            $36.77         49,711            $35.69
   $41.02             115,561                     7.1            $41.02         46,151            $41.02
   $43.26             409,817                     9.1            $43.26              -                 -
   $46.24             286,039                     8.1            $46.24         57,958            $46.24
-----------------------------------------------------------------------    -----------------------------
$13.35-$46.24       1,198,393                     7.2            $38.61        416,283            $29.98
-----------------------------------------------------------------------    -----------------------------

[END PAGE 40]

[START PAGE 41]
                                                       >NOTE 10.
                                                    INCOME TAXES

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

Years ended October 31 (in thousands)                 1999                 1998                1997
                                              Amount         %    Amount         %    Amount         %
Statutory tax expense (benefit)              $64,831        35   $46,547        35  ($78,030)      (35)
State income taxes,
 net of federal tax effect                     2,031         1     1,381         1     1,381         1
In-process research and development                -         -         -         -    60,900        28
Dividends received exclusion                    (754)       (1)        -         -    (1,232)       (1)
Other permanent items                          2,427         2     5,034         4    (1,122)       (1)
Change in valuation allowance                      -         -    (7,010)       (5)   (7,066)       (3)
                                             ---------------------------------------------------------
Income tax expense (benefit)
 from continuing operations                  $68,535        37   $45,952        35  ($25,169)      (11)
                                             ---------------------------------------------------------

Income tax expense (benefit) was as follows:

Years ended October 31 (in thousands)                                         1999      1998      1997
CURRENT
   Federal                                                                 $19,646    $2,308   $40,013
   State                                                                     3,125    (4,998)    2,125
   Foreign                                                                   6,261     8,906     5,158
DEFERRED
   Federal                                                                  38,923    37,237   (66,844)
   State                                                                       580     2,499    (5,621)
                                                                           ---------------------------
Income tax expense (benefit)                                               $68,535   $45,952  ($25,169)
                                                                           ---------------------------

Significant components of the net deferred tax assets stated on a gross basis were as follows:

October 31 (in thousands)                                                               1999      1998
GROSS DEFERRED TAX ASSETS
   Loss and credit carry forwards                                                  $  33,062 $  71,212
   Accrued liabilities and reserves                                                   57,518    84,451
   Employee benefits                                                                  21,807    24,452
   Postretirement health care benefits                                                32,892    34,726
   Inventories                                                                        43,468    36,059
   Difference in basis of assets acquired                                              6,652    14,508
                                                                                   -------------------
   Total gross deferred tax assets                                                   195,399   265,408
   Valuation allowance                                                                (5,824)  (60,384)
                                                                                   -------------------
   Deferred tax assets, net of allowance                                           $ 189,575 $ 205,024
                                                                                   -------------------
GROSS DEFERRED TAX LIABILITIES
   Property, equipment, prepublication costs and intangibles                       $  70,013 $  83,036
   Pension and employee benefits accrual                                              10,710    14,133
   Difference in basis of assets acquired                                             64,233    77,395
   Accrued liabilities and reserves                                                   19,849    20,747
                                                                                   -------------------
   Total gross deferred tax liabilities                                              164,805   195,311
                                                                                   -------------------
   Net deferred tax assets                                                         $  24,770  $  9,713
                                                                                   -------------------

[END PAGE 41]

[START PAGE 42]
The Company has recorded a valuation allowance for certain temporary differences for which it is likely, at this time, that the Company will not receive future tax benefit. During the third quarter of fiscal 1999, the Company reduced its valuation allowance attributable to acquired net operating losses and tax credit carryforwards. The change resulted in an increase in the deferred tax asset and a reduction of goodwill of approximately $54.6 million because of tax strategies which became available in the third quarter and the resultant potential for taxable income in the carry forward periods. Realization of the remaining deferred tax assets is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that the remaining net deferred tax assets will be realized.
 At October 31, 1999, the Company had federal and foreign net operating loss carry forwards of approximately $90.0 million expiring at various dates through 2011. In addition, the
Company had available $1.3 million of tax credit carry forwards, with no expiration date, which may be utilized to offset future regular tax liabilities.

                                                      >NOTE 11.
                                    INVESTMENT AND OTHER INCOME

Investment and other income consisted of the following:

Years ended October 31 (in thousands)           1999      1998      1997
Interest income                              $ 2,957   $ 4,880   $24,746
Dividend income                                    -         -     4,238
Other income                                   9,834         -         -
                                             ---------------------------
Total investment and other income            $12,791   $ 4,880   $28,984
                                             ---------------------------

Other income in 1999 includes a gain of $3.0 million from the sale of securities and a gain of $6.4 million from the sale of the Conviser CPA Review Course.


                                                    > NOTE 12.
                                 COMMITMENTS AND CONTINGENCIES

 >    Leases
The Company has long-term operating leases primarily for offices, distribution centers, other facilities and equipment. Leases are generally for periods of up to 30 years, with renewal options at fixed rentals.
 Rent expense under operating leases for the years ended October 31 was $78.5 million in 1999, $60.4 million in 1998 and $52.3 million in 1997.
 Assuming renewal options are not exercised, the future minimum rental payments are as follows: fiscal 2000 - $73.5 million;  fiscal  2001 - $58.2 million;  fiscal  2002  -  $45.5 million; fiscal 2003 - $30.9 million; fiscal 2004 - $22.4 million; all years thereafter - $88.4 million.

 > Theatre  operations
In December 1993, the Company spun off its theatre operations to GC Companies, Inc. (GCC), which is listed on the New York Stock Exchange under the symbol GCX. In connection with the distribution, GCC and Harcourt General entered into various agreements which govern their ongoing relationship.
 Under the Reimbursement and Security Agreement, GCC granted to Harcourt General a security interest in the stock of certain of its theatre subsidiaries in order to secure GCC's obligation to indemnify Harcourt General from any losses which Harcourt General may incur due to its secondary liability on theatre leases which were transferred to GCC as part of the spin-off. In addition, GCC has agreed to certain financial covenants designed to protect Harcourt General from incurring such losses. As of October 31, 1999, GCC's aggregate future rental payments due under such theatre leases amounted to approximately $402.5 million.

 >Litigation
The Company is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect on its financial position or operations.
[END PAGE 42]

[START PAGE 43]

                                                      >NOTE 13.
          PENSION PLANS AND POSTRETIREMENT HEALTH CARE BENEFITS

In fiscal 1999, the Company adopted SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of SFAS 132 provide new disclosure requirements for pensions and other postretirement benefit plans, but do not change the measurement or recognition of these plans. SFAS 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on the changes in benefit obligations and fair values of plan assets.
 The  Company  has  a noncontributory defined  benefit  pension plan covering substantially all full-time employees. The Company also sponsors an unfunded supplemental executive retirement plan which provides certain employees additional pension benefits. Benefits under the plans are based on the employees' years of service and compensation over defined periods of employment. When funding is required, the Company's policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities.
 Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits if they have met certain service and minimum age requirements. The cost of these benefits is accrued during the years in which an employee provides services.

Components   of   net   pension  expense   were   as   follows:

Years ended October 31 (in thousands)                     1999      1998      1997

Service cost                                           $12,515   $ 8,053   $ 7,490
Interest cost on projected benefit obligation            7,589     5,930     5,022
Expected return on assets                               (9,745)   (8,171)   (7,140)
Net amortization and deferral                             (540)     (584)     (585)
                                                       ---------------------------
Net pension expense                                    $ 9,819   $ 5,228   $ 4,787
                                                       ---------------------------

The periodic postretirement health care benefit cost was as follows:

Years ended October 31 (in thousands)                     1999      1998      1997

Service cost                                           $   425   $   405   $   377
Interest cost on accumulated benefit obligation          2,293     2,199     2,157
Net amortization and deferral                           (1,399)   (1,694)   (1,810)
                                                       ---------------------------
Net periodic cost                                      $ 1,319   $   910   $   724
                                                       ---------------------------

The changes in the benefit obligations and the reconciliations of the funded status of the Company's plans to the consolidated balance sheets were as follows:

                                               Pension Benefits  Postretirement Benefits
October 31 (in thousands)                       1999      1998         1999      1998
Change in benefit obligations:
   Benefit obligations at beginning of year $ 93,562  $ 71,485     $ 33,490  $ 29,896
   Service cost                               12,515     8,053          425       405
   Interest                                    7,589     5,930        2,293     2,199
   Acquisitions                               12,719         -            -         -
   Benefits paid                              (3,775)   (4,011)      (2,593)   (2,356)
   Actuarial loss (gain)                      (8,432)   12,105       (3,541)    3,346
                                            -----------------------------------------
   Benefit obligation at end of year        $114,178  $ 93,562     $ 30,074  $ 33,490
                                            -----------------------------------------

[END PAGE 43]

[START PAGE 44]
Change in plan assets:

(in thousands)                                                         Pension Plans
                                                                      1999      1998
Fair value of plan assets at beginning of year                      $111,264  $105,756
Actual return on assets                                               11,697     9,446
Company contributions                                                     86        73
Acquisitions                                                           9,758         -
Benefits paid                                                         (3,775)   (4,011)
                                                                   -------------------
Fair value of plan assets at end of year                            $129,030  $111,264
                                                                   -------------------

Funded status:

(in  thousands)                                                       Pension Plans            Postretirement Plans
                                                                        1999       1998              1999      1998
Fair value of plan assets greater (less) than benefit obligation    $ 14,852   $ 17,702         ($ 30,074) ($33,490)
Unrecognized net actuarial gain                                      (27,795)   (17,336)          (41,274)  (39,283)
Unrecognized prior service cost                                          583        597              (150)        -
Unrecognized net obligation at transition                               (627)    (1,255)                -         -
                                                                    -----------------------------------------------
Liability recognized in the consolidated balance sheets            ( $12,987) ($    292)        ($ 71,498)($ 72,773)
                                                                    -----------------------------------------------


Weighted-average assumptions:

                                                                        Pension Benefits
                                                                        1999      1998
Discount rate                                                            7.5%      7.0%
Expected long-term rate of return on plan assets                         9.0%      9.0%
Rate of future compensation increases                                    6.0%      6.0%

The weighted-average assumptions for postretirement health care benefits included a discount rate of 7.5 percent in 1999 and
7.0 percent in 1998.
 For measurement purposes, a 7.0 percent annual rate of increase in the per capita cost of covered care benefits was assumed for fiscal 2000. The rate was assumed to decrease gradually to 5.0 percent in fiscal 2002 and remain at that level thereafter.
 If the health care trend rate were increased one percentage point, postretirement health care benefit costs for the year ended October 31, 1999 would have been $.2 million higher, and the accumulated postretirement benefit obligation as of October 31, 1999 would have been $2.4 million higher. If the health care trend rate was decreased one percentage point, postretirement health care benefit costs for the year ended October 31, 1999 would have been $.2 million lower, and the accumulated postretirement benefit obligation as of October 31, 1999 would have been $2.1 million lower.
 The Company has a qualified defined contribution 401(k) plan which covers substantially all employees. Employees make contributions to the plan, the Company matches 25 percent of an employee's contribution up to a maximum of six percent of the employee's compensation. Company contributions for the years ended October 31, 1999, 1998 and 1997 were $7.0 million, $5.9 million and $4.6 million, respectively. The Company also has an employee stock ownership plan which is non-contributory. [END PAGE 44]

[START PAGE 45]

                                                      >NOTE 14.
                                          FINANCIAL INSTRUMENTS

The   estimated   fair   values  of  the  Company's   financial
instruments are as reported and disclosed in the consolidated financial statements, and as discussed below.

 > Debt
The fair values of the Company's senior debt, subordinated notes and convertible subordinated debentures were $927.7 million and $983.7 million on October 31, 1999 and 1998, respectively, and were based upon quoted prices and comparable publicly-traded issues. The corresponding book values of the Company's senior debt, subordinated notes and convertible subordinated debentures were $967.2 million and $969.8 million on October 31, 1999 and 1998, respectively.

                                                     > NOTE 15.
                                             EARNINGS PER SHARE

Pursuant to the provisions of SFAS 128, "Earnings per Share," the earnings (loss) from continuing operations and the number of weighted-average shares used in computing basic and diluted earnings (loss) per share (EPS) are as follows:


Years ended October 31 (in thousands)                                         1999      1998       1997
Earnings (loss) from continuing operations                               $ 120,348   $87,601 ($ 197,775)
Less: dividends on Series A Cumulative Convertible Stock                      (816)     (881)      (944)
                                                                         ------------------------------
Earnings (loss) from continuing operations for computation
   of basic EPS                                                            119,532    86,720   (198,719)
Add: dividends on assumed conversion of Series A
   Cumulative Convertible Stock                                                816       881         -
                                                                         ------------------------------
Earnings (loss) from continuing operations for computation
   of diluted EPS                                                        $ 120,348   $87,601  ($198,719)
                                                                         ------------------------------

Shares for computation of basic EPS from continuing operations              71,103    70,837     70,812
Add: assumed conversion of Series A Cumulative Convertible Stock               987     1,182          -
Add: effect of assumed option exercises                                         78       122          -
                                                                         ------------------------------
Shares for computation of diluted EPS from continuing operations            72,168    72,141     70,812
                                                                         ------------------------------


For the year ended October 31, 1999, options to purchase 831,329 shares of common stock were not included in the computation of diluted EPS because the exercise price of those options was greater than the average market price of those shares. For the year ended October 31, 1998, options to purchase 262,800 shares of common stock were not included in the computation of diluted EPS because the exercise price of those options was greater than the average market price of those shares. For the year ended October 31, 1997, options to purchase 492,000 shares of common stock and the assumed conversion of 1,125,000 shares of Series A Cumulative Convertible Stock were not included in the computation diluted EPS because of the net loss in that year.
[END PAGE 45]

[START PAGE 46]
                                                     > NOTE 16.
         COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                              1999
(in millions except for per share data)              Quarter 1 Quarter 2 Quarter 3 Quarter 4  Full Year
Revenues                                               $ 387.6   $ 378.4   $ 693.0   $ 683.6  $ 2,142.6
                                                      -------------------------------------------------

Gross profit                                           $ 244.0   $ 235.7   $ 505.4   $ 460.2  $ 1,445.3
                                                      -------------------------------------------------

Earnings (loss) from continuing operations            ($  32.3) ($  39.4)  $ 122.2   $  69.8  $   120.3
Earnings from discontinued specialty retail operations    12.8      15.8      18.3      16.6       63.5
                                                      -------------------------------------------------

Net earnings (loss)                                   ($  19.5) ($  23.6)  $ 140.5   $  86.4  $   183.8
                                                      -------------------------------------------------

Basic amounts per share
   Continuing operations                              ($  .46)  ($   .55)  $  1.71    $   .98 $    1.68
   Discontinued specialty retail operations               .18        .22       .26        .23       .89
                                                      -------------------------------------------------
Basic amounts per share                               ($  .28)  ($   .33)  $  1.97    $  1.21 $    2.57
                                                      -------------------------------------------------

Diluted amounts per share
   Continuing operations                              ($  .46)  ($   .55)  $  1.70    $   .97  $   1.67
   Discontinued specialty retail operations               .18        .22       .25        .23       .88
                                                      -------------------------------------------------
Diluted amounts per share                             ($  .28)  ($   .33)  $  1.95    $  1.20  $   2.55
                                                      -------------------------------------------------

Dividends per share
   Common Stock                                        $  .20    $   .20   $   .20    $   .21  $    .81
                                                      -------------------------------------------------
   Class B Stock                                       $  .18    $   .18   $   .18    $  .189  $   .729
                                                      -------------------------------------------------
   Series A Stock                                      $.2275    $ .2275   $ .2275    $ .2385  $  .9210
                                                      -------------------------------------------------

                                                                              1998
(in millions except for per share data)              Quarter 1 Quarter 2 Quarter 3 Quarter 4  Full Year

Revenues                                               $320.1   $ 328.4   $  613.9    $ 599.5  $1,861.9
                                                      -------------------------------------------------

Gross profit                                           $194.1   $ 199.2   $  423.3    $ 416.8  $1,233.4
                                                      -------------------------------------------------

Earnings (loss) from continuing operations            ($ 31.0) ($  34.4)  $   98.8    $  54.2  $   87.6
Earnings from discontinued
   specialty retail operations                           16.6      17.2       12.0        8.2      54.0
                                                      -------------------------------------------------

Net earnings (loss)                                   ($ 14.4) ($  17.2)  $   110.8   $  62.4    $141.6

                                                      -------------------------------------------------
Basic amounts per share
   Continuing operations                              ($  .44) ($   .49)  $    1.39   $   .76    $ 1.22
   Discontinued specialty retail operations               .23       .24         .17       .12       .77
                                                      -------------------------------------------------
Basic amounts per share                               ($  .21) ($   .25)  $    1.56   $   .88    $ 1.99
                                                      -------------------------------------------------

Diluted amounts per share
   Continuing operations                              ($  .44) ($   .49)  $    1.37   $   .75    $ 1.21
   Discontinued specialty retail operations               .23       .24         .17       .12       .75
                                                      -------------------------------------------------
Diluted amounts per share                             ($  .21) ($   .25)  $    1.54   $   .87    $ 1.96

Dividends per share
   Common Stock                                        $  .19   $   .19   $     .19   $   .20    $  .77
                                                      -------------------------------------------------
   Class B Stock                                       $ .171   $  .171   $    .171   $   .18    $ .693
                                                      -------------------------------------------------
   Series A Stock                                      $.2165   $ .2165   $   .2165   $ .2275    $.8770
                                                      -------------------------------------------------

[END PAGE 46]

[START PAGE 47]
INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
Harcourt General, Inc.
Chestnut Hill, Massachusetts

We have audited the consolidated balance sheets of Harcourt General, Inc. and its subsidiaries as of October 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
 In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harcourt General, Inc. and its subsidiaries as of October 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
December 9, 1999


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

/s/ John R. Cook
John R. Cook
Senior Vice President and Chief Financial Officer


/s/ Catherine N. Janowski
Catherine N. Janowski
Vice President and Controller
[END PAGE 47]

[START PAGE 48}
FIVE YEAR SUMMARY (UNAUDITED)


(in thousands except for per share amounts)        1999        1998       1997        1996        1995
REVENUES                                     $2,142,622  $1,861,907 $1,481,748  $1,214,916  $1,146,487
OPERATING EARNINGS (LOSS)                    $  279,649  $  214,550($  183,939) $  188,448  $  171,771
Investment and other income                      12,791       4,880     28,984      27,329      39,945
Interest expense                               (107,210)    (86,436)   (67,989)    (54,654)    (54,777)
                                             ---------------------------------------------------------
EARNINGS (LOSS) FROM CONTINUING
OPERATIONS BEFORE INCOME TAXES
AND MINORITY INTEREST                           185,230     132,994  (222,944)     161,123    156,939

Income tax benefit (expense)                    (68,535)    (45,952)   25,169      (44,516)   (44,124)
Minority interest in net losses
   of subsidiaries                                3,653         559          -           -          -
                                             ---------------------------------------------------------
EARNINGS (LOSS) FROM
CONTINUING OPERATIONS                           120,348      87,601  (197,775)     116,607    112,815

Discontinued specialty retail operations, net    63,482      54,015    82,653       74,244     53,068
                                             ---------------------------------------------------------
NET EARNINGS (LOSS)                          $  183,830  $  141,616($ 115,122)  $  190,851 $  165,883
                                             ---------------------------------------------------------
Depreciation and amortization                $  255,491  $  243,121 $  281,518  $  120,014 $  126,650
Capital expenditures                         $  226,549  $  194,137 $  142,002  $  156,919 $  126,539
Total assets                                 $2,950,105  $3,389,878 $2,816,107  $2,315,184 $2,188,409
Total long-term liabilities                  $1,595,592  $1,704,430 $1,186,018  $  567,263 $  678,031
BASIC AMOUNTS PER
COMMON SHARE:
   Continuing operations                     $     1.68  $     1.22($     2.81) $     1.62 $     1.49
   Discontinued specialty retail operations        0.89        0.77       1.17        1.04       0.71
                                             ---------------------------------------------------------
Basic net earnings (loss)                    $     2.57  $     1.99($     1.64) $     2.66 $     2.20
                                             ---------------------------------------------------------
DILUTED AMOUNTS PER
COMMON SHARE:
   Continuing operations                     $     1.67  $     1.21($     2.81) $     1.60 $     1.47
   Discontinued specialty retail operations        0.88        0.75       1.17        1.02       0.69
                                             ---------------------------------------------------------
Diluted net earnings (loss)                  $     2.55  $     1.96($     1.64) $     2.62 $     2.16
                                             ---------------------------------------------------------
Dividends paid on common stock               $      .81  $      .77 $      .73  $      .69 $      .65
                                             ---------------------------------------------------------

[END PAGE 48]

[START PAGE 50]

SHAREHOLDER INFORMATION
Requests for general information or published financial information can be made in writing to the Corporate Relations Department, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, MA 02467. Telephone: (617) 232-8200. To request printed financial information or leave a message for the Company's Transfer Agent, individuals may call The Shareholder Line at
(800) 225-9194, Extension 2345. News and information about Harcourt General, Inc. is also available on the Internet's World Wide Web at www.harcourtgeneral.com.

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

Transfer agent and registrar for Common, Series A and Class B stock
BankBoston, N.A.
c/o EquiServe Limited Partnership
Shareholder Services Division
Post Office Box 8040
Mail Stop 45-01-05
Boston, MA 02266-8040
(800) 730-4001


Form 10-K
The Company's Form 10-K as filed with the Securities and Exchange
Commission is available upon written request to the Corporate
Relations Department of the Company.

Annual meeting
The Annual Meeting of Shareholders will be held on Friday, March
10, 2000 at 10:00 a.m. at the Company's Corporate Headquarters,
27 Boylston Street, Chestnut Hill, Massachusetts.

Stock information
Harcourt General's Common Stock and Series A Cumulative Convertible Stock are traded on the New York Stock Exchange under the symbols H and HPRA, respectively. The following table indicates the quarterly price range of the Common Stock and Series A Stock for the past two fiscal years. Following an adjustment related to the spin-off of The Neiman Marcus Group, the Series A Shares are convertible into Common Stock on a 1:1.31 basis.


Common Stock*                                   1999                1998
Quarter                                    High       Low      High       Low
First                                    $54.94    $47.63    $55.38    $50.75
Second                                   $50.00    $43.94    $56.88    $50.88
Third                                    $54.00    $46.31    $61.69    $52.00
Fourth                                   $47.13    $36.75    $56.13    $42.56

Series A Stock                                  1999                1998
Quarter                                    High       Low      High       Low
First                                    $60.00    $55.00    $61.00    $55.75
Second                                   $51.25    $48.13    $61.00    $59.00
Third                                    $56.75    $49.75    $67.50    $56.50
Fourth                                   $52.00    $45.00    $61.25    $45.00


*-With the exception of the fourth quarter
"low" price in fiscal 1999, these stock prices are prior to the tax-free distribution of shares in The Neiman Marcus Group, which was effective on October 22, 1999.

Harcourt General had 7,121 and 7,555 Common shareholders of record at October 31, 1999 and 1998, respectively, and 435 and 494 Series A shareholders of record at October 31, 1999 and 1998, respectively. Each share of Series A Stock is convertible into
1.31 shares of Common Stock at any time.


Corporate Address
Harcourt General, Inc.
27 Boylston Street
Chestnut Hill, MA 02467
(617) 232-8200

Harcourt General is an Equal Opportunity Employer

[END PAGE 50]